                                                   Registration No. 333-


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                   FORM N-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [X]


           Pre-Effective Amendment No.
                                       _____



           Post-Effective Amendment No.                                    [ ]
                                       -----


                                    AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]

           Amendment No. _____                                             [ ]

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Exact Name of Registrant)

                             --------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          (Name of Insurance Company)
             1290 Avenue of the Americas, New York, New York 10104
         (Address of Insurance Company's Principal Executive Offices)
             Telephone Number, including Area Code: (212) 554-1234

                             --------------------

                                   DODIE KENT
                           VICE PRESIDENT AND COUNSEL
           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                    (Name and Address of Agent for Service)

                             --------------------

                 Please send copies of all communications to:
                              PETER E. PANARITES
                                 Foley & Lardner
                               Washington Harbour
                            3000 K Street, Northwest
                             Washington, D.C. 20007

                             --------------------


                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933


----------------------------------------------------------------------------------------------------------------------------
Title of Securities Being    Amount Being       Proposed Maximum            Proposed Maximum         Amount of Registration
       Registered             Registered     Offering Price per Unit    Aggregate Offering Price*              Fee
----------------------------------------------------------------------------------------------------------------------------
    Units of Interest
   Under Group Annuity
       Contract             $20,000,000           $.0001267(1)               $20,000,000(1)                 $2,534
----------------------------------------------------------------------------------------------------------------------------


* Estimated solely for purpose of determining the registration fee.

(1) The Contract does not provide for a predetermined amount or number of units


Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement is also made part of Registration Statement File No. 333-86472 of the Registrant.

Approximate Date of Proposed Public Offering: as soon as practicable after the effective date of the registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                               [MEMBERS RETIREMENT PROGRAM LOGO]
--------------------------------------------------------------------------------

MAY 1, 2004


-------------------------------------------------------------------------------


ALLIANCE BALANCED FUND             [GRAPHIC OMITTED]
----------------------------------------------------
ALLIANCE GROWTH EQUITY FUND
----------------------------------------------------
ALLIANCE MID CAP GROWTH FUND
----------------------------------------------------
EQ/ALLIANCE INTERMEDIATE GOVERNMENT
SECURITIES FUND
----------------------------------------------------
EQ/ALLIANCE INTERNATIONAL FUND
----------------------------------------------------
EQ/EQUITY 500 INDEX FUND
----------------------------------------------------
EQ/SMALL COMPANY INDEX FUND
----------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED
VALUE FUND                         [GRAPHIC OMITTED]
----------------------------------------------------

                                   EQ/CALVERT SOCIALLY
                                   RESPONSIBLE FUND          [GRAPHIC OMITTED]
                                   ---------------------------------------------
                                   EQ/CAPITAL GUARDIAN       [GRAPHIC OMITTED]
                                   INTERNATIONAL FUND
                                   ---------------------------------------------
                                   EQ/CAPITAL GUARDIAN RESEARCH FUND
                                   ---------------------------------------------
                                   EQ/CAPITAL GUARDIAN U.S. EQUITY FUND
                                   ---------------------------------------------
                                   EQ/FI SMALL/MID CAP
                                   VALUE FUND
                                   ---------------------------------------------
                                   EQ/TECHNOLOGY FUND        [GRAPHIC OMITTED]
                                   ---------------------------------------------


EQ/MFS EMERGING GROWTH
COMPANIES FUND                     [GRAPHIC OMITTED]
----------------------------------------------------
GUARANTEED RATE ACCOUNTS           [GRAPHIC OMITTED]
----------------------------------------------------
MONEY MARKET GUARANTEE ACCOUNT
----------------------------------------------------

--------------------------------------------------------------------------------
 THIS BOOKLET CONTAINS A PROSPECTUS RELATING TO THE MEMBERS RETIREMENT PROGRAM CONTRACT WHICH IS ISSUED BY THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND PROSPECTUSES FOR AXA PREMIER VIP TRUST AND EQ ADVISORS TRUST.
--------------------------------------------------------------------------------

Members Retirement Program
PROSPECTUS DATED MAY 1, 2004
--------------------------------------------------------------------------------

Please read this prospectus and keep it for future reference. It contains important information you should know before participating in the Program or allocating amounts under the contract.

ABOUT THE MEMBERS RETIREMENT PROGRAM

The Program provides members of certain groups and other eligible persons several plans for the accumulation of retirement savings on a tax-deferred basis. Through trusts ("trusts") maintained under these plans, you can allocate contributions among the investment options offered under the Program. There are currently 18 investment options under the Program including: 3-year and 5-year Guaranteed Rate Accounts and the Money Market Guarantee Account (the "guaranteed options"), and 15 investment funds (the "Funds").

WHAT IS THE MEMBERS RETIREMENT PROGRAM CONTRACT?

The Members Retirement Program contract is a group annuity contract issued by THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. Contributions to the trusts maintained under the plans will be allocated among our investment funds and guaranteed options in accordance with participant instructions.


--------------------------------------------------------------------------------
INVESTMENT OPTIONS
--------------------------------------------------------------------------------
PRINCIPAL PROTECTION:                SMALL/MID COMPANY STOCKS:
 o Guaranteed Rate Accounts          o Alliance Mid Cap Growth
 o Money Market Guarantee              Fund
   Account                           o EQ/Small Company Index Fund
                                     o EQ/FI Small/Mid Cap Value
LARGE COMPANY STOCKS:                  Fund
o Alliance Growth Equity Fund(1)
o EQ/Bernstein Diversified Value     BALANCED/HYBRID:
  Fund                               o Alliance Balanced Fund
o EQ/Calvert Socially
  Responsible Fund                   INTERNATIONAL STOCKS:
o EQ/Capital Guardian                o EQ/Alliance International
  Research Fund                        Fund
o EQ/Capital Guardian U.S.           o EQ/Capital Guardian
  Equity Fund                          International Fund
o EQ/Equity 500 Index Fund
o EQ/MFS Emerging Growth             FIXED INCOME:
  Companies Fund                     o EQ/Alliance Intermediate
o EQ/Technology Fund(2)                Government Securities Fund
--------------------------------------------------------------------------------



 (1) There is no capitalization constraint on this Fund. The capitalization size of the Fund is driven by stock selection. Currently, the Fund may be considered to be large capitalization.

 (2) Subject to shareholder approval, on or about May 14, 2004, we anticipate that the EQ/Technology investment option of EQ Advisors Trust will be merged into the AXA Premier VIP Technology investment option of AXA Premier VIP Trust. See "Combination of certain investment options" later in this prospectus.


The Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are managed by Equitable Life. Each of the other Funds invests in shares of a corresponding portfolio ("Portfolio") of AXA Premier VIP Trust and EQ Advisors Trust (the "Trusts"). You should also read the prospectuses for the Trusts and keep them for future reference.


GUARANTEED OPTIONS. The guaranteed options we offer include a 3-year Guaranteed Rate Account and 5-year Guaranteed Rate Account, and the Money Market Guarantee Account.

We have filed registration statements relating to this offering with the Securities and Exchange Commission. A Statement of Additional Information ("SAI"), dated May 1, 2004, which is part of one of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC Website at http://www.sec.gov.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                       92995/MRP

Contents of this prospectus

-----
Contents of this prospectus   1
--------------------------------------------------------------------------------



MEMBERS RETIREMENT PROGRAM


----------------------------------------------------
Index of key words and phrases                3
The Program at a glance - key features        4
Employer choice of retirement plans           4
Plan features                                 4
The Contract at a glance - key features       5


1
----------------------------------------------------
FEE TABLE                                     7
------------------------------------------    -
Examples                                      9
Condensed financial information              11
Financial statements of investment funds     11

2
----------------------------------------------------
INVESTMENT OPTIONS                           12
----------------------------------------------------
The Funds                                    12
Risks of investing in the funds              16
Additional information about the funds       18
The guaranteed options                       18

3
----------------------------------------------------
HOW WE VALUE YOUR ACCOUNT BALANCE IN
THE FUNDS                                    20
----------------------------------------------------
For amounts in the Funds                     20




--------------------------------------------------------------------------------
When we use the words "we," "us" and "our," we mean Equitable Life.
Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer. "You" and "your" also can refer to the plan participant when the contract owner has instructed us to take participant in plan instructions as the contract owner's instructions under the contract, for example see "Transfers and access to your account."

----------
Contents of this prospectus   2
--------------------------------------------------------------------------------


4
-------------------------------------------------------------
TRANSFERS AND ACCESS TO YOUR ACCOUNT                     21
-------------------------------------------------------------
Transfers among investment options                       21
Disruptive transfer activity                             21
Our Account Investment Management System (AIMS)          22
Participant loans                                        22
Choosing benefit payment options                         22
Spousal consent                                          23
Benefits payable after the death of a participant        23
-------------------------------------------------------------

5
-------------------------------------------------------------
THE PROGRAM                                              25
-------------------------------------------------------------
Summary of plan choices                                  25
Getting started                                          26
How to make Program contributions                        26
Allocating Program contributions                         26
Distributions from the investment options                26
Rules applicable to participant distributions            27

6
-------------------------------------------------------------
CHARGES AND EXPENSES                                     28
-------------------------------------------------------------
Charges based on amounts invested in the Program         28
Plan and transaction expenses                            29
Individual annuity charges                               29
Charges for state premium and other applicable taxes     29
Fees paid to associations                                29
General information of fees and charges                  29


7
-------------------------------------------------------------
TAX INFORMATION                                          30
-------------------------------------------------------------
Buying a contract to fund a retirement arrangement       30
Income taxation of distributions to qualified plan
   participants                                          30
Other tax consequences                                   31


8
-------------------------------------------------------------
MORE INFORMATION                                         32
-------------------------------------------------------------
About Program changes or terminations                    32
IRS disqualification                                     32
About the separate accounts                              32
Combination of certain investment options                32
About legal proceedings                                  32
About our independent auditors                           32
About the Trustee                                        33
Reports we provide and available information             33
Acceptance                                               33

-------------------------------------------------------------
APPENDIX I: CONDENSED FINANCIAL
INFORMATION                                             A-1
-------------------------------------------------------------

-------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                  S-1
-------------------------------------------------------------

-------------------------------------------------------------
About Equitable Life                        inside back cover
How to reach us                                    back cover
-------------------------------------------------------------

------
Members Retirement Program  3
--------------------------------------------------------------------------------

INDEX OF KEY WORDS AND PHRASES

Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.



                                               PAGE
AIMS                                                22
beneficiary                                         23
benefit payment options                             22
business day                                        22
contract                                            25
corresponding portfolios                   front cover
disruptive transfer activity                        21
eligible rollover distributions                     30
Equitable Life                              back cover
GRAs                                                19
guaranteed options                                  18
individually designed plan                          25
IRA                                                 30
investment funds                           front cover
investment options                                  12
market timing                                       21
Master Trust                                        25
Money Market Guarantee Account                      19
Pooled Trust                                        25
Program                                             25
separate accounts                                   32
Trusts                                     front cover
unit value                                         20
unit                                               20
Volume Submitter Plan                              25
Volume Submitter Retirement Trust                  25
3-year GRA                                         19
5-year GRA                                         19

----
Members Retirement Program  4
--------------------------------------------------------------------------------

THE PROGRAM AT A GLANCE - KEY FEATURES

EMPLOYER CHOICE OF RETIREMENT PLANS

Our Members Retirement Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Plan is designed to comply with the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Program's investment options are the only investment choices under the Members Retirement Plan.


Our Volume Submitter Plan is a defined contribution plan that can be adopted as a profit-sharing plan (new comparability or age weighted) with or without 401(k) features. The Program's investment options are the only investment choices under the Volume Submitter Plan.


Our Pooled Trust for Individually Designed Plans, which invests through our Investment Only arrangement, allows you to use the investment options in the Program through our Pooled Trust.

PLAN FEATURES

MEMBERS RETIREMENT PLAN:

o    The Program investment options are the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o    Use of our Master Trust.

o    No minimum amount must be invested.

o    5500 reporting.

o    Automatic updates for law changes.


VOLUME SUBMITTER PLAN:

o    Program investment options used as the only investment choices.

o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

o    Use of our Volume Submitter Retirement Trust.

o    No minimum amount must be invested.

o    5500 reporting.

o    Automatic updates for law changes (requires employer adoption).


INVESTMENT ONLY:

o    Our Pooled Trust is used for investment only.

o    Recordkeeping services provided for plan assets in Pooled Trust.

PLAN CHARGES AND EXPENSES:

o Plan and transaction charges vary by type of plan adopted, or by specific transaction.

TAX ADVANTAGES:

o    On earnings

     No tax on investment earnings until withdrawn.

o    On transfer

     No tax on internal transfers.

TAX NOTE:

o Because you are purchasing or contributing to an annuity contract to fund a retirement plan qualified under section 401 of the Internal Revenue Code (the "Code") you should be aware that the contract meets Code qualification requirements but does not provide tax deferral benefits beyond those already provided by the Code. You should consider whether the contract's features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the features, benefits and costs of the contract relative to other types of arrangements. (For more information, see "Tax information" later in the prospectus for your specific type of retirement arrangement).

ADDITIONAL FEATURES FOR AMOUNTS HELD IN THE TRUST:

o    Toll-free number available for transfers and account information.

o    Internet website access to account information and transactions

o    Participant loans (if elected by your employer; some restrictions apply).

-----
Members Retirement Program  5
--------------------------------------------------------------------------------

o    Regular statements of account.

o    Retirement Program Specialist and Account Executive support.

o    Daily valuation of accounts.



------------------------------------------------------------------------------------------------------
                                             MEMBERS
                                             RETIREMENT
                                             PLAN AND                    POOLED TRUST FOR
                                             VOLUME                      INDIVIDUALLY
                                             SUBMITTER PLAN              DESIGNED PLANS
------------------------------------------------------------------------------------------------------
WHO SELECTS INVESTMENTS?                     Participant.                Participant or Trustee,
                                                                         as specified under your
                                                                         Plan.
------------------------------------------------------------------------------------------------------
ARE LOANS AVAILABLE?                         Yes, if permitted under     Yes, if permitted under
                                             your Plan.                  your Plan.
------------------------------------------------------------------------------------------------------
WHEN ARE YOU ELIGIBLE FOR DISTRIBUTIONS?     Upon retirement,            Benefits depend upon
                                             death, disability or        the terms of your Plan.
                                             termination of
                                             employment.
------------------------------------------------------------------------------------------------------


CONTRACT AT A GLANCE - KEY FEATURES

CONTRIBUTIONS:

o    Can be allocated to any one option or divided among them.

o    Must be made by check or money order payable to Equitable Life.

o    Must be sent along with a Contribution Remittance Form.

o Are credited on the day of receipt if accompanied by properly completed forms.

TRANSFERS AMONG INVESTMENT OPTIONS:

o Generally, amounts may be transferred among the investment options at any time.

o    Transfers may be made by telephone on AIMS or on our Internet Website.


o    There is no charge for transfers and no tax liability.

o Transfers from the Guaranteed Rate Accounts may not be made prior to maturity.

CHARGES AND EXPENSES:

o Program expense charge assessed against combined value of Program assets in the Trust.

o Investment management and accounting fees and other expenses charged on an investment fund-by-fund basis, as applicable.

o    Record maintenance and report fee

o    Enrollment fee

o    Annuity administrative charge

o Indirectly, charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.


PROFESSIONAL INVESTMENT MANAGEMENT:

Through the investment funds under our contract we make available these professional investment managers who advise or sponsor the different Funds:


o    Alliance Capital Management L.P.

o Alliance Capital Management L.P., through its Bernstein Investment Research and Management (unit of Alliance Capital Management, L.P.)

o    Brown Capital Management, Inc.

----------
 Members Retirement Program  6
--------------------------------------------------------------------------------

o    Calvert Asset Management Company, Inc.

o    Capital Guardian Trust Company

o    Fidelity Management & Research Company


o    Firsthand Capital Management, Inc.


o    MFS Investment Management


o    RCM Capital Management LLC

o    Wellington Management Company, LLP

BENEFIT PAYMENT OPTIONS:


o    Lump sum.

o    Installments on a time certain or dollar certain basis.

o Variety of annuity benefit payout options as available under your employer's plan.

o    Fixed or variable annuity options available.


GUARANTEED OPTIONS:


The three guaranteed options include two Guaranteed Rate Accounts and a Money Market Guarantee Account.


Members Retirement Program

1
Fee table


--------
Fee table  7
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay if you purchase an annuity payout option. WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS, YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.

--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE IF YOU PURCHASE AN ANNUITY PAYOUT
OPTION
--------------------------------------------------------------------------------
Charge if you purchase an annuity payout option                             $350


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.

--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR INVESTMENT FUNDS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS

--------------------------------------------------------------------------------
Maximum program expense charge(1)                                          1.00%
Maximum program-related Other expenses                                     0.42%
Maximum program-related Investment management and accounting fees(2)       0.65%


--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE END OF EACH CALENDAR QUARTER
--------------------------------------------------------------------------------
Record maintenance and report fee:                                         $3.75

--------------------------------------------------------------------------------
CHARGES WE MAY DEDUCT FROM YOUR ACCOUNT VALUE
--------------------------------------------------------------------------------
Enrollment fee:(3)                                           $25 per participant

--------------------------------------------------------------------------------
CHARGES WE DEDUCT FROM AMOUNTS IN THE GRAS AND THE MONEY MARKET GUARANTEE
ACCOUNT
--------------------------------------------------------------------------------
Maximum program expense charge(1)                                           1.00


A proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any investment fund of the Trusts to which monies are allocated also applies. The table below shows the lowest and highest total operating expenses (as of December 31, 2003) charged by any of the Portfolios that apply periodically during the time that you own the contract. These fees and expenses are reflected in the investment funds' net asset value each day. Therefore, they reduce the investment return of the fund and the related investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectuses for the Trusts.
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY ASSETS
--------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for
     2003 (expenses that are deducted                  Lowest       Highest
from Portfolio assets including management
     fees, 12b-1 fees, and/or other expenses)           0.56%         2.28%

--------
Fee table  8
--------------------------------------------------------------------------------



PORTFOLIO OPERATING EXPENSES AND SEPARATE ACCOUNT EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR EQ/ALLIANCE INTERMEDIATE GOVERNMENT SECURITIES, EQ/ALLIANCE INTERNATIONAL, EQ/BERNSTEIN DIVERSIFIED VALUE, EQ/CALVERT SOCIALLY RESPONSIBLE, EQ/CAPITAL GUARDIAN INTERNATIONAL, EQ/CAPITAL GUARDIAN RESEARCH, EQ/CAPITAL GUARDIAN U.S. EQUITY, EQ/EQUITY 500 INDEX, EQ/FI SMALL/MID CAP VALUE, EQ/MFS EMERGING GROWTH COMPANIES, EQ/SMALL COMPANY INDEX AND EQ/TECHNOLOGY* FUNDS.




--------------------------------------------------------------------------------------------------------------------------
                                                                 TRUST RELATED EXPENSES
                                                                            NET TOTAL                         NET TOTAL
                                                                             ANNUAL                            ANNUAL
                                                                            EXPENSES        FEE WAIVERS       EXPENSES
                                   INVESTMENT                                BEFORE           AND/OR           AFTER
                                     MGMT.          OTHER        12b-1      EXPENSE          EXPENSE          EXPENSE
                                    FEES(4)     EXPENSES(5)     FEE(6)     LIMITATION   REIMBURSEMENTS(7)   LIMITATIONS
--------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
EQ/Alliance Intermediate
  Government Securities          0.49%         0.08%          0.25%      0.82%           0.00%              0.82%
EQ/Alliance International        0.74%         0.13%          0.00%      0.87%          (0.02)%             0.85%
EQ/Bernstein Diversified Value   0.64%         0.06%          0.25%      0.95%           0.00%              0.95%
EQ/Calvert Socially
  Responsible                    0.65%         0.55%          0.25%      1.45%          (0.40)%             1.05%
EQ/Capital Guardian
  International                  0.85%         0.21%          0.25%      1.31%          (0.11)%             1.20%
EQ/Capital Guardian Research     0.65%         0.07%          0.25%      0.97%          (0.02)%             0.95%
EQ/Capital Guardian U.S.
  Equity                         0.65%         0.07%          0.25%      0.97%          (0.02)%             0.95%
EQ/Equity 500 Index              0.25%         0.06%          0.25%      0.56%           0.00%              0.56%
EQ/FI Small/Mid Cap Value        0.75%         0.10%          0.25%      1.10%           0.00%              1.10%
EQ/MFS Emerging Growth
  Companies                      0.65%         0.07%          0.25%      0.97%           0.00%              0.97%
EQ/Small Company Index           0.25%         0.35%          0.25%      0.85%           0.00%              0.85%
EQ/Technology*                   0.90%         0.09%          0.25%      1.24%          (0.09)%             1.15%
 AXA PREMIER VIP TRUST:
AXA Premier VIP Technology*      1.20%         0.83%          0.25%      2.28%          (0.43)%             1.85%


---------------------------------------------------------------------------------
                                                                        TOTAL
                                      PROGRAM RELATED EXPENSES        EXPENSES
                                   PROGRAM                               NET
                                   EXPENSE       OTHER                 TOTAL
                                   CHARGE    EXPENSES(8)     TOTAL    EXPENSES
---------------------------------------------------------------------------------
EQ ADVISORS TRUST:
EQ/Alliance Intermediate
  Government Securities           1.00%     0.42%         1.42%      2.24%
EQ/Alliance International         1.00%     0.35%         1.35%      2.20%
EQ/Bernstein Diversified Value    1.00%     0.36%         1.36%      2.31%
EQ/Calvert Socially
  Responsible                     1.00%     0.35%         1.35%      2.40%
EQ/Capital Guardian
  International                   1.00%     0.35%         1.35%      2.55%
EQ/Capital Guardian Research      1.00%     0.38%         1.38%      2.33%
EQ/Capital Guardian U.S.
  Equity                          1.00%     0.34%         1.34%      2.29%
EQ/Equity 500 Index               1.00%     0.34%         1.34%      1.90%
EQ/FI Small/Mid Cap Value         1.00%     0.38%         1.38%      2.48%
EQ/MFS Emerging Growth
  Companies                       1.00%     0.34%         1.34%      2.31%
EQ/Small Company Index            1.00%     0.32%         1.32%      2.17%
EQ/Technology*                    1.00%     0.36%         1.36%      2.51%
 AXA PREMIER VIP TRUST:
AXA Premier VIP Technology*       1.00%     0.36%         1.36%      3.21%


* The EQ/Technology investment option will be merged into the AXA Premier VIP Technology investment option. See "Combination of certain investment options" later in this prospectus.

POOLED TRUST OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF AVERAGE DAILY NET ASSETS FOR ALLIANCE GROWTH EQUITY, MID CAP GROWTH AND BALANCED FUNDS














-----------------------------------------------------------------------------------------------
                                                PROGRAM
                                                EXPENSE
                         MANAGEMENT FEE         CHARGE         OTHER EXPENSES        TOTAL
-----------------------------------------------------------------------------------------------
Alliance Growth Equity      0.50%                1.00%          0.19%(1)            1.69%
Alliance Mid Cap Growth     0.65%                1.00%          0.13%(1)            1.78%
Alliance Balanced           0.50%                1.00%          0.21%(1)            1.71%
-----------------------------------------------------------------------------------------------



(1) This charge is also applied against assets in the guaranteed rate accounts and money market guarantee account.


(2) These fees apply only to the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds and will fluctuate from year to year and from fund to fund based on the assets in each fund. See the tables that provide the expenses of each individual investment fund later in this prospectus.

-----
Fee table  9
--------------------------------------------------------------------------------

(3) This fee is charged to your employer. If your employer fails to pay this charge, we may deduct the amount from subsequent contributions or from your account value.


(4) The management fees and administrative fees for each portfolio cannot be increased without a vote of each portfolio's shareholders.

(5) The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See column entitled "Fee waivers and/or expense reimbursements" and footnote (8) for any expense limitation agreements information.

(6) The Class IB shares of the Trusts are subject to fees imposed under distribution plans (herein, the "Rule 12b-1 Plans") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended.

(7) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "-" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver reimbursement. Equitable Life, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2005. Under these agreements, Equitable Life has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Each Portfolio may at a later date make a reimbursement to Equitable Life for any of the management fees waived or limited and other expenses assumed and paid by Equitable Life pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the Prospectus for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of EQ Advisors Trust and AXA Premier VIP Trust is used to reduce the applicable Portfolio's expenses. If the table reflected both the expense limitation arrangements plus the portion of the brokerage commissions used to reduce Portfolio expenses, the net expenses would be as shown in the table below:



         -----------------------------------------------
         PORTFOLIO NAME
         -----------------------------------------------
         EQ/Calvert Socially Responsible          1.00%
         EQ/Capital Guardian International        1.18%
         EQ/Capital Guardian Research             0.93%
         EQ/Capital Guardian U.S. Equity          0.93%
         EQ/FI Small/Mid Cap Value                1.04%
         EQ/MFS Emerging Growth Companies         0.96%
         EQ/Technology*                           1.01%
         AXA Premier VIP Technology*              1.70%



     * The EQ/Technology investment option will be merged into the AXA Premier VIP Technology investment option. See "Combination of certain investment options" later in this prospectus.


(8) Reflects the amount deducted for the daily accrual of direct expenses. See "How We Determine the Unit Value" in the SAI.


EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses.

The examples below show the expenses that a hypothetical contract owner would pay in the situations illustrated and assume the maximum charges applicable under the contract, including the record maintenance and report fee and the enrollment fee. Since there are no surrender charges in connection with amounts invested in the Funds, the expenses are the same whether or not the participant withdraws amounts held in any of the Funds.


The charges used in the examples are the maximum expenses. The guaranteed rate accounts and the money market guarantee account are not covered by the fee table and examples. However, ongoing expenses do apply to the guaranteed rate accounts and the money market guarantee account. These examples should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance.

---------
Fee table  10
--------------------------------------------------------------------------------

Separate Account 66 examples:


In addition to the assumptions and information stated immediately above, these examples assume that you invest $10,000 in the indicated options under the contract for the time periods shown. The examples also assume that your investment has a 5% return each year and assumes the fees and expenses of each of the available portfolios of the Trusts in addition to the expenses described above. Although your actual costs may be higher or lower, based on these assumptions, your cost would be:






------------------------------------------------------------------------------------------
                                                  IF YOU DO NOT SURRENDER
                                                 YOUR CONTRACT AT THE END
                                               OF THE APPLICABLE TIME PERIOD
------------------------------------------------------------------------------------------
                                      1 YEAR      3 YEARS       5 YEARS       10 YEARS
------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
EQ/Alliance Intermediate
 Government Securities             $  267.10   $   768.49    $  1,293.97    $  2,721.74
EQ/Alliance International             264.59       760.96       1,281.39       2,696.61
EQ/Bernstein Diversified Value        274.42       790.47       1,330.60       2,794.74
EQ/Calvert Socially Responsible       323.22       936.13       1,571.94       3,268.12
EQ/Capital Guardian
 International                        309.34       894.85       1,503.81       3,135.84
EQ/Capital Guardian Research          277.93       800.98       1,348.11       2,829.54
EQ/Capital Guardian U.S. Equity       274.22       789.86       1,329.59       2,792.75
EQ/Equity 500 Index                   232.65       664.60       1,120.02       2,370.86
EQ/FI Small/Mid Cap Value             291.24       840.85       1,414.37       2,960.56
EQ/MFS Emerging Growth
 Companies                            274.42       790.47       1,330.60       2,794.74
EQ/Small Company Index                260.38       748.28       1,260.23       2,654.23
EQ/Technology(1)                      302.54       874.60       1,470.31       3,070.39
AXA PREMIER VIP TRUST:
AXA Premier VIP Technology(1)      $  406.00   $ 1,179.89    $  1,970.13    $  4,020.05

-------------------------------------------------------------------------------------------
                                                      IF YOU ANNUITIZE
                                                      AT THE END OF THE
                                                   APPLICABLE TIME PERIOD*
-------------------------------------------------------------------------------------------
                                      1 YEAR       3 YEARS        5 YEARS       10 YEARS
-------------------------------------------------------------------------------------------
EQ ADVISORS TRUST:
EQ/Alliance Intermediate
 Government Securities             $  617.10    $  1,118.49    $  1,643.97    $  3,071.74
EQ/Alliance International             614.59       1,110.96       1,631.39       3,046.61
EQ/Bernstein Diversified Value        624.42       1,140.47       1,680.60       3,144.74
EQ/Calvert Socially Responsible       673.22       1,286.13       1,921.94       3,618.12
EQ/Capital Guardian
 International                        659.34       1,244.85       1,853.81       3,485.84
EQ/Capital Guardian Research          627.93       1,150.98       1,698.11       3,179.54
EQ/Capital Guardian U.S. Equity       624.22       1,139.86       1,679.59       3,142.75
EQ/Equity 500 Index                   582.65       1,014.60       1,470.02       2,720.86
EQ/FI Small/Mid Cap Value             641.24       1,190.85       1,764.37       3,310.56
EQ/MFS Emerging Growth
 Companies                            624.42       1,140.47       1,680.60       3,144.74
EQ/Small Company Index                610.38       1,098.28       1,610.23       3,004.23
EQ/Technology(1)                      652.54       1,224.60       1,820.31       3,420.39
AXA PREMIER VIP TRUST:
AXA Premier VIP Technology(1)      $  756.00    $  1,529.89    $  2,320.13    $  4,370.05



(1) The EQ/Technology investment option will be merged into the AXA Premier VIP Technology investment option. See "Combination of certain investment options" later in this prospectus.



Pooled separate account examples:

These examples assume that you invest $1,000 in the indicated options under the contract for the time periods indicated. All other information and assumptions stated above apply. Although your actual costs may be higher or lower based on these assumptions, your costs would be:




---------------------------------------------------------------------------------------------------------------------------
                                      IF YOU DO NOT SURRENDER                              IF YOU ANNUITIZE
                                      YOUR CONTRACT AT THE END                            AT THE END OF THE
                                   OF THE APPLICABLE TIME PERIOD                       APPLICABLE TIME PERIOD*
---------------------------------------------------------------------------------------------------------------------------
                             1 YEAR     3 YEARS     5 YEARS     10 YEARS       1 YEAR     3 YEARS     5 YEARS     10 YEARS
---------------------------------------------------------------------------------------------------------------------------
Alliance Growth Equity     $  56.73   $  120.97    $  186.41   $  355.80    $  406.73    $  470.97   $  536.41   $  705.80
Alliance Mid Cap Growth       57.61      123.61       190.80      364.51       407.61       473.61      540.80      714.51
Alliance Balanced             56.92      121.56       187.39      357.74       406.92       471.56      537.39      707.74



* Assuming an annuity payout option could be issued. Generally, the minimum amount that can be used to purchase any type of annuity is $5,000 (see "Access to your plan balances").



Fee table

-----
Fee table  11

--------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

Please see APPENDIX I at the end of this prospectus for condensed financial information concerning the Funds available as of December 31, 2003.


FINANCIAL STATEMENTS OF INVESTMENT FUNDS


Each of the investment funds is, or is part of, one of our separate accounts as described in "About the separate accounts" under "More information" later in this prospectus. The financial statements of the Pooled Separate Accounts, (Alliance Growth Equity (Separate Account No. 4), Alliance Mid Cap Growth (Separate Account No. 3) and Alliance Balanced (Separate Account No. 10)) and Separate Account No. 66 as well as the financial statements of Equitable Life are included in the SAI. The financial statements for each Trust are in the SAI for that Trust.

2
Investment options

-----
Investment options 12
--------------------------------------------------------------------------------

INVESTMENT OPTIONS

We offer 18 INVESTMENT OPTIONS under the contract: 15 investment funds that we call the "Funds," 3 guaranteed options: 2 guaranteed rate accounts and a Money Market Guarantee Account.

THE FUNDS

Each Fund has a different investment objective. The Funds try to meet their investment objectives by investing either in a portfolio of securities or by holding mutual fund shares. We cannot assure you that any of the Funds will meet their investment objectives.

THE ALLIANCE GROWTH EQUITY FUND

OBJECTIVE


The Alliance Growth Equity Fund seeks to achieve long-term growth of capital by investing in the securities of companies that we believe will share in the growth of the U.S. economy - and those of other leading industrialized countries
- over a long period. The Fund maintains its own portfolio of securities.


INVESTMENT STRATEGIES

The Alliance Growth Equity Fund invests primarily in common stocks. The Fund generally invests in securities of intermediate and large sized companies, but may invest in stocks of companies of any size. At times, the Fund may invest its equity holdings in a relatively small number of issuers, provided that no investment causes more than 10% of the Alliance Growth Equity Fund's assets to be invested in the securities of one issuer.

The Alliance Growth Equity Fund also may invest smaller amounts in other equity-type securities, such as convertible preferred stocks or convertible debt instruments. The Fund also may invest in non-equity investments, including non-participating and non-convertible preferred stocks, bonds and debentures. The Fund also may invest up to 15% of its total assets in foreign securities (securities of established foreign companies without substantial business in the United States).

The Alliance Growth Equity Fund may make temporary investments in government obligations, short-term commercial paper and other money market instruments.

RISKS OF INVESTMENT STRATEGIES

See "Risks of investing in the funds," later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the Alliance Growth Equity Fund specifically.

THE ALLIANCE MID CAP GROWTH FUND

OBJECTIVES

The Alliance Mid Cap Growth Fund seeks to achieve long-term capital growth, through a diversified portfolio of equity securities. The account attempts to achieve this objective by investing primarily in the common stock of medium-sized companies which have the potential to grow faster than the general economy and to grow into much larger companies.

INVESTMENT STRATEGIES

The Alliance Mid Cap Growth Fund is actively managed to obtain excess return versus the Russell Mid Cap Growth Index. The Fund invests at least 80% of its total assets in the common stock of companies with medium capitalizations at the time of the Fund's investment, similar to the market capitalizations of companies in the Russell Mid Cap Growth Index. Companies whose capitalizations no longer meet this definition after purchase continue to be considered to have a medium market capitalization for purposes of the 80% policy. If deemed appropriate, in order to meet the investment objectives, the Fund may invest in companies in cyclical industries, as well as in securities that the adviser believes are temporarily undervalued. The Fund may also invest in foreign companies without substantial business in the United States.

The Fund may also invest in convertible preferred stocks, convertible debt securities and short-term debt securities such as corporate notes, and temporarily invest in money

----------
Investment options  13
--------------------------------------------------------------------------------

market instruments. Additionally, the Fund may invest up to 10% of its total assets in restricted securities.

The Fund attempts to generate excess return by taking active risk in security selection, and implementing a "bottom up" stock selection approach, looking for companies with unique growth potential. Economic sector allocation is also taken into consideration, and the account may often be concentrated in industries where research resources indicate there is high growth potential. The Fund is fully invested.

RISKS OF INVESTMENT STRATEGIES

See "Risks of investing in the funds" later in this prospectus, for information on the risks associated with an investment in the Funds generally, and in the Alliance Mid Cap Growth Fund specifically. Note, however, that due to the Alliance Mid Cap Growth Fund's investment policies, this Fund provides greater growth potential and greater risk than the Alliance Growth Equity and Alliance Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.

THE ALLIANCE BALANCED FUND

OBJECTIVES

The Alliance Balanced Fund seeks both appreciation of capital and current income by investing in a diversified portfolio of common stocks, other equity-type securities and longer-term fixed income securities. The Fund also seeks current income by investing in publicly traded debt securities and short-term money market instruments. The Fund maintains its own portfolio of securities.

INVESTMENT STRATEGIES

The Alliance Balanced Fund varies the portion of its assets invested in each type of security in accordance with our evaluation of economic conditions, the general level of common stock prices, anticipated interest rates and other relevant considerations, including our assessment of the risks associated with each investment medium.


In general, the Fund invests the greatest portion of its assets in equity securities. During each of the past ten years, the Fund invested between 46% and 62% of its assets in equity securities, including equity-type securities such as convertible preferred stocks or convertible debt instruments.


The Fund's investment in non-money market debt securities consists primarily of
(a) publicly-traded securities issued or guaranteed by the United States Government or its agencies or instrumentalities and (b) corporate fixed income securities, including, but not limited to, bank obligations, notes, asset-backed securities, mortgage pass-through obligations, collateralized mortgage obligations, zero coupon bonds, and preferred stock. The Fund may also buy debt securities with equity features such as conversion or exchange rights, warrants for the acquisition of stock, or participations based on revenues, sales or profits. The Fund only invests in investment grade non-money market debt securities, i.e., those rated, at the time of acquisition, BBB or higher by Standard & Poor's Corporation (S&P) or Baa or higher by Moody's Investors Services, Inc. (Moody's) or, if unrated, are of comparable investment quality. The average maturity of the debt securities held by the Fund varies according to market conditions and the stage of interest rate cycles. The Fund may realize gains on debt securities when such action is considered advantageous in light of existing market conditions.

The Fund also may invest (a) up to 10% of its total assets in restricted securities; (b) in foreign companies; (c) in repurchase agreements; and (d) in money market securities. The Fund may also purchase and sell securities on a when-issued or delayed delivery basis.

Finally, the Fund may (a) invest in put and call options and (b) trade in stock index or interest rate futures, and foreign currency forward contracts, for hedging purposes only. In option transactions, the economic benefit will be offset by the cost of the option, while any loss would be limited to such cost. The Fund also enters into hedging transactions. These transactions are undertaken only when any required regulatory procedures have been completed and when economic and market conditions indicate that such transactions would serve the best interests of the Fund.

----------
Investment options   14
--------------------------------------------------------------------------------

RISKS OF INVESTMENT STRATEGIES

See "Risks of investing in the Funds", below, for information on the risks associated with an investment in the funds generally, and in the Alliance Balanced Fund specifically.

INVESTMENT MANAGER

We manage the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds. We currently use the personnel and facilities of Alliance Capital Management L.P. ("Alliance") for portfolio management, securities selection and transaction services. We are the majority-owners of Alliance, a limited partnership. We and Alliance are each registered investment advisers under the Investment Advisers Act of 1940.


Alliance acts as investment adviser to various separate accounts of Equitable Life and other affiliated insurance companies. Alliance also provides investment management and advisory services to mutual funds, endowment funds, insurance companies, foreign entities, qualified and non-tax qualified corporate funds, public and private pension and profit-sharing plans, foundations and tax-exempt organizations. As of December 31, 2003, Alliance had total assets under management of $475 billion. Alliance's main office is located at 1345 Avenue of the Americas, New York, New York 10105.


The Investment Committee of our Board of Directors must authorize or approve the securities held in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds. Subject to the Investment Committee's broad supervisory authority, our investment officers and managers have complete discretion over the assets of these Funds and have been given discretion as to sales and, within specified limits, purchases of stocks, other equity securities and certain debt securities. When an investment opportunity arises that is consistent with the objectives of more than one account, we allocate investment opportunities among accounts in an impartial manner based on certain factors such as investment objective and current investment and cash positions.


THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on Trust shares are reinvested in full. The Board of Trustees of each Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about each Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan relating to its Class IB/B shares and other aspects of its operations, appears in the prospectuses for each Trust, which are attached at the end of this prospectus or in their respective SAIs, which are available upon request.

The EQ/Alliance Intermediate Government Securities Fund, EQ/Alliance International Fund, EQ/Bernstein Diversified Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund, EQ/Equity 500 Index Fund, EQ/FI Small/Mid Cap Value Fund, EQ/MFS Emerging Growth Companies Fund, EQ/Small Company Index Fund and the EQ/Technology Fund invest in corresponding portfolios of the Trusts. The investment results you will experience in any one of those investment funds will depend on the investment performance of the corresponding portfolios.

--------
Investment options  15
--------------------------------------------------------------------------------

The table below shows the names of the corresponding portfolios, their investment objectives, and their advisers.


You should note that some Trust portfolios have objectives and strategies that are substantially similar to those of certain retail funds that are purchased directly rather than under a variable insurance product such as the Members Retirement Program variable annuity. These funds may even have the same manager(s) and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors include the timing of stock purchases and sales; differences in fund cash flows; and specific strategies employed by the portfolio manager.



------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST
------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                   OBJECTIVE                                         ADVISER(S)
------------------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TECHNOLOGY*      Seeks long-term growth of capital.                o  Firsthand Capital Management, Inc.
                                                                                   o  RCM Capital Management LLC
                                                                                   o  Wellington Management Company, LLP

------------------------------------------------------------------------------------------------------------------------------
EQ ADVISORS TRUST
------------------------------------------------------------------------------------------------------------------------------
PORTFOLIO NAME                   OBJECTIVE                                         ADVISER(S)
------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERMEDIATE         Seeks to achieve high current income              o  Alliance Capital Management L.P.
  GOVERNMENT SECURITIES          consistent with relative stability of
                                 principal.
------------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCE INTERNATIONAL        Seeks to achieve long-term growth of capital.     o  Alliance Capital Management L.P.
------------------------------------------------------------------------------------------------------------------------------
EQ/BERNSTEIN DIVERSIFIED VALUE   Seeks capital appreciation.                       o  Alliance Capital Management L.P.,
                                                                                      through its Bernstein Investment
                                                                                      Research and Management Unit
------------------------------------------------------------------------------------------------------------------------------
EQ/CALVERT SOCIALLY              Seeks long-term capital appreciation.             o  Calvert Asset Management Company,
  RESPONSIBLE                                                                         Inc. and Brown Capital Management,
                                                                                      Inc.
------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              To achieve long-term growth of capital.           o  Capital Guardian Trust Company
  INTERNATIONAL
------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN RESEARCH     Seeks to achieve long-term growth of capital.     o  Capital Guardian Trust Company
------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN              Seeks to achieve long-term growth of capital.     o  Capital Guardian Trust Company
  U.S.EQUITY
------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX              Seeks a total return before expenses that         o  Alliance Capital Management L.P.
                                 approximates the total return performance of
                                 the S&P 500 Index, including reinvestment of
                                 dividends, at a risk level consistent with that
                                 of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/FI SMALL/MID CAP VALUE        Seeks long-term capital appreciation.             o  Fidelity Management & Research
                                                                                      Company
------------------------------------------------------------------------------------------------------------------------------
EQ/MFS EMERGING GROWTH           Seeks to provide long-term capital growth.        o  MFS Investment Management
  COMPANIES
------------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX           Seeks to replicate as closely as possible         o  Alliance Capital Management L.P.
                                 (before the deduction of portfolio expenses)
                                 the total return of the Russell 2000 Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/TECHNOLOGY*                   Seeks to achieve long-term growth of capital.     o  Firsthand Capital Management, Inc.
                                                                                   o  RCM Capital Management LLC
                                                                                   o  Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------



* The EQ/Technology investment option will be merged into the AXA Premier VIP Technology investment option. See "Combination of certain investment options" later in this prospectus.


You should consider the investment objectives, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Portfolios contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.

----------
Investment options   16
--------------------------------------------------------------------------------

RISKS OF INVESTING IN THE FUNDS

All of the Funds invest in securities of one type or another. You should be aware that any investment in securities carries with it a risk of loss, and you could lose money investing in the Funds. The different investment objectives and policies of each Fund may affect the return of each Fund and the risks associated with an investment in that Fund.

Additionally, market and financial risks are inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer, but affect the way markets, and securities within those markets, perform. Market risks can be described in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations.


The risk factors associated with an investment in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are described below. See the SAI for additional information regarding certain investment techniques used by these Funds. See the applicable Trust prospectus for risks and factors and investment techniques associated with an investment in the EQ/Alliance Intermediate Government Securities Fund, EQ/Alliance International Fund, EQ/Bernstein Diversified Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund, EQ/Equity 500 Index Fund, EQ/FI Small/Mid Cap Value Fund, EQ/MFS Emerging Growth Companies Fund, EQ/Small Company Index Fund and EQ/Technology Fund.


Important factors associated with an investment in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are discussed below.

COMMON STOCK. Investing in common stocks and related securities involves the risk that the value of the stocks or related securities purchased will fluctuate. These fluctuations could occur for a single company, an industry, a sector of the economy, or the stock market as a whole. These fluctuations could cause the value of the Fund's investments - and, therefore, the value of the Fund's units - to fluctuate.

SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. The Alliance Mid Cap Growth Fund invests primarily in the securities of medium sized companies. The Alliance Growth Equity and Alliance Balanced Funds may also make these investments, as well as investments in smaller sized companies.The securities of small and medium sized, less mature, lesser known companies involve greater risks than those normally associated with larger, more mature, well-known companies. Therefore, consistent earnings may not be as likely in small companies as in large companies.

The Funds also run a risk of increased and more rapid fluctuations in the value of its investments in securities of small or medium sized companies. This is due to the greater business risks of small size and limited product lines, markets, distribution channels, and financial and managerial resources. Historically, the price of small (less than $1 billion) and medium (between $1 and $15 billion) capitalization stocks and stocks of recently organized companies have fluctuated more than the larger capitalization stocks and the overall stock market. One reason is that small- and medium-sized companies have a lower degree of liquidity in the markets for their stocks.

NON-EQUITY SECURITIES. Investing in non-equity securities, such as bonds and debentures, involves the risk that the value of these securities held by the Alliance Growth Equity and Alliance Balanced Funds - and, therefore, the value of the Fund's units - will fluctuate with changes in interest rates (interest rate risk) and the perceived ability of the issuer to make interest or principal payments on time (credit risk). Moreover, convertible securities which may be in the Alliance Growth Equity, Alliance Mid Cap Growth, and Alliance Balance Funds, such as convertible preferred stocks or


Investment options

----------
Investment options  17
--------------------------------------------------------------------------------

convertible debt instruments, contain both debt and equity features, and may lose significant value in periods of extreme market volatility.

FOREIGN INVESTING. Investing in securities of foreign companies involves additional risks, including risk of loss from changes in the political or economic climate of the countries in which these companies do business. Foreign currency fluctuations, exchange controls or financial instability could cause the value of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds' foreign investments to fluctuate. Additionally, foreign accounting, auditing and disclosure standards may differ from domestic standards, and there may be less regulation in foreign countries of stock exchanges, brokers, banks, and listed companies than in the United States. As a result, the Funds' foreign investments may be less liquid and their prices may be subject to greater fluctuations than comparable investments in securities of U.S. issuers.

RESTRICTED SECURITIES. Investing in restricted securities involves additional risks because these securities generally (1) are less liquid than non-restricted securities and (2) lack readily available market quotations. Accordingly, the Alliance Mid Cap Growth and Alliance Balanced Funds may be unable to quickly sell their restricted security holdings at fair market value.

The following discussion describes investment risks unique to either the Alliance Growth Equity Fund, Alliance Mid Cap Growth Fund or the Alliance Balanced Fund.


INVESTMENT CONCENTRATION. Concentrating the Alliance Growth Equity Fund's equity holdings in the stocks of a few companies increases the risk of loss, because a decline in the value of one of these stocks would have a greater impact on the Fund. As of December 31, 2003, the Fund held 16.7% of its net assets in the stocks of four issuers. See Separate Account No. 4 (Pooled) Statement of Investments and Net Assets in the SAI.


INVESTMENT POLICIES. Due to the Alliance Mid Cap Growth Fund's investment policies, this Fund provides greater growth potential and greater risk than the Alliance Growth Equity and Alliance Balanced Funds. As a result, you should consider limiting the amount allocated to this Fund, particularly as you near retirement.

ASSET ALLOCATION POLICIES. The Alliance Balanced Fund varies the portion of its assets invested in equity and non-equity securities with our evaluation of various factors. The Fund is subject to the risk that we may incorrectly predict changes in the relative values of the stock and bond markets.

DEBT SECURITIES SUBJECT TO PREPAYMENT RISKS. Mortgage pass-through securities and certain collateralized mortgage obligations, asset-backed securities and other debt instruments in which the Alliance Balanced Fund may invest are subject to prepayments prior to their stated maturity. The Fund, however, is unable to accurately predict the rate at which prepayments will be made, as that rate may be affected, among other things, by changes in generally prevailing market interest rates. If prepayments occur, the Fund suffers the risk that it will not be able to reinvest the proceeds at as high a rate of interest as it had previously been receiving. Also, the Fund will incur a loss to the extent that prepayments are made for an amount that is less than the value at which the security was then being carried by the fund. Moreover, securities that may be prepaid tend to increase in value less during times of declining interest rates, and to decrease in value more during times of increasing interest rates, than do securities that are not subject to prepayment.

WHEN-ISSUED AND DELAYED DELIVERY SECURITIES. The Alliance Balanced Fund may purchase and sell securities on a when-issued or delayed delivery basis. In these transactions, securities are purchased or sold by a Fund with payment and delivery taking place in the future in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. However, the market value of such securities at the time of settlement may be more or less than the purchase price then payable. The Fund will sell on a forward settlement basis only securities it owns or has the right to acquire.

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Investment options   18
--------------------------------------------------------------------------------

HEDGING TRANSACTIONS. The Alliance Balanced Fund may engage in hedging transactions which are designed to protect against anticipated adverse price movements in securities owned or intended to be purchased by the Fund. When interest rates go up, the market value of outstanding debt securities declines and vice versa. In recent years the volatility of the market for debt securities has increased significantly, and market prices of longer-term obligations have been subject to wide fluctuations, particularly as contrasted with those of short-term instruments. The Fund will take certain risks into consideration when determining which, if any, options or financial futures contracts it will use. If the price movements of hedged portfolio securities are in fact favorable to the Fund, the hedging transactions will tend to reduce and may eliminate the economic benefit to the Fund which otherwise would result. Also, the price movements of options and futures used for hedging purposes may not correlate as anticipated with price movements of the securities being hedged. This can make a hedge transaction less effective than anticipated and could result in a loss. The options and futures markets can sometimes become illiquid and the exchanges on which such instruments are traded may impose trading halts or delays on the exercise of options and liquidation of futures positions in certain circumstances. This could in some cases operate to the Fund's detriment.

ADDITIONAL INFORMATION ABOUT THE FUNDS

CHANGE OF INVESTMENT OBJECTIVES

We can change the investment objectives of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds if the New York State Insurance Department approves the change.


The investment objectives of the portfolios of the Trusts may be changed by the Board of Trustees of the applicable Trust without the approval of shareholders. (See "Voting rights" below.)


VOTING RIGHTS


No voting rights apply to any of the separate accounts or to the Guaranteed Options. We do, however, have the right to vote shares of the Trusts held by the funds.

If a Trust holds a meeting of shareholders, we will vote the shares of the Trust's portfolios allocated to the corresponding Funds in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Funds holding the shares as of the record date for the shareholders meeting. We will vote the shares for which no instructions have been received in the same proportion as we vote shares for which we have received instructions. Employers, participants or trustees will receive: (1) periodic reports relating to each Trust and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

Currently, we control the Trusts. The Trusts' shares are held by other separate accounts of ours and by separate accounts of insurance companies unaffiliated with us. We generally will vote shares held by these separate accounts which will generally be voted according to the instructions of the owners of insurance policies and contracts funded through those separate accounts, thus diluting the effect of your voting instructions.


THE GUARANTEED OPTIONS

We offer three different guaranteed options:

o    two Guaranteed Rate Accounts (GRAs), and

o    our Money Market Guarantee Account.

We guarantee the amount of your contributions to the guaranteed options and the interest credited. Contributions to the guaranteed options become part of our general account, which supports all of our insurance and annuity guarantees as well as our general obligations. The general account, as part of our insurance and annuity operations, is subject to regulation and supervision by the Insurance

----------
Investment options  19
--------------------------------------------------------------------------------

Department of the State of New York and to insurance laws and regulations of all jurisdictions in which we are authorized to do business.

Your investment in a guaranteed option is not regulated by the Securities and Exchange Commission, and the following discussion about the guaranteed options has not been reviewed by the staff of the SEC. The discussion, however, is subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements made.

GUARANTEED RATE ACCOUNTS

We offer a GRA that matures in three years (3-year GRA) and a GRA that matures in five years (5-year GRA). Your contributions to the GRAs earn the guaranteed interest rate then in effect when your contribution is credited to your plan account. The interest rate is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees. See "Charges and expenses" later in this prospectus.


You can make new contributions or transfer amounts from other investment options to a GRA at the current guaranteed rate at any time. New guaranteed rates are offered each Wednesday and are available for a seven-day period. You may call AIMS or access our Website to obtain our current GRA rates. You earn interest from the day after your contribution or transfer is credited through the maturity date of the GRA. See "Maturing GRAs" in the SAI for more information. The amount of your contribution and interest that is guaranteed is subject to any penalties applicable upon premature withdrawal. See "Premature withdrawals and transfers from a GRA" in the SAI.


RESTRICTIONS ON WITHDRAWALS AND TRANSFERS

o You may not transfer from one GRA to another or from a GRA to another investment option except at maturity.

o You may transfer other amounts at any time to a GRA at the current guaranteed rate.

o Withdrawals may be made from a GRA before maturity if: you are disabled; you attain age 70 1/2; you die; or you are not self-employed and your employment is terminated.

o You may not remove GRA funds before maturity to take a loan, hardship or other in-service withdrawal, as a result of a trustee-to-trustee transfer, or to receive benefits from a terminated plan.

o Certain other withdrawals prior to maturity are permitted, but may be subject to penalty. See "Procedures for withdrawals, distributions and transfers from a GRA" in the SAI.

MONEY MARKET GUARANTEE ACCOUNT


All contributions to the Money Market Guarantee Account earn the same rate of interest. The rate changes monthly and is expressed as an effective annual rate, reflecting daily compounding and the deduction of applicable asset-based fees and charges. The rate will approximate current market rates for money market mutual funds minus these fees. You may call AIMS or access our Website to obtain the current monthly rate. On January 1 each year we set an annual minimum rate for this Account. The minimum guaranteed interest rate for 2004 is 1.50% (before fees).


Contributions may be made at any time and will earn the current rate from the day after the contribution is credited through the end of the month or, if earlier, the day of transfer or withdrawal. Your balance in the Money Market Guarantee Account at the end of the month automatically begins receiving interest at the new rate until transferred or withdrawn.

DISTRIBUTIONS, WITHDRAWALS, AND TRANSFERS. You may effect distributions, withdrawals and transfers, without penalty, at any time permitted under your plan. We do not impose penalties on distributions, withdrawals or transfers.

3
How we value your account balance in the Funds

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How we value your account balance in the Funds  20
--------------------------------------------------------------------------------

FOR AMOUNTS IN THE FUNDS

When you invest in a Fund, your contribution or transfer is used to purchase "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.

On any given day, your account value in any Fund equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.

For a description of how Fund unit values are computed, see "How we compute unit values for the Funds" in the SAI.

4
Transfers and access to your account



------
Transfers and access to your account  21
--------------------------------------------------------------------------------

TRANSFERS AMONG INVESTMENT OPTIONS


You may transfer some or all of your amounts among the investment options if you participate in the Members Retirement Plan or the Volume Submitter Plan (together, the "Plans"). Participants in other plans may make transfers as allowed by the plan.

No transfers from the GRAs to other investment options are permitted prior to maturity. Transfers to the GRAs, and to or from the Money Market Guarantee Account and the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds, are permitted at any time. Transfers from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of the Trusts.

DISRUPTIVE TRANSFER ACTIVITY

Frequent transfers, including market timing and other program trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may hurt the long term performance of a portfolio by, for example, requiring it to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. We currently use the procedures described below to discourage disruptive transfer activity in AXA Premier VIP Trust and EQ Advisors Trust. We may also use these procedures with respect to the Pooled Separate Accounts at any time without prior notice. You should understand, however, that these procedures are subject to the following limitations: (1) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; (2) the design of these proceudres involves inherently subjective judgments, which we and AXA Premier VIP Trust and EQ Advisors Trust seek to make in a fair and reasonable manner consistent with interests of all policy and contract owners. Certain frequent transfer activities attempt to exploit inefficiencies in how portfolio securities are valued. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

If we determine that your transfer patterns are disruptive, we may, among other things, restrict the availability of personal telephone requests, facsimile transmissions, automated telephone services, Internet services or any electronic transfer services. We may also refuse to act on transfer instructions of an agent who is acting on behalf of one or more owners. In making these determinations, we may consider the combined transfer activity of annuity contracts and life insurance policies that we believe are under common ownership, control or direction.

We currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. In order to reduce disruptive activity, we monitor the frequency of transfers, including the size of transfers in relation to portfolio assets, in each underlying portfolio. When a potentially disruptive transfer into or out of a portfolio occurs on a day when the portfolio's aggregate deposits or aggregate redemptions exceed our monitoring threshold, we may take the actions described above to restrict availability of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We also currently provide a letter to owners who have engaged in disruptive transfer activity of our intention to restrict access to communication services. However, we may not continue to provide such letters. We may also, in our sole discretion and without further notice, change what we consider potentially disruptive transfer activity and our monitoring procedures and thresholds, as well as change our procedures to restrict this activity.

Our ability to monitor potentially disruptive transfer activity is limited in certain circumstances. Group annuity contracts may be owned by retirement plans on whose behalf we provide transfer instructions on an omnibus (aggregate) basis, which may mask the disruptive transfer activity of individual plan participants, and/or interfere with our ability to restrict communication services. Also, underlying portfolios that are not in AXA Premier VIP Trust or EQ Advisors Trust may be available for investment through companies that may have policies and procedures regarding

----------
Transfers and access to your account   22
--------------------------------------------------------------------------------


disruptive transfer activity that are different from ours. Please see the prospectuses for those underlying portfolios for more information.

OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM ("AIMS") AND OUR INTERNET WEBSITE

Participants may use our automated AIMS or our Internet Website to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use AIMS, you must have a touch-tone telephone. We assign a personal security code ("PSC") number to you after we receive your completed enrollment form. Our Internet website can be accessed at www.equitable.com/mrp.

We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using AIMS or by the Internet Website. The procedures require personal identification information, including your PSC number, prior to acting on telephone instructions, and providing written confirmation of the transfers. Thus, we will not be liable for following telephone instructions or Internet instructions we reasonably believe to be genuine.


We reserve the right to limit access to this service if we determine that you are engaged in a market timing strategy (see "Disruptive transfer activity" above).

A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

--------------------------------------------------------------------------------
Generally our business day is any day the New York Stock Exchange is open for trading, and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------

PARTICIPANT LOANS

Participant loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer.

Loans are subject to restrictions under Federal tax laws and ERISA. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives. A loan may not be taken from the Guaranteed Rate Accounts. If a participant is married, written spousal consent may be required for a loan.

Generally, the loan amount will be transferred from the investment options into a loan account. The participant must repay the amount borrowed with interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

CHOOSING BENEFIT PAYMENT OPTIONS

The Program offers a variety of benefit payment options. If you are a participant in an individually-designed plan, ask your employer for details. Once you are eligible, your plan may allow you a choice of one or more of the following forms of distribution:


o    Installment Payments


o    Qualified Joint and Survivor Annuity

o    Joint and Survivor Annuity Options, some with optional Period Certain

o    Life Annuity

o    Life Annuity - Period Certain

o    Cash Refund Annuity

o    Lump Sum Payment

----------
Transfers and access to your account  23
--------------------------------------------------------------------------------

All of these annuity options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

--------------------------------------------------------------------------------
The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Alliance Growth Equity Fund.
--------------------------------------------------------------------------------

See "Types of benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for withdrawals, distributions and transfers" in the SAI.

We provide the fixed and variable annuity options. Payments under variable annuity options reflect investment performance of the Alliance Growth Equity Fund.

The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity. If we give any group pension client with a qualified plan a better annuity purchase rate than those currently guaranteed under the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.

SPOUSAL CONSENT

If a participant is married and has an account balance greater than $5,000, (except for amounts contributed to the Rollover Account) federal law generally requires payment (subject to plan rules) of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal consent requirements" under "Types of benefits" in the SAI. Certain individually designed Plans are not subject to these requirements.

BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

Regardless of whether a participant's death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the participant's death and reduces that number by one each subsequent year.

o If you die before the entire benefit due you has been paid, the remainder of your benefits will be paid to your beneficiary.

o If you die before you are required to begin receiving benefits, the law requires your entire benefit to be distributed no more than five years after your death. There are exceptions - (1) A beneficiary who is not your spouse may elect payments over his/her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of your death. (2) If your benefit is payable to your spouse, your spouse may elect to receive benefits over his/her life or a period certain which does not exceed his or her life expectancy beginning any time up to the date you would have attained age 70 1/2 or, if later, one year after your death, or (3) Your spouse may be able to roll over all or part of the death benefit to a traditional (not Roth) individual retirement arrangement.

o If at your death you were already receiving annuity benefits, your beneficiary will receive the survivor benefits, if any, under the form of the annuity selected. If an annuity benefit was not selected, your beneficiary can continue to receive benefits based on the payment option you selected or can select a different payment option so long as payments are made at least as rapidly as with the payment option you originally selected.

o Distributions must be made according to rules in the Code and Treasury Regulations and the terms of the plan.

----------
Transfers and access to your account   24
--------------------------------------------------------------------------------


     Treasury Regulations on required minimum distributions were proposed in 1987, revised in 2001 and finalized in 2002. The 2002 final Regulations apply beginning in November 2002. The 2002 final Regulations include Temporary Regulations applicable to annuity contracts used to fund plans. Certain provisions of the Temporary Regulations concerning the actuarial value of additional contract benefits which could have increased the amount required to be distributed from contracts have currently been suspended. However, these or similar provisions may apply in future years. Under transitional rules, the 1987 and 2001 proposed regulations may continue to apply to annuity payments. Please consult your plan administrator and tax advisor concerning applicability of these complex rules to your situation.


o To designate a beneficiary or to change an earlier designation, have your employer send us your completed beneficiary designation form. Your spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Procedures for withdrawals, distributions and transfers - Spousal consent requirements" in the SAI.

Under the Members Retirement Program, on the day we receive proof of your death, we automatically transfer your Account Balance in the Funds to the Money Market Guarantee Account unless your beneficiary provides written instructions otherwise. All amounts are held until your beneficiary requests a distribution or transfer. Our Account Executives can explain these and other requirements affecting death benefits.

5
The Program


-----
The Program  25
--------------------------------------------------------------------------------

This section explains the Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Adoption Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer. The Program is described in the prospectus solely to provide a more complete understanding of how the Funds and GRAs operate within the Program. The Program itself is not registered under the Securities Act of 1933.


The Members Retirement Program consists of several types of retirement plans and three retirement plan Trusts: the Master Trust, the Volume Submitter Retirement Trust and the Pooled Trust. Each of the Trusts invests exclusively in the contract described in this prospectus. The Program is sponsored by Equitable Life. The Program had 10,119 participants and approximately $193.1 million in assets at December 31, 2003.


Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How to reach us - Information on joining the Program" on the back cover of the prospectus.

SUMMARY OF PLAN CHOICES


You have a choice of three retirement plan arrangements under the Program. You can:

o Choose the MEMBERS RETIREMENT PLAN - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Members Retirement Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.


--------------------------------------------------------------------------------
The Members Retirement Plan is a defined contribution master plan that can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) and safe harbor 401(k) features), a defined contribution pension plan, or both.
--------------------------------------------------------------------------------


o Choose the VOLUME SUBMITTER PLAN - which automatically gives you a full range of services from Equitable Life and offers the opportunity to utilize a cross-tested plan option. The services include your choice of the Program's investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Volume Submitter Plan, employers adopt the Volume Submitter Retirement Trust and your only investment choices are from the Investment Options.

-----------------------------------------------------------------------------
The Volume Submitter Plan is a defined contribution plan that can be adopted as a profit sharing plan (new comparability or age weighted) with or without 401(k) features.
--------------------------------------------------------------------------------


o Maintain our POOLED TRUST FOR INDIVIDUALLY DESIGNED PLANS - and use our Pooled Trust for investment options in the Program in addition to your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets in the Pooled Trust.


--------------------------------------------------------------------------------
The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
-----------------------------------------------------------------------------


Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.

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The Program   26
--------------------------------------------------------------------------------

GETTING STARTED


If you choose either of the Plans, you as the employer or trustee must complete an Adoption Agreement. As an employer, you are responsible for the administration of the plan you choose. Please see "Your Responsibilities as Employer" in the SAI.


HOW TO MAKE PROGRAM CONTRIBUTIONS

Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to Equitable Life. All contribution checks should be sent to Equitable Life at the address shown "For contribution checks only" in the "Information once you join the Program" section under "How to reach us" in this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.

All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed and matches the check amount. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program. Contributions are only accepted for properly enrolled participants.


There is no minimum amount which must be contributed for investment if you adopt either of the Plans, or if you have your own individually designed plan that uses the Pooled Trust.


ALLOCATING PROGRAM CONTRIBUTIONS


Under either Plan participants make all of the investment decisions.


Investment decisions for individually designed plans are made either by the participant or by the plan trustees depending on the terms of the plan.

Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. You may allocate employer contributions in different percentages than your employee contributions. The allocation percentages you elect for employer contributions will automatically apply to 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. The allocation percentages you elect for employee contributions will automatically apply to both your post-tax employee contributions and your 401(k) salary deferral contributions.

IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. YOU MAY, OF COURSE, TRANSFER TO ANOTHER INVESTMENT OPTION AT ANY TIME.



WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. Distribution requests are also effective on the business day they are received unless, as in the Plans, there are plan provisions to the contrary. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.


Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and a plan opinion/IRS determination letter from the new or amended plan, or adequate proof of qualified plan status.

DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules applicable to participant distributions"

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The Program  27
--------------------------------------------------------------------------------

below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax information" later in this prospectus.


AMOUNTS IN THE FUNDS AND MONEY MARKET GUARANTEE ACCOUNT. These are generally available for distribution at any time, subject to the provisions of your plan. Distributions from the Money Market Guarantee Account and the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are permitted at any time. Distributions from remaining Funds are permitted at any time except if there is any delay in redemptions from the corresponding portfolio of the Trusts, as applicable.


AMOUNTS IN THE GUARANTEED RATE ACCOUNTS. Withdrawals generally may not be taken from GRAs. See "Guaranteed Rate Accounts" earlier in this prospectus.

Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.

IF YOUR PLAN IS AN EMPLOYER OR TRUSTEE-DIRECTED PLAN, YOU AS THE EMPLOYER ARE RESPONSIBLE FOR ENSURING THAT THERE IS SUFFICIENT CASH AVAILABLE TO PAY BENEFITS.

RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS

In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the Federal income tax treatment of distributions and benefit payment options is provided in "Tax information" later in this prospectus and in the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.


In general, under the Plans, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit payment options" under "Transfers and access to your money" earlier in this prospectus and "Tax information" later in this prospectus for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 70 1/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 70 1/2 or retirement from the employer sponsoring the plan.

o You may withdraw all or part of your Account Balance under either Plan attributable to post-tax employee contributions at any time, provided that you withdraw at least $300 at a time (or, if less, your entire post-tax Account Balance).


o If you are married, your spouse must generally consent in writing before you can make any type of withdrawal except to purchase a Qualified Joint and Survivor Annuity. Self-employed persons may generally not receive a distribution prior to age 59 1/2.

o Employees may generally not receive a distribution prior to severance from employment.

o Hardship withdrawals before age 59 1/2 may be permitted under 401(k) and certain other profit sharing plans.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan. See "Procedures for withdrawals, distributions and transfers" in the SAI for a more detailed discussion of these general rules.


Generally you may not make withdrawals from the Guaranteed Rate Accounts prior to maturity. See "The Guaranteed Rate Accounts" earlier in this prospectus.

6
Charges and expenses

-------
Charges and expenses  28
--------------------------------------------------------------------------------

You will incur two general types of charges under the Program:

(1) Charges imposed on amounts invested in the trust - these apply to all amounts invested in the trust (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Funds or as reductions from the rates credited to the guaranteed options.

(2) Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the appropriate Funds and the dollars in the Guaranteed Options.

We deduct amounts for the 3-year or 5-year GRA from your most recent GRA.

We make no deduction from your contributions or withdrawals for sales expenses.

CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM

PROGRAM EXPENSE CHARGE

We assess the Program expense charge as a daily charge at an annual rate of 1.00% of your account balance held in the trust. The purpose of this charge is to cover the expenses that we incur in connection with the Program.


We apply the Program expense charge toward the cost of maintenance of the investment options, promotion of the Program, investment funds, guaranteed rate accounts, money market guarantee account, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. During 2003 we received $1,654,990 under the Program expense charge then in effect.


PROGRAM-RELATED INVESTMENT MANAGEMENT AND ACCOUNTING FEES

The computation of unit values for each of the Funds named below also reflects fees charged for investment management and accounting. We receive fees for investment management services for the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds. The investment management and accounting fee covers the investment management and financial accounting services we provide for these Funds, as well as a portion of our related administrative costs. This fee is charged daily at an effective annual rate of .50% of the net assets of the Alliance Growth Equity and Balanced Funds and an effective annual rate of ..65% for the Alliance Mid Cap Growth Fund.

OTHER EXPENSES BORNE BY THE PORTFOLIOS AND FUNDS


TRUST ANNUAL EXPENSES. The EQ/Alliance Intermediate Government Securities Fund, EQ/Alliance International Fund, EQ/Bernstein Diversified Value Fund, EQ/Calvert Socially Responsible Fund, EQ/Capital Guardian International Fund, EQ/Capital Guardian Research Fund, EQ/Capital Guardian U.S. Equity Fund, EQ/Equity 500 Index Fund, EQ/FI Small/Mid Cap Value Fund, EQ/MFS Emerging Growth Companies Fund, EQ/Small Company Index Fund, and the EQ/Technology Fund* are indirectly subject to investment management fees, 12b-1 (if applicable) fees and other expenses charged against assets of the corresponding portfolios of the Trusts. These expenses are described in the Trusts' prospectuses.


OTHER EXPENSES. Certain costs and expenses are charged directly to the Funds. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports, proxy mailings, other mailing costs, and legal expenses.


------------------

* The EQ/Technology investment option will be merged into the AXA Premier VIP Technology investment option. See "Combination of certain investment options" later in this prospectus.

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Charges and expenses  29
--------------------------------------------------------------------------------

PLAN AND TRANSACTION EXPENSES

MEMBERS RETIREMENT PLAN AND INVESTMENT ONLY FEES

RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee of $3.75 from your account balance. We reserve the right to charge varying fees based on the requested special mailings, reports and services given to your retirement plan.

ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.

INDIVIDUAL ANNUITY CHARGES

ANNUITY ADMINISTRATIVE CHARGE. If a participant elects an annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES


We deduct a charge designed to approximate certain taxes that may be imposed on us, such as, premium taxes in your state. Currently, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed on us varies by state and ranges from 0% to 1%.


We reserve the right to deduct any applicable charges such as premium taxes from each contribution or from distributions or upon termination of your contract. If we have deducted any applicable tax charges from contributions, we will not deduct a charge for the same taxes later. If, however, an additional tax is later imposed on us when you make a partial or full withdrawal, or your contract is terminated, or you begin receiving annuity payments, we reserve the right to deduct a charge at that time.

FEES PAID TO ASSOCIATIONS. We may pay associations a fee for enabling the Program to be made available to their memberships. The fee may be based on the number of employers whom we solicit, the number who participate in the Program, and/or the value of Program assets. We make these payments without any additional deduction or charge under the Program.

GENERAL INFORMATION ON FEES AND CHARGES


We will give you written notice of any change in the fees and charges. We may also establish a separate fee schedule for requested non-routine administrative services. During 2003 we received total fees and charges under the Program of $2,617,106.

7
Tax information


-------
Tax information  30
--------------------------------------------------------------------------------

President Bush signed the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA") on June 7, 2001. Many of the provisions of EGTRRA began to be effective on January 1, 2002 and are phased in during the first decade of the twenty-first century. In the absence of future legislation, all of the amendments made by EGTRRA will no longer apply after December 31, 2010, and the law in effect in 2001 will apply again. In general, EGTRRA liberalizes contributions that can be made to all types of tax-favored retirement plans. In addition to increasing amounts that can be contributed and permitting individuals over age 50 to make additional contributions, EGTRRA also permits rollover contributions to be made between different types of tax-favored retirement plans. Please discuss with your tax advisor how EGTRRA affects your personal financial situation.

In this section, we briefly outline current federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply. For tax advice, we suggest that you consult your tax advisor.

The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.

Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax advisor.

BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Annuity contracts can be purchased in connection with employer plans qualified under Code Section 401. How these arrangements work, including special rules applicable to each, is described in the Statement of Additional Information. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as the contract's selection of investment funds, provision of guaranteed options and choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

In this section, the word "you" refers to the plan participant.

Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.

ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan, traditional individual retirement arrangement ("IRA"), an annuity under Section 403(b) of the Code, a retirement plan under Section 457 of the Code or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan, 403(b), 457 and IRA. See

----------
Tax information  31
--------------------------------------------------------------------------------

"Eligible rollover distributions and federal income tax withholding" in the SAI for a more detailed discussion.

ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

IN SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if (a) they are attributable to your pre-January 1, 1987 contributions under (b) plans that permitted those withdrawals as of May 5, 1986. In addition, 20% mandatory Federal income tax withholding may also apply.

PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.

The exceptions to the penalty tax include (a) distributions made on account of your death or disability, (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.


WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan, 403(b), 457 and IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible rollover distributions and federal income tax withholding" in the SAI. Under the Plans, we will withhold the tax and send you the remaining amount. Under an individually designed plan, we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.


OTHER TAX CONSEQUENCES

Federal estate and gift taxes, state and local estate and inheritance taxes and other tax consequences of participation in the Program depend on the residence and the circumstances of each participant or beneficiary. For complete information on Federal, state, local and other tax considerations, you should consult a qualified tax advisor.

We cannot provide detailed information on all tax aspects of the plans or contracts. Moreover, the tax aspects that apply to a particular person's plan or contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under plans or contracts or payments under the contracts, for example, amounts due to beneficiaries, may be subject to gift or estate taxes. You should not rely only on this document, but should consult your tax advisor before your purchase.

8
More information




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More information   32
--------------------------------------------------------------------------------

ABOUT PROGRAM CHANGES OR TERMINATIONS

AMENDMENTS. The contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

TERMINATION. We may terminate the contract at any time. If the contract is terminated, we will not accept any further contributions. We will continue to hold amounts allocated to the Guaranteed Rate Accounts until maturity. Amounts already invested in the investment options may remain in the Program and you may also elect payment of benefits through us.

IRS DISQUALIFICATION

If your plan is found not to qualify under the Internal Revenue Code, we may:
(1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.

ABOUT THE SEPARATE ACCOUNTS

Each Investment Fund is one, or part of one, of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our contracts. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.


The separate accounts that we call the Alliance Growth Equity, Alliance Mid Cap Growth, and Alliance Balanced Funds commenced operations in 1968, 1969, and 1979 respectively. Separate Account No. 66, which holds the other Funds offered under the contract, was established in 1997. Because of exclusionary provisions, none of the Funds is subject to regulation under the Investment Company Act of 1940. Separate Account No. 66, however, purchases Class IA shares and Class IB/B shares of the Trusts. The Trusts are registered as open-end management investment companies under the 1940 Act.

COMBINATION OF CERTAIN INVESTMENT OPTIONS

Subject to shareholder approval, on or about May 14, 2004, we anticipate that the EQ/Technology investment option (the "replaced option"), which invests in a corresponding portfolio of EQ Advisors Trust, will be merged into the AXA Premier VIP Technology investment option (the "surviving option"), which invests in a corresponding portfolio of AXA Premier VIP Trust. The AXA Premier VIP Technology option will first become available under the contracts at the time that its interests replace interests in the EQ/Technology option. At that time, we will move the assets in the replaced option into the surviving option and all allocation elections to the replaced option will be considered allocations to the surviving option.


ABOUT LEGAL PROCEEDINGS

Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of contract interests under the Program.


ABOUT OUR INDEPENDENT AUDITORS


The financial statements listed below and incorporated in the SAI have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

o The financial statements for Separate Account Nos. 3, 4, 10 and 66 as of December 31, 2003 and for each of the two years in the period then ended.

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More information  33
--------------------------------------------------------------------------------


o The financial statements for Equitable Life as of December 31, 2003 and 2002 and for each of the three years in the periods then ended.


ABOUT THE TRUSTEE


 As trustee, JPMorgan Chase Bank serves as a party to the contract. It has no responsibility for the administration of the Program or for any distributions or duties under the contract.


REPORTS WE PROVIDE AND AVAILABLE INFORMATION

We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.

As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's Website at http://www.sec.gov.

ACCEPTANCE

The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into an Adoption Agreement.


More information

Appendix I: Condensed financial information






--------
Appendix I: Condensed financial information   A-1
--------------------------------------------------------------------------------


These selected per unit data and ratios for the years ended December 31, 1994 through December 31, 2003 have been derived from the financial statements audited by PricewaterhouseCoopers LLP, independent auditors, in their reports included in the SAI. For years prior to 1993, the condensed financial information was audited by other independent accountants. The financial statements of each of the Funds as well as the consolidated financial statements of Equitable Life are contained in the SAI. Information is provided for the period that each Fund has been available under the Program, but not longer than ten years.



SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

ALLIANCE GROWTH EQUITY FUND - INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA




                                                             YEAR ENDED DECEMBER 31,
                                             -------------------------------------------------------
                                                  2003          2002          2001          2000
                                             ------------- ------------- ------------- -------------
Income                                         $    1.00     $     .88     $    1.28     $    1.57
Expenses (Note A)                                  (3.64)        (4.06)        (5.01)        (5.84)
Net investment loss                                (2.64)        (3.18)        (3.73)        (4.27)
Net realized and unrealized gain
  (loss) on investments (Note B)                   66.69        (71.04)       (59.31)       (65.13)
Net increase (decrease) in Alliance Growth
  Equity Fund Unit Value                           64.05        (74.22)       (63.04)       (69.40)
Alliance Growth Equity Fund Unit Value
  (Note C):
  Beginning of year                               186.97        261.19        324.23        393.63
  End of year                                     251.02        186.97        261.19        324.23
Ratio of expenses to average net assets
  attributable to the Program                       1.69%         1.86%         1.80%         1.68%
Ratio of net income (loss) to average net
  assets attributable to the Program               (1.22)%       (1.46)%       (1.34)%       (1.23)%
Number of Alliance Growth Equity Fund
  Units outstanding at end of year (000's)           153           154           159           165
Portfolio turnover rate (Note D)                      51%           39%          132%           48%



                                                                           YEAR ENDED DECEMBER 31,
                                             -----------------------------------------------------------------------------------
                                                  1999          1998          1997          1996          1995          1994
                                             ------------- ------------- ------------- ------------- ------------- -------------
Income                                         $    1.78     $    1.59     $    1.53     $    1.37     $    1.84     $    1.79
Expenses (Note A)                                  (5.57)        (5.01)        (4.55)        (3.82)        (3.25)        (2.76)
Net investment loss                                (3.79)        (3.42)        (3.02)        (2.45)        (1.41)         (.97)
Net realized and unrealized gain
  (loss) on investments (Note B)                  102.66         (8.33)        65.28         36.80         50.16         (3.76)
Net increase (decrease) in Alliance Growth
  Equity Fund Unit Value                           98.87        (11.75)        62.26         34.35         48.75         (4.73)
Alliance Growth Equity Fund Unit Value
  (Note C):
  Beginning of year                               294.76        306.51        244.25        209.90        161.15        165.88
  End of year                                     393.63        294.76        306.51        244.25        209.90        161.15
Ratio of expenses to average net assets
  attributable to the Program                       1.69%         1.68%         1.65%         1.68%         1.74%         1.72%
Ratio of net income (loss) to average net
  assets attributable to the Program               (1.15)%       (1.15)%       (1.10)%       (1.08)%       (0.76)%       (0.60)%
Number of Alliance Growth Equity Fund
  Units outstanding at end of year (000's)           181           228           241           228           214           219
Portfolio turnover rate (Note D)                      72%           71%           62%          105%          108%           91%


See notes following these tables.

-----
Appendix I: Condensed financial information   A-2
--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 3 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

ALLIANCE MID CAP GROWTH FUND - INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA




                                                            YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                   2003         2002          2001         2000
                                              ------------ ------------- ------------ ------------
Income                                          $    .09     $     .08     $    .18     $    .39
Expenses (Note A)                                   (.62)         (.62)        (.77)        (.96)
Net investment loss                                 (.53)         (.54)        (.59)        (.57)
Net realized and unrealized gain (loss) on         18.26        (11.21)       (8.46)       (7.17)
  investments (Note B)
Net increase (decrease) in Alliance Mid Cap        17.73        (11.75)       (9.05)       (7.74)
  Growth Fund Unit Value
Alliance Mid Cap Growth Fund Unit Value
  (Note C):
  Beginning of year                                26.74         38.49        47.54        55.28
  End of year                                      44.47         26.74        38.49        47.54
Ratio of expenses to average net assets             1.78%         2.02%        1.93%        1.82%
  attributable to the Program
Ratio of net investment income (loss) to           (1.51)%       (1.76)%      (1.48)%      (1.07)%
  average net assets attributable to the
  Program
Number of Alliance Mid Cap Growth Fund               428           379          361          353
  Units outstanding at end of year (000's)
Portfolio turnover rate (Note D)                     113%          161%         200%         136%



                                                                         YEAR ENDED DECEMBER 31,
                                              -----------------------------------------------------------------------------
                                                   1999         1998         1997         1996         1995         1994
                                              ------------ ------------ ------------ ------------ ------------ ------------
Income                                          $    .38     $    .34     $    .26     $    .33     $    .24     $    .18
Expenses (Note A)                                   (.91)        (.97)        (.97)        (.86)        (.69)        (.60)
Net investment loss                                 (.53)        (.63)        (.71)        (.53)        (.45)        (.42)
Net realized and unrealized gain (loss) on          8.09        (7.48)        6.08         9.25         9.98        (1.32)
  investments (Note B)
Net increase (decrease) in Alliance Mid Cap         7.56        (8.11)        5.37         8.72         9.53        (1.74)
  Growth Fund Unit Value
Alliance Mid Cap Growth Fund Unit Value
  (Note C):
  Beginning of year                                47.72        55.83        50.46        41.74        32.21        33.95
  End of year                                      55.28        47.72        55.83        50.46        41.74        32.21
Ratio of expenses to average net assets             1.86%        1.84%        1.82%        1.80%        1.86%        1.86%
  attributable to the Program
Ratio of net investment income (loss) to           (1.09)%      (1.20)%      (1.33)%      (1.12)%      (1.21)%      (1.31)%
  average net assets attributable to the
  Program
Number of Alliance Mid Cap Growth Fund               366          490          508          395          328          283
  Units outstanding at end of year (000's)
Portfolio turnover rate (Note D)                     108%         195%         176%         118%         137%          94%


See notes following these tables.

-----
Appendix I: Condensed financial information  A-3
--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 10 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

ALLIANCE BALANCED FUND - INCOME, EXPENSES AND CAPITAL CHANGES PER UNIT OUTSTANDING THROUGHOUT THE YEARS INDICATED AND OTHER SUPPLEMENTARY DATA




                                                         YEAR ENDED DECEMBER 31,
                                               -------------------------------------------
                                                   2003       2002       2001       2000
                                               ---------- ---------- ---------- ----------
Income                                          $   .86    $  1.09    $  1.38    $  1.55
Expenses (Note A)                                  (.65)      (.68)      (.71)      (.73)
Net investment income                               .21        .41        .67        .82
Net realized and unrealized gain (loss) on
  investments (Note B)                             5.54       (4.15)     (3.05)     (2.36)
Net increase (decrease) in Alliance Balanced
  Fund Unit Value                                  5.75       (3.74)     (2.38)     (1.54)
Alliance Balanced Fund Unit Value (Note C):
  Beginning of year                               36.08      39.82      42.20      43.74
  End of year                                     41.83      36.08      39.82      42.20
Ratio of expenses to average net assets
  attributable to the Program                      1.71%      1.80%      1.77%      1.68%
Ratio of net investment income to average net
  assets attributable to the Program                .54%      1.09%      1.66%      1.89%
Number of Alliance Balanced Fund Units
  outstanding at end of year (000's)                790        757        555        426
Portfolio turnover rate (Note D)                    339%       288%       168%       145%



                                                                    YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------------------
                                                   1999       1998       1997       1996       1995       1994
                                               ---------- ---------- ---------- ---------- ---------- ----------
Income                                          $  1.36    $  1.30    $  1.21    $  1.00    $   .89    $   .74
Expenses (Note A)                                  (.68)      (.58)      (.52)      (.48)      (.43)      (.40)
Net investment income                               .68        .72        .69        .52        .46        .34
Net realized and unrealized gain (loss) on
  investments (Note B)                             4.66       5.14       2.83       2.11       3.74       (2.60)
Net increase (decrease) in Alliance Balanced
  Fund Unit Value                                  5.34       5.86       3.52       2.63       4.20       (2.26)
Alliance Balanced Fund Unit Value (Note C):
  Beginning of year                               38.40      32.54      29.02      26.39      22.19      24.45
  End of year                                     43.74      38.40      32.54      29.02      26.39      22.19
Ratio of expenses to average net assets
  attributable to the Program                      1.70%      1.65%      1.68%      1.73%      1.79%     1.72
Ratio of net investment income to average net
  assets attributable to the Program               1.70%      2.04%      2.25%      1.91%      1.90%      1.51%
Number of Alliance Balanced Fund Units
  outstanding at end of year (000's)                456        473        454        476        458        446
Portfolio turnover rate (Note D)                     95%        89%       165%       177%       170%       107%


A. Enrollment fees are not included above and did not affect the Alliance Growth Equity, Alliance Mid Cap Growth or Alliance Balanced Fund Unit Values. Enrollment fees were generally deducted from contributions to the Program.

B. See Note 2 to Financial Statements of Separate Account Nos. 3 (Pooled), 4 (Pooled) and 10 (Pooled), which may be found in the SAI.

C. The value for an Alliance Growth Equity Fund Unit was established at $10.00 on January 1, 1968 under the National Association of Realtors Members Retirement Program (NAR Program). The NAR Program was merged into the Members Retirement Program on December 27, 1984. The values for an Alliance Mid Cap Growth and an Alliance Balanced Fund Unit were established at $10.00 on May 1, 1985, the date on which the Funds were first made available under the Program.

D. The portfolio turnover rate includes all long-term U.S. Government securities, but excludes all short-term U.S. Government securities and all other securities whose maturities at the time of acquisition were one year or less. Represents the annual portfolio turnover rate for the entire separate account.


Income, expenses, gains and losses shown above pertain only to participants' accumulations attributable to the Program. Other plans also participate in the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds and may have operating results and other supplementary data different from those shown above.

---------
Appendix I: Condensed financial information   A-4
--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 66 UNIT VALUES


UNIT VALUES AND NUMBER OF UNITS OUTSTANDING FOR THESE FUNDS AT YEAR END FOR EACH VARIABLE INVESTMENT FUND, EXCEPT FOR THOSE FUNDS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2003.




                                                                 FOR THE YEARS ENDING DECEMBER 31,
                                                --------------------------------------------------------------------   INCEPTION
                                                    1998       1999       2000        2001        2002        2003       DATE
                                                ---------- ---------- ---------- ----------- ----------- ----------- -----------
EQ/Alliance Intermediate Government Securities
  Unit Value                                           -          -          -           -     $ 10.09     $ 10.16    11/22/02
  Number of Units Outstanding                          -          -          -           -          17         226
EQ/Alliance International
  Unit Value                                           -          -          -           -     $ 10.84     $ 14.48    11/22/02
  Number of Units Outstanding                          -          -          -           -         757         795
EQ/Bernstein Diversified Value Fund
  Unit Value                                           -          -          -     $ 10.08     $  8.57     $ 10.89     5/18/01
  Number of units outstanding                          -          -          -         371         433         487
EQ/Calvert Socially Responsible Fund
  Unit Value                                           -          -     $ 9.63     $  8.10     $  5.87                  5/1/00
  Number of units outstanding                          -          -         12          36          57          99
EQ/Capital Guardian International Fund
  Unit Value                                           -          -          -     $  8.05     $  6.74     $  8.82     5/18/01
  Number of units outstanding                          -          -          -           3          22          55
EQ/Capital Guardian Research
  Unit Value                                           -          -          -           -     $ 10.87     $ 14.10    11/22/02
  Number of Units Outstanding                          -          -          -           -         321         364
EQ/Capital Guardian U.S. Equity
  Unit Value                                           -          -          -           -     $  9.09     $ 12.24     7/12/02
  Number of Units Outstanding                          -          -          -           -          18          64
EQ/Equity 500 Index Fund
  Unit Value                                                            $ 8.78     $  7.60     $  5.81     $  7.32     10/6/00
  Number of units outstanding (000's)                                      851         917       1,084       1,477
EQ/FI Small/Mid Cap Value Fund
  Unit Value                                      $ 9.42     $ 9.46     $ 9.81     $ 10.05     $  8.43     $ 11.08      8/1/97
  Number of units outstanding (000's)                217        159        158         232         374         430
EQ/MFS Emerging Growth Companies Fund
  Unit Value                                           -          -     $ 8.01     $  5.20     $  3.36     $  4.29      5/1/00
  Number of units outstanding                          -          -         59         108         187         295
EQ/Small Company Index Fund
  Unit Value                                           -          -          -     $  9.97     $  7.76     $ 11.18     5/18/01
  Number of units outstanding                          -          -          -          38          79         157
EQ/Technology Fund
  Unit Value                                           -          -          -     $  8.16     $  4.76     $  6.74     5/18/01
  Number of units outstanding                          -          -          -          28          58         128


Appendix I: Condensed financial information

Statement of additional information

-----------
Statement of additional information   S-1
--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                             PAGE
 Funding of the Program .................................    SAI-2
 Your Responsibilities as Employer ......................    SAI-2
 Procedures for Withdrawals, Distributions
  and Transfers .........................................    SAI-2
 Types of Benefits ......................................    SAI-5
 Provisions of the Plans ................................    SAI-8
 Investment Restrictions Applicable to the Alliance
  Growth Equity, Alliance Mid Cap Growth and
  Alliance Balanced Funds ...............................   SAI-12
 How We Determine the Unit Value for the Funds ..........   SAI-14
 How We Value the Assets of the Funds ...................   SAI-14
 Fund Transactions ......................................   SAI-15
 Investment Management and Accounting Fee ...............   SAI-17
 Distribution of the Contracts ..........................   SAI-17
 Equitable Life's Pending Name Change ...................   SAI-17
 Our Management .........................................   SAI-18
 Financial Statements ...................................   SAI-21


CLIP AND MAIL TO US TO RECEIVE A
STATEMENT OF ADDITIONAL INFORMATION

To:  The Equitable Life Assurance Society
       of the United States
     Box 2468 G.P.O.
     New York, NY 10116


Please send me a copy of the Statement of Additional Information for the Members Retirement Program Prospectus dated May 1, 2004.



-----------------------------------------------------------------------------
 Name

-----------------------------------------------------------------------------
Address


 -----------------------------------------------------------------------------

-----------------------------------------------------------------------------


Copyright 2004 by The Equitable Life Assurance Society of the United States. All rights reserved.

About Equitable Life






----------

--------------------------------------------------------------------------------

The Equitable Life Assurance Society of the United States ("Equitable Life") is the issuer of the group annuity contract that funds the Program. Equitable Life also makes forms of plans and trusts available, and offers recordkeeping and participant services to facilitate the operation of the Program.

Equitable Life is a New York stock life insurance corporation and has been doing business since 1859. We are a wholly-owned subsidiary of AXA Financial, Inc. (previously The Equitable Companies Incorporated). The sole shareholder of AXA Financial, Inc. is AXA, a French holding company for an international group of insurance and related financial services companies. As the sole shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life's related companies, however, has any legal responsibility to pay amounts that Equitable Life owes under the contract.


AXA Financial Inc., and its consolidated subsidiaries manage approximately $508.31 billion in assets as of December 31, 2003. For more than 100 years Equitable Life has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."

--------------------------------------------------------------------------------

HOW TO REACH US.

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.

You can reach us as indicated below to obtain:

o Copies of any plans, trusts, participation agreements, or enrollment or other forms used in the Program.

o    Unit values and other account information under your plan,

o Any other information or materials that we provide in connection with the Program.


INFORMATION ON JOINING THE PROGRAM

BY PHONE:
1-800-523-1125 (Retirement Program Specialists available weekdays 9 AM to 5 PM Eastern Time)

BY REGULAR MAIL:
The Members Retirement Program
c/o Equitable Life
Box 2011
Secaucus, NJ 07096

BY REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
The Members Retirement Program
c/o Equitable Life
200 Plaza Drive, Second Floor
Secaucus, NJ 07094

BY INTERNET:
The Members Retirement Program website www.equitable.com/mrp, provides information about the Program, as well as several interactive tools and resources that can help answer some of your retirement planning questions. The website also provides an e-mail feature that can be accessed by clicking on either "Contact us" or "Send E-Mail to the Equitable."

NO PERSON IS AUTHORIZED BY THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND THE SAI, OR IN OTHER PRINTED OR WRITTEN MATERIAL ISSUED BY EQUITABLE LIFE. YOU SHOULD NOT RELY ON ANY OTHER INFORMATION OR REPRESENTATION.

INFORMATION ONCE YOU JOIN THE PROGRAM

BY PHONE:
1-800-526-2701 (U.S.) or 1-800-526-2701-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom (Account Executives available weekdays 9 AM to 5 PM Eastern Time).

TOLL-FREE AIMS:
By calling 1-800-526-2701 or 1-800-526-2701-0, you may, with your assigned personal security code, use AIMS to:

o    Transfer between investment options and obtain account balance information.

o Change the allocation of future contributions and maturing guaranteed options.

o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.


AIMS operates 24 hours a day. You may speak with our Account Executives during regular business hours about any matters covered by the AIMS.

BY INTERNET FOR AMOUNTS IN THE TRUST


By logging on to www.equitable.com/mrp, Participant Services you may, with your social security number and your personal security code, use the Internet to access certain retirement account information such as:


o Investment performance, current and historical investment fund unit values, and current guaranteed option interest rates.

o Transfer assets between investment options and obtain account balance information.

o Change the allocation of future contributions and maturing Guaranteed Rate Accounts.


BY REGULAR MAIL:
(correspondence):
The Members Retirement Program
Box 2468 G.P.O.
New York, NY 10116

FOR CONTRIBUTION CHECKS ONLY:
The Members Retirement Program
P.O. Box 1599
Newark, NJ 07101-9764

FOR REGISTERED, CERTIFIED, OR OVERNIGHT DELIVERY:
The Members Retirement Program
c/o Equitable Life
200 Plaza Drive, 2B-55
Secaucus, NJ 07094

BY E-MAIL


We welcome your comments and questions regarding the Members Retirement Program. If you have a comment or suggestion about the Members Website we would appreciate hearing from you. Go to www.equitable.com/mrp, Participant Services and click on "Contact Us" or click on "email the Members Retirement Program."

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
MAY 1, 2004


                           MEMBERS RETIREMENT PROGRAM
--------------------------------------------------------------------------------
This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with Equitable Life's prospectus dated May 1, 2004 for the Members Retirement Program.

A copy of the prospectus to which this SAI relates is available at no charge by writing to Equitable Life at Box 2468 G.P.O., New York, New York 10116 or by calling our toll-free telephone number, in the U.S., 1-800-526-2701 or 1-800-526-2701-0 from France, Israel, Italy, Republic of Korea, Switzerland, and the United Kingdom. Definitions of special terms used in this SAI are found in the prospectus.

Certain of the cross references in this SAI are contained in the prospectus dated May 1, 2004 to which this SAI relates.

                             CONTENTS OF THIS SAI

                                                    PAGE IN SAI
                                                   ------------
Funding of the Program ...........................     SAI-2
Your Responsibilities as Employer ................     SAI-2
Procedures for Withdrawals, Distributions and
   Transfers .....................................     SAI-2
  Pre-Retirement Withdrawals .....................     SAI-2
  Benefit Distributions ..........................     SAI-3
  Death Benefits .................................     SAI-3
  Eligible Rollover Distributions and Federal
      Income Tax Withholding .....................     SAI-4
  Premature Withdrawals and Transfers from a
      GRA ........................................     SAI-4
  Maturing GRAs ..................................     SAI-5
Types of Benefits ................................     SAI-5
Provisions of the Plans ..........................     SAI-8
  Plan Eligibility Requirements ..................     SAI-8
  Contributions to Qualified Plans ...............     SAI-8
  Contributions to the Plans .....................     SAI-8
  Allocation of Contributions ....................    SAI-10
  The Plans and Section 404(c) of ERISA ..........    SAI-10
  Vesting ........................................    SAI-11
Investment Restrictions and Certain Investment
  Techniques Applicable to the Alliance Growth
  Equity, Alliance Mid Cap Growth and Alliance
  Balanced Funds .................................    SAI-12
How We Determine Unit Values for the Funds .......    SAI-14
How We Value the Assets of the Funds .............    SAI-14
Fund Transactions ................................    SAI-15
Investment Management and Accounting Fee .........    SAI-17
Distribution of the Contracts ....................    SAI-17
Equitable Life's Pending Name Change .............    SAI-17
Our Management ...................................    SAI-18
Financial Statements .............................    SAI-21

-------------
Copyright 2004 by The Equitable Life Assurance Society of The United States, 1290 Avenue of the Americas, New York, New York 10104. All rights reserved.

--------------------------------------------------------------------------------

FUNDING OF THE PROGRAM

The Program is primarily funded through a group annuity contract issued by Equitable Life. The Trustee holds the contract for the benefit of employers and participants in the Program.

YOUR RESPONSIBILITIES AS EMPLOYER

If you adopt the Members Retirement Plan or the Volume Submitter Plan (together, the "Plans"), you as the employer and plan administrator will have certain responsibilities, including:

     o sending us your contributions at the proper time and in the proper format (including contribution type and fiscal year);

     o maintaining all personnel records necessary for administering your plan;

     o    determining who is eligible to receive benefits;

     o forwarding to us and, when required signing, all the forms your employees are required to submit;

     o distributing summary plan descriptions, confirmation notices, quarterly notices and participant annual reports to your employees and former employees;

     o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

     o filing an annual information return for your plan with the Department of Labor, if required;

     o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

     o determining the amount of all contributions for each participant in the plan;

     o forwarding salary deferral and post-tax employee contributions to us as soon as possible (and in any event, no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions);

     o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

     o providing us with written instructions for allocating amounts in the plan's forfeiture account.

If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only.

We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-526-2701 or write to us at Box 2468 G.P.O., New York, New York 10116.

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS

PRE-RETIREMENT WITHDRAWALS. Under the Plans, self-employed persons generally may not receive a distribution prior to age 59 1/2, and employees generally may not receive a distribution prior to severance from employment. However, if the Plans are maintained as profit sharing plans, you may request distribution of benefits after you reach age 59 1/2 even if you are still working, as long as you are 100% vested.

In addition, if your employer has elected to make hardship withdrawals available under your plan, you may request distribution before age 59 1/2 in the case of financial hardship (as defined in your plan). In a 401(k) plan, the plan's definition of hardship applies to employer contributions but not to your 401(k) contributions--including employee pre-tax contributions, employer qualified non-elective contributions and qualified matching contributions. To withdraw your own 401(k) contributions, plus interest earned on


                                     SAI-2

--------------------------------------------------------------------------------

these amounts prior to 1989, you must demonstrate financial hardship within the meaning of applicable Income Tax Regulations. Each withdrawal must be at least $1,000 (or, if less, your entire Account Balance or the amount of your hardship withdrawal under a profit sharing or 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time except salary deferral amounts if there is a successor plan.

You may withdraw all or part of your Account Balance under the Plans attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your Account Balance attributable to post-tax employee contributions). See "Tax information" in the prospectus.

We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.

In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" later in this SAI.

Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.

Transfers and withdrawals from certain of the investment funds may be delayed if there is any delay in redemption of shares of the respective mutual funds in which the Funds invest. We generally do not expect any delays.

PLEASE NOTE THAT GENERALLY YOU MAY NOT MAKE WITHDRAWALS FROM THE GUARANTEED RATE ACCOUNTS PRIOR TO MATURITY, EVEN IF THE EMPLOYER PLAN PERMITS WITHDRAWALS PRIOR TO THAT TIME.

BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under either of the Plans, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Your benefits will commence according to the provisions of your plan.

Under an individually designed plan, your employer must send us a request for disbursement form. We will process single sum payments as of the close of business on the day we receive a properly completed form. A check payable to the plan's trustee will be forwarded within five days after processing begins. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. We will pay annuity payments directly to you and payments will commence according to the provisions of your plan.

Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you would like expedited delivery at your expense, you may request it on your Election of Benefits Form.

Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer or financial advisor. Our Account Executives can provide you or your employer with information.

DEATH BENEFITS. If a participant in either of the Plans dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her
(a) children, (b) parents and (c) brothers and sisters. If none of them survives, the participant's vested benefit will be paid to the participant's estate.


                                     SAI-3

--------------------------------------------------------------------------------

ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan, 403(b), 457 and traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. In addition, the following are not subject to mandatory 20% withholding:

     o    hardship withdrawals of salary deferral contributions;

     o    certain corrective distributions under Code Section 401(k) plans;

     o    loans that are treated as distributions;

     o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order; and

     o    required minimum distributions under Code Section 401(a)(9).

If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.

If a distribution is not an "eligible rollover distribution," we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.

PREMATURE WITHDRAWALS AND TRANSFERS FROM A GRA. You may transfer amounts from other investment options to a GRA at any time. Transfers may not be made from one GRA to another or from a GRA to one of the other investment options until the maturity date of the GRA. Likewise, you may not remove amounts from a GRA prior to maturity in order to obtain a plan loan or make a hardship or in-service withdrawal. If your plan's assets are transferred to another funding vehicle from the Program or if your plan is terminated, we will continue to hold your money in GRAs until maturity. All such GRAs will be held in the Pooled Trust under the investment-only arrangement. See "Guaranteed Rate Accounts" in the prospectus.

We do not permit withdrawals before maturity unless your plan permits them and they are exempt or qualified, as we explain below. You may take exempt withdrawals without penalty at any time. Qualified withdrawals are subject to a penalty. We do not permit qualified withdrawals from a five-year GRA during the first two years after the end of its offering period. This rule does not apply if the amount of the applicable penalty is less than the interest you have accrued. If you have more than one GRA and you are taking a partial withdrawal or installments, we will first use amounts held in your most recently purchased three-year or five-year GRA that is available under the withdrawal rules for exempt and qualified withdrawals.

Exempt Withdrawal. Amounts may be withdrawn without penalty from a GRA prior to its maturity if:

     o you are a professional age 59 1/2 or older and you elect an installment payout of at least three years or an annuity benefit;

     o you are not a professional and you attain age 59 1/2 or terminate employment (including retirement);

     o    you are disabled;

     o    you attain age 70 1/2; or

     o    you die.

If you are a participant under a plan which was adopted by an employer which is not a member of a professional association which makes the Program available as a benefit of membership, the above rules


                                     SAI-4

--------------------------------------------------------------------------------

will be applied substituting the term "highly compensated" for "professional" and "non-highly compensated" for "not a professional." For this purpose, "highly compensated" shall have the meaning set forth under "Provisions of the Plans--Contributions to the Plans" later in this SAI.

Qualified Withdrawal. You may withdraw amounts with a penalty from a GRA prior to its maturity if you are a professional and are taking payments upon retirement after age 59 1/2 under a distribution option of less than three years duration. The interest paid to you upon withdrawal will be reduced by an amount calculated as follows:

     (i) the amount by which the three-year GRA rate being offered on the date of withdrawal exceeds the GRA rate from which the withdrawal is made, times

     (ii) the years and/or fraction of a year until maturity, times

     (iii) the amount withdrawn from the GRA.

We will make this calculation based on GRA rates without regard to deductions for the applicable Program expense charge. If the three-year GRA is not being offered at the time of withdrawal, the adjustment will be based on then current rates on U.S. Treasury notes or for a comparable option under the Program.

We will never reduce your original contributions by this adjustment. We make no adjustment if the current three-year GRA rate is equal to or less than the rate for the GRA from which we make the qualified withdrawal. We calculate a separate adjustment for each GRA. If the interest accumulated in one GRA is insufficient to recover the amount calculated under the formula, we may deduct the excess as necessary from interest accumulated in other GRAs of the same duration.

Example: You contribute $1,000 to a three-year GRA on January 1 with a rate of 4%. Two years later you make a qualified withdrawal. Your GRA balance is $1,082. The current GRA rate is 6%; (i) 6%-4%=2%, (ii) 2% X 1 year=2%, (iii) 2% X $1,082=$21.64. The withdrawal proceeds would be $1,082-$21.64=$1,060.36.

MATURING GRAS

     o Your confirmation notice lists the maturity date for each GRA you hold.

     o You may arrange in advance for the reinvestment of your maturing GRAs by using AIMS or accessing the website on the Internet. (GRA maturity allocation change requests received on a business day before 4:00 P.M. Eastern Time are effective four days after we receive them. GRA maturity allocation change requests received after 4:00 P.M. Eastern Time or on a non-business day are effective four days after the next business day after we receive them.)

     o The instructions you give us remain in effect until you change them (again, your GRA maturity allocation change request will be processed as described above).

     o You may have different instructions for your GRAs attributable to employer contributions than for your GRAs attributable to employee contributions.

     o If you have never provided GRA maturity instructions, your maturing GRAs will be allocated to the Money Market Guarantee Account.

TYPES OF BENEFITS

Under the Plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.

QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die,


                                     SAI-5
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even if you have received only one payment prior to the last death. THE LAW
REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.

LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a partial payment of your balance, it must be at least $1,000. If you have more than one GRA, amounts held in your most recent GRA will first be used to make payment. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.

PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining Account Balance will be invested in whatever investment options you designate; each payment will be drawn pro rata from all the investment options you have selected. If you have more than one GRA, amounts held in your most recently purchased three-year or five-year GRA will first be used to make installment payments. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. We do not offer installments for benefits under individually designed plans.

LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.

LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

FIXED AND VARIABLE ANNUITY CHOICES

The cost of the fixed annuity is determined from tables in the group annuity contract which show the amounts necessary to purchase each $1 of monthly payment (after deduction of any applicable taxes and the annuity administrative charge described below). Payments depend on the annuity selected, your age, and the age of your beneficiary if you select a joint and survivor annuity. We may change the tables in the contract no more than once every five years.


                                     SAI-6
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The minimum amount that can be used to purchase any type of annuity is $5,000.
Usually, an annuity administrative charge of $350 will be deducted from the amount used to purchase the annuity. If we give any group pension client with a qualified profit sharing plan a better annuity purchase rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case.

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. The variable payments reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

The chart below shows the relative financial value of the different annuity options, based on our current rates for fixed annuities. This chart is provided as a sample. The numbers provided in the Rate per $1.00 of Annuity column, which are used to calculate the monthly annuity provided, are subject to change. The example assumes the annuitant's age is 65 1/2 years, the joint annuitant's age is the same and the amount used to purchase the annuity is $100,000. The annuity administrative charge of $350 is deducted from the purchase price of $100,000, leaving a total of $99,650 to be applied to purchase the annuity. Certain legal requirements may limit the forms of annuity available to you.


                                                      AMOUNT TO BE                             MONTHLY
                                                   APPLIED ON ANNUITY     RATE PER $1.00       ANNUITY
ANNUITY FORM                                          FORM ELECTED          OF ANNUITY        PROVIDED
-----------------------------------------------   --------------------   ----------------   ------------
Life                                                     $99,650            $  143.06        $  696.56
Cash Refund                                               99,650               150.82           660.72
5 Year Certain Life                                       99,650               144.62           689.05
10 Year Certain Life                                      99,650               148.55           670.82
15 Year Certain Life                                      99,650               153.87           647.62
100% Joint & Survivor Life                                99,650               168.01           593.12
75% Joint & Survivor Life                                 99,650               161.16           618.33*
50% Joint & Survivor Life                                 99,650               155.13           642.36*
100% Joint & Survivor--5 Year Certain Life**              99,650               168.04           593.01
100% Joint & Survivor--10 Year Certain Life**             99,650               168.27           592.20
100% Joint & Survivor--15 Year Certain Life**             99,650               168.91           589.96
100% Joint & Survivor--20 Year Certain Life**             99,650               170.10           585.83

----------
* Represents the amount payable to the primary annuitant. A surviving joint annuitant would receive the applicable percentage of the amount paid to the primary annuitant.

** You may also elect a Joint and Survivor Annuity--Period Certain with a monthly benefit payable to the surviving joint annuitant in any percentage you specify.

SPOUSAL CONSENT REQUIREMENTS

Under the Plans, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or
(2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to


                                     SAI-7
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your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a Qualified Joint and Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.

It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent.

PROVISIONS OF THE PLANS

PLAN ELIGIBILITY REQUIREMENTS. Under the Plans, the employer specifies the eligibility requirements for its plan in the Adoption Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligible service may be required for a 401(k) arrangement.

CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.

The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferral (or post-tax employee contribution) amounts under a 401(k) plan as soon as practicable after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.

If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.

CONTRIBUTIONS TO THE PLANS. The employer makes annual contributions to its plan based on the plan's provisions.

An employer that adopts either of the Plans as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan may not exceed 25% of all participants' compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.

A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).


                                     SAI-8
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For 2004, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the business, or (b) anyone with earnings of more than $90,000 from the business in the prior year. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $13,000 for 2004 (which amount shall increase by $1,000 each year up to 2006), reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 2004 is $9,000.

Effective January 1, 2004, an additional "catch-up" elective deferral of up to $3,000 can be made by any employees who are at least age 50 at any time during 2004. (Catch up elective deferral amount increases $1,000 per year through 2006.)

Matching contributions to a 401(k) plan on behalf of a self-employed individual are no longer treated as elective deferrals, and are the same as matching contributions for other employees.

Employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and (b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions described above.

If the employer adopts the Members Retirement Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Adoption Agreement specifies.

Under any type of plan, an employer must disregard compensation in excess of $205,000 in 2004 in making contributions. This amount will be adjusted for cost-of-living changes in future years in $5,000 increments rounded to the next lowest multiple of $5,000. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.

Except in the case of certain non-top heavy plans, contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 2004, "key employee" means (a) an officer of the business with earnings of more than $130,000 or (b) an owner of more than 5% of the business, or (c) an owner of more than 1% of the business with earnings of more than $150,000. For purposes of (a), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.

Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that a highly compensated employee may contribute depends on the amount that non-highly compensated employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions that are based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special


                                     SAI-9
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non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.

Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $41,000 and (b) 100% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.

Each participant's Account Balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his Account Balance attributable to employer contributions and employer matching contributions.

The participant will receive quarterly notices and confirmation of certain transactions. The participant will also receive an annual statement showing the participant's Account Balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.

Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the Plan Document, to avoid non-discrimination tests.

Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, which the employer must make for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.

Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare and FUTA (unemployment) taxes. They may also be subject to the state income tax.

ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as needed, by calling our Account Investment Management System ("AIMS") or accessing the website on the Internet. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time, and provide us with contribution allocation instructions for future contributions.

THE PLANS AND SECTION 404(C) OF ERISA. The Plans are participant directed individual account plans designed to comply with the requirements of Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor
(DOL) regulation, provide that if a participant or beneficiary exercises


                                     SAI-10
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control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.

Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the Plans provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.

VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Plans. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belongs to the participant, and is nonforfeitable at all times.

A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Plans unless the employer elects a lower age on its Adoption Agreement.

Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:


              SCHEDULE A     SCHEDULE B     SCHEDULE C     SCHEDULE E

 YEARS OF       VESTED         VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE     PERCENTAGE
----------   ------------   ------------   ------------   -----------
     1             0%             0%             0%       100%
     2           100             20              0        100
     3           100             40            100        100
     4           100             60            100        100
     5           100             80            100        100
     6           100            100            100        100

If the plan requires more than one year of service for participation in the plan, the plan must use Schedule E.

Provided the employer plan is not "top-heavy," within the meaning of Section 416 of the Code, and provided that the plan does not require more than one year of service for participation, an employer may, in accordance with provisions of the Plans, instead elect one of the following vesting schedules or one at least as favorable to participants further provided, however the following schedule is not available for matching contributions made in plan years beginning after 2001:


                                     SAI-11

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
                   SCHEDULE F     SCHEDULE G

    YEARS OF         VESTED         VESTED
    SERVICE        PERCENTAGE     PERCENTAGE
---------------   ------------   ------------
  less than 3           0%             0%
       3               20              0
       4               40              0
       5               60            100
       6               80            100
       7              100            100

All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.

Matching contributions are required to vest at least as quickly as under a 3-year cliff or a 6-year "graded vesting" schedule. The 6-year schedule requires 20% vesting after 2 years of service increasing 20% per year thereafter.

INVESTMENT RESTRICTIONS AND CERTAIN INVESTMENT TECHNIQUES APPLICABLE TO THE ALLIANCE GROWTH EQUITY, ALLIANCE MID CAP GROWTH AND ALLIANCE BALANCED FUNDS

(For an explanation of the investment restrictions applicable to the EQ/Alliance Intermediate Government Securities, EQ/Alliance International, EQ/Bernstein Diversified Value, EQ/Calvert Socially Responsible, EQ/Capital Guardian International Funds, EQ/Capital Guardian Research, EQ/Capital Guardian U.S. Equity, EQ/Equity 500 Index, EQ/FI Small/Mid Cap Value, EQ/FI Small/Mid Cap Value, EQ/MFS Emerging Growth Companies, EQ/Small Company Index and EQ/Technology, see "Investment Restrictions" in the applicable Trust Statement of Additional Information.)

None of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds will:

     o trade in foreign exchanges (except transactions incidental to the settlement of purchases or sales of securities for a Fund);

     o make an investment in order to exercise control or management over a company;

     o underwrite the securities of other companies, including purchasing securities that are restricted under the 1933 Act or rules or regulations thereunder (restricted securities cannot be sold publicly until they are registered under the 1933 Act), except as stated below;

     o make short sales, except when the Fund has, by reason of ownership of other securities, the right to obtain securities of equivalent kind and amount that will be held so long as they are in a short position;

     o trade in commodities or commodity contracts (except the Alliance Balanced Fund is not prohibited from entering into hedging transactions through the use of stock index or interest rate future contracts, as described in the prospectus);

     o purchase real estate or mortgages, except as stated below. The Funds may buy shares of real estate investment trusts listed on stock exchanges or reported on the National Association of Securities Dealers, Inc. automated quotation system ("NASDAQ");

     o have more than 5% of its assets invested in the securities of any one registered investment company. A Fund may not own more than 3% of an investment company's outstanding voting securities. Finally, total holdings of investment company securities may not exceed 10% of the value of the Fund's assets;


                                     SAI-12
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     o    purchase any security on margin or borrow money except for short-term credits necessary for clearance of securities transactions;

     o make loans, except loans through the purchase of debt obligations or through entry into repurchase agreements; or

     o invest more than 10% of its total assets in restricted securities, real estate investments, or portfolio securities not readily marketable. (The Alliance Growth Equity Fund will not invest in restricted securities.)

The Alliance Growth Equity and Alliance Balanced Funds will not make an investment in an industry if that investment would make the Fund's holding in that industry exceed 25% of its assets. The United States government, and its agencies and instrumentalities, are not considered members of any industry.

The Alliance Growth Equity and Alliance Mid Cap Growth Funds will not purchase or write puts and calls (options).

The following investment techniques may be used by the Alliance Balanced Fund:

Mortgage Pass-Through Securities--The Alliance Balanced Fund may invest in mortgage pass-through securities, which are securities representing interests in pools of mortgages. Principal and interest payments made on the mortgages in the pools are passed through to the holder of such securities. Pass-through mortgage related securities include adjustable-rate securities ("ARMS"), commercial mortgage-backed securities ("CMBS"), and dollar rolls.

Collateralized Mortgage Obligations--The Alliance Balanced Fund may invest in collateralized mortgage obligations (CMOs). CMOs are debt securities collateralized by underlying mortgage loans or pools of mortgage pass-through securities and are generally issued by limited purpose finance subsidiaries of U.S. Government instrumentalities. CMOs are not, however, mortgage pass-through securities. Investors in CMOs are not owners of the underlying mortgages, but are simply owners of a debt security backed by such pledged assets.

Asset-Backed Securities--The Alliance Balanced Fund may purchase asset-backed securities that represent either fractional interests or participation in pools of leases, retail installment loans or revolving credit receivables held by a trust or limited purpose finance subsidiary. Such asset-backed securities may be secured by the underlying assets or may be unsecured.

The Alliance Balanced Fund may invest in other asset-backed securities that may be developed in the future.

Yankee Securities--The Alliance Balanced Fund may invest in Yankee securities. Yankee securities are non-U.S. issuers that issue debt securities that are denominated in U.S. dollars.

Zero-Coupon Bonds--The Alliance Balanced Fund may invest in zero-coupon bonds. Such bonds may be issued directly by agencies and instrumentalities of the U.S. Government or by private corporations. Zero-coupon bonds do not make regular interest payments. Instead, they are sold at a deep discount from their face value. As a result, their price can be very volatile when interest rates change.

Repurchase Agreements--In repurchase agreements, the Alliance Balanced Fund buys securities from a seller, usually a bank or brokerage firm, with the understanding that the seller will repurchase the securities at a higher price at a future date. During the term of the repurchase agreement the Balanced Fund retains the securities subject to the repurchase agreement as collateral. Such transactions afford an opportunity for the Fund to earn a fixed rate of return on available cash at minimal market risk, although the Fund may be subject to various delays and risks or loss if the seller is unable to meet its obligation to repurchase.


                                     SAI-13

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Foreign Currency Forward Contracts--The Alliance Balanced Fund may enter into contracts for the purchase or sale of a specific foreign currency at a future date at a price set at the time of the contract. The Fund will enter into such forward contracts for hedging purposes only.

HOW WE DETERMINE UNIT VALUES FOR THE FUNDS

We determine the Unit Value at the end of each business day. The Unit Value for each Fund is determined by first calculating a gross unit value reflecting only investment performance and then adjusting it for Program expenses to obtain the Fund Unit Value. We calculate the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day and, for the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds, then deducting audit and custodial fees. We calculate the net investment factor as follows:

     o First, we take the value of the Fund's assets at the close of business on the preceding business day.

     o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.

     o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.

     o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.

The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:

(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month; and

(b) is the charge to the Fund for that month for the daily accrual of fees and expenses times the number of days since the end of the preceding month.

For information on the valuation of assets of the Funds, see "How We Value the Assets of the Funds," below.

The value of the investments that Separate Account 66 has in the AXA Premier VIP Technology, EQ/Alliance Intermediate Government Securities, EQ/Alliance International, EQ/Bernstein Diversified Value, EQ/Calvert Socially Responsible, EQ/Capital Guardian International Funds, EQ/Capital Guardian Research, EQ/Capital Guardian U.S. Equity, EQ/Equity 500 Index, EQ/FI Small/Mid Cap Value, EQ/MFS Emerging Growth Companies, EQ/Small Company Index and EQ/Technology is calculated by multiplying the number of shares held by Separate Account No. 66 in each portfolio by the net asset value per share of that portfolio determined as of the close of business on the same day as the respective Unit Values of each of the foregoing Funds are determined.

HOW WE VALUE THE ASSETS OF THE FUNDS

The assets of the Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are valued as follows:

     o STOCKS listed on national securities exchanges or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, the stocks are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.


                                     SAI-14

--------------------------------------------------------------------------------

     o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

     o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.

     o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.

     o OPTION CONTRACTS, for the Balanced Fund only, listed on organized exchanges are valued at last sale prices or closing asked prices, in the case of calls, and at quoted bid prices, in the case of puts. The market value of a put or call will usually reflect, among other factors, the market price of the underlying security. When a Fund writes a call option, an amount equal to the premium received by the Fund is included in the Fund's financial statements as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the current market value of the option written. The current market value of a traded option is the last sale price or, in the absence of a sale, the last offering price. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase or sales transaction, the Fund realizes a gain or loss without regard to any unrealized gain or loss on the underlying security, and the liability related to such option is extinguished. When an option is exercised, the Fund realizes a gain or loss from the sale of the underlying security, and the proceeds of the sale are increased by the premium originally received, or reduced by the price paid for the option.

Our investment officers determine in good faith the fair value of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.

OTHER FUNDS. For those Funds that invest in corresponding Portfolios of EQ Advisors Trust (the "Trust"), the asset value of each Portfolio is computed on a daily basis. See the prospectus for the Trust for information on valuation methodology used by the corresponding Portfolios.

FUND TRANSACTIONS

The Alliance Growth Equity, Alliance Mid Cap Growth and Alliance Balanced Funds are charged for securities brokers' commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for each of these Funds are executed primarily through brokers that receive a commission paid by the Fund. The brokers, none of which are affiliates, are selected by Alliance Capital Management L.P. ("Alliance"). For 2003, 2002 and 2001, the Alliance Growth Equity Fund paid $929,767, $1,298,849 and $3,576,437, respectively, in brokerage commissions; the Alliance Mid Cap Growth Fund paid $466,820, $522,922 and $317,615, respectively, in brokerage commissions; and the Alliance Balanced Fund paid $78,626, $85,206 and $84,086, respectively, in brokerage commissions.


                                     SAI-15

--------------------------------------------------------------------------------

Alliance seeks to obtain the best price and execution of all orders it places, considering all the circumstances. If transactions are executed in the over-the-counter market, they will deal with the principal market makers, unless more favorable prices or better execution is otherwise obtainable. There are occasions on which portfolio transactions for the Funds may be executed as part of concurrent authorizations to purchase or sell the same security for certain other accounts or clients advised by Alliance and Equitable Life. These concurrent authorizations potentially can be either advantageous or disadvantageous to the Funds. When these concurrent authorizations occur, the objective is to allocate the executions among the Funds and the other accounts in a fair manner.

Alliance also considers the amount and quality of securities research services provided by a broker. Typical research services include general economic information and analyses and specific information on and analyses of companies, industries and markets. Factors in evaluating research services include the diversity of sources used by the broker and the broker's experience, analytical ability, and professional stature. The receipt of research services from brokers tends to reduce the expenses in managing the Funds. This is taken into account when setting the expense charges.

Brokers who provide research services may charge somewhat higher commissions than those who do not. However, Alliance selects only brokers whose commissions are believed to be reasonable in all the circumstances. Of the brokerage commissions paid by the Alliance Growth Equity, Alliance Mid/Cap Growth and Alliance Balanced Funds during 2003, $350,047, $192,041 and $48,690, respectively, were paid to brokers providing research services on transactions of $664,462,701, $211,832,029 and $37,692,860, respectively.

Alliance periodically evaluates the services provided by brokers and prepares internal proposals for allocating among those various brokers business for all the accounts Alliance manages or advises. That evaluation involves consideration of the overall capacity of the broker to execute transactions, its financial condition, its past performance and the value of research services provided by the broker in servicing the various accounts advised or managed by Alliance. Alliance has no binding agreements with any firm as to the amount of brokerage business which the firm may expect to receive for research services or otherwise. There may, however, be understandings with certain firms that Alliance will continue to receive services from such firms only if such firms are allocated a certain amount of brokerage business. Alliance may try to allocate such amounts of business to such firms to the extent possible in accordance with the policies described above.

Research information obtained by Alliance may be used in servicing all accounts under their management, including Equitable Life's accounts. Similarly, not all research provided by a broker or dealer with which the Funds transact business will necessarily be used in connection with those Funds.

Transactions for the Funds in the over-the-counter market are normally executed as principal transactions with a dealer that is a principal market-maker in the security, unless a better price or better execution can be obtained from another source. Under these circumstances, the Funds pay no commission. Similarly, portfolio transactions in money market and debt securities will normally be executed through dealers or underwriters under circumstances where the Fund pays no commission.

When making securities transactions for Funds that do not involve paying a brokerage commission (such as the purchase of short-term debt securities), Alliance seeks to obtain prompt execution in an effective manner at the best price. Subject to this general objective, Alliance may give orders to dealers or underwriters who provide investment research. None of the Funds will pay a higher price, however, and the fact that we or Alliance may benefit from such research is not considered in setting the expense charges.

In addition to using brokers and dealers to execute portfolio securities transactions for accounts Alliance manages, we or Alliance may enter into other types of business transactions with brokers or dealers. These other transactions will be unrelated to allocation of the Funds' portfolio transactions.


                                     SAI-16

--------------------------------------------------------------------------------

OTHER FUNDS. For those Funds that invest in corresponding Portfolios of EQ Advisors Trust, see the statement of additional information for each Trust for information concerning the portfolio transactions of the Portfolios.

INVESTMENT MANAGEMENT AND ACCOUNTING FEE

The table below shows the amount we received under the investment management and financial accounting fee under the Program during each of the last three years. See "Fee table" section in the prospectus.

FUND                                    2003        2002        2001
----------------------------------- ----------- ----------- -----------
  Alliance Growth Equity ..........  $162,377    $173,846    $227,089
  Alliance Mid Cap Growth .........  $ 85,336      75,221      92,441
  Alliance Balanced ...............  $145,536     108,453     102,004

DISTRIBUTION OF THE CONTRACTS

Equitable Life performs all marketing and service functions under the contract. No sales commissions are paid with respect to units of interest in any of the separate accounts available under the contract. The offering of the units is continuous.

EQUITABLE LIFE'S PENDING NAME CHANGE

Effective on or about September 7, 2004, we expect, subject to regulatory approval, to change the name of "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company." When the name change becomes effective, all references in any current prospectus, prospectus supplement or statement of additional information to "The Equitable Life Assurance Society of the United States" will become references to "AXA Equitable Life Insurance Company." Accordingly, all references to "Equitable Life" or "Equitable" will become references to "AXA Equitable."


                                     SAI-17

--------------------------------------------------------------------------------

OUR MANAGEMENT

We are managed by a Board of Directors which is elected by our shareholder(s). Our directors and certain of our executive officers and their principal occupations are as follows. Unless otherwise indicated, the following persons have been involved in the management of Equitable and/or its affiliates in various executive positions during the last five years.

DIRECTORS
NAME                     AGE  PRINCIPAL OCCUPATION
----------------------- ----- --------------------------------------------------------------------
Henri de Castries       49    Chairman of the Board, AXA Financial, Inc.; Chairman of the
                              Management Board of AXA; prior thereto, CEO, AXA.
Claus-Michael Dill      50    Chairman of the Management Board of AXA Konzern AG; prior
                              thereto, member of the Holding Management Board of
                              Gerling-Konzern in Cologne.
Joseph L. Dionne        70    Retired Chairman and Chief Executive Officer, The McGraw-Hill
                              Companies.
Denis Duverne           50    Executive Vice President, AXA; Member, AXA Executive
                              Committee; prior thereto, Member of the AXA Management
                              Board and Chief Financial Officer.
Jean-Rene Fourtou       64    Chairman and Chief Executive Officer, Vivendi Universal and Vice
                              Chairman of the Supervisory Board, Aventis; prior thereto,
                              Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.
Donald J. Greene        70    Counsel, LeBoeuf, Lamb, Greene & MacRae; prior thereto, Of
                              Counsel and Partner of the firm.
Mary (Nina) Henderson   53    Retired Corporate Vice President, Core Business Development of
                              Bestfoods (formerly CPC International, Inc.); prior thereto, Vice
                              President and President, Bestfoods Grocery.
W. Edwin Jarmain        65    President, Jarmain Group Inc.
Peter J. Tobin          60    Special Assistant to the President, St. John's University; prior thereto, Dean, Peter J. Tobin College of Business, St. John's
                              University; prior thereto, Chief Financial Officer, Chase Manhattan
                              Corp.
Bruce W. Calvert        57    Chairman, Alliance Capital Management Corporation, Former
                              Chief Executive Officer.
John C. Graves          40    President and Chief Operating Officer, Graves Ventures, LLC.
                              Chief of Staff, Earl G. Graves, Ltd. and President of Black
                              Enterprise Unlimited.
James F. Higgins        56    Senior Advisor, Morgan Stanley. Prior thereto, President and Chief
                              Operating Officer -- Individual Investor Group, Morgan Stanley
                              Dean Witter.
Christina Johnson       53    Former President and Chief Executive Officer, Saks Fifth Avenue
                              Enterprises. Prior thereto, President and CEO, Saks Fifth Avenue.
Scott D. Miller         51    Vice Chairman, Hyatt Hotels Corporation; prior thereto, President,
                              Hyatt Hotels Corporation; Executive Vice President, Hyatt
                              Development Corporation.
Joseph H. Moglia        54    Chief Executive Officer, Ameritrade Holding Corporation; prior thereto, Senior Vice President, Merrill Lynch & Co., Inc.

                                     SAI-18

--------------------------------------------------------------------------------


DIRECTORS
NAME                      AGE  PRINCIPAL OCCUPATION
------------------------ ----- -----------------------------------------------------------------
Christopher M. Condron   56    Director, Chairman of the Board, President and Chief Executive
                               Officer, Equitable Life and AXA Financial Services, LLC;
                               Director, President and Chief Executive Officer, AXA Financial,
                               Inc., Director, Chairman of the Board, President and Chief
                               Executive Officer, The Equitable of Colorado, Inc. and AXA
                               Distribution Holding Company; prior thereto, President and Chief
                               Operating Officer, Mellon Financial Corporation and Chairman
                               and Chief Executive Officer, Dreyfus Corp.
Stanley B. Tulin         54    Vice Chairman of the Board and Chief Financial Officer of
                               Equitable Life, AXA Financial, Inc. and AXA Financial Services,
                               LLC; Executive Vice President and Member of the Executive
                               Committee of AXA; prior thereto, Chairman of the Insurance
                               Consulting and Actuarial Practice of Coopers & Lybrand, L.L.P.


OTHER OFFICERS NAME    AGE  PRINCIPAL OCCUPATION
--------------------- ----- ------------------------------------------------------------------
Leon B. Billis        57    Executive Vice President and AXA Group Deputy Chief
                            Information Officer, Equitable Life and AXA Financial Services,
                            LLC; Director, Chief Executive Officer and President of AXA
                            Technology Services of America, Inc.
Harvey Blitz          58    Senior Vice President, Equitable Life, AXA Financial, Inc. and
                            AXA Financial Services, LLC; Director and Executive Vice
                            President, AXA Advisors, LLC.
Kevin R. Byrne        48    Senior Vice President and Treasurer, Equitable Life, AXA
                            Financial, Inc., AXA Financial Services, LLC and The Equitable of
                            Colorado, Inc.
Judy A. Faucett       55    Senior Vice President of Equitable Life and AXA Financial
                            Services, LLC.
Alvin H. Fenichel     59    Senior Vice President and Controller of Equitable Life, AXA
                            Financial, Inc. and AXA Financial Services, LLC.
Paul J. Flora         57    Senior Vice President and Auditor of Equitable Life, AXA
                            Financial, Inc. and AXA Financial Services, LLC.
Donald R. Kaplan      49    Senior Vice President, Chief Compliance Officer and Associate
                            General Counsel of Equitable Life and AXA Financial Services,
                            LLC.
Peter D. Noris        48    Executive Vice President and Chief Investment Officer of
                            Equitable Life, AXA Financial, Inc. and AXA Financial Services,
                            LLC; Chairman and Trustee of EQ Advisors Trust; Executive Vice
                            President and Chief Investment Officer of The Equitable of
                            Colorado, Inc.
Anthony C. Pasquale   56    Senior Vice President of Equitable Life and AXA Financial
                            Services, LLC.
Pauline Sherman       60    Senior Vice President, Secretary and Associate General Counsel of
                            Equitable Life, AXA Financial, Inc., AXA Financial Services,
                            LLC; and The Equitable of Colorado, Inc.
Richard V. Silver     48    Executive Vice President and General Counsel, Equitable Life,
                            AXA Financial, Inc., AXA Financial Services, LLC and The
                            Equitable of Colorado, Inc.; Director, AXA Advisors, LLC.
Jennifer L. Blevins   46    Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; prior thereto, Senior Vice President and Managing
                            Director, Worldwide Human Resources, Chubb and Son, Inc.

                                     SAI-19

--------------------------------------------------------------------------------


OTHER OFFICERS NAME    AGE  PRINCIPAL OCCUPATION
--------------------- ----- --------------------------------------------------------------------
Mary Beth Farrell     46    Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; prior thereto, Controller and Senior Vice President,
                            GreenPoint Financial/GreenPoint Bank.
Stuart L. Faust       51    Senior Vice President and Deputy General Counsel, Equitable
                            Life, AXA Financial, Inc. and AXA Financial Services, LLC.
William I. Levine     60    Executive Vice President and Chief Information Officer, Equitable
                            Life and AXA Financial Services, LLC; prior thereto, Senior Vice
                            President, Paine Webber.
Deanna M. Mulligan    40    Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; prior thereto, Principal, McKinsey and Company,
                            Inc.
Jerald E. Hampton     49    Executive Vice President, Equitable Life and AXA Financial
                            Services, LLC; Director and Vice Chairman of the Board, AXA
                            Advisors, LLC; Director, Chairman and CEO, AXA Network,
                            LLC; Director and Chairman of the Board of AXA Distributors,
                            LLC; prior thereto, Executive Vice President and Director of the
                            Private Client Financial Services Division, Salomon Smith Barney.
Charles A. Marino     45    Senior Vice President and Actuary, Equitable Life and AXA
                            Financial Services, LLC; prior thereto, Vice President of Equitable
                            Life.

                                     SAI-20

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Funds. The financial statements of Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered, as well as the charges against the accounts made in accordance with the terms of all other contracts participating in the respective separate accounts, if applicable.



Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66:
    Report of Independent Auditors -- PricewaterhouseCoopers LLP .........................   SAI-22
Separate Account No. 3 (Pooled) (The Alliance Mid Cap Growth Fund):
    Statement of Assets and Liabilities, December 31, 2003 ...............................   SAI-23
    Statement of Operations Year Ended December 31, 2003 .................................   SAI-24
    Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 ...   SAI-25
    Portfolio of Investments, December 31, 2001 ..........................................   SAI-26
Separate Account No. 4 (Pooled) (The Alliance Growth Equity Fund):
    Statement of Assets and Liabilities, December 31, 2003 ...............................   SAI-28
    Statement of Operations Year Ended December 31, 2003 .................................   SAI-29
    Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 ...   SAI-30
    Portfolio of Investments, December 31, 2003 ..........................................   SAI-31
Separate Account No. 10 (Pooled) (The Alliance Balanced Fund):
    Statement of Assets and Liabilities, December 31, 2003 ...............................   SAI-33
    Statement of Operations Year Ended December 31, 2003 .................................   SAI-34
    Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 ...   SAI-35
    Portfolio of Investments, December 31, 2003 ..........................................   SAI-36
Separate Account No. 66 (The EQ/Alliance Intermediate Government Securities, EQ/Alliance
 International, EQ/Technology, EQ/Bernstein Diversified Value, EQ/Calvert Socially
Responsible,
 EQ/Capital Guardian International, EQ/Capital Guardian Research, EQ/Capital Guardian U.S.
 Equity, EQ/Equity 500 Index, EQ/FI Small/Mid Cap Value, EQ/MFS Emerging Growth Companies,
 EQ/Small Company Index ):
    Statements of Assets and Liabilities, December 31, 2003 ..............................   SAI-45
    Statements of Operations Year Ended December 31, 2003 ................................   SAI-48
    Statements of Changes in Net Assets for the Years Ended December 31, 2003 and 2002 ...   SAI-51
Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), and 66:
    Notes to Financial Statements ........................................................   SAI-55
The Equitable Life Assurance Society of the United States:
    Report of Independent Auditors -- PricewaterhouseCoopers LLP .........................      F-1
    Consolidated Balance Sheets, December 31, 2003 .......................................      F-2
    Consolidated Statements of Earnings Years Ended December 31, 2003, 2002 and 2001 .....      F-3
    Consolidated Statement of Shareholder's Equity and Comprehensive Income Years Ended
      December 31, 2003, 2002 and 2001 ...................................................      F-4
    Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002
      and 2001 ...........................................................................      F-5
    Notes to Consolidated Financial Statements ...........................................      F-7



                                     SAI-21

--------------------------------------------------------------------------------

                         Report of Independent Auditors


To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account Nos. 3, 4, 10 and 66 of the Equitable Life Assurance Society of the United States

In our opinion, the accompanying statements of assets and liabilities, including the portfolios of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account Nos. 3 (Pooled) (The Alliance Mid Cap Growth Fund), 4 (Pooled) (The Alliance Growth Equity Fund), 10 (Pooled) (The Alliance Balanced Fund) and 66 of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2003, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004

                                     SAI-22

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
(The Alliance Mid Cap Growth Fund)
of The Equitable Life Assurance Society of the United States

Statement of Assets and Liabilities
December 31, 2003
--------------------------------------------------------------------------------

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $85,907,893).........  $108,957,191
Cash ..................................................     1,195,556
Receivable for investment securities sold .............       542,293
Dividends receivable ..................................        10,356
---------------------------------------------------------------------
Total assets ..........................................   110,705,396
---------------------------------------------------------------------
Liabilities:
Due to Equitable Life's General Account ...............       354,609
Payable for investment securities purchased ...........       801,179
Accrued expenses ......................................        78,938
---------------------------------------------------------------------
Total liabilities .....................................     1,234,726
---------------------------------------------------------------------
Net Assets ............................................  $109,470,670
=====================================================================


                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............         3,704       $ 21,289.52
RIA .......................        53,514            202.90
Momentum Strategy .........         9,125             75.69
MRP .......................       427,830             44.47
EPP .......................           125            202.90

The accompanying notes are an integral part of these financial statements.

                                     SAI-23

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
(The Alliance Mid Cap Growth Fund)
of The Equitable Life Assurance Society of the United States

Statement of Operations
Year Ended December 31, 2003

Investment Income (Note 2):
Dividends ..............................................................   $   248,004
Interest ...............................................................           997
--------------------------------------------------------------------------------------
Total investment income ................................................       249,001
--------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................      (132,768)
Operating and expense charges ..........................................      (213,263)
---------------------------------------------------------------------------------------
Total expenses .........................................................      (346,031)
---------------------------------------------------------------------------------------
Net investment loss ....................................................       (97,030)
---------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized gain from security and foreign currency transactions ..........    23,418,411
Change in unrealized appreciation /depreciation of investments .........    25,253,528
---------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................    48,671,939
---------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..................   $48,574,909
=======================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-24

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
(The Alliance Mid Cap Growth Fund)
of The Equitable Life Assurance Society of the United States

Statements of Changes in Net Assets

                                                                                               Year Ended December 31,
                                                                                                  2003             2002
                                                                                          ---------------- ----------------
Increase (Decrease) in Net Assets:
>From Operations:
Net investment loss .....................................................................  $     (97,030)   $    (170,821)
Net realized gain (loss) on investments and foreign currency transactions ...............     23,418,411      (16,529,166)
Change in unrealized appreciation/depreciation of investments ...........................     25,253,528      (12,953,026)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations ........................     48,574,909      (29,653,013)
--------------------------------------------------------------------------------------------------------------------------
>From Contributions and Withdrawals:
Contributions ...........................................................................     29,058,327       91,333,641
Withdrawals .............................................................................    (38,923,606)     (72,694,551)
Asset management fees ...................................................................       (173,933)        (212,326)
Administrative fees .....................................................................       (100,735)        (140,077)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....    (10,139,947)      18,286,687
-------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets .......................................................     38,434,962      (11,366,326)
-------------------------------------------------------------------------------------------------------------------------
Net Assets -- Beginning of Year .........................................................     71,035,708       82,402,034
-------------------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ...............................................................  $ 109,470,670    $  71,035,708
=========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-25

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)
(The Alliance Mid Cap Growth Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003




                                                   Number of            Value
                                                     Shares            (Note 2)
                                              ------------------- -----------------
COMMON STOCKS:
AEROSPACE & DEFENSE (2.6%)
Aerospace (2.6%)
Northrop Grumman Corp. ......................   30,340            $2,900,504
                                                                  ----------
BASIC INDUSTRIES (1.5%)
Paper & Forest Products (1.5%)
Smurfit-Stone Container Corp. * .............   90,230             1,675,571
                                                                  ----------
CAPITAL GOODS (4.0%)
Electrical Equipment (2.4%)
Alliant Techsystems, Inc. * .................   45,565             2,631,835
                                                                  ----------
Miscellaneous (1.6%)
Shaw Group, Inc. * ..........................  124,710             1,698,550
                                                                  ----------
                                                                   4,330,385
                                                                  ----------
CONSUMER MANUFACTURING (2.9%)
Building & Related (2.9%)
D. R. Horton, Inc. ..........................   47,970             2,075,182
Lennar Corp. (Class A) ......................   10,920             1,048,320
                                                                  ----------
                                                                   3,123,502
                                                                  ----------
CONSUMER SERVICES (13.9%)
Airlines (1.2%)
Southwest Airlines Co. ......................   83,610             1,349,465
                                                                  ----------
Broadcasting & Cable (1.7%)
XM Satellite Radio Holdings, Inc. * .........   71,600             1,887,376
                                                                  ----------
Cellular Communications (5.6%)
Nextel Partners, Inc. * .....................   43,600               586,420
Sprint Corp. (PCS Group) * ..................  990,120             5,564,474
                                                                  ----------
                                                                   6,150,894
                                                                  ----------
Gaming (1.2%)
Wynn Resorts Ltd. * .........................   46,760             1,309,748
                                                                  ----------
Restaurants & Lodging (1.0%)
Starbucks Corporation * .....................   33,960             1,122,718
                                                                  ----------
Retail-General Merchandise
    (3.2%)
Amazon.com, Inc. * ..........................   29,800             1,568,672
Tiffany & Co. ...............................   42,400             1,916,480
                                                                  ----------
                                                                   3,485,152
                                                                  ----------
                                                                  15,305,353
                                                                  ----------
CONSUMER STAPLES (0.9%)
Retail-Food & Drug (0.9%)
Whole Foods Market, Inc. * ..................   15,110             1,014,334
                                                                  ----------
ENERGY (10.2%)
Domestic Producers (3.3%)
Apache Corp. ................................   26,350             2,136,985
Noble Energy, Inc. ..........................   34,370             1,527,059
                                                                  ----------
                                                                   3,664,044
                                                                  ----------


                                                   Number of            Value
                                                     Shares            (Note 2)
                                              ------------------- -----------------
Oil Service (4.1%)
BJ Services Co. * ...........................  87,560             $3,143,404
FMC Technologies, Inc. * ....................  57,250              1,333,925
                                                                  ----------
                                                                   4,477,329
                                                                  ----------
Miscellaneous (2.8%)
Evergreen Resources, Inc. * .................  40,360              1,312,104
Valero Energy Corp. .........................  36,800              1,705,312
                                                                  ----------
                                                                   3,017,416
                                                                  ----------
                                                                  11,158,789
                                                                  ----------
FINANCE (4.6%)
Banking-Money Center (1.0%)
SLM Corp. ...................................  30,180              1,137,182
                                                                  ----------
Brokerage & Money
    Management (2.2%)
Ameritrade Holding Corp.
    (Class A) * .............................  90,550              1,274,039
Legg Mason, Inc. ............................  14,290              1,102,902
                                                                  ----------
                                                                   2,376,941
                                                                  ----------
Miscellaneous (1.4%)
Providian Financial Corp. * ................. 130,030              1,513,549
                                                                  ----------
                                                                   5,027,672
                                                                  ----------
HEALTH CARE (17.1%)
Biotechnology (13.6%)
Affymetrix, Inc. * .......................... 113,460              2,792,251
Applera Corp. * ............................. 120,600              1,677,546
Applied Biosystems Group-Applera
    Corp. ................................... 163,030              3,376,351
Biogen Idec, Inc. * .........................  56,570              2,080,645
Compugen Ltd. * ............................. 221,110              1,116,606
Gilead Sciences, Inc. * .....................  26,190              1,522,687
Millennium Pharmaceuticals, Inc. * .......... 126,050              2,353,353
                                                                  ----------
                                                                  14,919,439
                                                                  ----------
Medical Services (1.3%)
Cepheid, Inc. * ............................. 147,880              1,416,690
                                                                  ----------
Medical Products (2.2%)
Cerus Corp. * ............................... 269,260              1,222,440
Zimmer Holdings, Inc. * .....................  16,450              1,158,080
                                                                  ----------
                                                                   2,380,520
                                                                  ----------
                                                                  18,716,649
                                                                  ----------
TECHNOLOGY (41.8%)
Communication
    Equipment (6.7%)
Corning, Inc. * ............................. 192,720              2,010,070
JDS Uniphase Corp. * ........................ 328,490              1,198,988
Juniper Networks, Inc. * .................... 193,760              3,619,437
3Com Corp. * ................................  66,460                542,978
                                                                  ----------
                                                                   7,371,473
                                                                  ----------

                                     SAI-26

--------------------------------------------------------------------------------
Separate Account No. 3 (Pooled)

(The Alliance Mid Cap Growth Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Concluded)




                                               Number of            Value
                                                 Shares            (Note 2)
                                          ------------------- -----------------
Computer Peripherals (2.7%)
Network Appliance, Inc. * ............... 142,230             $  2,919,982
                                                              ------------
Internet Infrastructure (1.5%)
eBay, Inc. * ............................  26,106                1,686,187
                                                              ------------
Internet Media (3.1%)
Equinix, Inc. * .........................   9,900                  279,180
RealNetworks, Inc. * .................... 177,050                1,010,956
SINA Corp. * ............................  15,950                  538,312
Yahoo!, Inc. * ..........................  34,516                1,559,088
                                                              ------------
                                                                 3,387,536
                                                              ------------
Semiconductor Capital
    Equipment (1.9%)
KLA-Tencor Corp. * ......................  35,300                2,071,051
                                                              ------------
Semiconductor
    Components (11.7%)
Broadcom Corp. * ........................  56,030                1,910,063
Marvell Technology Group Ltd. * .........  32,700                1,240,311
Micron Technology, Inc. * ............... 324,440                4,370,207
Nvidia Corp. * .......................... 135,910                3,159,907
Silicon Laboratories, Inc. * ............  50,370                2,176,991
                                                              ------------
                                                                12,857,479
                                                              ------------


                                               Number of            Value
                                                 Shares            (Note 2)
                                          ------------------- -----------------
Software (14.2%)
BEA Systems, Inc. * ..................... 182,060             $  2,239,338
CNET Networks, Inc. * ................... 218,100                1,487,442
Electronic Arts, Inc. * .................  25,668                1,226,417
Intuit, Inc. * ..........................  41,739                2,208,410
NetScreen Technologies, Inc. * .......... 105,780                2,618,055
PeopleSoft, Inc. * ...................... 181,940                4,148,232
Red Hat, Inc. * .........................  79,000                1,482,830
                                                              ------------
                                                                15,410,724
                                                              ------------
                                                                45,704,432
                                                              ------------
TOTAL COMMON STOCKS (99.5%)
   (Cost $85,907,893)....................                      108,957,191
                                                              ------------
TOTAL INVESTMENTS (99.5%)
   (Cost $85,907,893)....................                      108,957,191
OTHER ASSETS LESS
    LIABILITIES (0.5%) ..................                          513,479
                                                              ------------
NET ASSETS (100.0%) .....................                     $109,470,670
                                                              ============

-------------------------
*    Non-income producing security.

The accompanying notes are an integral part of these financial statements.


                                     SAI-27

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
(The Alliance Growth Equity Fund)
of The Equitable Life Assurance Society of the United States

Statement of Assets and Liabilities
December 31, 2003

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $544,355,567)...........................  $688,441,577
 Short-term debt securities -- at value (amortized cost: $2,899,903) .....     2,899,903
Cash .....................................................................        28,861
Interest and dividends receivable ........................................       173,513
----------------------------------------------------------------------------------------
Total assets .............................................................   691,543,854
----------------------------------------------------------------------------------------
Liabilities:
Due to Equitable Life's General Account ..................................     1,479,136
Due to custodian .........................................................       158,346
Accrued expenses .........................................................       634,709
----------------------------------------------------------------------------------------
Total liabilities ........................................................     2,272,191
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $689,271,663
========================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............  $  1,900,151
Net assets attributable to contract owners ...............................   650,055,629
Net assets allocated to contracts in payout period .......................    37,315,883
----------------------------------------------------------------------------------------
Net Assets ...............................................................  $689,271,663
========================================================================================


                             Units Outstanding    Unit Values
                            ------------------- --------------
Institutional .............        57,451       $ 6,324.43
RIA .......................        38,302           602.90
Momentum Strategy .........         5,481            79.38
MRP .......................       153,077           251.02
ADA .......................       827,037           302.18
EPP .......................        22,647           617.58

The accompanying notes are an integral part of these financial statements.

                                     SAI-28

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
(The Alliance Growth Equity Fund)
of The Equitable Life Assurance Society of the United States

Statement of Operations
Year Ended December 31, 2003

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $2,550).....................  $   2,841,875
Interest ...............................................................         31,716
----------------------------------------------------------------------------------------
Total investment income ................................................      2,873,591
----------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees .............................................     (1,133,660)
Operating and expense charges ..........................................     (2,010,575)
----------------------------------------------------------------------------------------
Total expenses .........................................................     (3,144,235)
----------------------------------------------------------------------------------------
Net investment loss ....................................................       (270,644)
----------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized loss from security and foreign currency transactions ..........    (17,379,109)
Change in unrealized appreciation /depreciation of investments .........    208,381,402
----------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................    191,002,293
----------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations ..................  $ 190,731,649
=======================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-29

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)

(The Alliance Growth Equity Fund)
of The Equitable Life Assurance Society of the United States

Statements of Changes in Net Assets

                                                                                    Year Ended December 31,
                                                                                       2003             2002
                                                                               ---------------- -----------------
Increase (Decrease) in Net Assets:
>From Operations:
Net investment loss ..........................................................  $     (270,644)  $     (702,786)
Net realized loss on investments and foreign currency transactions ...........     (17,379,109)    (232,393,293)
Change in unrealized appreciation/depreciation of investments ................     208,381,402          (71,538)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............     190,731,649     (233,167,617)
---------------------------------------------------------------------------------------------------------------
>From Contributions and Withdrawals:
Contributions ................................................................      93,626,844      115,415,532
Withdrawals ..................................................................    (129,176,442)    (240,773,263)
Asset management fees ........................................................      (1,011,672)      (1,363,796)
Administrative fees ..........................................................        (434,123)        (629,647)
---------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....     (36,995,393)    (127,351,174)
---------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....          11,716           19,350
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ............................................     153,747,972     (360,499,441)
Net Assets -- Beginning of Year ..............................................     535,523,691      896,023,132
---------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ....................................................  $  689,271,663   $  535,523,691
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-30

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
(The Alliance Growth Equity Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003




                                              Number of            Value
                                                Shares            (Note 2)
                                         ------------------- -----------------
COMMON STOCKS:
AEROSPACE & DEFENSE (0.5%)
Defense Electronics (0.5%)
L-3 Communications
    Holdings, Inc. * ...................      71,800         $ 3,687,648
                                                             -----------
CAPITAL GOODS (0.9%)
Engineering & Construction (0.9%)
Jacobs Engineering Group, Inc. * .......     129,100           6,198,091
                                                             -----------
CONSUMER MANUFACTURING (14.9%)
Building & Related (5.5%)
Centex Corp. ...........................     106,300          11,443,195
D. R. Horton, Inc. .....................     212,300           9,184,098
Lennar Corp. (Class A) .................     112,600          10,809,600
NVR, Inc. * ............................      14,500           6,757,000
                                                             -----------
                                                              38,193,893
                                                             -----------
CONSUMER SERVICES (14.9%)
Broadcasting & Cable (2.3%)
Comcast Corp. SPL (Class A) * ..........     518,300          16,212,424
                                                             -----------
Entertainment & Leisure (3.0%)
Harley-Davidson, Inc. ..................     440,600          20,941,718
                                                             -----------
Retail-General Merchandise (3.2%)
Bed Bath & Beyond, Inc. * ..............     249,000          10,794,150
Lowe's Companies, Inc. .................     142,300           7,881,997
Tiffany & Co. ..........................      65,300           2,951,560
                                                             -----------
                                                              21,627,707
                                                             -----------
Miscellaneous (6.4%)
Apollo Group, Inc. * ...................      21,300           1,448,400
Career Education Corp. * ...............     460,600          18,456,242
CDW Corp. ..............................     130,700           7,549,232
Education Management Corp. * ...........     119,600           3,712,384
Iron Mountain, Inc. * ..................     252,600           9,987,804
Strayer Education, Inc. ................      26,400           2,873,112
                                                             -----------
                                                              44,027,174
                                                             -----------
                                                             102,809,023
                                                             -----------
ENERGY (1.2%)
Domestic Producers (1.2%)
Apache Corp. ...........................      97,180           7,881,298
                                                             -----------
FINANCE (24.1%)
Brokerage & Money
    Management (9.4%)
Goldman Sachs Group, Inc. ..............     130,700          12,904,011
Legg Mason, Inc. .......................     399,700          30,848,846
Merrill Lynch & Co., Inc. ..............     152,300           8,932,395
Morgan Stanley DeanWitter & Co. ........     206,700          11,961,729
                                                             -----------
                                                              64,646,981
                                                             -----------


                                              Number of            Value
                                                Shares            (Note 2)
                                         ------------------- -----------------
Insurance (5.1%)
American International Group, Inc. .....     377,900         $25,047,212
Everest Re Group Ltd. ..................     122,400          10,355,040
                                                             -----------
                                                              35,402,252
                                                             -----------
Miscellaneous (9.6%)
AMBAC Financial Group, Inc. ............     242,700          16,840,953
Citigroup, Inc. ........................     634,400          30,793,776
MBNA Corp. .............................     733,750          18,233,688
                                                             -----------
                                                              65,868,417
                                                             -----------
                                                             165,917,650
                                                             -----------
HEALTH CARE (21.8%)
Biotechnology (1.4%)
Cephalon, Inc. * .......................      69,600           3,369,336
Gilead Sciences, Inc. * ................     106,300           6,180,282
                                                             -----------
                                                               9,549,618
                                                             -----------
Drugs (5.3%)
Forest Laboratories, Inc. * ............     456,600          28,217,880
Teva Pharmaceutical Industries Ltd......     140,200           7,950,742
                                                             -----------
                                                              36,168,622
                                                             -----------
Medical Products (5.2%)
Alcon, Inc. ............................      95,100           5,757,354
Patterson Dental Company * .............     104,700           6,717,552
St. Jude Medical, Inc. * ...............      43,300           2,656,455
Stryker Corp. ..........................     219,700          18,676,697
Zimmer Holdings, Inc. * ................      29,100           2,048,640
                                                             -----------
                                                              35,856,698
                                                             -----------
Medical Services (9.9%)
Anthem, Inc. * .........................      90,700           6,802,500
Caremark Rx, Inc. * ....................     174,900           4,430,217
Express Scripts, Inc. * ................     268,900          17,863,027
Health Management Associates, Inc.
    (Class A) ..........................     511,500          12,276,000
Stericycle, Inc. * .....................     152,600           7,126,420
Wellpoint Health Networks, Inc. * ......     207,600          20,135,124
                                                             -----------
                                                              68,633,288
                                                             -----------
                                                             150,208,226
                                                             -----------
MULTI-INDUSTRY COMPANIES (1.3%)
Danaher Corp. ..........................      97,200           8,918,100
                                                             -----------
TECHNOLOGY (29.7%)
Communication Equipment (4.5%)
Cisco Systems, Inc. * ..................     372,180           9,040,252
Juniper Networks, Inc. * ...............   1,177,600          21,997,568
                                                             -----------
                                                              31,037,820
                                                             -----------
Computer Hardware/Storage (3.0%)
Dell, Inc. * ...........................     611,600          20,769,936
                                                             -----------

                                     SAI-31

--------------------------------------------------------------------------------
Separate Account No. 4 (Pooled)
(The Alliance Growth Equity Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Concluded)


                                           Number of      Value
                                            Shares      (Note 2)
                                          ---------- --------------
Computer Services (0.5%)
Affiliated Computer Services, Inc.
    (Class A) * .........................  57,450    $ 3,128,727
                                                     -----------
Internet Infrastructure (3.6%)
eBay, Inc. * ............................ 384,800     24,854,232
                                                     -----------
Semiconductor Components (7.4%)
Broadcom Corp. * ........................ 440,200     15,006,418
Intel Corp. .............................  84,000      2,704,800
Linear Technology Corp. ................. 201,600      8,481,312
Marvell Technology Group Ltd. * ......... 502,820     19,071,962
Maxim Integrated Products, Inc. ......... 109,800      5,468,040
                                                     -----------
                                                      50,732,532
                                                     -----------
Software (8.9%)
Electronic Arts, Inc. * ................. 231,750     11,073,015
Intuit, Inc. * .......................... 127,500      6,746,025
Mercury Interactive Corp. * ............. 204,250      9,934,720
Symantec Corp. * ........................ 406,800     14,095,620
Veritas Software Corp. * ................ 541,100     20,107,276
                                                     -----------
                                                      61,956,656
                                                     -----------
Miscellaneous (1.8%)
Amphenol Corp. (Class A) * .............. 126,500      8,087,145
Tektronix, Inc. ......................... 128,500      4,060,600
                                                     -----------
                                                      12,147,745
                                                     -----------
                                                     204,627,648
                                                     -----------
TOTAL COMMON STOCKS (99.9%)
   (Cost $544,355,567)...................            688,441,577
                                                     -----------



                                          Principal        Value
                                            Amount        Note (2)
                                        ------------- ---------------
SHORT-TERM DEBT SECURITIES:
U. S. GOVERNMENT AGENCY (0.4%)
Federal Home Loan Bank
   0.60%, 1/02/04 ..................... $2,900,000     $  2,899,903
                                                       ------------
TOTAL SHORT-TERM DEBT
    SECURITIES (0.4%)
   (Amortized Cost $2,899,903).........                   2,899,903
                                                       ------------
TOTAL INVESTMENTS (100.3%)
   (Cost/Amortized Cost
     $547,255,470).....................                 691,341,480
OTHER ASSETS LESS
    LIABILITIES (-0.3%) ...............                  (2,069,817)
                                                       ------------
NET ASSETS (100.0%) ...................                $689,271,663
                                                       ============

-------------------------
*    Non-income producing security.

The accompanying notes are an integral part of these financial statements.


                                     SAI-32

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States

Statement of Assets and Liabilities
December 31, 2003

Assets:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $48,029,780) ............................  $ 54,079,879
 Preferred stocks -- at value (cost: $131,167) ............................       194,412
 Long-term debt securities -- at value (amortized cost: $31,477,578) ......    32,016,940
 Short-term debt securities -- at value (amortized cost: $11,599,613) .....    11,599,613
Cash ......................................................................       434,131
Receivable for investment securities sold .................................     1,547,516
Interest receivable .......................................................       258,529
Dividends and other receivable ............................................        61,703
-----------------------------------------------------------------------------------------
Total assets ..............................................................   100,192,723
-----------------------------------------------------------------------------------------
Liabilities:
Payable for investment securities purchased ...............................    10,968,372
Due to Equitable Life's General Account ...................................       175,064
Accrued expenses ..........................................................       127,352
---------------------------------------------------------------------------  ------------
Total liabilities .........................................................    11,270,788
---------------------------------------------------------------------------  ------------
Net Assets ................................................................  $ 88,921,935
===========================================================================  ============


                             Units Outstanding    Unit Values
                            ------------------- ---------------
Institutional .............           347       $ 17,388.93
RIA .......................       240,690            165.70
Momentum Strategy .........        20,714            116.51
MRP .......................       790,375             41.83
EPP .......................        44,149            169.74

The accompanying notes are an integral part of these financial statements.

                                     SAI-33

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States

Statement of Operations
Year Ended December 31, 2003

Investment Income (Note 2):
Dividends (net of foreign taxes withheld of $25,803)...................   $   819,063
Interest ..............................................................     1,050,068
-------------------------------------------------------------------------------------
Total investment income ...............................................     1,869,131
-------------------------------------------------------------------------------------
Expenses (Note 5):
Investment management fees ............................................      (360,223)
Operating and expense charges .........................................      (499,658)
-------------------------------------------------------------------------------------
Total expenses ........................................................      (859,881)
-------------------------------------------------------------------------------------
Net investment income .................................................     1,009,250
-------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on Investments (Note 2):
Realized loss from security and foreign currency transactions .........      (549,738)
Change in unrealized appreciation/depreciation of investments .........    12,591,550
-------------------------------------------------------------------------------------
Net realized and unrealized gain on investments .......................    12,041,812
-------------------------------------------------------------------------------------
Net Increase in Net Assets Attributable to Operations .................   $13,051,062
=====================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-34

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States

Statements of Changes in Net Assets

                                                                                              Year Ended December 31,
                                                                                                  2003             2002
                                                                                          ---------------- ---------------
Increase (Decrease) in Net Assets:
>From Operations:
Net investment income ...................................................................  $   1,009,250    $   1,272,275
Net realized loss on investments and foreign currency transactions ......................       (549,738)      (2,698,068)
Change in unrealized appreciation/depreciation of investments ...........................     12,591,550       (5,272,377)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations ........................     13,051,062       (6,698,170)
-------------------------------------------------------------------------------------------------------------------------
>From Contributions and Withdrawals:
Contributions ...........................................................................     11,520,355       38,613,788
Withdrawals .............................................................................    (16,362,710)     (24,507,295)
Asset management fees ...................................................................        (39,862)        (143,661)
Administrative fees .....................................................................       (359,780)        (369,974)
-------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to contributions and withdrawals .....     (5,241,997)      13,592,858
-------------------------------------------------------------------------------------------------------------------------
Increase in Net Assets ..................................................................      7,809,065        6,894,688
Net Assets -- Beginning of Year .........................................................     81,112,870       74,218,182
-------------------------------------------------------------------------------------------------------------------------
Net Assets -- End of Year ...............................................................  $  88,921,935    $  81,112,870
=========================================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-35

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003




                                                   Number of            Value
                                                     Shares            (Note 2)
                                              ------------------- -----------------
COMMON STOCKS:
AEROSPACE & DEFENSE (0.3%)
Aerospace (0.3%)
Lockheed Martin Corp. .......................     5,700           $ 292,980
                                                                  ---------
BASIC INDUSTRIES (0.9%)
Chemicals (0.7%)
Du Pont (E.I.) de Nemours & Co. .............     5,000             229,450
Monsanto Co. ................................       832              23,945
Praxair, Inc. ...............................    10,600             404,920
Syngenta AG .................................        57               3,837
                                                                  ---------
                                                                    662,152
                                                                  ---------
Mining & Metals (0.1%)
BHP Billiton PLC ............................    8,500               74,044
                                                                  ---------
Miscellaneous (0.1%)
JRS Corp. ...................................    3,000               67,065
                                                                  ---------
                                                                    803,261
                                                                  ---------
CAPITAL GOODS (3.9%)
Electrical Equipment (0.7%)
Funai Electric Co. Ltd. .....................    1,300              178,494
Johnson Controls, Inc. ......................    2,400              278,688
Johnson Electric Holdings Ltd. ..............   63,200               80,590
Schneider Electric SA .......................    1,755              114,762
                                                                  ---------
                                                                    652,534
                                                                  ---------
Machinery (0.5%)
Atlas Copco AB * ............................    1,400               50,120
Parker-Hannifin Corp. .......................    3,700              220,150
SMC Corp. ...................................    1,200              149,419
                                                                  ---------
                                                                    419,689
                                                                  ---------
Miscellaneous (2.7%)
General Electric Co. ........................   48,100            1,490,138
Nitto Denko Corp. ...........................    4,800              255,379
United Technologies Corp. ...................    6,400              606,528
                                                                  ---------
                                                                  2,352,045
                                                                  ---------
                                                                  3,424,268
                                                                  ---------
CONSUMER MANUFACTURING (1.4%)
Auto & Related (0.6%)
Bayerische Motoren Werke AG .................    3,013              140,271
Magna International, Inc. (Class A) .........    3,700              296,185
Nissan Motor Co. Ltd. .......................    8,500               97,111
                                                                  ---------
                                                                    533,567
                                                                  ---------
Building & Related (0.8%)
American Standard
    Companies, Inc. * .......................    4,100              412,870
CRH PLC .....................................   15,453              316,777
                                                                  ---------
                                                                    729,647
                                                                  ---------
                                                                  1,263,214
                                                                  ---------


                                                   Number of            Value
                                                     Shares            (Note 2)
                                              ------------------- -----------------
CONSUMER SERVICES (7.9%)
Advertising (0.1%)
WPP Group PLC ...............................    9,400            $  92,371
                                                                  ---------
Airlines (0.1%)
Continental Airlines, Inc. * ................    1,500               24,405
Southwest Airlines Co. ......................    6,400              103,296
                                                                  ---------
                                                                    127,701
                                                                  ---------
Broadcasting & Cable (1.5%)
Comcast Corp. (Class A) * ...................    5,814              191,106
Comcast Corp. SPL (Class A) * ...............   10,700              334,696
Time Warner, Inc. * .........................    3,700               66,563
Viacom, Inc. (Class B) ......................   12,040              534,335
Westwood One, Inc. * ........................    6,200              212,102
                                                                  ---------
                                                                  1,338,802
                                                                  ---------
Cellular Communications (0.7%)
America Movil SA de CV (Class A) ............    3,500               95,690
Sprint Corp. (PCS Group) * ..................   39,700              223,114
Vodafone Group PLC ..........................  114,774              283,755
                                                                  ---------
                                                                    602,559
                                                                  ---------
Entertainment & Leisure (1.3%)
Carnival Corp. ..............................    3,300              131,109
Carnival PLC. ...............................    8,164              328,625
Harley-Davidson, Inc. .......................    6,800              323,204
Royal Caribbean Cruises Ltd. ................    9,500              330,505
                                                                  ---------
                                                                  1,113,443
                                                                  ---------
Printing & Publishing (0.4%)
Gannett Co., Inc. ...........................    1,000               89,160
Tribune Co. .................................    5,100              263,160
                                                                  ---------
                                                                    352,320
                                                                  ---------
Restaurants & Lodging (0.2%)
Hilton Group PLC ............................   46,769              187,633
                                                                  ---------
Retail-General Merchandise (3.0%)
Bed Bath & Beyond, Inc. * ...................    8,100              351,135
Federated Department Stores, Inc. ...........    8,200              386,466
GUS PLC * ...................................   13,631              187,843
Home Depot, Inc. ............................    4,300              152,607
May Department Stores Co. ...................    4,000              116,280
Ross Stores, Inc. ...........................    7,800              206,154
Wal-Mart Stores, Inc. .......................   23,500            1,246,675
                                                                  ---------
                                                                  2,647,160
                                                                  ---------
Miscellaneous (0.6%)
Adecco SA ...................................    1,510               97,022
Cendant Corp. * .............................   15,400              342,958
Li & Fung Limited ...........................   74,000              126,769
                                                                  ---------
                                                                    566,749
                                                                  ---------
                                                                  7,028,738
                                                                  ---------

                                     SAI-36

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Continued)




                                                  Number of            Value
                                                    Shares            (Note 2)
                                             ------------------- -----------------
CONSUMER STAPLES (5.7%)
Beverages (1.5%)
Anheuser Busch Cos., Inc. ..................   7,100             $ 374,028
Coca Cola Co. ..............................   5,900               299,425
LVMH Moet Hennessy Louis
    Vuitton SA .............................   4,900               356,226
Pepsi Bottling Group, Inc. .................  11,000               265,980
Pepsico, Inc. ..............................   1,800                83,916
                                                                 ---------
                                                                 1,379,575
                                                                 ---------
Cosmetics (0.8%)
Avon Products, Inc. ........................   8,000                539,920
L'Oreal SA .................................   2,441                199,910
                                                                 ---------
                                                                   739,830
                                                                 ---------
Food (0.2%)
Del Monte Foods Co. * ......................   2,054                 21,362
Heinz (H. J.) Co. ..........................   4,600               167,578
J. M. Smucker Co. ..........................      96                 4,348
                                                                 ---------
                                                                   193,288
                                                                 ---------
Household Products (1.4%)
Colgate Palmolive Co. ......................   3,600               180,180
Procter & Gamble Co. .......................   7,300               729,124
Reckitt Benckiser PLC ......................  13,552               306,258
                                                                 ---------
                                                                 1,215,562
                                                                 ---------
Retail-Food & Drug (0.9%)
Safeway, Inc. * ............................  10,000               219,100
Tesco PLC ..................................  89,442               411,120
Walgreen Co. ...............................   4,800               174,624
                                                                 ---------
                                                                   804,844
                                                                 ---------
Tobacco (0.9%)
Altria Group, Inc. .........................  14,200               772,764
                                                                 ---------
                                                                 5,105,863
                                                                 ---------
ENERGY (3.8%)
Domestic Producers (0.2%)
Apache Corp. ...............................   2,500               202,750
                                                                 ---------
International (2.2%)
ChevronTexaco Corp. ........................   6,500               561,535
Eni Spa (ADR) ..............................   4,200               398,916
ExxonMobil Corp. ...........................  18,912               775,392
Talisman Energy, Inc. ......................   4,100               232,060
                                                                 ---------
                                                                 1,967,903
                                                                 ---------
Oil Service (0.9%)
Baker Hughes, Inc. .........................   6,600               212,256
Nabors, Industries Ltd. * ..................   4,100               170,150
Total SA ...................................   2,069               384,248
                                                                 ---------
                                                                   766,654
                                                                 ---------


                                                  Number of            Value
                                                    Shares            (Note 2)
                                             ------------------- -----------------
Miscellaneous (0.5%)
ConocoPhillips .............................  6,800              $ 445,876
Dynegy, Inc. (Class A) * ...................  3,300                 14,124
                                                                 ---------
                                                                   460,000
                                                                 ---------
                                                                 3,397,307
                                                                 ---------
FINANCE (13.5%)
Banking-Money Center (3.3%)
BNP Paribas SA .............................  7,215                453,800
Credit Suisse Group ........................ 10,302                376,760
HSBC Holdings PLC .......................... 19,838                311,270
JP Morgan Chase & Co. ...................... 14,385                528,361
Mitsubishi Tokyo
    Financial Group, Inc. ..................     26                202,884
SLM Corp. ..................................  5,900                222,312
Standard Chartered PLC ..................... 18,885                311,318
UBS AG .....................................  4,485                307,023
Wachovia Corp. .............................  5,600                260,904
                                                                 ---------
                                                                 2,974,632
                                                                 ---------
Banking-Regional (3.3%)
Bank of America Corp. ...................... 11,442                920,280
Bank One Corp. ............................. 13,532                616,924
FleetBoston Financial Corp. ................  5,200                226,980
KeyCorp .................................... 14,600                428,072
National City Corp. ........................ 10,100                342,794
Royal Bank of Scotland Group PLC ...........  7,297                214,921
Unicredito Italiano SPA * .................. 36,026                194,273
                                                                 ---------
                                                                 2,944,244
                                                                 ---------
Brokerage & Money
    Management (1.6%)
Franklin Resources, Inc. ...................  4,100                213,446
Lehman Brothers Holdings, Inc. .............  2,600                200,772
Merrill Lynch & Co., Inc. ..................  9,300                545,445
Morgan Stanley DeanWitter & Co. ............  4,800                277,776
Nomura Holdings, Inc. ...................... 10,000                170,346
                                                                 ---------
                                                                 1,407,785
                                                                 ---------
Insurance (2.2%)
Ace Ltd. ...................................  7,000                289,940
American International Group, Inc. ......... 14,200                941,176
Swiss Re-Registered ........................  3,115                210,218
Travelers Property Casualty Co.
    (Class A) .............................. 12,509                209,901
Travelers Property Casualty Co.
    (Class B) ..............................  1,662                 28,204
XL Capital Ltd. (Class A) ..................  3,100                240,405
                                                                 ---------
                                                                 1,919,844
                                                                 ---------
Miscellaneous (1.9%)
Citigroup, Inc. ............................ 28,132              1,365,527
MBNA Corp. ................................. 12,618                313,557
                                                                 ---------
                                                                 1,679,084
                                                                 ---------

                                     SAI-37

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Continued)




                                             Number of            Value
                                               Shares            (Note 2)
                                        ------------------- -----------------
Mortgage Banking (1.2%)
Fannie Mae ............................   7,100             $  532,926
Freddie Mac ...........................   3,000                174,960
Washington Mutual, Inc. ...............   8,500                341,020
                                                            ----------
                                                             1,048,906
                                                            ----------
Real Estate (0.0%)
MI Developments, Inc. (Class A) * .....   1,850                 51,652
                                                            ----------
                                                            12,026,147
                                                            ----------
HEALTH CARE (7.6%)
Biotechnology (0.6%)
Amgen, Inc. * .........................   7,000                432,600
Human Genome Sciences, Inc. * .........   8,100                107,325
                                                            ----------
                                                               539,925
                                                            ----------
Drugs (4.3%)
Allergan, Inc. ........................   2,500                192,025
Altana AG .............................   3,387                204,326
AstraZeneca Group PLC .................   8,176                391,135
Barr Pharmaceuticals, Inc. * ..........   2,500                192,375
Bristol Myers Squibb Co. ..............   8,600                245,960
Dr. Reddy's Laboratories Ltd. .........     700                 22,155
Merck & Co., Inc. .....................   6,400                295,680
Pfizer, Inc. ..........................  40,604              1,434,539
Sanofi-Synthelabo SA ..................   3,840                288,841
Takeda Chemical Industries ............   2,200                 87,273
Wyeth .................................  10,400                441,480
Yamanouchi Pharmaceutical Co. Ltd.          900                 27,974
                                                            ----------
                                                             3,823,763
                                                            ----------
Medical Products (1.7%)
Guidant Corp. .........................   4,300                258,860
Johnson & Johnson .....................  17,000                878,220
Smith & Nephew ........................  10,600                 88,695
Zimmer Holdings, Inc. * ...............   3,930                276,672
                                                            ----------
                                                             1,502,447
                                                            ----------
Medical Services (1.0%)
Anthem, Inc. * ........................   2,700                202,500
Caremark Rx, Inc. * ...................   7,200                182,376
Medco Health Solutions, Inc. * ........     771                 26,206
UnitedHealth Group, Inc. ..............   3,200                186,176
Wellpoint Health Networks, Inc. * .....   2,800                271,572
                                                            ----------
                                                               868,830
                                                            ----------
                                                             6,734,965
                                                            ----------
MULTI-INDUSTRY
    COMPANIES (0.4%)
Mitsubishi Corp. ......................  16,000                169,655
Siemens AG * ..........................   1,612                129,580
                                                            ----------
                                                               299,235
                                                            ----------


                                             Number of            Value
                                               Shares            (Note 2)
                                        ------------------- -----------------
TECHNOLOGY (12.5%)
Communication Equipment (2.3%)
Alcatel * ............................. 10,135              $  130,378
Avaya, Inc. * .........................     22                     285
Cisco Systems, Inc. * ................. 25,000                 607,250
Corning, Inc. * ....................... 21,700                 226,331
Juniper Networks, Inc. * .............. 27,200                 508,096
Lucent Technologies, Inc. * ........... 39,375                 111,825
Motorola, Inc. ........................ 25,200                 354,564
Nortel Networks Corp. * ...............  4,800                  20,304
QUALCOMM, Inc. ........................  1,600                  86,288
                                                            ----------
                                                             2,045,321
                                                            ----------
Computer Hardware/Storage (2.1%)
Agilent Technologies, Inc. * ..........  7,600                 222,224
Dell, Inc. * .......................... 18,700                 635,052
EMC Corp. * ...........................  6,400                  82,688
Hewlett-Packard Co. ................... 21,000                 482,370
International Business
    Machines Corp. ....................  4,300                 398,524
Sun Microsystems, Inc. * .............. 20,300                  91,147
                                                            ----------
                                                             1,912,005
                                                            ----------
Computer Services (0.2%)
Fiserv, Inc. * ........................  5,000                 197,550
                                                            ----------
Contract Manufacturing (0.1%)
Flextronics International Ltd. * ......  4,100                  60,844
Solectron Corp. * .....................  7,600                  44,916
                                                            ----------
                                                               105,760
                                                            ----------
Internet Infrastructure (0.4%)
eBay, Inc. * ..........................  5,000                 322,950
                                                            ----------
Internet Media (0.3%)
Yahoo!, Inc. * ........................  5,800                 261,986
                                                            ----------
Semiconductor Capital
    Equipment (0.3%)
Applied Materials, Inc. * ............. 10,700                 240,215
                                                            ----------
Semiconductor Components (2.6%)
Advantest Corp. .......................  1,400                 111,075
Agere Systems, Inc. (Class A) * .......    372                   1,135
Altera Corp. * ........................  9,836                 223,277
ASML Holding N.V. * ................... 10,810                 214,107
Intel Corp. ........................... 24,944                 803,197
Linear Technology Corp. ...............  4,700                 197,729
Marvell Technology Group, Inc. * ......  6,200                 235,166
Maxim Integrated Products, Inc. .......  2,600                 129,480
Micron Technology, Inc. * ............. 14,400                 193,968
NEC Electronics Corp. .................  1,100                  80,497
Samsung Electronics Co. Ltd. (GDR).....    700                 132,480
                                                            ----------
                                                             2,322,111
                                                            ----------

                                     SAI-38

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Continued)


                                             Number of     Value
                                              Shares      (Note 2)
                                            ---------- -------------
Software (2.5%)
Mercury Interactive Corp. * ...............  4,200     $  204,288
Microsoft Corp. ........................... 53,800      1,481,652
Sap AG ....................................  2,255        380,151
Symantec Corp. * ..........................  4,600        159,390
                                                       ----------
                                                        2,225,481
                                                       ----------
Miscellaneous (1.7%)
Canon, Inc. ...............................  8,000        372,614
Hoya Corp. ................................  4,500        413,310
Keyence Corp. .............................    900        189,770
Ricoh Company Ltd. ........................ 15,000        296,122
Sanmina-SCI Corp. * .......................  5,300         66,833
Tokyo Electron Ltd. .......................  2,200        167,154
                                                       ----------
                                                        1,505,803
                                                       ----------
                                                       11,139,182
                                                       ----------
TRANSPORTATION (0.4%)
Railroad (0.4%)
Union Pacific Corp. .......................  4,600        319,608
                                                       ----------
UTILITIES (2.5%)
Electric & Gas Utility (1.0%)
American Electric Power Co., Inc. .........  6,200        189,162
Constellation Energy Group ................  6,200        242,792
Entergy Corp. .............................  5,200        297,076
PPL Corp. .................................  4,600        201,250
                                                       ----------
                                                          930,280
                                                       ----------
Telephone Utility (1.5%)
BellSouth Corp. ...........................  5,200        147,160
France Telecom SA * .......................  3,994        114,031
Qwest Communications
    International, Inc. * .................  5,200         22,464
SBC Communications, Inc. .................. 14,486        377,650
Sprint Corp. (FON Group) .................. 16,300        267,646
Verizon Communications, Inc. .............. 11,000        385,880
                                                       ----------
                                                        1,314,831
                                                       ----------
                                                        2,245,111
                                                       ----------
TOTAL COMMON STOCKS (60.8%)
   (Cost $48,029,780)......................            54,079,879
                                                       ----------
PREFERRED STOCKS:
CONSUMER MANUFACTURING (0.2%)
Auto & Related (0.2%)
Porsche AG ................................    329        194,412
                                                       ----------
TOTAL PREFERRED STOCKS (0.2%)
   (Cost $131,167).........................               194,412
                                                       ----------




                               Principal      Value
                                 Amount     (Note 2)
                              ----------- ------------
LONG-TERM DEBT SECURITIES:
AEROSPACE & DEFENSE (0.1%)
Aerospace (0.1%)
Boeing Capital Corp.
   4.75%, 8/25/08 ........... $15,000     $  15,474
Raytheon Co.
   4.85%, 1/15/11 ...........  80,000        80,106
                                          ---------
                                             95,580
                                          ---------
ASSET BACKED SECURITIES (1.9%)
Chase Funding Mortgage Loan
   1.26%, 2/25/21 ........... 173,319       173,288
Citibank Credit Card Issuance Trust:
   3.5%, 8/16/10 ............ 220,000       219,556
   4.15%, 7/07/17 ........... 155,000       143,891
Countrywide Asset Backed
   Certificate
   1.27%, 10/25/19 ..........  81,802        81,806
DaimlerChrysler Auto Trust
   2.86%, 3/08/09 ........... 225,000       224,935
Discover Card Master Trust I
   6.35%, 7/15/08 ........... 295,000       318,888
Honda Auto Receivables
   Owner Trust
   2.19%, 5/15/07 ...........  65,000        65,095
Master Asset Backed
   Securities Trust I
   1.29%, 3/25/20 ...........  63,689        63,669
Residential Asset Mortgage
    Products, Inc.:
   1.27%, 7/25/18 ...........  90,126        90,081
   1.309%, 10/25/22 .........  28,368        28,368
Structured Asset Investment
   Loan Trust
   1.249%, 7/25/33 .......... 117,596       117,517
World Omni Auto Receivables
   Trust:
   2.2%, 1/15/08 ............  65,000        64,994
   2.87%, 11/15/10 .......... 125,000       124,963
                                          ---------
                                          1,717,051
                                          ---------
BASIC INDUSTRIES (0.2%)
Chemicals (0.0%)
Praxair, Inc.
   2.75%, 6/15/08 ...........  40,000        38,649
                                          ---------
Mining & Metals (0.0%)
Alcan, Inc.
   4.5%, 5/15/13 ............  30,000        28,910
                                          ---------
Paper & Forest Products (0.2%)
International Paper Co.
   5.3%, 4/01/15 ............  45,000        43,991
Weyerhaeuser Co.
   7.375%, 3/15/32 ..........  45,000        48,928
                                          ---------
                                             92,919
                                          ---------
                                            160,478
                                          ---------

                                     SAI-39

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Continued)




                                          Principal             Value
                                            Amount             (Note 2)
                                    --------------------- -----------------
CAPITAL GOODS (0.2%)
Pollution Control (0.1%)
Waste Management Inc.
   6.875%, 5/15/09 ................       $   75,000      $  83,834
                                                          ---------
Miscellaneous (0.1%)
General Electric Co.:
   1.22%, 10/24/05 ................           65,000         65,023
   5.0%, 2/01/13 ..................           65,000         65,737
                                                          ---------
                                                            130,760
                                                          ---------
                                                            214,594
                                                          ---------
COMMERCIAL MORTGAGE BACKED
    SECURITIES (2.3%)
First Union-Lehman Brothers-Bank
   of America,
   Series 1998-C2, Class A4
   6.56%, 11/18/35 ................          285,000        317,903
Greenwich Capital Commercial
    Funding Corp.
   4.533%, 7/05/10 ................          130,000        130,479
GS Mortgage Securities Corp. II
   Series 2003-C1, Class A2A
   3.59%, 1/10/40 .................          160,000        160,567
LB-UBS Commercial Mortgage Trust:
   3.478%, 7/15/27 ................          285,000        282,513
   6.653%, 11/15/27 ...............          235,000        265,655
Merrill Lynch Mortgage Trust
   Series 2003-Key1, Class A4
   5.236%, 11/12/35 ...............          210,000        215,477
Morgan Stanley Capital I
   Series 2003-T11, Class A4
   5.15%, 6/13/41 .................          350,000        358,662
Nomura Asset Securities Corp.
   Series 1998-D6, Class A1B
   6.59%, 3/15/30 .................          280,000        313,334
                                                          ---------
                                                          2,044,590
                                                          ---------
CONSUMER MANUFACTURING (0.3%)
Auto & Related (0.3%)
DaimlerChrysler NA Holding Corp.
   4.75%, 1/15/08 .................           90,000         92,082
Ford Motor Co.
   7.45%, 7/16/31 .................           30,000         30,316
General Motors Corp.
   8.375%, 7/15/33 ................          120,000        139,298
                                                          ---------
                                                            261,696
                                                          ---------
Building & Related (0.0%)
Lennar Corp.
   5.95%, 3/01/13 .................           20,000         20,927
                                                          ---------
                                                            282,623
                                                          ---------


                                          Principal             Value
                                            Amount             (Note 2)
                                    --------------------- -----------------
CONSUMER SERVICES (1.5%)
Airlines (0.1%)
Continental Airlines Inc.
   7.875%, 7/02/18 ................       $   45,000      $  45,264
                                                          ---------
Broadcasting & Cable (1.0%)
AOL Time Warner, Inc.
   7.7%, 5/01/32 ..................           95,000        110,875
Clear Channel Communications, Inc.:
   4.625%, 1/15/08 ................           70,000         72,202
   4.25%, 5/15/09 .................           55,000         55,141
Comcast Cable Communications, Inc.
   6.2%, 11/15/08 .................          130,000        142,657
Comcast Corp.
   7.05%, 3/15/33 .................           35,000         38,074
Cox Communications, Inc.
   7.125%, 10/01/12 ...............           50,000         57,671
Lenfest Communications, Inc.
   8.375%, 11/01/05 ...............           75,000         82,657
Liberty Media Corp.
   5.7%, 5/15/13 ..................           95,000         96,070
Time Warner Entertainment Co.:
   8.375%, 3/15/23 ................          165,000        204,454
   8.375%, 7/15/33 ................           30,000         38,094
                                                          ---------
                                                            897,895
                                                          ---------
Cellular Communications (0.3%)
AT&T Wireless Services, Inc.
   8.75%, 3/01/31 .................           45,000         55,522
Telus Corporation
   7.5%, 6/01/07 ..................           90,000        100,723
Verizon Wireless Capital LLC
   5.375%, 12/15/06 ...............           85,000         90,704
Vodafone Group PLC
   7.875%, 2/15/30 ................           40,000         49,138
                                                          ---------
                                                            296,087
                                                          ---------
Printing & Publishing (0.1%)
News America, Inc.
   6.55%, 3/15/33 .................           90,000         93,494
                                                          ---------
                                                          1,332,740
                                                          ---------
CONSUMER STAPLES (0.4%)
Beverages (0.1%)
Diago Finance BV
   3.0%, 12/15/06 .................           60,000         60,314
                                                          ---------
Food (0.2%)
Kellogg Co.
   2.875%, 6/01/08 ................           55,000         53,106
Kraft Foods, Inc.
   5.25%, 10/01/13 ................           80,000         80,721
                                                          ---------
                                                            133,827
                                                          ---------

                                     SAI-40

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Continued)




                                        Principal             Value
                                          Amount             (Note 2)
                                  --------------------- -----------------
Retail-Food & Drug (0.1%)
Safeway, Inc.
   7.25%, 2/01/31 ...............       $   50,000      $54,881
                                                        -------
Miscellaneous (0.0%)
Fortune Brands, Inc.
   2.875%, 12/01/06 .............           40,000       40,248
                                                        -------
                                                        289,270
                                                        -------
ENERGY (0.7%)
Domestic Integrated (0.1%)
Amerada Hess Corp.
   7.875%, 10/01/29 .............           75,000       82,288
                                                        -------
Oil Service (0.5%)
Conoco Funding Co.:
   5.45%, 10/15/06 ..............           85,000       91,196
   6.95%, 4/15/29 ...............          115,000      130,414
Devon Financing Corp.
   7.875%, 09/30/31 .............          100,000      119,460
Petronas Capital Ltd.
   7.0%, 5/22/12 ................          100,000      113,912
                                                        -------
                                                        454,982
                                                        -------
Miscellaneous (0.1%)
Valero Energy Corp.
   7.5%, 04/15/32 ...............           50,000       55,724
                                                        -------
                                                        592,994
                                                        -------
FINANCE (5.7%)
Banking-Money Center (0.6%)
Barclays Bank PLC
   8.55%, 12/31/49 ..............           75,000       92,144
Capital One Bank
   6.5%, 6/13/13 ................           50,000       52,421
Citicorp.
   6.375%, 11/15/08 .............          135,000      149,319
JP Morgan Chase & Co.
   6.75%, 2/01/11 ...............          115,000      129,673
RBS Capital Trust
   4.5%, 12/31/49 ...............          160,000      152,985
                                                        -------
                                                        576,542
                                                        -------
Banking-Regional (0.8%)
Bank of America Corp.
   6.25%, 4/15/12 ...............          105,000      115,750
CBA Capital Trust
   5.805%, 12/31/49 .............           90,000       92,777
M&T Bank Corp.
   3.85%, 4/01/13 ...............           40,000       39,728
National City Corp.
   3.2%, 4/01/08 ................           45,000       44,436
Unicredito Italiano Capital Trust
   9.2%, 10/29/49 ...............          110,000      138,187
US Bank NA :
   2.85%, 11/15/06 ..............          100,000      100,484
   6.375%, 8/01/11 ..............          135,000      150,520
                                                        -------
                                                        681,882
                                                        -------


                                        Principal             Value
                                          Amount             (Note 2)
                                  --------------------- -----------------
Brokerage & Money
    Management (0.6%)
Bear Stearns & Co., Inc.
   4.0%, 1/31/08 ................       $   50,000      $50,927
Credit Suisse FB USA, Inc.
   5.5%, 8/15/13 ................           60,000       61,831
Goldman Sachs Group, Inc. :
   4.75%, 7/15/13 ...............           55,000       53,601
   6.125%, 2/15/33 ..............           85,000       85,599
Lehman Brothers Holdings, Inc.:
   4.0%, 1/22/08 ................          155,000      158,091
   6.625%, 1/18/12 ..............           55,000       62,068
Morgan Stanley DeanWitter & Co.
   7.25%, 4/01/32 ...............           55,000       64,461
                                                        -------
                                                        536,578
                                                        -------
Insurance (0.5%)
Humana, Inc.
   6.3%, 8/01/18 ................           60,000       63,163
ING Capital Funding Trust III
   8.439%, 12/31/49 .............           75,000       90,789
Metlife, Inc. :
   5.0%, 11/24/13 ...............           55,000       54,612
   6.5%, 12/15/32 ...............           45,000       47,717
New York Life Insurance Co.
   5.875%, 05/15/33 .............           70,000       69,572
Oil Insurance Ltd.
   5.15%, 8/15/33 ...............           75,000       75,531
                                                        -------
                                                        401,384
                                                        -------
Miscellaneous (2.7%)
American General Finance Corp.:
   3.0%, 11/15/06 ...............           70,000       70,448
   4.5%, 11/15/07 ...............           55,000       57,383
Capital One Financial Corp.
   6.25%, 11/15/13 ..............           25,000       25,630
CIT Group, Inc. :
   4.125%, 2/21/06 ..............          120,000      124,177
   5.5%, 11/30/07 ...............           40,000       42,827
Citigroup, Inc.
   7.25%, 10/01/10 ..............          220,000      256,423
Ford Motor Credit Co.:
   7.0%, 10/01/13 ...............          130,000      137,108
   7.375%, 10/28/09 .............           10,000       10,982
   7.375%, 2/01/11 ..............          210,000      228,887
General Electric Capital Corp.:
   5.45%, 1/15/13 ...............           85,000       88,428
   6.75%, 3/15/32 ...............          215,000      238,030
General Motors Acceptance Corp.:
   6.875%, 9/15/11 ..............          180,000      193,882
   8.0%, 11/01/31 ...............           35,000       39,304

                                     SAI-41

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)
(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Continued)




                                           Principal             Value
                                             Amount             (Note 2)
                                     --------------------- -----------------
Great Western Financial Corp.
   8.206%, 2/01/27 .................       $  160,000      $ 182,680
Household Finance Corp.:
   6.5%, 11/15/08 ..................          115,000        128,196
   7.0%, 5/15/12 ...................           45,000         51,317
HSBC Capital Funding
   10.176%, 12/29/49 ...............           55,000         80,555
John Deere Capital Corp.
   4.5%, 8/22/07 ...................           55,000         57,549
Mangrove Bay Trust
   6.102%, 7/15/33 .................          100,000         96,700
MBNA Corp.
   4.625%, 9/15/08 .................           70,000         71,843
National Rural Utilities Cooperative
   7.25%, 3/01/12 ..................           30,000         34,956
Washington Mutual Finance Corp.
   6.875%, 5/15/11 .................          150,000        172,212
                                                           ---------
                                                           2,389,517
                                                           ---------
Mortgage Banking (0.3%)
Countrywide Financial Corp.
   4.25%, 12/19/07 .................           85,000         87,664
Countrywide Loans
   1.6418%, 12/19/33 ...............           93,950         93,245
Greenpoint Financial Corp.
   3.2%, 6/06/08 ...................           85,000         82,161
                                                           ---------
                                                             263,070
                                                           ---------
Real Estate (0.2%)
ERP Operating LP
   5.2%, 4/01/13 ...................           40,000         40,251
EOP Operating LP
   5.875%, 1/15/13 .................           55,000         57,417
Vornado Realty Trust :
   4.75%, 12/01/10 .................           60,000         60,006
   5.625%, 6/15/07 .................           50,000         53,382
                                                           ---------
                                                             211,056
                                                           ---------
                                                           5,060,029
                                                           ---------
HEALTH CARE (0.5%)
Drugs (0.2%)
Bristol Myers Squibb Co.
   4.75%, 10/01/06 .................           45,000         47,585
Schering-Plough Corp.
   6.5%, 12/01/33 ..................           90,000         93,621
Wyeth
   6.5%, 2/01/34 ...................           45,000         46,014
                                                           ---------
                                                             187,220
                                                           ---------
Medical Services (0.3%)
Anthem, Inc.
   6.8%, 8/01/12 ...................           50,000         56,474
HCA, Inc. :
   6.75%, 7/15/2013 ................           40,000         42,420
   7.125%, 6/01/2006 ...............           65,000         70,423


                                           Principal             Value
                                             Amount             (Note 2)
                                     --------------------- -----------------
Health Net, Inc.
   8.375%, 4/15/11 .................       $   40,000      $  48,063
UnitedHealth Group, Inc.
   3.3%, 1/30/08 ...................           60,000         59,724
                                                           ---------
                                                             277,104
                                                           ---------
                                                             464,324
                                                           ---------
SOVEREIGN DEBT OBLIGATIONS (1.0%)
Sovereign Debt Securities (1.0%)
Korea Development Bank
   5.75%, 9/10/13 ..................           30,000         31,496
Province of Quebec
   7.5%, 9/15/29 ...................           25,000         31,139
Republic of Italy
   2.5%, 3/31/06 ...................          320,000        320,887
United Mexican States :
   4.625%, 10/08/08 ................          265,000        268,312
   7.5%, 1/14/12 ...................          170,000        191,760
                                                           ---------
                                                             843,594
                                                           ---------
TECHNOLOGY (0.5%)
Communication Services (0.4%)
AT&T Broadband Corp.
   9.455%, 11/15/22 ................           60,000         81,268
British Telecom PLC
   8.875%, 12/15/30 ................           75,000         98,070
Citizens Communications Co.
   9.0%, 8/15/31 ...................           15,000         17,502
Koninklijke KPN NV
   8.0%, 10/01/10 ..................           50,000         59,813
Verizon Global Funding Corp.
   7.375%, 9/01/12 .................          120,000        139,050
                                                           ---------
                                                             395,703
                                                           ---------
Computer Hardware/Storage (0.1%)
Hewlett-Packard Co.
   7.15%, 6/15/05 ..................           50,000         53,756
                                                           ---------
                                                             449,459
                                                           ---------
TRANSPORTATION (0.1%)
Railroad (0.1%)
CSX Corp.
   7.95%, 5/01/27 ..................           95,000        115,210
                                                           ---------
U. S. GOVERNMENT & AGENCY
    OBLIGATIONS (19.2%)
Federal Agencies (3.6%)
Federal Home Loan
   Mortgage Corp.:
   2.125%, 11/15/05 ................          870,000        873,834
   2.875%, 12/15/06 ................          335,000        337,402
   4.75%, 10/11/12 .................          350,000        344,576
   5.125%, 11/07/13 ................          390,000        388,493
                                                           ---------
                                                           1,944,305
                                                           ---------

                                     SAI-42

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)

(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Continued)




                                     Principal             Value
                                       Amount             (Note 2)
                               --------------------- -----------------
Federal National
   Mortgage Association:
   2.5%, 6/15/08 .............       $  100,000      $   96,630
   3.875%, 11/17/08 ..........          240,000         240,408
   4.0%, 12/15/08 ............          425,000         423,958
   4.375%, 3/15/13 ...........          200,000         196,425
   5.0%, 4/25/14 .............          270,000         278,798
                                                     ----------
                                                      1,236,219
                                                     ----------
Federal Agencies-Pass
    Thru's (13.6%)
Government National
   Mortgage Association:
   5.5%, 1/15/34 .............          830,000         843,746
   6.0%, 1/15/34 .............          310,000         322,109
                                                     ----------
                                                      1,165,855
                                                     ----------
Federal Home Loan
   Mortgage Corp.:
   5.5% 1/15/34 ..............        2,605,000       2,635,934
   6.0% 1/15/34 ..............          735,000         759,346
                                                     ----------
                                                      3,395,280
                                                     ----------
Federal National
   Mortgage Association:
   4.0%, 9/01/18 .............          607,160         592,426
   5.5%, 2/01/18 .............          425,550         441,454
   5.0%, 1/25/19 .............          480,000         489,450
   5.5%, 1/25/19 .............          615,000         637,102
   6.5%, 7/01/29 .............            4,027           4,214
   7.5%, 11/01/31 ............          260,574         278,464
   5.5%, 12/01/33 ............          743,303         753,360
   6.0%, 10/01/33 ............          439,423         454,431
   4.5%, 2/25/34 .............          350,000         333,813
   6.0% 1/25/34 ..............          720,000         744,075
   6.5%, 1/25/34 .............        2,715,000       2,838,871
                                                     ----------
                                                      7,567,660
                                                     ----------
U. S. Treasury (2.0%)
U.S.Treasury Bonds:
   8.75%, 5/15/17 ............          380,000         532,534
   7.875%, 2/15/21 ...........          320,000         425,763
   6.625%, 2/15/27 ...........           65,000          77,637
   5.375%, 2/15/31 ...........           80,000          83,428
U.S.Treasury Note
   2.0%, 5/15/06 .............          675,000         675,131
                                                     ----------
                                                      1,794,493
                                                     ----------
                                                     17,103,812
                                                     ----------
UTILITIES (1.4%)
Electric & Gas Utility (0.6%)
Carolina Power & Light Co.
   6.5%, 7/15/12 .............           50,000          55,339
Cincinnati Gas & Electric Co.
   5.7%, 9/15/12 .............           30,000          31,562


                                     Principal             Value
                                       Amount             (Note 2)
                               --------------------- -----------------
Columbus Southern Power Co.
   5.5%, 3/01/13 .............       $   15,000      $   15,533
Dominion Resources, Inc.
   5.0%, 3/15/13 .............           55,000          54,744
Duke Energy Corp.
   3.75%, 3/05/08 ............           70,000          70,548
First Energy Corp.
   7.375%, 11/15/31 ..........           85,000          86,953
KeySpan Corp.
   7.25%, 11/15/05 ...........          100,000         108,968
Public Service Co. of Colorado
   7.875%, 10/01/12 ..........           40,000          48,548
Xcel Energy, Inc.
   7.0%, 12/01/10 ............           50,000          56,698
                                                     ----------
                                                        528,893
                                                     ----------
Gas Utility (0.1%)
Noram Energy Corp.
   6.5%, 2/01/08 .............           65,000          69,633
                                                     ----------
Telephone Utility (0.6%)
AT&T Corp.
   8.05%, 11/15/11 ...........           35,000          40,284
Deutsche Telekom
   International Finance BV
   8.75%, 6/15/30 ............           90,000         114,969
France Telecom SA
   9.75%, 3/01/31 ............           25,000          33,217
Sprint Capital Corp.:
   7.625%, 1/30/11 ...........          135,000         151,327
   8.75%, 3/15/32 ............           30,000          35,442
Telecom Italia Capital
   6.375%, 11/15/33 ..........           65,000          65,366
Telefonos de Mexico SA de CV:
   4.5%, 11/19/08 ............           55,000          55,084
   8.25%, 1/26/06 ............           60,000          66,155
                                                     ----------
                                                        561,844
                                                     ----------
Miscellaneous (0.1%)
MidAmerican Energy Holdings
   5.875%, 10/01/12 ..........           35,000          36,699
Nisource Finance Corp.
   7.875%, 11/15/10 ..........           45,000          53,523
                                                     ----------
                                                         90,222
                                                     ----------
                                                      1,250,592
                                                     ----------
TOTAL LONG-TERM DEBT
    SECURITIES (36.0%)
   (Amortized Cost $31,477,578)                      32,016,940
                                                     ----------

                                     SAI-43

--------------------------------------------------------------------------------
Separate Account No. 10 (Pooled)

(The Alliance Balanced Fund)
of The Equitable Life Assurance Society of the United States


Portfolio of Investments -- December 31, 2003 (Concluded)


                                    Principal        Value
                                     Amount        (Note 2)
                                 -------------- --------------
SHORT-TERM DEBT SECURITIES:
U. S. GOVERNMENT AGENCY (13.1%)
Federal Home Loan Bank
   0.60%, 1/02/04 .............. $11,600,000    $11,599,613
                                                -----------
TOTAL SHORT-TERM DEBT
    SECURITIES (13.1%)
   (Amortized Cost $11,599,613).                 11,599,613
                                                -----------
TOTAL INVESTMENTS (110.1%)
   (Cost/Amortized Cost
     $91,238,138)...............                 97,890,844
OTHER ASSETS LESS
    LIABILITIES (-10.1%) .......                 (8,968,909)
                                                -----------
NET ASSETS (100.0%) ............                $88,921,935
                                                ===========


Distribution of Investments by Global Region
                                   % of
                                     Investment
United States ** .................  86.4%
United Kingdom ...................   3.4
Japan ............................   3.2
France ...........................   2.1
Italy ............................   1.1
Germany ..........................   1.0
Switzerland ......................   1.0
Mexico ...........................   0.7
Southeast Asia ...................   0.3
Canada ...........................   0.1
Scandinavia ......................   0.1
Other European Countries .........   0.6
                                   -----
                                   100.0%
                                   =====

-------------------------
*    Non-income producing security.

**    Includes short-term investments.

The accompanying notes are an integral part of these financial statements.


                                     SAI-44

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Assets and Liabilities
     December 31, 2003
     ------------------------------------




                                                          EQ/Alliance
                                                         Intermediate                     EQ/Bernstein    EQ/Calvert
                                                          Government      EQ/Alliance      Diversified     Socially
                                                          Securities     International        Value       Responsible
                                                       ---------------- --------------- ---------------- ------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................   $ 12,920,044   $16,376,897       $ 15,890,615    $ 737,021
Receivable for Trust shares sold .....................          7,716        77,485              1,571           --
Receivable for policy-related transactions ...........             --           --                  --        1,701
--------------------------------------------------------------------------------------------------------------------
   Total assets ......................................     12,927,760    16,454,382         15,892,186      738,722
--------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................             --            --                 --        1,774
Payable for policy-related transactions ..............          7,716        82,206              1,571           --
-------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................          7,716        82,206              1,571        1,774
-------------------------------------------------------------------------------------------------------------------
Net assets ...........................................   $ 12,920,044   $16,372,176       $ 15,890,615    $ 736,948
===================================================================================================================
Accumulation Units ...................................     12,920,044    16,372,176         15,889,115      735,448
Retained by Equitable Life in Separate Account
 No. 66 ..............................................             --            --              1,500        1,500
------------------------------------------------------------------------------------------------------------------
Total net assets .....................................   $ 12,920,044   $16,372,176       $ 15,890,615    $ 736,948
===================================================================================================================
Investments in shares of The Trust - at cost .........   $ 13,012,385   $12,844,360       $ 14,635,949    $ 668,100
Trust shares held
 Class A .............................................        228,495     1,701,694                 --           --
 Class B .............................................      1,050,227            --          1,245,507       97,966
Units outstanding (000's):
 MRP .................................................            226           795                487           99
 RIA .................................................             60            40                 97           --
Unit value:
 MRP .................................................   $      10.16   $     14.48       $      10.89    $    7.41
 RIA .................................................   $     176.49   $    122.39       $     109.39    $   83.07

The accompanying notes are an integral part of these financial statements.

                                     SAI-45

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Assets and Liabilities (Continued)
     December 31, 2003
     ------------------------------------------------




                                                          EQ/Capital      EQ/Capital      EQ/Capital
                                                           Guardian        Guardian        Guardian        EQ/Equity
                                                        International      Research       US Equity        500 Index
                                                       --------------- --------------- --------------- ----------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................    $ 635,114      $ 5,789,323     $ 1,151,427     $ 17,797,208
Receivable for Trust shares sold .....................           --               --               3           21,812
Receivable for policy-related transactions ...........           78              217              --               --
---------------------------------------------------------------------------------------------------------------------
   Total assets ......................................      635,192        5,789,540       1,151,430       17,819,020
---------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................           78              217              --               --
Payable for policy-related transactions ..............           --               --               3           21,812
---------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................           78              217               3           21,812
---------------------------------------------------------------------------------------------------------------------
Net assets ...........................................    $ 635,114      $ 5,789,323     $ 1,151,427     $ 17,797,208
=====================================================================================================================
Accumulation Units ...................................      633,614        5,787,823       1,149,927       17,795,708
Retained by Equitable Life in Separate Account
 No. 66 ..............................................        1,500            1,500           1,500            1,500
---------------------------------------------------------------------------------------------------------------------
Total net assets .....................................    $ 635,114      $ 5,789,323     $ 1,151,427     $ 17,797,208
=====================================================================================================================
Investments in shares of The Trust - at cost .........    $ 543,328      $ 4,766,356     $   975,469     $ 18,272,339
Trust shares held
 Class A .............................................           --               --              --          327,054
 Class B .............................................       65,862          537,929         108,916          507,811
Units outstanding (000's):
 MRP .................................................           55              364              64            1,477
 RIA .................................................            2                6               3               25
Unit value:
 MRP .................................................    $    8.82      $     14.10     $     12.24     $       7.32
 RIA .................................................    $   92.75      $    108.30     $    106.85     $     274.41

The accompanying notes are an integral part of these financial statements.

                                     SAI-46

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Assets and Liabilities (Concluded)
     December 31, 2003
     ------------------------------------------------




                                                            EQ/FI            EQ/MFS           EQ/Small
                                                          Small/Mid         Emerging          Company
                                                          Cap Value     Growth Companies       Index       EQ/Technology
                                                       --------------- ------------------ --------------- --------------
Assets:
Investments in shares of The Trust - at fair
 value ...............................................   $ 5,666,530      $ 2,736,472       $ 1,757,842    $ 1,237,724
Receivable for Trust shares sold .....................            --               --                --             --
Receivable for policy-related transactions ...........        53,292            4,630            29,549         18,912
----------------------------------------------------------------------------------------------------------------------
   Total assets ......................................     5,719,822        2,741,102         1,787,391      1,256,636
----------------------------------------------------------------------------------------------------------------------
Liabilities:
Payable for Trust shares purchased ...................        55,102            5,291            29,541         18,912
Payable for policy-related transactions ..............            --               --                --             --
----------------------------------------------------------------------------------------------------------------------
   Total liabilities .................................        55,102            5,291            29,541         18,912
----------------------------------------------------------------------------------------------------------------------
Net assets ...........................................   $ 5,664,720      $ 2,735,811       $ 1,757,850    $ 1,237,724
======================================================================================================================
Accumulation Units ...................................     5,663,221        2,734,312         1,756,350      1,236,224
Retained by Equitable Life in Separate Account
 No. 66 ..............................................         1,499            1,499             1,500          1,500
----------------------------------------------------------------------------------------------------------------------
Total net assets .....................................   $ 5,664,720      $ 2,735,811       $ 1,757,850    $ 1,237,724
======================================================================================================================
Investments in shares of The Trust - at cost .........   $ 4,823,925      $ 2,725,369       $ 1,501,390    $ 1,087,357
Trust shares held
 Class A .............................................            --               --                --             --
 Class B .............................................       433,335          235,157           167,960        288,805
Units outstanding (000's):
 MRP .................................................           431              295                --            128
 RIA .................................................             7               15               157              7
Unit value:
 MRP .................................................   $     11.08      $      4.29                --    $      6.74
 RIA .................................................   $    132.94      $     97.26       $     11.18    $     50.87

The accompanying notes are an integral part of these financial statements.

                                     SAI-47

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Operations
     For the Year Ended December 31, 2003
     ------------------------------------



                                                         EQ/Alliance
                                                        Intermediate                   EQ/Bernstein   EQ/Calvert
                                                         Government     EQ/Alliance     Diversified    Socially
                                                         Securities    International       Value      Responsible
                                                       -------------- --------------- -------------- ------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................   $  519,071     $  276,989      $  181,416    $      --
---------------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................      (31,020)      (122,180)        (57,472)      (6,702)
---------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................      488,051        154,809         123,944       (6,702)
---------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............       94,964         40,176         (81,136)     (16,466)
   Realized gain distribution from The Trust .........        4,635             --              --           --
---------------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................       99,599         40,176         (81,136)     (16,466)
---------------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................     (322,804)     4,035,343       3,265,390      151,795
---------------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................     (223,205)     4,075,519       3,184,254      135,329
---------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Net Asset Results
 from Operations .....................................   $  264,846     $4,230,328      $3,308,198    $ 128,627
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-48

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Operations (Continued)
     For the Year Ended December 31, 2003
     ------------------------------------



                                                          EQ/Capital     EQ/Capital    EQ/Capital
                                                           Guardian       Guardian      Guardian   EQ/Equity 500
                                                        International     Research     US Equity       Index
                                                       --------------- -------------- ----------- --------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................    $  5,728       $   21,491    $  2,636   $  217,622
------------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................      (3,624)         (56,296)     (5,119)    (115,515)
------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................       2,104          (34,805)     (2,483)     102,107
------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............       4,518           24,033      12,303   (2,212,969)
   Realized gain distribution from The Trust .........          --               --          --           --
------------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................       4,518           24,033      12,303   (2,212,969)
------------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................     118,377        1,319,057     210,076    6,196,751
------------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................     122,895        1,343,090     222,379    3,983,782
------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Net Asset Results
 from Operations .....................................    $124,999       $1,308,285    $219,896   $4,085,889
============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-49

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Operations (Concluded)
     For the Year Ended December 31, 2003
     ------------------------------------



                                                                          EQ/MFS
                                                           EQ/FI         Emerging      EQ/Small
                                                         Small/Mid        Growth        Company
                                                         Cap Value      Companies        Index     EQ/Technology
                                                       ------------- --------------- ------------ --------------
Income and Expense:
 Investment Income:
   Dividends from The Trusts .........................  $   18,059    $         --    $   3,732     $      --
-------------------------------------------------------------------------------------------------------------
 Expenses:
   Asset-based charges ...............................     (50,055)        (13,047)     (11,795)       (7,198)
-------------------------------------------------------------------------------------------------------------
Net Investment Income (Loss) .........................     (31,996)        (13,047)      (8,063)       (7,198)
-------------------------------------------------------------------------------------------------------------
Realized and Unrealized Gain (Loss) on
 Investments:
   Realized gain (loss) on investments ...............     (78,375)     (1,277,685)          74       (50,939)
   Realized gain distribution from The Trust .........          --              --           --            --
-------------------------------------------------------------------------------------------------------------
 Net realized gain (loss) ............................     (78,375)     (1,277,685)          74       (50,939)
-------------------------------------------------------------------------------------------------------------
 Change in unrealized appreciation/(depreciation)
   of investments ....................................   1,471,997       1,945,429      376,107       358,137
-------------------------------------------------------------------------------------------------------------
Net Realized and Unrealized Gain (Loss) on
 Investments .........................................   1,393,622         667,744      376,181       307,198
-------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Net Asset Results
 from Operations .....................................  $1,361,626    $    654,697    $ 368,118     $ 300,000
=============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-50

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Changes in Net Assets
     For the Years Ended December 31,
     -----------------------------------




                                                               EQ/Alliance
                                                              Intermediate
                                                               Government
                                                             Securities (b)
                                                     -------------------------------
                                                           2003            2002
                                                     --------------- ---------------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ...................... $   488,051      $   400,417
 Net realized gain (loss) on investments ...........      99,599           18,349
 Change in unrealized appreciation
   (depreciation) of investments ...................    (322,804)         232,150
---------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................     264,846          650,916
---------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   3,498,444        1,616,213
   Transfers between funds and guaranteed
    interest account, net ..........................     (33,762)       7,113,755
   Transfers for contract benefits and
    terminations ...................................  (1,252,208)        (139,800)
   Contract maintenance charges ....................     (46,498)         (28,932)
---------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................   2,165,976        8,561,236
---------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --               --
---------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................   2,430,822        9,212,152
Net Assets--Beginning of Period ....................  10,489,222        1,277,070
---------------------------------------------------------------------------------
Net Assets--End of Period .......................... $12,920,044      $10,489,222
=================================================================================



                                                                                             EQ/Bernstein
                                                              EQ/Alliance                     Diversified
                                                           International (a)                     Value
                                                     ------------------------------ -------------------------------
                                                           2003           2002            2003            2002
                                                     --------------- -------------- --------------- ---------------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ...................... $   154,809      $   (13,689)   $   123,944    $    96,755
 Net realized gain (loss) on investments ...........      40,176         (564,669)       (81,136)      (112,129)
 Change in unrealized appreciation
   (depreciation) of investments ...................   4,035,343           84,140      3,265,390     (1,873,293)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................   4,230,328         (494,218)     3,308,198     (1,888,667)
---------------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   2,251,680          224,342      2,320,276      2,284,286
   Transfers between funds and guaranteed
    interest account, net ..........................    (312,928)      12,933,951       (436,862)     7,458,557
   Transfers for contract benefits and
    terminations ...................................  (2,726,270)        (900,142)      (541,503)      (613,650)
   Contract maintenance charges ....................     (41,441)         (13,919)       (27,406)       (19,193)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................    (828,959)      12,244,232      1,314,505      9,110,000
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --               --             --             --
---------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................   3,401,369       11,750,014      4,622,703      7,221,333
Net Assets--Beginning of Period ....................  12,970,807        1,220,793     11,267,912      4,046,579
---------------------------------------------------------------------------------------------------------------
Net Assets--End of Period .......................... $16,372,176      $12,970,807    $15,890,615    $11,267,912
===============================================================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-51

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
     -----------------------------------------------




                                                             EQ/Calvert                EQ/Capital
                                                              Socially                  Guardian
                                                            Responsible              International
                                                     -------------------------- ------------------------
                                                         2003          2002         2003         2002
                                                     ------------ ------------- ------------ -----------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ......................  $  (6,702)   $    (4,975)  $   2,104   $  1,760
 Net realized gain (loss) on investments ...........    (16,466)       (63,098)      4,518     (9,027)
 Change in unrealized appreciation
   (depreciation) of investments ...................    151,795        (37,104)    118,377    (23,443)
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................    128,627       (105,177)    124,999    (30,710)
-----------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........    318,600        311,342     307,020    196,427
   Transfers between funds and guaranteed
    interest account, net ..........................    (29,956)      (123,827)     14,514        499
   Transfers for contract benefits and
    terminations ...................................    (14,180)       (42,563)    (34,239)   (12,582)
   Contract maintenance charges ....................         --            (21)       (936)      (647)
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................    274,464        144,931     286,359    183,697
-----------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........         --                         --         --
-----------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................    403,091         39,754     411,358    152,987
Net Assets--Beginning of Period ....................    333,857        294,103     223,756     70,769
-----------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $ 736,948    $   333,857   $ 635,114   $223,756
=====================================================================================================



                                                              EQ/Capital
                                                               Guardian
                                                             Research(d)
                                                     ----------------------------
                                                          2003          2002
                                                     ------------- --------------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ......................  $  (34,805)    $    6,071
 Net realized gain (loss) on investments ...........      24,033        (14,803)
 Change in unrealized appreciation
   (depreciation) of investments ...................   1,319,057       (300,210)
-------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................   1,308,285       (308,942)
-------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   1,067,658        135,070
   Transfers between funds and guaranteed
    interest account, net ..........................     (47,144)     4,240,763
   Transfers for contract benefits and
    terminations ...................................    (748,427)       (56,258)
   Contract maintenance charges ....................      (6,279)        (2,583)
-------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................     265,808      4,316,992
-------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --             --
-------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................   1,574,093      4,008,050
Net Assets--Beginning of Period ....................   4,215,230        207,180
-------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $5,789,323     $4,215,230
===============================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-52

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Changes in Net Assets (Continued)
     For the Years Ended December 31,
     -----------------------------------------------




                                                             EQ/Capital
                                                              Guardian                      EQ/Equity
                                                           U.S. Equity(c)                   500 Index
                                                     --------------------------- --------------------------------
                                                          2003          2002           2003            2002
                                                     -------------- ------------ --------------- ----------------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ......................   $   (2,483)   $     871   $   102,107     $   102,697
 Net realized gain (loss) on investments ...........       12,303      (43,166)   (2,212,969)     (3,667,490)
 Change in unrealized appreciation
   (depreciation) of investments ...................      210,076      (39,603)    6,196,751      (2,174,722)
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      219,896      (81,898)    4,085,889      (5,739,515)
------------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      557,673      106,590     4,376,688       5,169,317
   Transfers between funds and guaranteed
    interest account, net ..........................       16,115      208,578      (785,661)     (2,331,504)
   Transfers for contract benefits and
    terminations ...................................      (48,951)     (26,867)   (4,932,598)     (7,341,959)
   Contract maintenance charges ....................       (3,039)      (3,152)      (74,051)       (121,469)
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      521,798      285,149    (1,415,622)     (4,625,615)
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --           --            --         (10,000)
------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................      741,694      203,251     2,670,267     (10,375,130)
Net Assets--Beginning of Period ....................      409,733      206,482    15,126,941      25,502,071
------------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................   $1,151,427    $ 409,733   $17,797,208     $15,126,941
============================================================================================================



                                                                EQ/FI
                                                              Small/Mid
                                                              Cap Value
                                                     ---------------------------
                                                          2003          2002
                                                     ------------- -------------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ......................  $  (31,996)   $  (22,380)
 Net realized gain (loss) on investments ...........     (78,375)         (763)
 Change in unrealized appreciation
   (depreciation) of investments ...................   1,471,997      (783,563)
------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................   1,361,626      (806,706)
------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........   1,715,553     1,761,271
   Transfers between funds and guaranteed
    interest account, net ..........................    (880,401)      827,301
   Transfers for contract benefits and
    terminations ...................................    (769,786)     (329,508)
   Contract maintenance charges ....................      (9,472)      (10,233)
------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      55,894     2,248,831
------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........          --            --
------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................   1,417,520     1,442,125
Net Assets--Beginning of Period ....................   4,247,200     2,805,075
----------------------------------------------------- ----------    ----------
Net Assets--End of Period ..........................  $5,664,720    $4,247,200
==============================================================================

The accompanying notes are an integral part of these financial statements.

                                     SAI-53

Separate Account No. 66
of The Equitable Life Assurance Society of the United States


     Statements of Changes in Net Assets (Concluded)
     For the Years Ended December 31,
     -----------------------------------------------




                                                                 EQ/MFS
                                                                Emerging
                                                                 Growth
                                                                Companies
                                                     -------------------------------
                                                           2003            2002
                                                     --------------- ---------------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ......................  $     (13,047)  $      (9,626)
 Net realized gain (loss) on investments ...........     (1,277,685)     (3,049,206)
 Change in unrealized appreciation
   (depreciation) of investments ...................      1,945,429       1,552,110
-----------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................        654,697      (1,506,722)
-----------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........        903,338       1,067,005
   Transfers between funds and guaranteed
    interest account, net ..........................       (431,640)       (502,410)
   Transfers for contract benefits and
    terminations ...................................       (740,198)     (1,590,042)
   Contract maintenance charges ....................        (16,272)        (28,440)
-----------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................       (284,772)     (1,053,887)
-----------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........             --              --
-----------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................        369,925      (2,560,609)
Net Assets--Beginning of Period ....................      2,365,886       4,926,495
-----------------------------------------------------------------------------------
Net Assets--End of Period ..........................  $   2,735,811   $   2,365,886
===================================================================================



                                                               EQ/Small
                                                               Company
                                                                Index                    EQ/Technology
                                                     ---------------------------- ----------------------------
                                                          2003           2002          2003           2002
                                                     -------------- ------------- -------------- -------------
Increase (Decrease) in Net Assets
>From Operations:
 Net investment income (loss) ......................   $   (8,063)   $    (4,630)   $   (7,198)  $  (3,636)
 Net realized gain (loss) on investments ...........           74         (5,600)      (50,939)   (572,612)
 Change in unrealized appreciation
   (depreciation) of investments ...................      376,107       (130,130)      358,137     106,909
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 operations ........................................      368,118       (140,360)      300,000    (469,339)
-----------------------------------------------------------------------------------------------------------
Contractowners Transactions:
 Contributions and Transfers:
   Payments received from contractowners ...........      780,210        423,179       708,301     352,826
   Transfers between funds and guaranteed
    interest account, net ..........................       60,307         34,021      (165,456)   (187,852)
   Transfers for contract benefits and
    terminations ...................................      (60,452)       (88,411)     (107,305)   (402,742)
   Contract maintenance charges ....................           --             --        (2,131)     (2,817)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets from
 contractowners transactions .......................      780,065        368,789       433,409    (240,585)
-----------------------------------------------------------------------------------------------------------
Net increase (decrease) in amount retained by
 Equitable Life in Separate Account No. 66 .........           --             --            --          --
-----------------------------------------------------------------------------------------------------------
Increase (Decrease) in Net Assets ..................    1,148,183        228,429       733,409    (709,924)
Net Assets--Beginning of Period ....................      609,667        381,238       504,315   1,214,239
-----------------------------------------------------------------------------------------------------------
Net Assets--End of Period ..........................   $1,757,850    $   609,667    $1,237,724   $ 504,315
===========================================================================================================

(a) Commenced operations in Separate Account No. 66 on April 3, 1995. Pursuant to a substitution, investment option first offered to MRP Contractowners on November 22, 2002.

(b) Commenced operations in Separate Account No. 66 on April 1, 1991. Investment option first offered to MRP Contractowners on November 22, 2002.

(c) Commenced operations in Separate Account No. 66 on September 2, 1999. Pursuant to a substitution, investment option first offered to MRP Contractowners on July 12, 2002.

(d) Commenced operations in Separate Account No. 66 on September 2, 1999. Pursuant to a substitution, investment option first offered to MRP Contractowners on November 22, 2002.

The accompanying notes are an integral part of these financial statements.


                                     SAI-54

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements
     December 31, 2003
     ------------------------------

1. Organization

Separate Account Nos. 3 (Pooled) (the Alliance Mid Cap Growth Fund), 4 (Pooled) (the Alliance Growth Equity Fund), 10 (Pooled) (the Alliance Balanced Fund), and 66 (collectively, the Funds or Accounts) of The Equitable Life Assurance Society of the United States (Equitable Life), a subsidiary of AXA Financial, Inc., were established in conformity with the New York State Insurance Law. These financial statements reflect the total net assets and results of operations for Separate Account Nos. 3, 4, 10 and 66. The Members Retirement Program is one of the many products participating in these Funds.

EQ Advisors Trust ("EQAT" or "the Trust") commenced operations on May 1, 1997 and is an open-end diversified management company that sells shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of the Trust has separate investment objectives. These financial statements and notes are those of the Account.

Separate Account No. 66 consists of 29 investment options(1) of which 12 are reported herein:

o EQ/Alliance Intermediate
     Government Securities
o EQ/Alliance International
o EQ/Bernstein Diversified Value(2)
o EQ/Calvert Socially Responsible
o EQ/Capital Guardian International
o EQ/Capital Guardian Research
o EQ/Capital Guardian U.S. Equity
o EQ/Equity 500 Index
o EQ/FI Small/Mid Cap Value
o EQ/MFS Emerging Growth Companies
o EQ/Small Company Index
o EQ/Technology(3)

-----------

(1) Effective on May 18, 2001 the names of the investment options held in Separate Account No. 66 include EQ/.
(2)   Formerly known as Lazard Large Cap Value.
(3)   Formerly known as EQ/Alliance Technology

Under applicable insurance law, the assets and liabilities of the Accounts are clearly identified and distinguished from Equitable Life's other assets and liabilities. All contracts are issued by Equitable Life. The assets of the Account are the property of Equitable Life. However, the portion of the Accounts' assets attributable to the contracts will not be chargeable with liabilities arising out of any other business Equitable Life may conduct. The excess of assets over reserves and other contract liabilities, if any, in Separate Account Nos. 4 and 66 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights.

The amount retained by Equitable Life in Separate Account Nos. 4 and 66 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.


2. Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally

                                     SAI-55

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

2. Significant Accounting Policies (Continued)

accepted in the United States of America (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

On December 29, 2003, The American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate Accounts:
An Amendment to the Audit and Accounting Guide Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the Account's financial position or results of operations.

Investment securities for Separate Account Nos. 3, 4 and 10 are valued as follows:

Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

Foreign securities not traded directly, or in American Depository Receipt (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

Long-term (i.e., maturing in more than a year) publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.


Short-term debt securities purchased directly by the Equitable Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

The value of the investments in Separate Account No. 66 held in the Trusts is calculated by multiplying the number of shares held in each Portfolio by the net asset value per share of that Portfolio determined as of the close of business each day. The net asset value is determined by the Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities. For Separate Account No. 66, realized gains and losses include


                                     SAI-56

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

2. Significant Accounting Policies (Continued)

(1) gains and losses on redemptions of Trust shares (determined on the identified cost basis) and (2) Trust distributions representing the net realized gains on Trust investment transactions. Dividends and distributions of capital gains of the Trusts are automatically reinvested on the ex-dividend date.

Security transactions are recorded on the trade date. Amortized cost of debt securities where applicable are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

Separate Account No. 10 may enter into forward currency contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign security holdings.

Forward contracts are agreements to buy or sell a foreign currency for a set price in the future. During the period the forward contracts are open, changes in the value of the contract are recognized as unrealized gains or losses by "marking-to-market" on a daily basis to reflect the market value of the contract at the end of each trading day. The realized gain or loss arising from the difference between the original contracts and the closing of such contracts is included in realized gains or losses from foreign currency transactions. The use of forward transactions involves the risk of imperfect correlation in movements in the price of forward contracts, interest rates and the underlying hedged assets.

Forward contracts involve elements of both market and credit risk in excess of the amounts reflected in the Statement of Assets and Liabilities. The contract amounts of these forward contracts reflect the extent of the Fund's exposure to off-balance sheet risk. The Fund bears the market risk that arises from any changes in security values. Forward contracts are entered into directly with the counterparty and not through an exchange and can be terminated only by agreement of both parties to the contract. There is no daily margin settlement and the fund is exposed to the risk of default by the counterparty.

At December 31, 2003, Separate Account No. 10 had no outstanding forward currency contracts to buy/sell foreign currencies.

Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contractholder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.


                                     SAI-57

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

2. Significant Accounting Policies (Concluded)

Amounts due to/from the General Account or receivable/payable for policy related transactions represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

Payments received from contractowners represent participant contributions under the contracts (excluding amounts allocated to the guaranteed interest option, reflected in the General Account). The amount allocated to the guaranteed interest option earns interest at the current guaranteed interest rate which is an annual effective rate.

The operations of the Account are included in the federal income tax return of Equitable Life, which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to contracts participating in the Funds by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life is expected to affect the unit value of the contracts participating in the Account. Accordingly, no provision for federal income taxes is required. However, Equitable Life retains the right to charge for any federal income tax incurred which is applicable to the Account if the law is changed.


3. Purchases and Sales on Investments

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2003 were as follows for Separate Account No. 66:

                                             Purchases      Sales
                                            ----------- ------------
EQ/Alliance Intermediate Government
 Securities ............................... 5,930,985   3,272,322
EQ/Alliance International ................. 2,246,099   2,920,249
EQ/Bernstein Diversified Value ............ 4,776,662   3,338,213
EQ/Calvert Socially Responsible ...........   328,918      61,157
EQ/Capital Guardian International .........   425,500     137,037
EQ/Capital Guardian Research .............. 1,137,450     906,447
EQ/Capital Guardian U.S. Equity ...........   671,121     151,806
EQ/Equity 500 Index ....................... 7,133,298   8,446,812
EQ/FI Small/Mid Cap Value ................. 1,692,355   1,668,456
EQ/MFS Emerging Growth Companies ..........   958,665   1,256,484
EQ/Small Company Index ....................   998,357     226,356
EQ/Technology .............................   836,281     410,069

Investment Security Transactions

For the year ended December 31, 2003, investment security transactions, excluding short-term debt securities, were as follows for Separate Account Nos. 3, 4 and 10:

                                            Purchases                      Sales
                                  ----------------------------- ----------------------------
                                      Stocks          U.S.          Stocks          U.S.
                                     and Debt      Government      and Debt      Government
               Fund                 Securities    and Agencies    Securities    and Agencies
--------------------------------- -------------- -------------- -------------- -------------
Alliance Balanced ...............  31,756,303    240,931,637     29,814,795    248,043,490
Alliance Growth Equity .......... 313,803,848    --             354,208,351    --
Alliance Mid Cap Growth ......... 103,439,586    --             114,597,046    --


                                     SAI-58

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

4. Related Party Transactions

In Separate Account No. 66 the assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of the Trust. Shares are offered by the Trusts at net asset value. Shares in which the variable investment options are invested are in either one of two classes. Both classes are subject to fees for investment management and advisory services and other Trust expenses. One class of shares ("Class A shares") is not subject to distribution fees imposed pursuant to a distribution plan. The other class of shares ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the Trust. The Rule 12b-1 Plans provide that the Trust, on behalf of each Portfolio, may charge annually up to 0.25% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of the Class B shares. These fees are reflected in the net asset value of the shares.

Equitable Life serves as investment manager of the Trust and as such receives management fees for services performed in its capacity as investment manager of the Trust. Equitable Life oversees the activities of the investment advisors with respect to the Trust and is responsible for retaining or discontinuing the services of those advisors. Fees generally vary depending on net asset levels of individual portfolios and range from a low of 0.25% to a high of 0.90% of average daily net assets. Equitable Life as investment manager pays expenses for providing investment advisory services to the Portfolios, including the fees of the Advisors of each Portfolio.

Alliance Capital Management L.P. ("Alliance") serves as an investment advisor for the EQ/Alliance Portfolios; EQ/Equity 500 Index, and EQ/Bernstein Diversified Value and Separate Accounts 13, 10, 4 and 3. Alliance is a publicly traded limited partnership which is indirectly majority-owned by Equitable Life and AXA Financial, Inc. (parent to Equitable).

Equitable Life performs all marketing and service functions under the Contract. No commissions are paid for these services.

Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Equitable Funds' portfolio transactions.

At December 31, 2003, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account Nos. 4 and 3 aggregated $187,234,548 (27.2%) and $60,303,971 (55.1%), respectively, of the net assets in these Funds.


5. Substitutions

On November 22, 2002 the EQ/Alliance International Portfolio acquired all the net assets of EQ/Alliance Global pursuant to a substitution transaction. For accounting purposes the transaction was treated as a merger. The substitution was accomplished by a tax-free exchange of 1,104,388 of Class A shares of EQ/Alliance Global (valued at $13,119,770) for 1,761,954 of Class A shares of EQ/Alliance International Portfolio (valued at $13,119,770). The aggregate net assets of EQ/Alliance Global and EQ/Alliance International Portfolios immediately before the substitution were $13,119,770 and $1,008,346, respectively, resulting in combined net assets of $14,128,116.

On November 22, 2002 Separate Account No. 66 redeemed its position in EQ/Alliance Growth Investors and purchased units in Alliance Balanced Portfolio (Separate Account No. 10). For accounting purposes this


                                     SAI-59

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

5. Substitutions (Concluded)

transaction was accounted for as a redemption of shares in EQ/Alliance Growth Investors and purchase of units in the Alliance Balanced Fund. 1,822 Class A units of Alliance Balanced Fund Separate Account 10 (valued at $27,425,748) were purchased. 1,955,686 of Class A Shares of EQ/Alliance Growth Investors (valued at $27,425,748) outstanding on November 22, 2002 were redeemed.

On November 22, 2002 the EQ/Capital Guardian Research Portfolio acquired all the net assets of EQ/MFS Research Portfolio pursuant to a substitution transaction. For accounting purposes the transaction was treated as a merger. The substitution was accomplished by a tax-free exchange of 481,530 of Class B shares of EQ/MFS Research Portfolio (valued at $4,234,226) for 484,120 of Class B shares EQ/Capital Guardian Research Portfolio (valued at $4,234,226). The aggregate net assets of EQ/MFS Research and EQ/Capital Guardian Research Portfolios immediately before the substitution were $4,234,226 and $0, respectively, resulting in combined net assets of $4,234,226.

On July 12, 2002 the EQ/Capital Guardian U.S. Equity Portfolio acquired all the net assets of EQ/AXP New Dimensions Portfolio pursuant to a substitution transaction. For accounting purposes the transaction was treated as a merger. The substitution was accomplished by a tax-free exchange of 23,802 of Class B shares of EQ/AXP New Dimensions Portfolio (valued at $137,706) for 17,166 of Class B shares EQ/Capital Guardian U.S. Equity Portfolio (valued at $137,706). The aggregate net assets of EQ/AXP New Dimensions and EQ/Capital Guardian U.S. Equity Portfolios immediately before the substitution were $137,706 and $425,264, respectively, resulting in combined net assets of $562,970.


6. Asset Charges

Charges and fees relating to the Funds paid to Equitable Life are deducted in accordance with the terms of the various contracts which participate in the Funds. With respect to the Members Retirement Program these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life and are recorded as expenses in the accompanying Statement of Operations. The charges and fees are as follows:

The below discusses expenses related to Separate Accounts Nos. 3, 4 and 10:

o Program Expense Charge--An expense charge is made at an effective annual rate of 1.00% of the combined value of all investment options maintained under the contract with Equitable Life and is deducted monthly.

o Investment Management Fees--An expense charge is made daily at an effective annual rate of 0.50% of the net assets of the Alliance Growth Equity and Alliance Balanced Funds and an effective annual rate of 0.65% for the Alliance Mid Cap Growth Fund.

o Direct Operating and Other Expenses--In addition to the charges and fees mentioned above, the Funds are charged for certain costs and expenses directly related to their operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. These charges and fees are reflected as a reduction of the unit value.

o A record maintenance and report fee of $3.75 is deducted quarterly as a liquidation of fund units.

The below discusses expenses related to Separate Account No. 66:

Administrative fees paid through a liquidation of units in Separate Account No. 66 are shown in the Statements of Changes in Net Assets in Contract maintenance charges. The aggregate of all other fees are included in


                                     SAI-60

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

6. Asset Charges (Concluded)

Asset-based charges in the Statements of Operations. Asset-based charges are comprised of accounting and administration fees.


                                     SAI-61

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

7. Changes in Units Outstanding


     Accumulation units issued and redeemed during the year ended December 31, 2003 were (in thousands):



                                       Alliance          Alliance Growth    Alliance Mid Cap
                                   Balanced Fund (d)       Equity Fund         Growth Fund
                                  ------------------- --------------------- -----------------
                                     2003      2002      2003       2002      2003     2002
                                  --------- --------- ---------- ---------- -------- --------
MRP
Issued ..........................     149       314       39         26        135       82
Redeemed ........................    (115)     (113)     (40)       (31)       (86)     (64)
                                     ----      ----      ---        ---        ---      ---
Net Increase (Decrease) .........      34       201       (1)        (5)        49      (18)
                                     ----      ----      ------     ------     ---      ---


                                    EQ/Alliance
                                    Intermediate                                            EQ/Calvert
                                     Government       EQ/Alliance        EQ/Bernstein        Socially
                                   Securities (e)  International (c)  Diversified Value     Responsible
                                  ---------------- ------------------ ------------------ -----------------
                                     2003    2002     2003     2002     2003      2002     2003     2002
                                  --------- ------ --------- -------- -------- --------- -------- --------
MRP
Net Issued ......................     377     17       159      822      149       164       53       46
Net Redeemed ....................    (168)    --      (121)     (65)     (95)     (102)     (11)     (25)
                                     ----     --      ----      ---      ---      ----      ---      ---
Net Increase (Decrease) .........     209     17        38      757       54        62       42       21
                                     ----     --      ----      ---      ---      ----      ---      ---


                                      EQ/Capital        EQ/Capital       EQ/Capital
                                       Guardian          Guardian         Guardian          EQ/Equity
                                    International       Research(b)    U.S. Equity (a)      500 Index
                                  ------------------ ----------------- --------------- -------------------
                                    2003      2002     2003    2002     2003    2002     2003      2002
                                  -------- --------- -------- -------- -------- ------ --------- ---------
MRP
Net Issued ......................     51      24       86      360       61      18       593       517
Net Redeemed ....................    (17)     (5)     (43)     (39)     (15)     --      (200)     (350)
                                     ---      ---     ---      ---      ---      --       ----      ----
Net Increase (Decrease) .........     33      19       43      321       46      18       393       167
                                     ---      ---     ---      ---      ---      --       ----      ----


                                        EQ/FI
                                      Small/Mid       EQ/MFS Emerging      EQ/Small
                                      Cap Value      Growth Companies    Company Index     EQ/Technology
                                  ------------------ ----------------- ----------------- -----------------
                                     2003     2002     2003     2002     2003     2002     2003     2002
                                  --------- -------- -------- -------- -------- -------- -------- --------
MRP
Net Issued ......................     180      200      206      127      120       56      140       55
Net Redeemed ....................    (123)     (58)     (98)     (48)     (42)     (15)     (70)     (25)
                                     ----      ---      ---      ---      ---      ---      ---      ---
Net Increase (Decrease) .........      57      142      108       79       78       41       70       30
                                     ----      ---      ---      ---      ---      ---      ---      ---


                                     SAI-62

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

7. Changes in Units Outstanding (Concluded)


     Accumulation units issued and redeemed during the year ended December 31, 2003 were (in thousands):

(a) A substitution of EQ/AXP New Dimensions Portfolio for EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002. Units were made available for sale on July 12, 2002 (See Note 5).

(b) A substitution of EQ/MFS Research Portfolio for EQ/Capital Guardian Research Portfolio occurred on November 22, 2002. Units were made available for sale on November 22, 2002 (See Note 5).

(c) A substitution of EQ/Alliance Global Portfolio for EQ/Alliance International Portfolio occurred on November 22, 2002. Units were made available for sale on November 22, 2002 (See Note 5).

(d) A substitution of EQ/Alliance Growth Investors Portfolio for Separate Account No. 10 (Alliance Balanced Portfolio) occurred on November 22, 2002 (See Note 5).

(e)  Units were made available for sale on November 22, 2002.

                                     SAI-63

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

8. Accumulation Unit Values

Equitable Life issues a number of registered group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through Equitable Life are the Retirement Investment Account ("RIA"), Momentum Strategy, Momentum Select and Momentum Solutions ("Momentum series of contracts"), Members Retirement Program ("MRP"), American Dental Association Members Retirement Program ("ADA") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

Institutional units presented on the Statement of Assets and Liabilities reflect investments in the Funds by clients other than contractholders of group annuity contracts issued by Equitable Life. Institutional unit values are determined at the end of each business day. Institutional unit values reflect the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (RIA, MRP, ADA, Momentum series of contracts and EPP) reflect the same investment results as the Institutional unit values presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for MRP contracts in percentage terms.

Expenses as a percentage of average net assets (1.78% in 2003 and 2.02% in 2002 annualized for the Alliance Mid Cap Growth Fund, 1.69% in 2003 and 1.86% in 2002 annualized for the Alliance Growth Equity Fund and 1.71% in 2003 and 1.80% in 2002 annualized for the Alliance Balanced Fund) exclude the effect of the underlying fund portfolios' operating and expense charges borne by the Funds and charges made directly to Contractholder accounts through redemption of units.

Shown below is accumulation unit value information for MRP units outstanding of Separate Accounts 3, 4 and 10 for the periods indicated.

                                                                        Years Ended December 31,
                                                                -----------------------------------------
                                                                     2003          2002          2001
                                                                ------------- ------------- -------------
   Alliance Mid Cap Growth Fund, 1.78%
   Unit Value, end of period ..................................   $  44.47      $  26.74      $  38.49
   Net Assets (000's) .........................................   $ 19,026      $ 10,128      $ 13,899
   Number of units outstanding, end of period (000's) .........        428           379           361
   Total Return* ..............................................      66.31%      ( 30.53)%     ( 19.04)%

   Alliance Growth Equity Fund, 1.69%
   Unit Value, end of period ..................................   $ 251.02      $ 186.97      $ 261.19
   Net Assets (000's) .........................................   $ 38,426      $ 28,750      $ 41,578
   Number of units outstanding, end of period (000's) .........        153           154           159
   Total Return* ..............................................      34.26%      ( 28.42)%     ( 19.44)%

                                     SAI-64

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                     Years Ended December 31,
                                                                -----------------------------------
                                                                    2003        2002        2001
                                                                ----------- ----------- -----------
   Alliance Balanced Fund, 1.71% (a)(b)
   Unit Value, end of period ..................................  $ 41.83     $ 36.08     $ 39.82
   Net Assets (000's) .........................................  $33,059     $27,287     $22,096
   Number of units outstanding, end of period (000's) .........      790         756         555
   Total Return* ..............................................    15.94%      (9.38)%     (5.64)%

(a) A substitution of the Alliance Conservative Investors, EQ/Evergreen Foundation, EQ/Putnam Balanced and Mercury World Strategy Portfolios occurred on May 18, 2001. Units were purchased in Separate Account No. 10 (Alliance Balanced Portfolio).

(b) A substitution of EQ/Alliance Growth Investors Portfolio occurred on November 22, 2002. Units were purchased in Separate Account No. 10 (Alliance Balanced Portfolio) (See Note 5).


>

Shown below is accumulation unit value information for units outstanding of Investment Options in Separate Account No. 66 throughout the periods indicated.

Certain investment options are charged administrative expenses as a percentage of average net assets (1.00% annualized for MRP). These exclude the effect of the underlying fund portfolios and charges made directly to Contractowner accounts through redemption of units. Under MRP contracts certain investment options may not be charged for Asset-based charges. Amounts appearing as Asset-based charges in the Statements of Operations for these investment options are the result of other contracts investing in Separate Account No. 66.



                                                                           Years Ended December 31,
                                                              --------------------------------------------------
                                                                  2003         2002         2001     2000   1999
                                                              ----------- ------------- ----------- ------ -----
EQ/Alliance Intermediate Government Securities 1.00%
 MRP (h)
 Unit value, end of period ..................................  $ 10.16      $  10.09           --    --     --
 Net Assets (000's) .........................................  $ 2,300      $    172           --    --     --
 Number of units outstanding, end of period (000's) .........      226            17           --    --     --
 Total Return* ..............................................     0.69%         0.90%          --    --     --
EQ/Alliance International 1.00%
 MRP (d)
 Unit value, end of period ..................................  $ 14.48      $  10.84           --    --     --
 Net Assets (000's) .........................................  $11,487      $  8,206           --    --     --
 Number of units outstanding, end of period (000's) .........      795           757           --    --     --
 Total Return* ..............................................    33.59%         8.40%          --    --     --
EQ/Bernstein Diversified Value 1.00% (e)
 MRP
 Unit value, end of period ..................................  $ 10.89      $   8.57     $  10.08    --     --
 Net Assets (000's) .........................................  $ 5,306      $  3,711     $  3,740    --     --
 Number of units outstanding, end of period (000's) .........      487           433          371    --     --
 Total Return* ..............................................    27.07%       (14.98)%       0.83%   --     --



                                     SAI-65

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                                  Years Ended December 31,
                                                              -----------------------------------------------------------------
                                                                  2003          2002          2001         2000         1999
                                                              ------------ ------------- ------------- ------------ -----------
EQ/Calvert Socially Responsible 1.00% (a)
 MRP
 Unit value, end of period ..................................   $  7.41      $   5.87      $   8.10      $   9.63          --
 Net Assets (000's) .........................................     7,735      $    332      $    292      $    116          --
 Number of units outstanding, end of period (000's) .........        99            57            36            12          --
 Total Return* ..............................................     26.24%       (27.58)%      (15.89)%      ( 1.19)%        --
EQ/Capital Guardian International 1.00% (b)
 MRP
 Unit value, end of period ..................................   $  8.82      $   6.74      $   8.05            --          --
 Net Assets (000's) .........................................   $   489      $    148      $     24            --          --
 Number of units outstanding, end of period (000's) .........        55            22             3            --          --
 Total Return* ..............................................     30.86%       (16.27)%      (19.52)%          --          --
EQ/Capital Guardian Research (c)
 MRP
 Unit value, end of period ..................................   $ 14.10      $  10.87            --            --          --
 Net Assets (000's) .........................................   $ 5,142      $  3,489            --            --          --
 Number of units outstanding, end of period (000's) .........       364           321            --            --          --
 Total Return* ..............................................     29.72%         8.70%           --            --          --
EQ/Capital Guardian U.S. Equity (g)
 MRP
 Unit value, end of period ..................................   $ 12.24      $   9.09            --            --          --
 Net Assets (000's) .........................................   $   789      $    164            --            --          --
 Number of units outstanding, end of period (000's) .........        64            18            --            --          --
 Total Return* ..............................................     34.63%       ( 9.09)%          --            --          --
EQ/Equity 500 Index 1.00% (f)
 MRP
 Unit value, end of period ..................................   $  7.32      $   5.81      $   7.60      $   8.78    $  13.38
 Net Assets (000's) .........................................   $ 6,978      $  6,298      $  6,969      $  7,472    $  7,078
 Number of units outstanding, end of period (000's) .........     1,477         1,084           917           851         529
 Total Return* ..............................................     26.00%       (23.55)%      (13.44)%      (34.38)%     18.62%
EQ/FI Small/Mid Cap Value 1.00%
 MRP
 Unit value, end of period ..................................   $ 11.08      $   8.43      $  10.05      $   9.81    $   9.46
 Net Assets (000's) .........................................   $ 4,772      $  3,153      $  2,332      $  1,550    $  1,504
 Number of units outstanding, end of period (000's) .........       431           374           232           158         159
 Total Return* ..............................................     31.44%       (16.11)%        2.45%         3.70%       0.42%
EQ/MFS Emerging Growth Companies 1.00% (a)
 MRP
 Unit value, end of period ..................................   $  4.29      $   3.36      $   5.20      $   8.00          --
 Net Assets (000's) .........................................   $ 1,265      $    629      $    562      $    472          --
 Number of units outstanding, end of period (000's) .........       295           187           108            59          --
 Total Return* ..............................................     27.68%       (35.32)%      (35.00)%      (20.00)%        --



                                     SAI-66

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Continued)
     December 31, 2003
     -----------------------------------------

8. Accumulation Unit Values (Continued)


                                                                           Years Ended December 31,
                                                              ---------------------------------------------------
                                                                  2003         2002         2001      2000   1999
                                                              ----------- ------------- ------------ ------ -----
EQ/Small Company Index 1.00% (b)
 MRP
 Unit value, end of period ..................................  $  11.18     $   7.76      $   9.97     --     --
 Net Assets (000's) .........................................  $  1,756     $    608      $    379     --     --
 Number of units outstanding, end of period (000's) .........       157           79            38     --     --
 Total Return* ..............................................     44.07%      (22.17)%      ( 0.30)%   --     --
EQ/Technology 1.00% (b)
 MRP
 Unit value, end of period ..................................  $   6.74     $   4.76      $   8.16     --     --
 Net Assets (000's) .........................................  $    865     $    276      $    228     --     --
 Number of units outstanding, end of period (000's) .........       128           58            28     --     --
 Total Return* ..............................................     41.61%      (41.68)%      (18.36)%   --     --

(a)  Units were made available for sale on May 1, 2000.
(b)  Units were made available for sale on May 18, 2001.
(c) A substitution of EQ/MFS Research Portfolio for EQ/Capital Guardian Research Portfolio occurred on November 22, 2002. Units were made available for sale on November 22, 2002 (See Note 5).
(d) A substitution of EQ/Alliance Global Portfolio for EQ/Alliance International Portfolio occurred on November 22, 2002. Units were made available for sale on November 22, 2002 (See Note 5).
(e) A substitution of T. Rowe Equity Income Portfolio for EQ/Bernstein Diversified Portfolio occurred on May 18, 2001. Units were made available for sale on May 18, 2001 (See Note 5).
(f) A substitution of BT Equity 500 Index for EQ/Equity 500 Index occurred on October 6, 2000. Units were made available for sale on October 6, 2000.
(g) A substitution of EQ/AXP New Dimensions Portfolio for EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002. Units were made available for sale on November 22, 2002 (See Note 5).
(h)  Units were made available for sale on November 22, 2002.
(*) These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.



                                     SAI-67

Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled) and 66 of The Equitable Life Assurance Society of the United States


     Notes to Financial Statements (Concluded)
     December 31, 2003
     -----------------------------------------

9. Investment Income Ratio

Shown below is the Investment Income Ratio throughout the periods indicated for Separate Accounts 3, 4 and 10. The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the periods indicated.

                                                    Year Ended December 31,
                                       -------------------------------------------------
                                       2003      2002      2001      2000      1999
                                       --------- --------- --------- --------- ---------
Alliance Balanced Fund ............... 2.25      2.89      3.43      3.56      3.39
Alliance Growth Equity Fund .......... 0.47      0.40      0.46      0.45      0.54
Alliance Mid Cap Growth Fund ......... 0.27      0.26      0.45      0.74      0.77

Shown below is the Investment Income Ratio throughout the periods indicated for Separate Account No. 66. These amounts represent the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

                                                                       Six Months Ended June 30,
                                                         ------------------------------------------------------
                                                            2003       2002       2001        2000      1999
                                                         ---------- ---------- ---------- ---------- ----------
EQ/Alliance Intermediate Government Securities .........    4.29%      6.12%      4.14%       3.20%     4.14%
EQ/Alliance International ..............................    2.02%        --       1.82%       0.43%       --
EQ/Bernstein Diversified Value .........................    1.41%      1.71%      1.34%       1.15%     7.21%
EQ/Calvert Socially Responsible ........................      --         --       2.95%      12.16%     1.61%
EQ/Capital Guardian International ......................    1.48%      1.76%      2.13%       0.79%       --
EQ/Capital Guardian Research ...........................    0.44%      0.58%      0.32%       1.34%     0.54%
EQ/Capital Guardian U.S. Equity ........................    0.37%      0.53%      0.48%       1.56%     0.76%
EQ/Equity 500 Index ....................................    1.31%      2.03%      0.95%       1.45%     0.87%
EQ/FI Small/Mid Cap Value ..............................    0.39%      0.61%      0.69%       0.91%     0.17%
EQ/MFS Emerging Growth Companies .......................      --         --       0.02%       1.99%     3.25%
EQ/Small Company Index .................................    0.37%      0.67%      1.58%         --        --
EQ/Technology ..........................................      --         --         --          --        --



                                     SAI-68

                         REPORT OF INDEPENDENT AUDITORS





To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying consolidated balance sheets and the related consolidated statement of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 2003 and December 31, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.




/s/ PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2003 AND 2002

                                                                               December 31,         December 31,
                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)
ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value..............  $    29,095.5        $    26,278.9
  Mortgage loans on real estate.............................................        3,503.1              3,746.2
  Equity real estate, held for the production of income.....................          656.5                717.3
  Policy loans..............................................................        3,894.3              4,035.6
  Other equity investments..................................................          789.1                720.3
  Other invested assets.....................................................        1,101.6              1,327.6
                                                                              -----------------    -----------------
      Total investments.....................................................       39,040.1             36,825.9
Cash and cash equivalents...................................................          722.7                269.6
Cash and securities segregated, at estimated fair value.....................        1,285.8              1,174.3
Broker-dealer related receivables...........................................        2,284.7              1,446.2
Deferred policy acquisition costs...........................................        6,290.4              5,801.0
Goodwill and other intangible assets, net...................................        3,513.4              3,503.8
Amounts due from reinsurers.................................................        2,460.4              2,351.7
Loans to affiliates, at estimated fair value................................          400.0                413.0
Other assets................................................................        3,829.7              4,028.7
Separate Accounts' assets...................................................       54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    25,307.7        $    23,037.5
Future policy benefits and other policyholders liabilities..................       13,934.7             13,975.7
Broker-dealer related payables..............................................        1,261.8                731.0
Customers related payables..................................................        1,897.5              1,566.8
Amounts due to reinsurers...................................................          936.5                867.5
Short-term and long-term debt...............................................        1,253.2              1,274.7
Federal income taxes payable................................................        2,362.8              2,006.4
Other liabilities...........................................................        2,006.9              1,751.8
Separate Accounts' liabilities..............................................       54,300.6             38,883.8
Minority interest in equity of consolidated subsidiaries....................        1,744.9              1,816.6
Minority interest subject to redemption rights..............................          488.1                515.4
                                                                              -----------------    -----------------
      Total liabilities.....................................................      105,494.7             86,427.2
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
  issued and outstanding....................................................            2.5                  2.5
Capital in excess of par value..............................................        4,848.2              4,812.8
Retained earnings...........................................................        3,027.1              2,902.7
Accumulated other comprehensive income......................................          892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................        8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $   114,265.3        $    94,826.3
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,376.7       $     1,315.5      $     1,342.3
Premiums......................................................          889.4               945.2            1,019.9
Net investment income.........................................        2,386.9             2,377.2            2,404.3
Investment losses, net........................................          (62.3)             (278.5)            (207.3)
Commissions, fees and other income............................        2,811.8             2,987.6            3,108.5
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        7,402.5             7,347.0            7,667.7
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,708.2             2,036.0            1,888.8
Interest credited to policyholders' account balances..........          969.7               972.5              981.7
Compensation and benefits.....................................        1,327.0             1,244.3            1,307.1
Commissions...................................................          991.9               788.8              742.1
Distribution plan payments....................................          370.6               392.8              429.1
Amortization of deferred sales commissions....................          208.6               229.0              230.8
Interest expense..............................................           82.3                95.7              102.6
Amortization of deferred policy acquisition costs.............          434.6               296.7              287.9
Capitalization of deferred policy acquisition costs...........         (990.7)             (754.8)            (746.4)
Rent expense..................................................          165.8               168.8              157.5
Amortization of goodwill and other intangible assets, net.....           21.9                21.2              178.2
Alliance charge for mutual fund matters and legal
  proceedings.................................................          330.0                 -                  -
Other operating costs and expenses............................          832.4               827.4              815.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,452.3             6,318.4            6,374.8
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before Federal
  income taxes and minority interest..........................          950.2             1,028.6            1,292.9
Federal income tax expense....................................         (240.5)              (50.9)            (316.2)
Minority interest in net income of consolidated subsidiaries..         (188.7)             (362.8)            (370.1)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................          521.0               614.9              606.6
Earnings from discontinued operations, net of Federal
    income taxes..............................................            3.4                 5.6               43.9
Cumulative effect of accounting changes, net of Federal
    income taxes..............................................            -                 (33.1)              (3.5)
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $      524.4       $       587.4      $       647.0
                                                                =================  =================  =================






                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         2003               2002               2001
                                                                   -----------------   ----------------   ----------------
                                                                                       (In Millions)

Common stock, at par value, beginning and end of year.........      $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year as previously
   reported...................................................            4,753.8            4,694.6            4,723.8
Prior period adjustment related to deferred Federal
    income taxes..............................................               59.0               59.0               59.0
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, beginning of year as restated.            4,812.8            4,753.6            4,782.8
Increase (decrease) in paid in capital in excess of par value.               35.4               59.2              (29.2)
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year...................            4,848.2            4,812.8            4,753.6
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year as previously reported...            2,740.6            2,653.2            3,706.2
Prior period adjustment related to deferred Federal
   income taxes...............................................              162.1              162.1              162.1
                                                                   -----------------   ----------------   ----------------
Retained earnings, beginning of year as restated..............            2,902.7            2,815.3            3,868.3
Net earnings..................................................              524.4              587.4              647.0
Shareholder dividends paid....................................             (400.0)            (500.0)          (1,700.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year................................            3,027.1            2,902.7            2,815.3
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income ,
  beginning of year...........................................              681.1              215.4               12.8
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...........              892.8              681.1              215.4
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year.......................      $     8,770.6       $    8,399.1       $    7,786.8
                                                                   =================   ================   ================

COMPREHENSIVE INCOME
Net earnings..................................................      $       524.4       $      587.4       $      647.0
                                                                   -----------------   ----------------   ----------------
Change in unrealized gains (losses), net of reclassification
   adjustments................................................              211.7              465.6              202.6
Minimum pension liability adjustment..........................                -                   .1                -
                                                                   -----------------   ----------------   ----------------
Other comprehensive income....................................              211.7              465.7              202.6
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..........................................      $       736.1       $    1,053.1       $      849.6
                                                                   =================   ================   ================












                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                       2003                2002               2001
                                                                 -----------------   -----------------  -----------------
                                                                                      (In Millions)

Net earnings..................................................    $       524.4       $      587.4       $       647.0
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........            969.7              972.5               981.7
  Universal life and investment-type product
    policy fee income.........................................         (1,376.7)          (1,315.5)           (1,342.3)
  Net change in broker-dealer and customer related
    receivables/payables......................................             22.5             (237.3)              181.0
  Investment losses, net......................................             62.3              278.5               207.3
  Change in deferred policy acquisition costs.................           (556.1)            (458.1)             (458.5)
  Change in future policy benefits............................            (97.4)             218.0               (15.1)
  Change in property and equipment............................            (55.8)             (76.6)             (229.2)
  Change in Federal income tax payable........................            246.3               93.3              (231.5)
  Change in accounts payable and accrued expenses.............            276.8               (8.9)              (36.8)
  Change in segregated cash and securities, net...............           (111.5)             240.8              (108.8)
  Minority interest in net income of consolidated
     subsidiaries.............................................            188.7              362.8               370.1
  Change in fair value of guaranteed minimum income
     benefit reinsurance contracts............................             91.0             (120.0)                -
  Amortization of deferred sales commissions..................            208.6              229.0               230.8
  Amortization of goodwill and other intangible assets, net...             21.9               21.2               178.2
  Other, net..................................................            272.6             (114.2)              121.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.....................            687.3              672.9               495.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          4,216.4            2,996.0             2,454.6
  Sales.......................................................          4,818.2            8,035.9             9,285.2
  Purchases...................................................        (11,457.9)         (12,709.0)          (11,833.0)
  Change in short-term investments............................            334.3             (568.9)              211.8
  Acquisition of subsidiary ..................................              -               (249.7)                -
  Loans to affiliates.........................................              -                  -                (400.0)
  Other, net..................................................             89.3              126.6               (80.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................         (1,999.7)          (2,369.1)             (361.7)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
     Deposits.................................................          5,639.1            4,328.5             3,198.8
     Withdrawals and transfers to Separate Accounts...........         (3,181.1)          (2,022.9)           (2,458.1)
  Net change in short-term financings.........................            (22.1)            (201.2)             (552.8)
  Additions to long-term debt.................................              -                  -                 398.1
  Shareholder dividends paid..................................           (400.0)            (500.0)           (1,700.0)
  Other, net..................................................           (270.4)            (318.6)             (456.9)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities..............          1,765.5            1,285.8            (1,570.9)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................            453.1             (410.4)           (1,436.8)
Cash and cash equivalents, beginning of year..................            269.6              680.0             2,116.8
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $       722.7       $      269.6       $       680.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
                                    CONTINUED

                                                                      2003               2002               2001
                                                                -----------------  -----------------  -----------------
                                                                                    (In Millions)


Supplemental cash flow information:
  Interest Paid...............................................   $       91.0       $        80.5      $        82.1
                                                                =================  =================  =================
  Income Taxes (Refunded) Paid................................   $      (45.7)      $      (139.6)     $       524.2
                                                                =================  =================  =================










                 See Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1)      ORGANIZATION

        The Equitable Life Assurance Society of the United States ("Equitable Life") is an indirect, wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company," and collectively with its consolidated subsidiaries, "AXA Financial"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiary, Equitable of Colorado ("EOC"). Equitable Life's investment management business, which comprises the Investment Services segment, is principally conducted by Alliance Capital Management L.P. ("Alliance").

        In October 2000, Alliance acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, Equitable Life and its consolidated subsidiaries (collectively, the "Company") acquired 8.16 million units in Alliance ("Alliance Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2). Upon completion of this transaction the Company's beneficial ownership in Alliance increased by approximately 3.2%. The Company's consolidated economic interest in Alliance was 42.6% at December 31, 2003, and together with the Holding Company's economic interest in Alliance was approximately 55.5%.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been the Holding Company's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding Holding Company common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into the Holding Company, resulting in AXA Financial becoming a wholly owned subsidiary of AXA.


2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of Equitable Life and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally Alliance; and those investment companies, partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2003," "2002" and "2001" refer to the years ended December 31, 2003, 2002 and 2001, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods with the current presentation.

        Prior Period Adjustment
        -----------------------

        A review by Equitable Life in 2003 of Federal income tax assets and liabilities identified an overstatement of the deferred Federal income tax liability related to the years ended December 31, 2000 and earlier. As a result, the Federal income tax liability as of December 31, 2002 has been reduced by $221.1 million, and the consolidated shareholder's equity as of December 31, 2002 and 2001 has been increased by $221.1 million, with no impact on the consolidated statements of earnings for the years ended December 31, 2002 and 2001 or any prior period after the adoption on January 1, 1992 of SFAS No. 109, "Accounting for Income Taxes." This adjustment has been reported in the accompanying financial statements as an increase in consolidated shareholder's equity as of January 1, 2001.

        Closed Block
        ------------

        When it demutualized on July 22, 1992, Equitable Life established a Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for the payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Other Discontinued Operations
        -----------------------------

        In 1991, management discontinued the business of certain pension operations ("Other Discontinued Operations"). Other Discontinued Operations at December 31, 2003 principally consists of the group non-participating wind-up annuities ("Wind-Up Annuities"), for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2003 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of invested assets ("Discontinued Operations Investment Assets") held by Other Discontinued Operations. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the Other Discontinued Operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Other Discontinued Operations. See Note 8.

        Accounting Changes
        ------------------

        In January 2003, the Financial Accounting Standards Board (the "FASB") issued Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 addresses when it is appropriate to consolidate financial interests in a VIE, a new term to define a business structure that either (i) does not have equity investors with voting or other similar rights or (ii) has equity investors that do not provide sufficient financial resources to support its activities. For entities with these characteristics, including many formerly known as special purpose entities ("SPEs"), FIN No. 46 imposes a consolidation standard that focuses on the relative exposures of the participants to the economic risks and rewards from the net assets of the VIE rather than on ownership of its voting interests, if any, to determine whether a parent-subsidiary relationship exists. Under FIN No. 46, the party with a majority of the economic risks or rewards associated with a VIE's activities, including those conveyed by guarantees, commitments, derivatives, credit enhancements, and similar instruments or obligations, is the "primary beneficiary" and, therefore, is required to consolidate the VIE.

        Transition to the consolidation requirements of FIN No. 46 began in first quarter 2003, with immediate application to all new VIEs created after January 31, 2003, and was expected to be followed by application beginning in third quarter 2003 to all existing VIEs. However, in October 2003, the FASB deferred the latter transition date to December 31, 2003 and, likewise, extended the related transitional requirements to disclose if it is "reasonably possible" that a company will have a significant, but not necessarily consolidated, variable interest in a VIE when the consolidation requirements become effective. On December 24, 2003, the FASB issued FIN No. 46(Revised) ("FIN No. 46(R)"), containing significant modifications to the original interpretation issued in January 2003 and delaying the requirement to consolidate all VIEs for which the company's financial interest therein constitutes a primary beneficiary relationship until March 31, 2004. Although the consolidation requirements of FIN No. 46(R) generally begin in first quarter 2004, no delay was afforded to consolidation of SPEs. However, at December 31, 2003, no entities in which the Company had economic interests were identified as SPEs under the rules previously in effect.

        While FIN No. 46(R) supports the same underlying principle put forth in the original interpretation, it addresses issues that arose as companies analyzed the potential impact of adopting FIN No. 46's consolidation requirements and resolves some of those issues in a manner expected to make implementation less onerous for certain entities with financial interests in VIEs. The most notable departure of FIN No. 46(R) from the original interpretation is the revised treatment of "decision maker" fees (such as asset management fees) to include only their variability in the calculation of a VIE's expected residual returns. Prior to this change, inclusion of decision maker fees on a gross basis created a bias towards consolidation by a decision maker as the recipient of a majority of a VIE's economic rewards unless another party absorbed a majority of the VIE's economic risks.

        At December 31, 2003, the Insurance Group's General Account had VIEs deemed to be significant under FIN No. 46 totaling $105.8 million. VIEs totaling $45.5 million and $60.3 million are reflected in the consolidated balance sheets as fixed maturities (collateralized debt obligations) and other equity investments (principally, investment limited partnerships), respectively, and are subject to ongoing review for impairment in value. These VIEs and approximately $17.1 million of funding commitments to the investment limited partnerships at December 31, 2003 represent the Insurance Group's maximum exposure to loss from its direct involvement with these VIEs. The Insurance Group has no further economic interests in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations. As a result of management's review and the FASB's implementation guidance to date, these VIEs are not expected to require consolidation because management has determined that the Insurance Group is not the primary beneficiary.

        Management of Alliance has reviewed its investment management agreements, its investments in and other financial arrangements with certain entities that hold client assets under management of approximately $48 billion. These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures, to determine the entities that Alliance would be required to consolidate under FIN No. 46(R).

        As a result of its review, which is still ongoing, Alliance's management believes it is reasonably possible that Alliance will be required to consolidate an investment in a joint venture arrangement including the joint venture's funds under management, and one hedge fund as of March 31, 2004. These entities have client assets under management totaling approximately $231 million. However, Alliance's total investment in these entities is approximately $.4 million and its maximum exposure to loss is limited to its investments and prospective investment management fees. Consolidation of these entities would result in increases in Alliance's assets, principally investments, and in its liabilities, principally minority interests in consolidated entities, of approximately $231 million.

        Alliance derives no direct benefit from client assets under management other than investment management fees and cannot utilize those assets in its operations.

        Alliance has significant variable interests in certain other VIEs with approximately $1.1 billion in client assets under management. However, these VIEs do not require consolidation because Alliance's management has determined that Alliance is not the primary beneficiary. Alliance's maximum exposure to loss to these entities is limited to a nominal investment and prospective investment management fees.

        FIN No. 46(R) is highly complex and requires significant estimates and judgments as to its application. Since implementation of the consolidation of VIEs under FIN No. 46(R) generally has been deferred to reporting periods ending after March 15, 2004 and the FASB is continuing to develop guidance on implementation issues, management's assessment of the effect of FIN No. 46(R) is ongoing and its initial conclusions regarding the consolidation of VIEs may change.

        On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". SFAS No. 142 embraced an entirely new approach to accounting for goodwill by eliminating the long-standing requirement for systematic amortization and instead imposing periodic impairment testing to determine whether the fair value of the reporting unit to which the goodwill is ascribed supports its continued recognition. Concurrent with its adoption of SFAS No. 142, the Company ceased to amortize goodwill. Amortization of goodwill and other intangible assets for the year ended December 31, 2001 was approximately $73.4 million, net of minority interest of $104.7 million, of which $7.6 million, net of minority interest of $13.6 million, related to other intangible assets. Net income, excluding goodwill amortization expense, for the year ended December 31, 2001 would have been $712.8 million. The carrying amount of goodwill was $3,140.6 million and $3,112.2 million, respectively, at December 31, 2003 and 2002 and relates solely to the Investment Services segment. No losses resulted in 2003 and 2002 from the annual impairment testing of goodwill and indefinite-lived intangible assets. Amounts presently estimated to be recorded in each of the succeeding five years ending December 31, 2008 for amortization of other intangible assets are not expected to vary significantly from the amount for the full year December 31, 2003 of $9.3 million, net of minority interest of $12.6 million. Amortization of other intangible assets for the year ended December 31, 2002 was $8.6 million, net of minority interest of $12.6 million. The gross carrying amount and accumulated amortization of other intangible assets were $534.8 million and $162.0 million, respectively, at December 31, 2003 and $531.7 million and $140.1 million, respectively, at December 31, 2002. SFAS No. 144 retains many of the fundamental recognition and measurement provisions previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of," except for the removal of goodwill from its scope, inclusion of specific guidance on cash flow recoverability testing and the criteria that must be met to classify a long-lived asset as held-for-sale. SFAS No. 141 and No. 144 had no material impact on the results of operations or financial position of the Company upon their adoption on January 1, 2002.

        Effective January 1, 2002, the Company changed its method of accounting for liabilities associated with variable annuity contracts that contain guaranteed minimum death benefit ("GMDB") and guaranteed minimum income benefit ("GMIB") features, to establish reserves for the Company's estimated obligations associated with these features. The method was changed to achieve a better matching of revenues and expenses. The initial impact of adoption as of January 1, 2002 resulted in a charge of $33.1 million for the cumulative effect of this accounting change, net of Federal income taxes of $17.9 million, in the consolidated statements of earnings. Prior to the adoption of this accounting change, benefits under these features were expensed as incurred. The impact of this change was to reduce Earnings from continuing operations in 2002 by $113.0 million, net of Federal income taxes of $61.0 million. The pro-forma effect of retroactive application of this change on 2001 results of operations was not material.

        On January 1, 2001, the Company adopted SFAS No. 133, as amended, that established new accounting and reporting standards for all derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. With respect to free-standing derivative positions, at January 1, 2001, the Company recorded a cumulative-effect-type charge to earnings of $3.5 million to recognize the difference between the carrying values and fair values. With respect to embedded derivatives, the Company elected a January 1, 1999 transition date, thereby effectively "grandfathering" existing accounting for derivatives embedded in hybrid instruments. As a consequence of this election, coupled with interpretive guidance specifically related to insurance contracts and features, adoption of the new requirements for embedded derivatives had no material impact on the Company's results of operations or its financial position. None of the Company's derivatives were designated as qualifying hedges under SFAS No. 133 and, consequently, required mark-to-market accounting through earnings for changes in their fair values beginning January 1, 2001. Upon its adoption of SFAS No. 133, the Company reclassified $256.7 million of held-to-maturity securities as available-for-sale. This reclassification resulted in an after-tax cumulative-effect-type adjustment of $8.9 million in other comprehensive income, representing the after-tax unrealized gain on these securities at January 1, 2001.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 established financial accounting and reporting standards for costs associated with exit or disposal activities initiated after December 31, 2002 and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity is recognized only when the liability is incurred and measured initially at fair value. However, the cost of termination benefits provided under the terms of an ongoing benefit arrangement, such as a standard severance offering based on years of service, continues to be covered by other accounting pronouncements and is unchanged by SFAS No. 146. No material impact on the results of operations or financial position of the Company resulted in 2003 from compliance with these new recognition and measurement provisions.

        In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 addresses the disclosures made by a guarantor in its interim and annual financial statements about obligations under guarantees. FIN No. 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee for the obligations that the guarantor has undertaken in issuing that guarantee. The fair value reporting provisions of FIN No. 45 were applied on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim or annual periods ending after December 15, 2002 (see Note 15). The initial recognition and initial measurement provisions were applied only on a prospective basis to guarantees issued or modified after December 31, 2002 and had no material impact on the Company's results of operations or financial position upon adoption.

        The Company adopted SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for classification and measurement of certain financial instruments with characteristics of both liabilities and equity in the statement of financial position. SFAS No. 150 had no material impact on the Company's results of operations or financial position upon adoption.

        New Accounting Pronouncements
        -----------------------------

        In July 2003, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 is effective as of January 1, 2004, and will require a change in the Company's accounting policies relating to (a) general account interests in separate accounts, (b) assets and liabilities associated with market value-adjusted annuities, (c) liabilities related to group pension participating contracts, and (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and universal life contracts. The method of accounting that the Company adopted in 2002 for GMDB and GMIB liabilities is consistent with the requirements of SOP 03-1. Management expects that the impact of adopting SOP 03-1 on January 1, 2004 will result in a one-time decrease to net earnings of approximately $(1.0) million related to the cumulative effect of the required changes in accounting. Approximately $12.5 million of the cumulative effect adjustment represents a reclassification of investment income previously reported in the consolidated statements of earnings to unrealized gains included in other comprehensive income. Therefore, shareholders' equity is expected to increase approximately $11.5 million as a result of the implementation of SOP 03-1. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment.

        Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:


           o Management having the authority to approve the action commits the organization to a plan to sell the property.

           o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.

           o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.

           o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.

           o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

           o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        In the fourth quarter of 2003, three real estate investments met the criteria of real estate held-for-sale. As a result, the Company transferred these investments with a total carrying value of $56.9 million from real estate held for the production of income to real estate held-for-sale. This amount is included in the Other assets line in the 2003 consolidated balance sheet. The results of operations for these properties in each of the three years ended December 31, 2003 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        ------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to Other Discontinued Operations, Closed Block policyholders dividend obligation, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Expected future gross profit assumptions related to Separate Account performance are set by management using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (7.05% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (13.05% net of product weighted average Separate Account fees) and 0% (-1.95% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2003, current projections of future average gross market returns assume a 4.7% return for 2004 which is within the maximum and minimum limitations and assume a reversion to the mean of 9.0% after 1 year.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has improved in recent periods.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2003, the average rate of assumed investment yields, excluding policy loans, was 7.9% grading to 7.3% over 7 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholders' equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        Equitable Life issues certain variable annuity products with a GMDB feature. Equitable Life also issues certain variable annuity products that contain a GMIB feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        The GMIB reinsurance contracts are considered derivatives under SFAS No. 133 and, therefore, are required to be reported in the balance sheet at their fair value. GMIB fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 8.63% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $69.9 million and $86.0 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, respectively, $1,109.3 million and $1,088.9 million of DI reserves and associated liabilities were ceded through an indemnity reinsurance agreement principally with a single reinsurer (see Note 12). Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Incurred benefits related to current year..........  $        33.8       $       36.6       $       44.0
        Incurred benefits related to prior years...........           (2.8)              (6.3)             (10.6)
                                                            -----------------   ----------------   -----------------
        Total Incurred Benefits............................  $        31.0       $       30.3       $       33.4
                                                            =================   ================   =================

        Benefits paid related to current year..............  $        12.1       $       11.5       $       10.7
        Benefits paid related to prior years...............           34.9               37.2               38.8
                                                            -----------------   ----------------   -----------------
        Total Benefits Paid................................  $        47.0       $       48.7       $       49.5
                                                            =================   ================   =================

        Policyholders' Dividends
        ------------------------
        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

        At December 31, 2003, participating policies, including those in the Closed Block, represent approximately 18.7% ($34.7 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------
        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2003, 2002 and 2001, investment results of such Separate Accounts were losses of $(466.2) million, $(4,740.7) million and $(2,214.4) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------
        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of Alliance, for substantially all private client transactions and certain institutional investment management client transactions. Certain investment advisory contracts provide for a performance fee, in addition to or in lieu of a base fee, that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance fees are recorded as revenue at the end of the measurement period. Transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of Alliance, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Alliance mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2003 and 2002, respectively, net deferred sales commissions totaled $387.2 million and $500.9 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2003 net balance for each of the next five years is approximately $386.0 million.

        Alliance's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. Alliance's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management of back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the last five years. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions. Alliance's management considers the results of these analyses performed at various dates. If Alliance's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using Alliance's management's best estimate of future cash flows discounted to a present value amount. As such, given the volatility and uncertainty of capital markets and future redemption, Alliance's management believes these to be critical accounting estimates.

        Other Accounting Policies
        -------------------------

        In accordance with regulations of the Securities and Exchange Commission ("SEC"), securities with a fair value of $1.29 billion and $1.17 billion have been segregated in a special reserve bank custody account at December 31, 2003 and 2002, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 under the Securities Exchange Act of 1934, as amended.

        Intangible assets include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

        The Holding Company and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        32.6 million of private Alliance Units issued to former Bernstein shareholders in connection with Alliance's acquisition of Bernstein. The Holding Company agreed to provide liquidity to these former Bernstein shareholders after a two-year lock-out period which ended October 2002. The Company acquired 8.16 million of the former Bernstein shareholders' Alliance Units in 2002. The outstanding 32.6 million Alliance Units may be sold to the Holding Company at the prevailing market price over the remaining six years ending in 2009. Generally, not more than 20% of the original Alliance Units issued to the former Bernstein shareholders may be put to the Holding Company in any one annual period.

        The Company accounts for its stock option plans and other stock-based compensation plans in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 22 for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   Gross              Gross
                                              Amortized          Unrealized         Unrealized          Estimated
                                                 Cost              Gains              Losses            Fair Value
                                            ---------------   -----------------  -----------------   ---------------
                                                                         (In Millions)

        December 31, 2003
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,653.7     $    1,726.2       $       84.7       $   22,295.2
            Mortgage-backed...............         3,837.0             57.0               17.4            3,876.6
            U.S. Treasury, government
              and agency securities.......           812.3             58.7                 .5              870.5
            States and political
              subdivisions................           188.2             14.1                2.0              200.3
            Foreign governments...........           248.4             45.9                 .3              294.0
            Redeemable preferred stock....         1,412.0            151.1                4.2            1,558.9
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    27,151.6     $    2,053.0       $      109.1       $   29,095.5
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        11.6     $        1.2       $         .2       $       12.6
          Trading securities..............             1.9               .6                1.5                1.0
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        13.5     $        1.8       $        1.7       $       13.6
                                            ================= =================  =================  ================

        December 31, 2002
        -----------------
        Fixed Maturities:
          Available for Sale:
            Corporate.....................   $    20,084.0     $    1,491.0       $      269.0       $   21,306.0
            Mortgage-backed...............         2,419.2             99.2                -              2,518.4
            U.S. Treasury, government
              and agency securities.......           895.5             84.1                -                979.6
            States and political
              subdivisions................           197.6             17.9                -                215.5
            Foreign governments...........           231.8             37.4                 .8              268.4
            Redeemable preferred stock....           923.7             71.4                4.1              991.0
                                            ----------------- -----------------  -----------------  ----------------
              Total Available for Sale....   $    24,751.8     $    1,801.0       $      273.9       $   26,278.9
                                            ================= =================  =================  ================

        Equity Securities:
          Available for sale..............   $        37.6     $        2.0       $        3.4       $       36.2
          Trading securities..............             3.3               .8                3.0                1.1
                                            ----------------- -----------------  -----------------  ----------------
        Total Equity Securities...........   $        40.9     $        2.8       $        6.4       $       37.3
                                            ================= =================  =================  ================

        For publicly-traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2003 and 2002, securities without a readily ascertainable market value having an amortized cost of $4,462.1 million and $4,899.8 million, respectively, had estimated fair values of $4,779.6 million and $5,137.2 million, respectively.

        The contractual maturity of bonds at December 31, 2003 is shown below:

                                                                                        Available for Sale
                                                                                ------------------------------------
                                                                                   Amortized          Estimated
                                                                                     Cost             Fair Value
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Due in one year or less................................................  $      495.5       $      514.8
        Due in years two through five..........................................       4,981.3            5,386.0
        Due in years six through ten...........................................       9,760.8           10,595.8
        Due after ten years....................................................       6,665.0            7,163.4
        Mortgage-backed securities.............................................       3,837.0            3,876.6
                                                                                ----------------   -----------------
        Total..................................................................  $   25,739.6       $   27,536.6
                                                                                ================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process culminates with a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. The review considers an analysis of individual credit metrics of each issuer as well as industry fundamentals and the outlook for the future. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (598 fixed maturities) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2003:

                                       Less than 12 Months             12 Months or Longer                   Total
                                  -------------------------------  ----------------------------   ----------------------------
                                                        Gross                         Gross                          Gross
                                     Estimated       Unrealized     Estimated      Unrealized      Estimated      Unrealized
                                     Fair Value        Losses       Fair Value       Losses        Fair Value       Losses
                                    -------------   -------------  -------------  -------------   -------------  -------------
                                                                         (In Millions)

   Fixed Maturities:
     Corporate.................   $     2,342.9   $       77.6   $       81.0   $        7.1    $    2,423.9    $      84.7
     Mortgage-backed...........         1,406.0           17.4            -              -           1,406.0           17.4
     U.S. Treasury,
       government and agency
       securities..............            28.3             .5            -              -              28.3             .5
     States and political
       subdivisions............            24.2            2.0            -              -              24.2            2.0
     Foreign governments.......             7.4             .3            1.0            -               8.4             .3
     Redeemable
       preferred stock.........            58.5            3.2           14.0            1.0            72.5            4.2
                                  --------------  -------------  -------------  --------------  -------------  ---------------

   Total Temporarily
     Impaired Securities ......   $     3,867.3   $      101.0   $       96.0   $        8.1    $    3,963.3   $      109.1
                                  ==============  =============  =============  ==============  =============  ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2003, approximately

        $1,366.2 million or 5.3% of the $25,739.6 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.

        At December 31, 2003, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $53.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments that primarily invest in securities considered to be other than investment grade. The carrying values at December 31, 2003 and 2002 were $775.5 million and $683.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $122.4 million and $75.3 million at December 31, 2003 and 2002, respectively. Gross interest income on these loans included in net investment income aggregated $7.8 million, $5.3 million and $3.2 million in 2003, 2002 and 2001, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $10.0 million, $6.8 million and $4.2 million in 2003, 2002 and 2001, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         December 31,
                                                                            ----------------------------------------
                                                                                   2003                 2002
                                                                            -------------------  -------------------
                                                                                         (In Millions)

        Impaired mortgage loans with investment valuation allowances.......  $        149.4       $        111.8
        Impaired mortgage loans without investment valuation allowances....            29.1                 20.4
                                                                            -------------------  -------------------
        Recorded investment in impaired mortgage loans.....................           178.5                132.2
        Investment valuation allowances....................................           (18.8)               (23.4)
                                                                            -------------------  -------------------
        Net Impaired Mortgage Loans........................................  $        159.7       $        108.8
                                                                            ===================  ===================

        During 2003, 2002 and 2001, respectively, the Company's average recorded investment in impaired mortgage loans was $180.9 million, $138.1 million and $141.7 million. Interest income recognized on these impaired mortgage loans totaled $12.3 million, $10.0 million and $7.2 million for 2003, 2002 and 2001, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2003 and 2002, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $143.2 million and $91.1 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2003 and 2002, the carrying value of equity real estate held-for-sale amounted to $56.9 million and $107.7 million, respectively. For 2003, 2002 and 2001, respectively, real estate of $2.8 million, $5.6 million and $64.8 million was acquired in satisfaction of debt. At December 31, 2003 and 2002, the Company owned $275.8 million and $268.8 million, respectively, of real estate acquired in satisfaction of debt of which $3.6 million and $2.7 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $189.6 million and $163.6 million at December 31, 2003 and 2002, respectively. Depreciation expense on real estate totaled $38.8 million, $18.0 million and $16.1 million for 2003, 2002 and 2001, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                        2003               2002                2001
                                                                  -----------------   ----------------   -----------------
                                                                                       (In Millions)

        Balances, beginning of year...........................     $        55.0       $       87.6       $      126.2
        Additions charged to income...........................              12.2               32.5               40.0
        Deductions for writedowns and
          asset dispositions..................................             (15.2)             (65.1)             (78.6)
        Deduction for transfer of real estate held-for-sale
          to real estate held for the production of income....             (31.5)               -                  -
                                                                  -----------------   ----------------   -----------------
        Balances, End of Year.................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================

        Balances, end of year comprise:
          Mortgage loans on real estate.......................     $        18.8       $       23.4       $       19.3
          Equity real estate..................................               1.7               31.6               68.3
                                                                  -----------------   ----------------   -----------------
        Total.................................................     $        20.5       $       55.0       $       87.6
                                                                  =================   ================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $896.9 million and $801.7 million, respectively, at December 31, 2003 and 2002. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $4.3 million, $(18.3) million and $(111.1) million, respectively, for 2003, 2002 and 2001.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (6 and 7 individual ventures at December 31, 2003 and 2002, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)


        BALANCE SHEETS
        Investments in real estate, at depreciated cost........................  $       551.6      $       550.0
        Investments in securities, generally at estimated fair value...........          204.8              237.5
        Cash and cash equivalents..............................................           37.6               27.9
        Other assets...........................................................           22.8               32.2
                                                                                ----------------   -----------------
        Total Assets...........................................................  $       816.8      $       847.6
                                                                                ================   =================

        Borrowed funds - third party...........................................  $       259.7      $       264.7
        Other liabilities......................................................           19.5               19.2
                                                                                ----------------   -----------------
        Total liabilities......................................................          279.2              283.9
                                                                                ----------------   -----------------

        Partners' capital......................................................          537.6              563.7
                                                                                ----------------   -----------------
        Total Liabilities and Partners' Capital................................  $       816.8      $       847.6
                                                                                ================   =================

        The Company's Carrying Value in These Entities Included Above..........  $       168.8      $       172.3
                                                                                ================   =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        STATEMENTS OF EARNINGS
        Revenues of real estate joint ventures.............  $        95.6       $       98.4       $       95.6
        Net revenues (losses) of
          other limited partnership interests..............           26.0              (23.2)              29.8
        Interest expense - third party.....................          (18.0)             (19.8)             (11.5)
        Interest expense - the Company.....................            -                  -                  (.7)
        Other expenses.....................................          (61.7)             (59.3)             (58.2)
                                                            -----------------   ----------------   -----------------
        Net Earnings (Losses)..............................  $        41.9       $       (3.9)      $       55.0
                                                            =================   ================   =================

        The Company's Equity in Net Earnings of These
          Entities Included Above..........................  $         5.0       $       12.8       $       13.2
                                                            =================   ================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)

        The sources of net investment income follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $     1,792.6       $    1,755.4       $    1,662.4
        Mortgage loans on real estate......................          279.5              314.8              361.6
        Equity real estate.................................          136.9              153.7              166.2
        Other equity investments...........................           49.3              (45.4)             (53.6)
        Policy loans.......................................          260.1              269.4              268.2
        Other investment income............................           66.8              114.1              216.6
                                                            -----------------   ----------------   -----------------

          Gross investment income..........................        2,585.2            2,562.0            2,621.4

          Investment expenses..............................         (198.3)            (184.8)            (217.1)
                                                            -----------------   ----------------   -----------------

        Net Investment Income..............................  $     2,386.9       $    2,377.2       $    2,404.3
                                                            =================   ================   =================

        Investment (losses) gains including changes in the valuation allowances follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Fixed maturities...................................  $      (100.7)      $     (374.3)      $     (225.2)
        Mortgage loans on real estate......................            1.3                3.7              (11.4)
        Equity real estate.................................           26.8              101.5               34.5
        Other equity investments...........................            2.0                3.3              (13.0)
        Issuance and sales of Alliance Units...............            -                   .5               (2.3)
        Other..............................................            8.3              (13.2)              10.1
                                                            -----------------   ----------------   -----------------
          Investment Losses, Net...........................  $       (62.3)      $     (278.5)      $     (207.3)
                                                            =================   ================   =================

        Writedowns of fixed maturities amounted to $193.2 million, $312.8 million and $287.5 million for 2003, 2002 and 2001, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $5.2 million and zero, respectively, for 2003 and $5.5 million and $5.8 million, respectively, for 2002.

        For 2003, 2002 and 2001, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $4,773.5 million, $7,176.3 million and $7,372.3 million. Gross gains of $105.1 million, $108.4 million and $156.2 million and gross losses of $39.5 million, $172.9 million and $115.9 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2003, 2002 and 2001 amounted to $416.8 million, $1,047.8 million and $429.5 million, respectively.

        Net investment income in 2001 included realized gains of $27.1 million on sales of Credit Suisse Group common stock, which was designated as trading account securities and acquired in conjunction with the sale of Donaldson, Lufkin & Jenrette, Inc., formerly a majority owned subsidiary, in 2000.

        In 2003, 2002 and 2001, respectively, net unrealized holding gains (losses) on trading account equity securities of $2.1 million, $.5 million, and $25.0 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $1.0 million and $1.1 million and costs of $1.9 million and $3.3 million at December 31, 2003 and 2002, respectively.

        For 2003, 2002 and 2001, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $76.5 million, $92.1 million and $96.7 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Other Discontinued Operations on a line-by-line basis, follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance, beginning of year.........................  $       681.1       $      215.5       $       12.9
        Changes in unrealized investment gains (losses)....          440.8            1,049.9              436.0
        Changes in unrealized investment (gains) losses
          attributable to:
            Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other........................          (53.0)            (157.3)             (48.6)
            DAC............................................          (65.7)            (174.1)             (71.6)
            Deferred Federal income taxes..................         (110.4)            (252.9)            (113.2)
                                                            -----------------   ----------------   -----------------
        Balance, End of Year...............................  $       892.8       $      681.1       $      215.5
                                                            =================   ================   =================

                                                                      2003                2002              2001
                                                                -------------      ---------------    --------------
                                                                                   (In Millions)
        Balance, end of year comprises:
          Unrealized investment gains (losses) on:
            Fixed maturities...............................  $     2,015.7       $    1,572.0       $      496.0
            Other equity investments.......................            1.5               (1.5)               4.3
            Other..........................................          (28.1)             (22.2)              (1.9)
                                                            -----------------   ------------------ -----------------
              Total........................................        1,989.1            1,548.3              498.4
          Amounts of unrealized investment (gains) losses
            attributable to:
              Participating group annuity contracts,
                Closed Block policyholder dividend
                obligation and other.......................         (274.2)            (221.2)             (63.9)
              DAC..........................................         (339.7)            (274.0)             (99.9)
              Deferred Federal income taxes................         (482.4)            (372.0)            (119.1)
                                                            -----------------   ------------------ -----------------
        Total..............................................  $       892.8       $      681.1       $      215.5
                                                            =================   ================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

 6)     ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Unrealized gains on investments....................  $       892.8       $      681.1       $      215.5
        Minimum pension liability..........................            -                  -                  (.1)
                                                            -----------------   ----------------   -----------------
        Total Accumulated Other
          Comprehensive Income.............................  $       892.8       $      681.1       $      215.4
                                                            =================   ================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net unrealized gains (losses) on investments:
          Net unrealized gains arising during
            the period.....................................  $       416.6       $    1,008.9       $      525.2
          Losses (gains) reclassified into net earnings
            during the period..............................           24.2               41.0              (89.2)
                                                            -----------------   ----------------   -----------------
        Net unrealized gains on investments................          440.8            1,049.9              436.0
        Adjustments for policyholders liabilities,
            DAC and deferred Federal income taxes..........         (229.1)            (584.3)            (233.4)
                                                            -----------------   ----------------   -----------------

        Change in unrealized gains, net of
            adjustments....................................          211.7              465.6              202.6
        Change in minimum pension liability................            -                   .1                -
                                                            -----------------   ----------------   -----------------
        Total Other Comprehensive Income...................  $       211.7       $      465.7       $      202.6
                                                            =================   ================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block which would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block is as follows:

                                                                                  December 31,         December 31,
                                                                                      2003                 2002
                                                                                -----------------    -----------------
                                                                                            (In Millions)

       CLOSED BLOCK LIABILITIES:
       Future policy benefits, policyholders' account balances
          and other...........................................................  $     8,972.1        $     8,997.3
       Policyholder dividend obligation.......................................          242.1                213.3
       Other liabilities......................................................          129.5                134.6
                                                                                -----------------    -----------------
       Total Closed Block liabilities.........................................        9,343.7              9,345.2
                                                                                -----------------    -----------------

       ASSETS DESIGNATED TO THE CLOSED BLOCK:
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $5,061.0 and $4,794.0)............................        5,428.5              5,098.4
       Mortgage loans on real estate..........................................        1,297.6              1,456.0
       Policy loans...........................................................        1,384.5              1,449.9
       Cash and other invested assets.........................................          143.3                141.9
       Other assets...........................................................          199.2                219.9
                                                                                -----------------    -----------------
        Total assets designated to the Closed Block...........................        8,453.1              8,366.1
                                                                                -----------------    -----------------

       Excess of Closed Block liabilities over assets designated to
          the Closed Block....................................................          890.6                979.1

       Amounts included in accumulated other comprehensive income:
          Net unrealized investment gains, net of deferred Federal income tax of $43.9 and $31.8 and policyholder dividend obligation of
            $242.1 and $213.3.................................................           81.6                 59.1
                                                                                -----------------    -----------------

       Maximum Future Earnings To Be Recognized From Closed Block
          Assets and Liabilities..............................................  $       972.2        $     1,038.2
                                                                                =================    =================

        Closed Block revenues and expenses were as follows:

                                                                2003               2002                 2001
                                                           ----------------   ----------------   --------------------
                                                                                 (In Millions)



      REVENUES:
      Premiums and other income..........................   $      508.5       $      543.8       $       571.5
      Investment income (net of investment
         expenses of $2.4, $5.4, and $3.0)...............          559.2              582.4               583.5
      Investment losses, net.............................          (35.7)             (47.0)              (42.3)
                                                           ----------------   ----------------   --------------------
      Total revenues.....................................        1,032.0            1,079.2             1,112.7
                                                           ----------------   ----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends..............          924.5              980.2             1,009.3
      Other operating costs and expenses.................            4.0                4.4                 4.7
                                                           ----------------   ----------------   --------------------
      Total benefits and other deductions................          928.5              984.6             1,014.0
                                                           ----------------   ----------------   --------------------

      Net revenues before Federal income taxes...........          103.5               94.6                98.7
      Federal income taxes...............................          (37.5)             (34.7)              (36.2)
                                                           ----------------   ----------------   --------------------
      Net Revenues.......................................   $       66.0       $       59.9       $        62.5
                                                           ================   ================   ====================

        Reconciliation of the policyholder dividend obligation is as follows:

                                                                                             December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Balance at beginning of year...........................................  $       213.3      $        47.1
        Unrealized investment gains............................................           28.8              166.2
                                                                                ----------------   -----------------
        Balance at End of Year ................................................  $       242.1      $       213.3
                                                                                ================   =================

        Impaired mortgage loans along with the related investment valuation allowances follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Impaired mortgage loans with investment valuation allowances...........  $        58.3      $        18.6
        Impaired mortgage loans without investment valuation allowances........            5.8                 .9
                                                                                ----------------   -----------------
        Recorded investment in impaired mortgages..............................           64.1               19.5
        Investment valuation allowances........................................           (3.7)              (4.0)
                                                                                ----------------   -----------------
        Net Impaired Mortgage Loans............................................  $        60.4      $        15.5
                                                                                ================   =================

        During 2003, 2002 and 2001, the Closed Block's average recorded investment in impaired mortgage loans was $51.9 million, $26.0 million and $30.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $2.7 million, $2.1 million and $1.2 million for 2003, 2002 and 2001, respectively.

        Valuation allowances amounted to $3.6 million and $3.9 million on mortgage loans on real estate and $.1 million and $.1 million on equity real estate at December 31, 2003 and 2002, respectively. Writedowns of fixed maturities amounted to $37.8 million, $40.0 million and $30.8 million for 2003, 2002 and 2001, respectively, including $23.3 million in fourth quarter 2001.


8)       OTHER DISCONTINUED OPERATIONS

        Summarized financial information for Other Discontinued Operations follows:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        BALANCE SHEETS
        Fixed maturities, available for sale, at estimated fair value
          (amortized cost of $644.7 and $677.8)..............................  $      716.4         $      722.7
        Equity real estate...................................................         198.2                203.7
        Mortgage loans on real estate........................................          63.9                 87.5
        Other equity investments.............................................           7.5                  9.4
        Other invested assets................................................            .2                   .2
                                                                              -----------------    -----------------
          Total investments..................................................         986.2              1,023.5
        Cash and cash equivalents............................................          63.0                 31.0
        Other assets.........................................................         110.9                126.5
                                                                              -----------------    -----------------
        Total Assets.........................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

        Policyholders liabilities............................................  $      880.3         $      909.5
        Allowance for future losses..........................................         173.4                164.6
        Other liabilities....................................................         106.4                106.9
                                                                              -----------------    -----------------
        Total Liabilities....................................................  $    1,160.1         $    1,181.0
                                                                              =================    =================

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)
        STATEMENTS OF EARNINGS
        Investment income (net of investment
          expenses of $21.0, $18.1 and $25.3)..............  $        70.6       $       69.7       $       91.6
        Investment gains (losses), net.....................            5.4               34.2               33.6
        Policy fees, premiums and other income.............            -                   .2                 .2
                                                            -----------------   ----------------   -----------------
        Total revenues.....................................           76.0              104.1              125.4

        Benefits and other deductions......................           89.4               98.7              100.7
        (Losses charged) earnings credited to allowance
          for future losses................................          (13.4)               5.4               24.7
                                                            -----------------   ----------------   -----------------

        Pre-tax loss from operations.......................            -                  -                  -
        Pre-tax earnings from releasing the allowance
          for future losses................................            5.2                8.7               46.1
        Federal income tax expense.........................           (1.8)              (3.1)              (2.2)
                                                            -----------------   ----------------   -----------------

        Earnings from Discontinued Operations..............  $         3.4       $        5.6       $       43.9
                                                            =================   ================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        Valuation allowances of $2.5 million and $4.9 million on mortgage loans on real estate were held at December 31, 2003 and 2002, respectively. During 2003, 2002 and 2001, discontinued operations' average recorded investment in impaired mortgage loans was $16.2 million, $25.3 million and $32.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled $1.3 million, $2.5 million and $2.5 million for 2003, 2002 and 2001, respectively.

        In 2001, Federal Income tax expense for discontinued operations reflected a $13.8 million reduction in taxes due to settlement of open tax years.


9)      VARIABLE ANNUITY CONTRACTS - GMDB AND GMIB

        Equitable Life issues certain variable annuity contracts with GMDB and GMIB features that guarantee either:

            a) Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

            b) Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

            c) Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

            d) Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2003:

                                                                   GMDB               GMDB               Total
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Balance at January 1, 2003.........................  $       128.4       $      117.5       $      245.9
          Paid guarantee benefits..........................          (65.6)               -                (65.6)
          Other changes in reserve.........................            6.5              (31.9)             (25.4)
                                                            -----------------   ----------------   -----------------
        Balance at December 31, 2003.......................  $        69.3       $       85.6       $      154.9
                                                            =================   ================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                     GMDB
                                                            ---------------------
                                                                (In Millions)

        Balance at December 31, 2002.......................  $        21.5
          Paid guarantee benefits ceded....................          (18.5)
          Other changes in reserve.........................           14.2
                                                            ---------------------
        Balance at December 31, 2003.......................  $        17.2
                                                            =====================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16.

        The December 31, 2003 values for those variable contracts with GMDB and GMIB features are presented in the following table. Since variable contracts with GMDB guarantees may also offer GMIB guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:


                                                   Return
                                                     of
                                                   Premium       Ratchet         Roll-Up         Combo            Total
                                                -------------- -------------  --------------  -------------   --------------
                                                                        (Dollars In Millions)

       GMDB:
         Account value (1)...................   $     26,849   $    5,332     $    8,030      $   6,160      $   46,371
         Net amount at risk, gross...........   $      2,108   $      942     $    2,112      $      10      $    5,172
         Net amount at risk, net of amounts
           reinsured.........................   $      2,104   $      631     $    1,281      $      10      $    4,026
         Average attained age of
           Contractholders...................           49.5         59.6           61.7           59.8            51.7
         Percentage of contractholders
           over age 70.......................            7.1         20.9           25.8           20.3            10.3
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%            N/A

       GMIB:
         Account value (2)...................             N/A         N/A     $    5,763      $   8,589      $   14,352
         Net amount at risk, gross...........             N/A         N/A     $      442      $     -        $      442
         Net amount at risk, net of amounts
           reinsured.........................             N/A         N/A     $      110      $     -        $      110
         Weighted average years remaining
           until annuitization..............              N/A         N/A            4.6            9.8             7.2
         Range of guaranteed minimum return
           rates............................              N/A         N/A           3%-6%          3%-6%           3%-6%

        (1) Included General Account balances of $11,379 million, $199 million, $182 million and $380 million, respectively, for a total of $12,140 million.

        (2) Included General Account balances of $3 million and $568 million, respectively, for a total of $571 million.

        For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values.

        For contracts with the GMIB feature, the net amount at risk in the event of annuitization is defined as the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates.

        In third quarter 2003, Equitable Life initiated a program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products sold beginning April 2002. At December 31, 2003, contracts with these features had a total account value and net amount at risk of $13,008 million and $17 million, respectively. This program currently utilizes exchange-traded, equity-based futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB exposure attributable to movements in the equity markets.


10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2003                 2002
                                                                              -----------------    -----------------
                                                                                          (In Millions)

        Short-term debt:
        Promissory note, 1.53% ..............................................  $      248.3         $      248.3
        Other................................................................           -                   22.0
                                                                              -----------------    -----------------
        Total short-term debt................................................         248.3                270.3
                                                                              -----------------    -----------------

        Long-term debt:
        Equitable Life:
          Surplus notes, 6.95%, due 2005.....................................         399.8                399.8
          Surplus notes, 7.70%, due 2015.....................................         199.8                199.7
                                                                              -----------------    -----------------
              Total Equitable Life...........................................         599.6                599.5
                                                                              -----------------    -----------------

        Alliance:
          Senior Notes, 5.625%, due 2006.....................................         398.8                398.4
          Other..............................................................           6.5                  6.5
                                                                              -----------------    -----------------
              Total Alliance.................................................         405.3                404.9
                                                                              -----------------    -----------------

        Total long-term debt.................................................       1,004.9              1,004.4
                                                                              -----------------    -----------------

        Total Short-term and Long-term Debt..................................  $    1,253.2         $    1,274.7
                                                                              =================    =================

        Short-term Debt
        ---------------

        Equitable Life has a $350.0 million 5 year bank credit facility. The interest rates are based on external indices dependent on the type of borrowing ranging from 1.34% to 4.0%. No amounts were outstanding under this credit facility at December 31, 2003.

        Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's $350.0 million bank credit facility. At December 31, 2003, no amounts were outstanding under this program.

        Equitable Life has a $350.0 million, one year promissory note, of which $101.7 million is included within Other Discontinued Operations. The promissory note, which matures in March 2004, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2003 and 2002, respectively, the Company had pledged real estate of $309.8 million and $322.9 million as collateral for certain short-term debt.

        Since 1998, Alliance has had a $425.0 million commercial paper program. In September 2002, Alliance entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders that replaced three credit facilities aggregating
        $875.0 million.Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for Alliance's commercial paper program, with the balance available for general purposes, including capital expenditures and funding the payments of sales commissions to financial intermediaries. The interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The credit facility also provides for a facility fee payable on the total facility. In addition, a utilization rate fee is payable in the event the average aggregate daily outstanding balance exceeds $400.0 million for each calendar quarter. The revolving credit facility contains covenants that, among other things, require Alliance to meet certain financial ratios. Alliance was in compliance with the covenants at December 31, 2003. At December 31, 2003, no borrowings were outstanding under Alliance's commercial paper program or revolving credit facilities.

        Since December 1999, Alliance has maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2003, no borrowings were outstanding under the ECN program.

        Long-term Debt
        -------------

        At December 31, 2003, the Company was in compliance with all debt covenants.

        At December 31, 2003, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2005, $406.5 million for 2006, zero for 2007, zero for 2008 and $200.1 million thereafter.

        Under its shelf registration, Alliance may issue up to $600.0 million in senior debt securities. In August 2001, Alliance issued $400.0 million 5.625% notes in a public offering. These Alliance notes mature in 2006 and are redeemable at any time. The proceeds from the Alliance notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.


11)     FEDERAL INCOME TAXES

        A summary of the Federal income tax expense in the consolidated statements of earnings follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Federal income tax expense:
          Current expense (benefit)........................  $       112.5       $     (400.0)      $      (38.2)
          Deferred expense.................................          128.0              450.9              354.4
                                                            -----------------   ----------------   -----------------
        Total..............................................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Expected Federal income tax expense................  $       332.6       $      360.0       $      452.5
        Minority interest..................................          (58.7)            (128.3)            (126.9)
        Separate Account investment activity...............          (29.1)            (159.3)               -
        Non-taxable investment income......................          (20.8)               3.4               (1.6)
        Non deductible penalty.............................           14.8                -                  -
        Adjustment of tax audit reserves...................           (9.9)             (34.2)             (28.2)
        Other..............................................           11.6                9.3               20.4
                                                            -----------------   ----------------   -----------------
        Federal Income Tax Expense.........................  $       240.5       $       50.9       $      316.2
                                                            =================   ================   =================

        The components of the net deferred Federal income taxes are as follows:

                                                       December 31, 2003                  December 31, 2002
                                                ---------------------------------  ---------------------------------
                                                    Assets         Liabilities         Assets         Liabilities
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Compensation and related benefits......  $       -        $      271.8      $        -        $     244.2
        Reserves and reinsurance...............        801.9               -               646.2              -
        DAC....................................          -             1,855.6               -            1,680.5
        Unrealized investment gains............          -               482.4               -              372.0
        Investments............................          -               525.3               -              138.6
        Other..................................          6.7               -                 -               68.2
                                                ---------------  ----------------  ---------------   ---------------
        Total..................................  $     808.6      $    3,135.1      $      646.2      $   2,503.5
                                                ===============  ================  ===============   ===============


        In 2002, the Company recorded a $144.3 million benefit resulting from the favorable treatment of certain tax matters related to Separate Account investment activity arising during the 1997-2001 tax years and a settlement with the Internal Revenue Service (the "IRS") with respect to such tax matters for the 1992-1996 tax years.

        In January 2003, the IRS commenced an examination of the AXA Financial's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. Management believes this audit will have no material adverse effect on the Company's consolidated results of operations or financial position.


12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The effect of reinsurance (excluding group life and health) is summarized as follows:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Direct premiums....................................  $       913.8       $      954.6       $      990.0
        Reinsurance assumed................................          153.2              181.4              203.0
        Reinsurance ceded..................................         (177.6)            (190.8)            (173.1)
                                                            -----------------   ----------------   -----------------
        Premiums...........................................  $       889.4       $      945.2       $    1,019.9
                                                            =================   ================   =================

        Universal Life and Investment-type Product
          Policy Fee Income Ceded..........................  $       100.3       $       96.6       $       86.9
                                                            =================   ================   =================
        Policyholders' Benefits Ceded......................  $       390.9       $      346.3       $      370.3
                                                            =================   ================   =================
        Interest Credited to Policyholders' Account
          Balances Ceded...................................  $        49.7       $       54.6       $       50.4
                                                            =================   ================   =================

        During the first quarter of 2003, the Insurance Group began to transition to excess of retention reinsurance on most new variable life, universal life and term life policies whereby mortality risk will be retained up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. Previously the Insurance Group ceded 90% of mortality risk on substantially all new variable life, universal life and term life policies, with risk retained to a maximum of $5 million on single-life policies, and $15 million on second-to-die policies. Substantially all other in-force business above the joint survivorship and single life policies retention limit is reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases.

        At December 31, 2003, Equitable Life had reinsured in the aggregate approximately 22% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 75% of its current liability exposure resulting from the GMIB feature.

        At December 31, 2003 and 2002, respectively, reinsurance recoverables related to insurance contracts amounted to $2,460.4 million and $2,351.7 million, of which $1,069.8 million and $1,049.2 million relates to one specific reinsurer. Reinsurance payables related to insurance contracts amounting to $936.5 million and $867.5, respectively million are included in Other liabilities in the consolidated balance sheets.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2003 and 2002 were $29.0 million and $120.0 million, respectively. The (decrease) increase in estimated fair value of $(91.0) million and $120.0 million for the years ended December 31, 2003 and 2002, respectively, were due primarily to significant equity market increases in 2003 and declines during 2002.

        The Insurance Group cedes 100% of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $389.7 million and $410.9 million at December 31, 2003 and 2002, respectively.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life and annuity reinsurance from professional reinsurers. The Insurance Group also assumes accident, health, aviation and space risks by participating in various reinsurance pools. Reinsurance assumed reserves at December 31, 2003 and 2002 were $587.5 million and $572.8 million, respectively.


13)     EMPLOYEE BENEFIT PLANS

        The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions in 2002 to the qualified plans of $348.2 million. The Company's cash contributions to the qualified plans for the year ended 2004 is estimated to be $1.4 million, reflecting the amount needed to satisfy its minimum funding requirements.

        Components of net periodic pension expense (credit) follow:

                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Service cost.......................................  $        31.8       $       32.1       $       32.1
        Interest cost on projected benefit obligations.....          122.6              125.3              128.8
        Expected return on assets..........................         (173.9)            (181.8)            (218.7)
        Net amortization and deferrals.....................           53.4                6.4                 .1
                                                            -----------------   ----------------   ------------------
        Net Periodic Pension Credit........................  $        33.9       $      (18.0)      $      (57.7)
                                                            =================   ================   ==================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Benefit obligations, beginning of year.................................  $    1,883.9       $    1,812.3
        Service cost...........................................................          26.8               27.1
        Interest cost..........................................................         122.6              125.3
        Actuarial losses.......................................................         113.5               42.5
        Benefits paid..........................................................        (133.5)            (123.3)
                                                                                ----------------   -----------------
        Benefit Obligation, End of Year........................................  $    2,013.3       $    1,883.9
                                                                                ================   =================

        The change in plan assets and the funded status of the pension plans were as follows:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)

        Plan assets at fair value, beginning of year...........................  $    1,785.4       $    1,845.3
        Actual return on plan assets...........................................         359.7             (278.2)
        Contributions..........................................................          10.0              348.2
        Benefits paid and fees.................................................        (140.0)            (129.9)
                                                                                ----------------   -----------------
        Plan assets at fair value, end of year.................................       2,015.1            1,785.4
        Projected benefit obligations..........................................       2,013.3            1,883.9
                                                                                ----------------   -----------------
        Excess of plan assets over projected benefit obligations...............           1.8              (98.5)
        Unrecognized prior service cost........................................         (34.8)             (40.0)
        Unrecognized net loss from past experience different
          from that assumed....................................................         904.3            1,033.9
        Unrecognized net asset at transition...................................          (1.3)              (1.5)
                                                                                ----------------   -----------------
        Prepaid Pension Cost, Net..............................................  $      870.0       $      893.9
                                                                                ================   =================

        The aggregate accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $51.1 million and $37.3 million, respectively, at December 31, 2003 and $42.0 million and $24.2 million, respectively, at December 31, 2002.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              December 31,
                                                          -----------------------------------------------------------
                                                                   2003                             2002
                                                          -----------------------------------------------------------
                                                                                  (In Millions)
                                                                Estimated                        Estimated
                                                                Fair Value            %          Fair Value      %
                                                          ------------------------ -------  -----------------  ------

        Corporate and government debt securities.......    $       438.2             21.7    $      551.3        30.9
        Equity securities..............................          1,387.4             68.9           793.9        44.5
        Equity real estate ............................            184.8              9.2           180.2        10.1
        Short-term investments.........................              2.1               .1           258.6        14.5
        Other..........................................              2.6               .1             1.4         -
                                                          ------------------------          -------------------
                    Total Plan Assets..................    $     2,015.1                     $    1,785.4
                                                          ========================          ===================

        The asset mix is designed to meet, and, if possible, exceed the long-term rate-of-return assumptions for benefit obligations. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their high expected rate of return. Fixed income investments are included to provide less volatile return. Real Estate investments offer diversity to the total portfolio and long-term inflation protection.

        The primary investment objective of the plan is to maximize return on assets, giving consideration to prudent risk, in order to minimize net periodic cost. A secondary investment objective is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus the Company's contributions.

        The following table discloses the weighted-average assumptions used to determine the pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2003 and 2002:

                                                                                       Equitable Life
                                                                               --------------------------------
                                                                                   2003               2002
                                                                                   ----               ----
       Discount rate:
       Benefit obligation.................................................        6.25%              6.75%
       Periodic cost......................................................        6.75%              7.25%

       Rate of compensation increase:
       Benefit obligation and periodic cost...............................        5.78%              6.73%

       Expected long-term rate of return on plan assets (periodic cost)...         8.5%               9.0%

        As noted above, the pension plan's target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. The Company reviewed the historical investment returns for these asset classes. Based on that analysis, management concluded that a long-term expected rate of return of 8.5% is reasonable.

        Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $24.5 million, $26.0 million and $27.3 million for 2003, 2002 and 2001, respectively.

        On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "2003 Medicare Act") was signed into law. It introduces a prescription drug benefit under Medicare Part D as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. While the Company expects its postretirement prescription drug benefit program will qualify for this subsidy, detailed regulations necessary to implement and administer the 2003 Medicare Act have not yet been issued. Similarly, certain accounting issues raised by the Medicare Act are pending further discussion and resolution by the FASB, thereby further reducing the likelihood at this time of producing a sufficiently reliable measure of the effects of the 2003 Medicare Act. Consequently, and in accordance with FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," measures of the accumulated postretirement benefits obligation and net periodic postretirement benefits costs, as presented in the consolidated financial statements and accompanying notes thereto, at and for the year ended December 31, 2003, do not reflect the effects of the 2003 Medicare Act on the plan. This election to defer accounting for the effects of the 2003 Medicare Act generally will continue to apply until authoritative guidance on the accounting for the Federal subsidy is issued, at which time transition could result in a change to previously reported information.

        Alliance maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to Alliance in amounts equal to benefits paid under the Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, Alliance agreed to invest $96.0 million per annum for three years to fund purchases of Alliance Holding units or an Alliance sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or were hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $127.3 million, $101.4 million and $58.3 million for 2003, 2002 and 2001, respectively (including $83.4 million and $63.7 million and $34.5 million for 2003, 2002 and 2001, respectively, relating to the Bernstein deferred compensation plan).


14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and to reduce the Insurance Group's exposure to interest rate fluctuations. Similarly, the Holding Company utilizes derivatives to reduce the fixed interest cost of its long-term debt obligations. Various derivative financial instruments are used to achieve these objectives, including interest rate caps and floors to hedge crediting rates on interest-sensitive individual annuity contracts, interest rate futures to protect against declines in interest rates between receipt of funds and purchase of appropriate assets, and interest rate swaps to modify the duration and cash flows of fixed maturity investments and long-term debt. In addition, the Company periodically enters into forward and futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB feature of the Accumulator series of annuity products. At December 31, 2003, the Company's outstanding equity-based futures contracts were exchange-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in certain annuity contracts issued by the Company. See Note 12.

        As described in Note 2, the Company adopted SFAS No. 133, as amended, on January 1, 2001. Consequently, all derivatives outstanding at December 31, 2003 and 2002 are recognized on the balance sheet at their fair values. These amounts principally consist of interest rate floors that have a total fair value at December 31, 2003 of $9.7 million, excluding the estimated fair value of the GMIB reinsurance contracts. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           December 31,
                                                                                ------------------------------------
                                                                                     2003                2002
                                                                                ----------------   -----------------
                                                                                           (In Millions)
        Notional Amount by Derivative Type::
           Options:
               Caps............................................................  $        -         $    5,050
               Floors..........................................................      12,000              4,000
           Equity-based futures................................................         275                 50
                                                                                ----------------   -----------------
           Total...............................................................  $   12,275         $    9,100
                                                                                ================   =================

        At December 31, 2003 and during the year then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2003 and 2002 are reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2003 and 2002, respectively, investment results, principally in net investment income, included gross gains of

        $.6 million and $24.3 million and gross losses of $42.6 million and $7.7 million that were recognized on derivative positions.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2003 and 2002.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 are presented below:

                                                                           December 31,
                                                --------------------------------------------------------------------
                                                              2003                               2002
                                                ---------------------------------  ---------------------------------
                                                   Carrying         Estimated         Carrying         Estimated
                                                    Value          Fair Value          Value           Fair Value
                                                ---------------  ----------------  ---------------   ---------------
                                                                           (In Millions)

        Consolidated:
        ------------
        Mortgage loans on real estate..........  $    3,503.1     $     3,761.7     $     3,746.2     $    4,070.1
        Other limited partnership interests....         775.5             775.5             683.0            683.0
        Policy loans...........................       3,894.3           4,481.9           4,035.6          4,728.2
        Policyholders liabilities:
          Investment contracts.................      16,817.0          17,245.9          14,555.0         15,114.9
        Long-term debt.........................       1,004.9           1,105.7           1,004.4          1,086.4

        Closed Block:
        ------------
        Mortgage loans on real estate..........  $    1,297.6     $     1,386.0     $     1,456.0     $    1,572.6
        Other equity investments...............          14.2              14.2              16.4             16.4
        Policy loans...........................       1,384.5           1,626.7           1,449.9          1,740.9
        SCNILC liability.......................          14.8              14.9              16.5             16.6

        Other Discontinued Operations:
        -----------------------------
        Mortgage loans on real estate..........  $       63.9     $        69.5     $        87.5     $       94.7
        Other equity investments...............           7.5               7.5               9.4              9.4
        Guaranteed interest contracts..........          17.8              16.3              18.3             17.0
        Long-term debt.........................         101.7             101.7             101.7            101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2003, these arrangements included commitments by the Company to provide equity financing of $342.6 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        Equitable Life is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for Equitable Life to satisfy those obligations is remote.

        The Company had $169.9 million of letters of credit related to reinsurance of which no amounts were outstanding at December 31, 2003.

        In February 2002, Alliance signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2003, Alliance was not required to perform under the agreement and had no liability outstanding in connection with the agreement.


16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which Equitable Life and its subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. Equitable Life,

        Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997, but whose existence continues for certain limited purposes, including the defense of litigation) and EOC, like other life and health insurers, from time to time are involved in such litigations. Among litigations against Equitable Life, EVLICO and EOC of the type referred to in this paragraph are the litigations described in the following two paragraphs.

        In October 2000, an action entitled SHAM MALHOTRA, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, AXA ADVISORS, LLC AND EQUITABLE DISTRIBUTORS, INC. was commenced in the Supreme Court of the State of New York, County of Nassau. The action was brought by two individuals who purchased Equitable Life deferred annuity products. The action purports to be on behalf of a class consisting of all persons who purchased an individual deferred annuity contract or who received a certificate to a group deferred annuity contract, sold by one of the defendants, which was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment; excluded from the class are officers, directors and agents of the defendants. The complaint alleges that the defendants engaged in fraudulent and deceptive practices in connection with the marketing and sale of deferred annuity products to fund tax-qualified contributory retirement plans. The complaint asserts claims for: deceptive business acts and practices in violation of the New York General Business Law ("GBL"); use of misrepresentations and misleading statements in violation of the New York Insurance Law; false or misleading advertising in violation of the GBL; fraud, fraudulent concealment and deceit; negligent misrepresentation; negligence; unjust enrichment and imposition of a constructive trust; declaratory and injunctive relief; and reformation of the annuity contracts. The complaint seeks injunctive and declaratory relief, an unspecified amount of compensatory and punitive damages, restitution for all members of the class, and an award of attorneys' fees, costs and expenses. In October 2000, the defendants removed the action to the United States District Court for the Eastern District of New York, and thereafter filed a motion to dismiss. Plaintiffs filed a motion to remand the case to state court. In September 2001, the District Court issued a decision granting defendants' motion to dismiss and denying plaintiffs' motion to remand, and judgment was entered in favor of the defendants. In October 2001, plaintiffs filed a motion seeking leave to reopen the case for the purpose of filing an amended complaint. In addition, plaintiffs filed a new complaint in the District Court, alleging a similar class and similar facts. The new complaint asserts causes of action for violations of Federal securities laws in addition to the state law causes of action asserted in the previous complaint. In January 2002, plaintiffs amended their new complaint in response to defendants' motion to dismiss and, subsequently, in March 2002, defendants filed a motion to dismiss the amended complaint. In March 2003, the United States District Court for the Eastern District of New York: (i) granted plaintiffs' motion, filed October 2001, seeking leave to reopen their original case for the purpose of filing an amended complaint and accepted plaintiffs' proposed amended complaint, (ii) appointed the named plaintiffs as lead plaintiffs and their counsel as lead counsel for the putative class, (iii) consolidated plaintiffs' original action with their second action, which was filed in October 2001, and (iv) ruled that the court would apply Equitable Life's motion to dismiss the amended complaint in the second action to the plaintiffs' amended complaint from the original action. In April 2003, plaintiffs filed a second amended complaint alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended
        (the "Exchange Act"). The action purports to be on behalf of a class consisting of all persons who on or after October 3, 1997 purchased an individual variable deferred annuity contract, received a certificate to a group variable deferred annuity contract or made an additional investment through such a contract, which contract was used to fund a contributory retirement plan or arrangement qualified for favorable income tax treatment. In May 2003, the defendants filed a motion to dismiss the second amended complaint and that motion is currently pending.

        The previously disclosed lawsuit, BRENDA MCEACHERN V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES AND GARY RAYMOND, JR., has been settled and dismissed with prejudice. In addition, all of the Mississippi Actions, including the agents' cross-claims, have been settled and dismissed with prejudice.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants (i) in connection with certain annuities issued by Equitable Life breached an agreement with the plaintiffs involving the execution of mutual fund transfers, and (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In February 2001, the District Court granted in part and denied in part defendants' motion to dismiss the complaint. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and the Holding Company from the amended complaint, and dismissed the conversion claims in June 2001. The District Court denied defendants' motion to dismiss the remaining claims. Equitable Life has answered the amended complaint. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, Equitable Life commenced an action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. Equitable Life's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by Equitable Life. Equitable Life seeks unspecified money damages, rescission, punitive damages and attorneys' fees. In March 2002, defendants filed an answer to Equitable Life's complaint and asserted counterclaims. Defendants' counterclaims allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part Equitable Life's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. Equitable Life has answered defendants' remaining counterclaims. In November 2003, Emerald filed a motion for summary judgment; Equitable Life filed its opposition to this motion in December 2003.

        In January 2004, DH2, Inc., an entity related to Emerald Investments L.P., filed a lawsuit in the United States District Court for the Northern District of Illinois, against Equitable Life and Equitable Advisors Trust, asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that Equitable Life and Equitable Advisors Trust wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that Equitable Life and Equitable Advisors Trust implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that Equitable Life and Equitable Advisors Trust are not permitted to implement fair value pricing of securities. The complaint has not been served upon either Equitable Life or Equitable Advisors Trust.

        In November 1997, an amended complaint was filed in PETER FISCHEL, ET AL. V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES alleging, among other things, that Equitable Life violated ERISA by eliminating certain alternatives pursuant to which agents of Equitable Life could qualify for health care coverage. In March 1999, the United States District Court for the Northern District of California entered an order certifying a class consisting of "[a]ll current, former and retired Equitable agents, who while associated with Equitable satisfied [certain alternatives] to qualify for health coverage or contributions thereto under applicable plans." Plaintiffs allege various causes of action under ERISA, including claims for enforcement of alleged promises contained in plan documents and for enforcement of agent bulletins, breach of a unilateral contract, breach of fiduciary duty and promissory estoppel. In May 2001, plaintiffs filed a second amended complaint which, among other things, alleges that Equitable Life failed to comply with plan amendment procedures and deletes the promissory estoppel claim. In September 2001, Equitable Life filed a motion for summary judgment on all of plaintiffs' claims, and plaintiffs filed a motion for partial summary judgment on all claims except their claim for breach of fiduciary duty. In May 2002, the District Court issued an order granting plaintiffs' motion for partial summary judgment, granting Equitable Life's motion for summary judgment on plaintiffs' claim for breach of fiduciary duty and otherwise denying Equitable Life's motion for summary judgment. The court ruled that Equitable Life is liable to plaintiffs on their contract claims for subsidized benefits under ERISA. The court has deferred addressing the relief to which plaintiffs are entitled in light of the May 2002 order. In June 2000, plaintiffs appealed to the Court of Appeals for the Ninth Circuit contesting the District Court's award of legal fees to plaintiffs' counsel in connection with a previously settled count of the complaint unrelated to the health benefit claims. In that appeal, plaintiffs challenged the District Court's subject matter jurisdiction over the health benefit claims. A decision was rendered in October 2002 on that appeal. The Court of Appeals denied plaintiffs' challenge to the District Court's subject matter jurisdiction over the settled claim, affirmed the method that the District Court used to calculate the award of legal fees to plaintiffs' counsel and remanded for further consideration of the fee award. In May 2003, plaintiffs' motion for an award of additional legal fees from the settled claim settlement fund was denied by the District Court. Plaintiffs have appealed that order.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. Defendants answered the complaint in October 2001. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula." Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. The parties agreed that the new individual claims of the five named plaintiffs regarding the delivery of announcements to them would be excluded from the class certification. In April 2003, defendants filed an answer to the amended complaint. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2003, defendants filed a motion for summary judgment on the grounds that plaintiffs' claims are barred by applicable statutes of limitations. In October 2003, the District Court denied that motion.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life." The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In March 2003, Equitable Life filed a motion to dismiss the complaint. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part Equitable Life's motion to dismiss the complaint, dismissing plaintiffs' claims for violation of 26 U.S.C. 3121 and breach of contract. Equitable Life has answered plaintiffs' remaining claim for violation of ERISA. In July 2003, plaintiffs filed a motion for class certification. In November 2003, Equitable Life filed its opposition to the motion for class certification; that motion is currently pending and the case is currently in discovery.

        In May 2003, a putative class action complaint entitled ECKERT V. THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was filed in the United States District Court for the Eastern District of New York, as a case related to the MALHOTRA action described above. The complaint asserts a single claim for relief under Section 47(b) of the Investment Company Act of 1940, as amended based on Equitable Life's alleged failure to register as an investment company. According to the complaint, Equitable Life was required to register as an investment company because it was allegedly issuing securities in the form of variable insurance products and allegedly investing its assets primarily in other securities. The plaintiff purports to act on behalf of all persons who purchased or made an investment in variable insurance products from Equitable Life on or after May 7, 1998. The complaint seeks declaratory judgment permitting putative class members to elect to void their variable insurance contracts; restitution of all fees and penalties paid by the putative class members on the variable insurance products, disgorgement of all revenues received by Equitable Life on those products, and an injunction against the payment of any dividends by Equitable Life to the Holding Company. In June 2003, Equitable Life filed a motion to dismiss the complaint and that motion is currently pending.

        Between September and October 2003, ten substantially similar putative class action lawsuits were filed against AXA Financial (and in some cases AIMA Acquisition Co., a wholly owned subsidiary of AXA Financial ("AIMA")), The MONY Group Inc. ("MONY") and MONY's directors in the Court of Chancery of the State of Delaware in and for New Castle County, entitled BEAKOVITZ V. AXA FINANCIAL, INC., ET AL.; BELODOFF V. THE MONY GROUP INC., ET AL.; BRIAN V. THE MONY GROUP INC., ET AL.; BRICKLAYERS LOCAL 8 AND PLASTERERS LOCAL 233 PENSION FUND V. THE MONY GROUP, INC., ET AL.; CANTOR V. THE MONY GROUP INC., ET AL.; E.M. CAPITAL, INC. V. THE MONY GROUP INC., ET AL.; GARRETT V. THE MONY GROUP INC., ET AL.; LEBEDDA
        V. THE MONY GROUP INC., ET AL.; MARTIN V. ROTH, ET AL.; AND MUSKAL V. THE MONY GROUP INC., ET AL. (collectively, the MONY Stockholder Litigation). The complaints in these actions, all of which purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, challenge the proposed merger of MONY into AIMA and allege, among other things, that the $31.00 cash price per share to be paid to MONY stockholders in connection with the proposed merger is inadequate and that MONY's directors breached their fiduciary duties in negotiating and approving the merger agreement. The complaints also allege that AXA Financial, and in some cases AIMA, aided and abetted the alleged breaches of fiduciary duty by MONY's directors. The complaints seek various forms of relief, including damages and injunctive relief that would, if granted, prevent completion of the merger. In September 2003, a joint motion was filed on behalf of plaintiffs in six of the Delaware actions seeking to consolidate all actions. In November 2003, the Court of Chancery signed an order consolidating the actions and plaintiffs served a consolidated complaint. Pursuant to stipulation, in December 2003 defendants have contested the complaint. In January 2004, the Court of Chancery granted plaintiffs leave to amend their complaint. Plaintiffs have stated that they intend to file a motion for a preliminary injunction seeking to prevent completion of the merger. Defendants will oppose a motion for a preliminary injunction. The Court of Chancery has scheduled the hearing on plaintiffs' planned motion for February 17, 2004 and the parties are engaged in discovery.

        In addition, AXA Financial, MONY and MONY's directors have been named in two putative class action lawsuits filed in New York State Supreme Court in Manhattan, entitled LAUFER V. THE MONY GROUP, ET AL. and NORTH BORDER INVESTMENTS V. BARRETT, ET AL.. The complaints in these actions contain allegations substantially similar to those in the Delaware cases, and likewise purport to assert claims for breach of fiduciary duty against MONY's directors and for aiding and abetting a breach of fiduciary duty against AXA Financial. The complaints in these actions also purport to be brought on behalf of a class consisting of all MONY stockholders, excluding the defendants and their affiliates, and seek various forms of relief, including damages and injunctive relief that would, if granted, prevent the completion of the merger. In December 2003, defendants contested the claims in the LAUFER and NORTH BORDER complaints. The parties in each of these actions are engaged in discovery.

        Although the outcome of litigation generally cannot be predicted with certainty, the Company's management believes that, subject to the foregoing, (i) the settlement of the MCEACHERN litigation and the Mississippi Actions, including the agents' cross-claims, will not have a material adverse effect on the consolidated financial position or results of operations of the Company and (ii) the ultimate resolution of the other litigations described above should not have a material adverse effect on the consolidated financial position of the Company. The Company's management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        Alliance Litigations
        --------------------

        In April 2001, an amended class action complaint entitled MILLER, ET AL.
        V. MITCHELL HUTCHINS ASSET MANAGEMENT, INC., ET AL. was filed in the United States District Court for the Southern District of Illinois against Alliance, Alliance Fund Distributors, Inc. (now known as AllianceBernstein Investment Research and Management, Inc., "ABIRM"), a wholly owned subsidiary of Alliance, and other defendants alleging violations of the Investment Company Act of 1940, as amended ("ICA"), and breaches of common law fiduciary duty. The principal allegations of the amended complaint were that the advisory and distribution fees for certain mutual funds managed by Alliance were excessive and in violation of the ICA and the common law. Plaintiffs subsequently amended their compliant to include, as plaintiffs, shareholders of the AllianceBernstein Premier Growth Fund ("Premier Growth Fund"), the AllianceBernstein Quasar Fund (now known as AllianceBernstein Small Cap Growth Fund), the AllianceBernstein Growth and Income Fund, the AllianceBernstein Corporate Bond Fund, the AllianceBernstein Growth Fund, the AllianceBernstein Balanced Shares Fund, and the AllianceBernstein Americas Government Income Trust. In December 2003, the parties entered into a settlement agreement resolving the matter and the matter has been dismissed by the court.

        In December 2001, a complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND ("BENAK COMPLAINT") was filed in the United States District Court for the District of New Jersey against Alliance and Premier Growth Fund alleging that defendants violated Section 36(b) of the ICA. The principal allegations of the Benak Complaint are that Alliance breached its duty of loyalty to Premier Growth Fund because one of the directors of the general partner of Alliance served as a director of Enron Corp. ("Enron") when Premier Growth Fund purchased shares of Enron, and as a consequence thereof, the investment advisory fees paid to Alliance by Premier Growth Fund should be returned as a means of recovering for Premier Growth Fund the losses plaintiff alleges were caused by the alleged breach of the duty of loyalty. Subsequently, between December 2001 and July 2002, five complaints making substantially the same allegations and seeking substantially the same relief as the Benak Complaint were filed against Alliance and Premier Growth Fund. All of those actions were consolidated in the United States District Court for the District of New Jersey. In January 2003, a consolidated amended complaint entitled BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. ("BENAK CONSOLIDATED AMENDED COMPLAINT") was filed containing allegations similar to those in the individual complaints although it does not name the Premier Growth Fund as a defendant. In February 2003, the court granted with prejudice Alliance's motion to dismiss the Benak Consolidated Amended Complaint, holding that plaintiffs' allegations failed to state a claim under
        Section 36(b). Plaintiffs have thirty days from the entry of the dismissal order to appeal the court's decision dismissing the action. Alliance believes that plaintiffs' allegations in the Benak Consolidated Amended Complaint were without merit and intends to vigorously defend against any appeal that may be taken from the dismissal with prejudice of the action.

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("ENRON COMPLAINT") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including Alliance. The principal allegations of the Enron Complaint, as they pertain to Alliance, are that Alliance violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Corp. Zero Coupon Convertible Notes due 2021. Plaintiffs allege that Frank Savage, who was at that time an employee of Alliance and who was and remains a director of the general partner of Alliance, signed the registration statement at issue. Plaintiffs allege that the registration statement was materially misleading. Plaintiffs further allege that Alliance was a controlling person of Frank Savage. Plaintiffs therefore assert that Alliance is itself liable for the allegedly misleading registration statement. Plaintiffs seek recission or a recissionary measure of damages. In June 2002, Alliance moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint ("Enron Amended Consolidated Complaint"), with substantially identical allegations as to Alliance, was filed. Alliance filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, Alliance filed its opposition to class certification. Alliance's motion is pending. The case is currently in discovery. Alliance believes that plaintiffs' allegations in the Enron Amended Consolidated Complaint as to it are without merit and intends to vigorously defend against these allegations.

        In May 2002, a complaint entitled THE FLORIDA STATE BOARD OF ADMINISTRATION V. ALLIANCE CAPITAL MANAGEMENT L.P. ("SBA COMPLAINT") was filed in the Circuit Court of the Second Judicial Circuit, in and for Leon County, Florida against Alliance. The SBA Complaint alleges breach of contract relating to the Investment Management Agreement between The Florida State Board of Administration ("SBA") and Alliance, breach of the covenant of good faith and fair dealing contained in the Investment Management Agreement, breach of fiduciary duty, negligence, gross negligence and violation of the Florida Securities and Investor Protection Act, in connection with purchases and sales of Enron common stock for the SBA investment account. The SBA seeks more than $300 million in compensatory damages and an unspecified amount of punitive damages. In June 2002, Alliance moved to dismiss the SBA Complaint; in September 2002, the court denied Alliance's motion to dismiss the SBA Complaint in its entirety. In November 2003, the SBA filed an amended complaint ("Amended SBA Complaint"). While the Amended SBA Complaint contains the Enron claims, the Amended SBA Complaint also alleges that Alliance breached its contract with the SBA by investing in or continuing to hold stocks for the SBA's investment portfolio that were not "1 rated," the highest rating that Alliance's research analysts could assign. The SBA also added claims for negligent supervision and common law fraud. In December 2003, Alliance moved to dismiss the fraud and breach of fiduciary duty claims in the Amended SBA Complaint. In January 2004, the court denied that motion. The case is currently in discovery. Alliance believes the SBA's allegations in the Amended SBA Complaint are without merit and intends to vigorously defend against these allegations.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Alfred Harrison and Premier Growth Fund alleging violation of the ICA. Plaintiff seeks damages equal to Premier Growth Fund's losses as a result of Premier Growth Fund's investment in shares of Enron and a recovery of all fees paid to Alliance beginning November 1, 2000. In March 2003, the court granted Alliance's motion to transfer the Jaffe Complaint to the United States District Court for the District of New Jersey to be consolidated with the Benak Consolidated Amended Complaint already pending there. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The Amended Jaffe Complaint alleges violations of Section 36(a) of the ICA, common law negligence, and negligent misrepresentation. Specifically, the Amended Jaffe Complaint alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Premier Growth Fund by causing Premier Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Premier Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the Amended JAFFE COMPLAINT. Alliance and Alfred Harrison believe that plaintiff's allegations in the Amended JAFFE COMPLAINT are without merit and intend to vigorously defend against these allegations.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against Alliance, Premier Growth Fund and individual directors and certain officers of Premier Growth Fund. In August 2003, the court granted Alliance's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("Amended Goggins Compliant") in the United States District Court for the District of New Jersey. The Amended Goggins Complaint alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Premier Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the Amended Goggins Complaint alleges that the Premier Growth Fund's investment in Enron was inconsistent with the fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissory relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Premier Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, Alliance moved to dismiss the Amended Goggins Complaint. Alliance, Premier Growth Fund and the other defendants believe the plaintiffs' allegations in the Amended Goggins Complaint are without merit and intend to vigorously defend against these allegations.

        In August 2003, the Securities and Exchange Board of India ("SEBI") ordered that Samir C. Arora, a former research analyst/portfolio manager of Alliance, refrain from buying, selling or dealing in Indian securities. Until August 4, 2003, when Mr. Arora announced his resignation from Alliance, he served as head of Asian emerging markets equities and a fund manager of Alliance Capital Asset Management (India) Pvt. Ltd. ("ACAML"), a fund management company 75% owned by Alliance. The order states that Mr. Arora relied on unpublished price sensitive information in making certain investment decisions on behalf of certain clients of ACAML and Alliance, that there were failures to make required disclosures regarding the size of certain equity holdings, and that Mr. Arora tried to influence the sale of Alliance's stake in ACAML. Mr. Arora contested the findings in the order by filing objections and at a personal hearing held in August 2003. In September 2003, SEBI issued an order confirming its previous order against Mr. Arora. In October 2003, Mr. Arora filed an appeal with the Securities Appellate Tribunal ("SAT") seeking certain interim reliefs. Mr.

        Arora's appeal was heard by the SAT on December 15, 2003. The SAT passed an order on January 12, 2004 wherein it did not grant any interim reliefs to Mr. Arora since SEBI had stated that the investigations in the matter were in progress. However, the SAT has directed SEBI to complete the investigations by February 28, 2004 and to pass final orders in the matter by March 31, 2004. Alliance is reviewing this matter and, at the present time, management of Alliance does not believe its outcome will have a material impact on Alliance's results of operations or financial condition, and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In September 2003, SEBI issued to Alliance a show cause notice and finding of investigation (the "Notice"). The Notice requires Alliance to explain its failure to make disclosure filings as to the acquisition of shares of five (5) Indian equity securities held at various times by Alliance (through sub-accounts under foreign institutional investor licenses), ACAML and Alliance's local Indian mutual fund as required under the SEBI (Insider Trading) Regulations, 1992, and the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 when the holdings of the said entities in the Relevant Scrips crossed five percent (5%) which could make Alliance liable to pay penalties prescribed under Section 15A of the SEBI Act, 1992, which requires that disclosure be made when the holdings of an investor (or group of investors acting in concert) in an Indian security exceeds either five percent (5%) of the outstanding shares or changes by more than two percent (2%). In October 2003 and November 2003, Alliance filed its reply and written submissions, respectively. Alliance also had a personal hearing before the SEBI on October 21, 2003 and the decision of SEBI in relation to the Notice is pending. At the present time, management of Alliance does not believe the outcome of this matter will have a material impact on Alliance's results of operations or financial condition and the Company's management does not believe its outcome will have a material impact on the Company's consolidated results of operations or financial position.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, State of Illinois against Alliance. Plaintiff, purportedly a shareholder in the Premier Growth Fund, alleges that Alliance breached unidentified provisions of Premier Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Premier Growth Fund's portfolio must be a "1-rated" stock, the highest rating that Alliance's analysts could assign. Plaintiff alleges that Alliance impermissibly purchased shares of stocks that were not 1-rated. Plaintiff seeks rescission of all purchases of any non-1-rated stocks Alliance made for Premier Growth Fund over the past ten years, as well as an unspecified amount of damages. In November 2003, Alliance removed the Erb Complaint to the United States District Court for the Southern District of Illinois on the basis that plaintiff's alleged breach of contract claims are preempted under the Securities Litigation Uniform Standards Act. In December 2003, plaintiff filed a motion for remand. In February 2004, the court granted that motion and remanded the action to state court. Alliance believes that plaintiff's allegations in the Erb Complaint are without merit and intends to vigorously defend against these allegations.

        In October 2003, a purported class action complaint entitled HINDO ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("HINDO COMPLAINT") was filed against Alliance, Alliance Holding, ACMC, AXA Financial, the AllianceBernstein family of mutual funds ("AllianceBernstein Funds"), the registrants and issuers of those funds, certain officers of Alliance (the "Alliance defendants"), and certain other defendants not affiliated with Alliance, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with Alliance, including recovery of all fees paid to Alliance pursuant to such contracts. Between October 3 and January 29, 2004, forty additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed against Alliance and certain other defendants, and others may be filed. These forty additional lawsuits are as follows:

        a) Federal Court Class Actions: Twenty-five of the lawsuits were brought as class actions filed in Federal court (twenty-one in the United States District Court for the Southern District of New York, two in the United States District Court for the District of New Jersey, one in the United States District Court for the Northern District of California, and one in the United States District
            Court for the District of Connecticut). Certain of these additional lawsuits allege claims under the Securities Act, the Exchange Act, the Advisers Act, the ICA and common law. All of these lawsuits are brought on behalf of shareholders of AllianceBernstein Funds, except three. Of these three, one was brought on behalf of a unitholder of Alliance Holding and two were brought on behalf of participants in the Profit Sharing Plan for Employees of Alliance Capital ("Plan"). The latter two lawsuits allege claims under Sections 404, 405 and 406 of ERISA, on the grounds that defendants violated fiduciary obligations to the Plan by failing to disclose the alleged market timing and late trading activities in AllianceBernstein Funds, and by permitting the Plan to invest in funds subject to those activities. One of these ERISA actions has been voluntarily dismissed. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (two of the twenty-five cases pending before the United States District Court for the Southern District of New York).

        b) Federal Court Derivative Actions: Eight of the lawsuits were brought as derivative actions in Federal court (one in the United States District Court for the Southern District of New York, five in the United States District Court for the Eastern District of New York, and two in the United States District Court for the District of New Jersey). These lawsuits allege claims under the Exchange Act,
            Section 36(b) of the ICA and/or common law. Six of the lawsuits were brought derivatively on behalf of certain AllianceBernstein Funds, with the broadest lawsuits being brought derivatively on behalf of all AllianceBernstein Funds, generally alleging that defendants violated fiduciary obligations to the AllianceBernstein Funds and/or fund shareholders by permitting select investors to engage in market timing activities and failing to disclose those activities. Two of the lawsuits were brought derivatively on behalf of Alliance Holding, generally alleging that defendants breached fiduciary obligations to Alliance Holding or its unitholders by failing to prevent the alleged undisclosed market timing and late trading activities from occurring. AXA Financial is named as a defendant, primarily as a control person of Alliance, in all but two of these cases (the one case pending before the United States District Court for the Southern District of New York and one of the two cases pending before the United States District Court for the District of New Jersey).

        c) State Court Representative Actions: Two lawsuits were brought as class actions in the Supreme Court of the State of New York, County of New York, by alleged shareholders of an AllianceBernstein Fund on behalf of shareholders of the AllianceBernstein Funds. The lawsuits allege that defendants allowed certain parties to engage in late trading and market timing transactions in the AllianceBernstein Funds and that such arrangements breached defendants' fiduciary duty to investors, and purport to state a claim for breach of fiduciary duty. One of the complaints also purports to state claims for breach of contract and tortious interference with contract. AXA Financial is named as a defendant, primarily as a control person of Alliance, in one of these two lawsuits.

        d) A lawsuit was filed in Superior Court for the State of California, County of Los Angeles, alleging that defendants violated fiduciary responsibilities and disclosure obligations by permitting certain favored customers to engage in market timing and late trading activities in the AllianceBernstein Funds, and purports to state claims of unfair business practices under Sections 17200 and 17303 of the California Business & Professional Code. Pursuant to these statutes, the action was brought on behalf of members of the general public of the State of California. AXA Financial is named as a defendant, primarily as a control person of Alliance.

        e) State Court Derivative Actions: Three lawsuits were brought as derivative actions in state court (one in the Supreme Court of the State of New York, County of New York, and two in the Superior Court of the State of Massachusetts, County of Suffolk). The New York action was brought derivatively on behalf of Alliance Holding and alleges that, in connection with alleged market timing and late trading transactions, defendants breached their fiduciary duties to Alliance Holding and its unitholders by failing to maintain adequate controls and employing improper practices in managing unspecified AllianceBernstein Funds. AXA Financial is named as a defendant, primarily as a control person of Alliance in the New York lawsuit. The Massachusetts actions were brought derivatively on behalf of certain AllianceBernstein Funds and allege state common law claims for breach of fiduciary duty, abuse of control, gross mismanagement, waste and unjust enrichment. Both Massachusetts actions attempt to name AXA Financial as a defendant.

        f) State Court Individual Action: A lawsuit was filed in the District Court of Johnson County, Kansas, Civil Court Department, alleging that defendants were negligent and breached their fiduciary duties by knowingly entering into a number of illegal and improper arrangements with institutional investors for the purpose of engaging in late trading and market timing in AllianceBernstein Funds to the detriment of plaintiff and failing to disclose such arrangements in the AllianceBernstein Fund prospectuses, and purports to state claims under Sections 624 and 626 of the Kansas Consumer Protection Act, and Section 1268 of the Kansas Securities Act. The lawsuit also purports to state claims of negligent misrepresentation, professional negligence and breach of fiduciary duty under common law. AXA Financial is not named as a defendant in this lawsuit.

        All of these lawsuits seek an unspecified amount of damages. All of the Federal actions discussed above (i.e., the Hindo Complaint, Federal Court Class Actions and Federal Court Derivative Actions) are the subject of a petition or tag-along notices filed by Alliance before the Judicial Panel on Multidistrict Litigation ("MDL Panel") seeking to have all of the actions centralized in a single forum for pre-trial proceedings. On January 29, 2004, the MDL Panel held a hearing on these petitions. On February 20, 2004, the MDL Panel transferred all of the actions to the United States District Court for the District of Maryland. Pursuant to agreements among the parties, the Alliance defendants' and AXA Financial's responses to the Federal actions that have been served on Alliance and AXA Financial are stayed pending a decision on consolidation by the MDL panel and the filing of an amended or operative complaint. The various plaintiffs seeking appointment to serve as lead plaintiffs have stipulated to stay the lead plaintiff decision until after the MDL Panel makes a decision on the MDL petitions pending before it. In addition, discovery has not commenced in any of these cases. In most of them, discovery is stayed under the Private Securities Litigation Reform Act of 1995 or pursuant to an agreement among the parties.

        Defendants have removed each of the State Court Representative Actions discussed above, and thereafter submitted the actions to the MDL Panel in a notice of tag-along actions. Plaintiff in each of these actions has moved to remand the action back to state court or has indicated an intention to do so. Where defendants have responded to the complaints, defendants have moved to stay proceedings pending transfer by the MDL Panel.

        Defendants have not yet responded to the complaints filed in the State Court Derivative Actions.

        Alliance recorded charges to income totaling $330.0 million in 2003 in connection with establishing the $250.0 million restitution fund (which is discussed in detail under "Business - Regulation" in this Form 10-K) and certain other matters discussed above under "Alliance Litigations". Management of Alliance, however, cannot determine at this time the eventual outcome, timing or impact of these matters. Accordingly, it is possible that additional charges in the future may be required.

        With respect to the matters discussed above under "Alliance Litigations" (other than those referred to in the preceding paragraph and those related to SEBI), management of Alliance is unable to estimate the impact, if any, that the outcome of these matters may have on Alliance' results of operations or financial condition and the Company's management is unable to estimate the impact, if any, that the outcome of these matters may have on the Company's results of operations or financial position.


        In addition to the matters previously reported and those described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.


17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2004 and the four successive years are $125.8 million, $123.6 million, $111.5 million, $97.8 million, $90.1 million and $764.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2004 and the four successive years is $13.0 million, $9.2 million, $2.9 million, $2.7 million, $2.3 million and $16.1 million thereafter.

        At December 31, 2003, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2004 and the four successive years is $80.7 million, $79.4 million, $78.4 million, $69.8 million, $62.2 million and $497.7 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2004 and 2005 are $2.0 million and $1.9 million, respectively.


18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit Equitable Life to pay shareholder dividends not greater than $413.2 million during 2004. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2003, 2002 and 2001, the Insurance Group statutory net income totaled $549.4 million, $451.6 million and $547.7 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,476.6 million and $4,281.0 million at December 31, 2003 and 2002, respectively. In 2003, 2002 and 2001, respectively, $400.0 million, $500.0 million and $1.7 billion in shareholder dividends were paid by Equitable Life.

        At December 31, 2003, the Insurance Group, in accordance with various government and state regulations, had $27.2 million of securities deposited with such government or state agencies.

        In 1998, the NAIC approved a codification of statutory accounting practices ("Codification"), which provides regulators and insurers with uniform statutory guidance, addresses areas where statutory accounting previously was silent and changes certain existing statutory positions. Equitable Life and Equitable of Colorado became subject to Codification rules for all state filings upon adoption of Codification by the respective states.

        On December 27, 2000, an emergency rule was issued by the New York Insurance Department (NYID), which adopted Codification in New York effective on January 1, 2001 except where the guidance conflicted with New York Law. Differences in the New York regulation adopted in 2000 from Codification were in accounting for deferred taxes and goodwill, which are required to be disclosed in the notes to the Annual Statement, as well as the Annual Audited Report. On September 24, 2002, the bill authorizing the admissibility of deferred taxes by New York insurers was signed into law and was effective as of January 1, 2002. The impact of adopting the accounting for deferred taxes at January 1, 2002 was a $363.6 million decrease to surplus.

        The implementation of Codification in 2001 resulted in a $1,630.9 million increase to surplus and capital stock, principally due to the $1,660.8 million valuation adjustment related to Alliance.

        The application of the Codification rules as adopted by the State of Colorado had no significant effect on Equitable Life or Equitable of Colorado.

        At December 31, 2003 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2003.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, Federal income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured, (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in Alliance and Alliance Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2003               2002                2001
                                                            -----------------   ----------------   -----------------
                                                                                 (In Millions)

        Net change in statutory surplus and
          capital stock....................................  $        43.4       $   (1,354.7)      $      104.1
        Change in AVR......................................          152.2             (464.7)            (230.2)
                                                            -----------------   ----------------   -----------------
        Net change in statutory surplus, capital stock
          and AVR..........................................          195.6           (1,819.4)            (126.1)
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................         (245.7)             255.2              270.8
          DAC..............................................          556.1              458.1              458.5
          Deferred Federal income taxes....................           30.9             (634.6)            (354.8)
          Valuation of investments.........................           39.6              (74.8)              67.9
          Valuation of investment subsidiary...............         (321.6)           1,399.4           (1,507.9)
          Change in fair value of guaranteed minimum income
            benefit reinsurance contracts..................          (91.0)             120.0                -
          Shareholder dividends paid......................           400.0              500.0            1,700.0
          Changes in non-admitted assets...................          (35.1)             384.2              138.3
          Other, net.......................................           (2.1)             (23.7)               5.4
          GAAP adjustments for Other Discontinued
            Operations.....................................           (2.3)              23.0               (5.1)
                                                            -----------------   ----------------   -----------------
        Net Earnings of the Insurance Group................  $       524.4       $      587.4       $      647.0
                                                            =================   ================   =================

                                      F-49


                                                                                  December 31,
                                                            ---------------------------------------------------------
                                                                  2003               2002                2001
                                                            -----------------   ----------------   ------------------
                                                                                 (In Millions)

        Statutory surplus and capital stock................  $     4,134.7       $    4,091.3       $    5,446.0
        AVR................................................          341.9              189.7              654.4
                                                            -----------------   ----------------   ------------------
        Statutory surplus, capital stock and AVR...........        4,476.6            4,281.0            6,100.4
        Adjustments:
          Future policy benefits and policyholders'
            account balances...............................       (1,483.3)          (1,237.6)          (1,492.8)
          DAC..............................................        6,290.4            5,801.0            5,513.7
          Deferred Federal income taxes....................       (1,729.8)          (1,835.8)          (1,252.2)
          Valuation of investments.........................        2,196.3            1,629.6              635.9
          Valuation of investment subsidiary...............       (1,513.0)          (1,191.4)          (2,590.8)
          Fair value of guaranteed minimum income benefit
            reinsurance contracts..........................           29.0              120.0                -
          Non-admitted assets..............................        1,130.2            1,162.3              778.1
          Issuance of surplus notes........................         (599.6)            (599.6)            (539.4)
          Other, net.......................................           77.7              157.2              536.6



          GAAP adjustments for Other Discontinued
            Operations.....................................         (103.9)            (108.7)            (123.8)
                                                            -----------------   ----------------   ------------------
        Equity of the Insurance Group......................  $     8,770.6       $    8,178.0       $    7,565.7
                                                            =================   ================   ==================


19)     ALLIANCE CHARGE FOR MUTUAL FUND MATTERS AND LEGAL PROCEEDINGS

        On December 18, 2003, Alliance reached terms with the SEC for the resolution of regulatory claims against Alliance with respect to market timing. The SEC accepted an Offer of Settlement submitted by Alliance. Alliance concurrently reached an agreement in principle with the New York Attorney General ("NYAG"), which is subject to final definitive documentation.

        The key provisions of the settlement with the SEC and NYAG are that Alliance must establish a $250 million fund to compensate fund shareholders for the adverse effect of market timing. Of the $250 million fund, $150 million is characterized as disgorgement and $100 million is characterized as a penalty. In addition, the agreement with the NYAG requires a weighted average reduction in fees of 20% on Alliance's U.S. long-term open-end retail funds for a minimum of five years, which commenced January 1, 2004. This reduction in fees is expected to reduce Alliance Capital revenues by approximately $70 million in 2004.

        Alliance recorded pre-tax charges to income of $190 million and a $140 million for the quarters ended September 30, 2003 and December 31, 2003, respectively, or $330 million for the year 2003, to cover restitution, litigation and other costs associated with these investigations and other litigation. The effect of this settlement on the Company's 2003 net earnings after reflecting its impact on incentive compensation, income taxes and minority interest was $90.1 million.


20)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment principally includes Alliance. Alliance provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $103.0 million, $102.2 million and $116.6 million for 2003, 2002 and 2001, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before Federal income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Segment revenues:
       Insurance..........................................   $     4,734.4       $     4,673.4     $     4,763.3
       Investment Services................................         2,738.5             2,744.9           2,994.4
       Consolidation/elimination..........................           (70.4)              (71.3)            (90.0)
                                                            -----------------   ----------------  ------------------
       Total Revenues.....................................   $     7,402.5       $     7,347.0     $     7,667.7
                                                            =================   ================  ==================

       Segment earnings (loss) from continuing operations
          before Federal income taxes
          and minority interest:
       Insurance..........................................   $       631.6       $       437.9     $       707.5
       Investment Services................................           318.6               590.7             585.4
                                                            -----------------   ----------------  ------------------
       Total Earnings from Continuing Operations
          before Federal Income Taxes
          and Minority Interest...........................   $       950.2       $     1,028.6     $     1,292.9
                                                            =================   ================  ==================

                                                                                   December 31,
                                                                  2003                2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)
       Assets:
       Insurance..........................................   $    98,822.1       $    80,638.7     $    84,572.2
       Investment Services................................        15,410.1            14,160.3          15,808.8
       Consolidation/elimination..........................            33.1                27.3             (94.4)
                                                            -----------------   ----------------  ------------------
       Total Assets.......................................   $   114,265.3       $    94,826.3     $   100,286.6
                                                            =================   ================  ==================

21)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2003 and 2002 are summarized below:

                                                                    Three Months Ended
                                       ------------------------------------------------------------------------------
                                           March 31           June 30           September 30          December 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (In Millions)
        2003
        Total Revenues................  $     1,674.7      $     1,826.8       $    1,857.8         $    2,043.2
                                       =================  =================   ==================   ==================

        Earnings from
          Continuing Operations.......  $        35.7      $       209.7       $      134.8         $      140.8
                                       =================  =================   ==================   ==================

        Net Earnings..................  $        35.7      $       209.8       $      135.5         $      143.4
                                       =================  =================   ==================   ==================

        2002
        Total Revenues................  $     1,883.9      $     2,072.1       $    1,860.9         $    1,530.1
                                       =================  =================   ==================   ==================

        Earnings from Continuing
          Operations..................  $       162.6      $       206.5       $      267.1         $      (21.3)
                                       =================  =================   ==================   ==================

        Net Earnings..................  $       130.4      $       205.1       $      286.5         $      (34.6)
                                       =================  =================   ==================   ==================


22)     ACCOUNTING FOR STOCK-BASED COMPENSATION

        The Holding Company sponsors a stock incentive plan for employees of Equitable Life. Alliance sponsors its own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Stock-based employee compensation expense is not reflected in the statement of earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. The following table illustrates the effect on net income had compensation expense as related to options awarded under the Company's Stock Incentive Plans been determined based on SFAS No. 123's fair value based method, including the cost of the amendments and modifications made in connection with AXA's acquisition of the minority interest in the Holding Company:

                                                                  2003               2002                 2001
                                                            -----------------   ----------------   -------------------
                                                                                  (In Millions)

        Net income, as reported............................  $       524.4       $      587.4       $      647.0
        Less: total stock-based employee compensation
           expense determined under fair value method for
           all awards, net of Federal income tax benefit...          (35.8)             (36.0)             (22.2)
                                                            -----------------   ----------------   -------------------
        Pro Forma Net Earnings.............................  $       488.6       $      551.4       $      624.8
                                                            =================   ================   ===================

        In conjunction with approval of the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock, generally all outstanding options awarded under the 1997 and 1991 Stock Incentive Plans were amended to become immediately and fully exercisable pursuant to their terms upon expiration of the initial tender offer. In addition, the agreement provided that at the effective time of the merger, the terms of all outstanding options granted under those Plans would be further amended and converted into options of equivalent intrinsic value to acquire a number of AXA ordinary shares in the form of ADRs. Also pursuant to the agreement, holders of non-qualified options were provided with an alternative to elect cancellation of those options at the effective time of the merger in exchange for a cash payment from the Holding Company. For the year ended December 31, 2000, the Company recognized compensation expense of $493.9 million, representing the cost of these Plan amendments and modifications offset by an addition to capital in excess of par value.

        Beginning in 2001, under the 1997 Stock Incentive Plan, the Holding Company can grant AXA ADRs and options to purchase AXA ADRs. The options, which include Incentive Stock Options and Nonstatutory Stock Options, are issued at the fair market value of the AXA ADRs on the date of grant. Generally, one-third of stock options granted vest and become exercisable on each of the first three anniversaries of the date such options were granted. Options are currently exercisable up to 10 years from the date of grant.

        Following completion of the merger of AXA Merger Corp. with and into the Holding Company, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001, the closing date of the aforementioned merger. The Company recorded an increase (reduction) in the Stock Appreciation Rights liability of $12.0 million and $(10.2) million for 2003 and 2002, respectively, reflecting the variable accounting for the Stock Appreciation Rights, based on the change in the market value of AXA ADRs in 2003 and 2002.

        The Black-Scholes option pricing model was used in determining the fair values of option awards used in the pro-forma disclosures above. The option pricing assumptions for 2003, 2002 and 2001 follow:

                                       Holding Company                            Alliance
                           -----------------------------------------   -------------------------------
                               2003           2002         2001          2003      2002       2001
                           -------------  ------------- ------------   -------------------- ----------

        Dividend yield....    2.48%          2.54%         1.52%         6.1%      5.80%      5.80%

        Expected
          volatility......     46%            46%           29%           32%       32%        33%

        Risk-free interest
          rate............    2.72%          4.04%         4.98%         3.0%      4.2%       4.5%

        Expected life
          in years........      5              5             5            7.0       7.0        7.2

        Weighted average
          fair value per
          option at
          grant-date......    $4.39          $6.30         $9.42         $5.96     $5.89      $9.23

        A summary of the activity in the option shares of the Holding Company and Alliance's option plans follows, including information about options outstanding and exercisable at December 31, 2003. Outstanding options at January 2, 2001 to acquire AXA ADRs reflect the conversion of 11.5 million share options of the Holding Company that remained outstanding following the above-described cash settlement made pursuant to the agreement for AXA's acquisition of the minority interest in the Holding Company's Common Stock. All information presented below as related to options to acquire AXA ADRs gives appropriate effect to AXA's May 2001 four-for-one stock split and the related changes in ADR parity for each Holding Company share option:

                                                       Holding Company                          Alliance
                                             ------------------------------------   ---------------------------------
                                                                    Weighted                            Weighted
                                                                    Average                             Average
                                                  AXA ADRs          Exercise            Units           Exercise
                                               (In Millions)         Price          (In Millions)        Price
                                             ------------------- ----------------   --------------- -----------------


        :
        Balance at January 2, 2001                18.3              $21.65               15.4           $28.73
          Granted........................         17.0              $31.55                2.5           $50.34
          Exercised......................         (2.2)             $11.57               (1.7)          $13.45
          Forfeited......................         (3.1)             $32.02                (.3)          $34.51
                                             -------------------                    ---------------

        Balance at December 31, 2001.....         30.0              $31.55               15.9           $33.58
          Granted........................          6.7              $17.24                2.4           $33.32
          Exercised......................          (.2)             $10.70               (1.4)          $14.83
          Forfeited......................         (1.2)             $27.12                (.5)          $42.99
                                             -------------------                    ---------------

        Balance at December 31, 2002              35.3              $25.14               16.4           $34.92
          Granted.........................         9.1              $12.60                 .1           $35.01
          Exercised.......................        (1.7)              $7.85               (1.2)          $17.26
          Forfeited.......................        (1.8)             $25.16               (1.5)          $43.26
                                             -------------------                    ---------------
        Balance at December 31, 2003              40.9              $23.04               13.8           $35.55
                                             ===================                    ===============

        Information about options outstanding and exercisable at December 31, 2003 follows:

                                            Options Outstanding                            Options Exercisable
                             ---------------------------------------------------   -------------------------------------
                                                   Weighted
                                                    Average         Weighted                               Weighted
              Range of             Number          Remaining        Average             Number              Average
              Exercise          Outstanding       Contractual       Exercise          Exercisable          Exercise
               Prices          (In Millions)     Life (Years)        Price           (In Millions)           Price
        --------------------------------------- ---------------- ---------------   ------------------   ----------------

              AXA ADRs
        ----------------------

          $ 6.325 - $ 9.01            .4               1.86           $ 7.64               .4                $ 7.63
          $10.195 - $15.20          11.8               8.35           $12.73              2.1                $13.23
          $15.995 - $22.84           9.9               6.82           $18.50              6.3                $18.66
          $26.095 - $33.025         13.8               4.63           $30.85              9.6                $30.48
          $36.031                    5.0               5.48           $36.03              5.0                $36.03
                              -----------------                                    ------------------
          $ 6.325 - $36.031         40.9               6.31           $23.04             23.4                $26.52
                              =================                                    ==================


              Alliance
        ----------------------
           $ 8.81 - $18.47           2.6               2.48           $13.19              2.6                $13.19
           $24.84 - $30.25           3.2               5.35           $27.90              2.9                $27.69
           $30.94 - $48.50           4.3               7.76           $40.63              1.8                $44.85
           $50.15 - $50.56           2.0               7.92           $50.25               .8                $50.25
           $51.10 - $58.50           1.7               6.95           $53.77              1.0                $53.76
                              -----------------                                    ------------------
           $ 8.81 - $58.50          13.8               6.13           $35.55              9.1                $31.89
                              =================                                    ==================

        The Company's ownership interest in Alliance will continue to be reduced upon the exercise of unit options granted to certain Alliance employees. Options are exercisable over periods of up to ten years.

        In 1997, Alliance Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by Alliance Holding at the time of grant. These awards include options, restricted Alliance Holding units and phantom restricted Alliance Holding units, performance awards, other Alliance Holding unit based awards, or any combination thereof. At December 31, 2003, approximately
        13.0 million Alliance Holding units of a maximum 41.0 million units were subject to options granted and 103,262 Alliance Holding units were subject to awards made under this plan.

23)     RELATED PARTY TRANSACTIONS

        Beginning January 1, 2000, the Company reimburses the Holding Company for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to the Holding Company of the benefits provided which totaled $57.6 million and $39.7 million, respectively, for 2003 and 2002.

        The Company paid $639.1 million and $596.6 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2003 and 2002. The Company charged AXA Distribution's subsidiaries $304.4 million and $411.9 million, respectively, for their applicable share of operating expenses for 2003 and 2002, pursuant to the Agreements for Services.

        In September 2001, Equitable Life loaned $400.0 million to AXA Insurance Holding Co. Ltd., a subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both Equitable Life and Alliance, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements which include technology and professional development arrangements. Payments by Equitable Life and Alliance to AXA under such agreements totaled approximately $16.7 million and $17.9 million in 2003 and 2002, respectively. Payments by AXA and AXA affiliates to Equitable Life under such agreements totaled $32.5 million and $17.6 million in 2003 and 2002, respectively.

        In 2003, Equitable Life entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect wholly owned subsidiary of the Holding Company, to cede certain term insurance policies written after December 2002. Equitable Life ceded $9.0 million of premiums and $2.8 million of reinsurance reserves to AXA Bermuda in 2003.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by Alliance described below:

                                                                  2003               2002               2001
                                                            -----------------   ----------------  ------------------
                                                                                 (In Millions)

       Investment advisory and services fees..............   $       824.6       $       854.5     $       997.1
       Distribution revenues..............................           436.0               467.5             544.6
       Shareholder servicing fees.........................            82.3                89.7              87.2
       Other revenues.....................................            11.4                10.2              11.0
       Brokerage..........................................             3.6                 7.0               5.7

                      REPORT OF INDEPENDENT AUDITORS ON
                   CONSOLIDATED FINANCIAL STATEMENT SCHEDULES





To the Board of Directors of
The Equitable Life Assurance Society of the United States


Our audits of the consolidated financial statements referred to in our report dated March 9, 2004 appearing on page F-1 of this Annual Report on Form 10-K also included an audit of the financial statement schedules listed in Item 15(a)2 of this Form 10-K. In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.




/s/PricewaterhouseCoopers LLP
New York, New York

March 9, 2004

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2003

                                                                                   Estimated          Carrying
Type of Investment                                              Cost (A)          Fair Value           Value
-------------------                                         -----------------   ----------------   ---------------
                                                                                (In Millions)

Fixed maturities:
   U.S. government, agencies and authorities..............   $       812.3       $      870.5       $      870.5
   State, municipalities and political subdivisions.......           188.2              200.3              200.3
   Foreign governments....................................           248.4              294.0              294.0
   Public utilities.......................................         2,994.1            3,214.1            3,214.1
   All other corporate bonds..............................        21,496.6           22,957.7           22,957.7
   Redeemable preferred stocks............................         1,412.0            1,558.9            1,558.9
                                                            -----------------   ----------------   ---------------
Total fixed maturities....................................        27,151.6           29,095.5           29,095.5
                                                            -----------------   ----------------   ---------------
Equity securities:
  Common stocks:
    Industrial, miscellaneous and all other...............            13.5               13.6               13.6
Mortgage loans on real estate.............................         3,503.1            3,761.7            3,503.1
Real estate...............................................           310.8              XXX                310.8
Real estate acquired in satisfaction of debt..............           275.8              XXX                275.8
Real estate joint ventures................................            69.9              XXX                 69.9
Policy loans..............................................         3,894.3            4,481.9            3,894.3
Other limited partnership interests.......................           775.5              775.5              775.5
Other invested assets.....................................         1,101.6            1,101.6            1,101.6
                                                            -----------------   ----------------   ---------------

Total Investments.........................................   $    37,096.1       $   39,229.8       $   39,040.1
                                                            =================   ================   ===============

(A) Cost for fixed maturities represents original cost, reduced by repayments and writedowns and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns; for other limited partnership interests, cost represents original cost adjusted for equity in earnings and distributions.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                         BALANCE SHEETS (PARENT COMPANY)
                           DECEMBER 31, 2003 AND 2002

                                                                                   2003                 2002
                                                                              -----------------    -----------------
                                                                                         (In Millions)

ASSETS
Investment:
  Fixed maturities:
    Available for sale, at estimated fair value (amortized
      cost of $26,874.1 and $24,480.4, respectively)........................  $     28,787.4       $     25,981.9
  Mortgage loans on real estate.............................................         3,503.1              3,746.2
  Equity real estate........................................................           656.4                717.3
  Policy loans..............................................................         3,670.4              3,805.8
  Investments in and loans to affiliates....................................         1,246.9              1,359.3
  Other equity investments..................................................           789.0                720.2
  Other invested assets.....................................................           590.7                892.4
                                                                              -----------------    -----------------
      Total investments.....................................................        39,243.9             37,223.1
Cash and cash equivalents...................................................           402.4                 15.3
Deferred policy acquisition costs...........................................         6,248.6              5,749.8
Amounts due from reinsurers.................................................         1,510.8              1,482.4
Other assets................................................................         2,228.8              2,289.2
Loans to affiliates.........................................................           400.0                413.0
Prepaid pension asset.......................................................           838.3                865.1
Separate Accounts assets....................................................        54,438.1             39,012.1
                                                                              -----------------    -----------------

Total Assets................................................................  $    105,310.9       $     87,050.0
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $     24,907.5       $     22,630.6
Future policy benefits and other policyholders liabilities..................        13,831.4             13,892.5
Short-term and long-term debt...............................................           847.9                847.8
Federal income taxes payable................................................         1,775.9              1,474.2
Other liabilities...........................................................           877.0                922.0
Separate Accounts liabilities...............................................        54,300.6             38,883.8
                                                                              -----------------    -----------------
      Total liabilities.....................................................        96,540.3             78,650.9
                                                                              -----------------    -----------------

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized, issued
  and outstanding...........................................................             2.5                  2.5
Capital in excess of par value..............................................         4,848.2              4,812.8
Retained earnings...........................................................         3,027.1              2,902.7
Accumulated other comprehensive income......................................           892.8                681.1
                                                                              -----------------    -----------------
      Total shareholder's equity............................................         8,770.6              8,399.1
                                                                              -----------------    -----------------

Total Liabilities and Shareholder's Equity..................................  $    105,310.9       $     87,050.0
                                                                              =================    =================


The financial information of The Equitable Life Assurance Society of the United States (Parent Company) should be read in conjunction with the Consolidated Financial Statements and Notes thereto. For information regarding capital in excess of par value refer to Note 1 of Notes to Consolidated Financial Statements.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                     STATEMENTS OF EARNINGS (PARENT COMPANY)
                    YEARS ENDED DECEMBER 31, 2003, 2002, 2001



                                                                      2003                2002               2001
                                                                 -----------------   -----------------   ---------------
                                                                                     (In Millions)
REVENUES
Universal life and investment-type product policy fee
  income........................................................  $     1,373.1      $     1,312.3       $     1,337.4
Premiums........................................................          882.8              936.7             1,010.0
Net investment income...........................................        2,338.3            2,321.7             2,301.9
Investment losses, net..........................................          (70.6)            (264.1)             (201.4)
Equity in earnings of subsidiaries .............................           44.3              113.1               134.2
Commissions, fees and other income..............................          163.2              337.6               244.1
                                                                 -----------------   -----------------  ----------------
      Total revenues............................................        4,731.1            4,757.3             4,826.2
                                                                 -----------------   -----------------  ----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.........................................        1,691.0            2,025.7             1,878.9
Interest credited to policyholders' account balances............          946.6              945.5               957.1
Compensation and benefits.......................................          379.1              310.2               371.3
Commissions.....................................................        1,072.4              835.5               825.0
Interest expense................................................           58.8               72.5                71.5
Amortization of deferred policy acquisition costs...............          424.9              292.6               284.0
Capitalization of deferred policy acquisition costs.............         (990.0)            (753.2)             (743.4)
Rent expense....................................................           67.9               66.7                62.8
Amortization and depreciation...................................           98.1               88.0                92.1
Premium taxes...................................................           35.7               36.3                36.9
Other operating costs and expenses..............................          242.7              248.0               159.0
                                                                 -----------------   -----------------  ----------------
      Total benefits and other deductions.......................        4,027.2            4,167.8             3,995.2
                                                                 -----------------   -----------------  ----------------

Earnings from continuing operations before
  Federal income taxes..........................................          703.9              589.5               831.0
Federal income tax (expense) benefit............................         (182.9)              25.4              (224.4)
                                                                 -----------------   -----------------  ----------------
Earnings from continuing operations.............................          521.0              614.9               606.6
Earnings from discontinued operations, net of
   Federal income taxes.........................................            3.4                5.6                43.9
Cumulative effect of accounting changes, net of
   Federal income taxes.........................................            -                (33.1)               (3.5)
                                                                 -----------------   -----------------  ----------------
Net Earnings....................................................  $       524.4      $       587.4       $       647.0
                                                                 =================   =================  ================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE II
                    STATEMENTS OF CASH FLOWS (PARENT COMPANY)
                  YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                      2003                2002                2001
                                                                 -----------------   -----------------   ----------------
                                                                                     (In Millions)

Net earnings....................................................  $       524.4      $       587.4       $       647.0
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Interest credited to policyholders' account balances..........          946.6              945.5               957.1
  Universal life and investment-type policy fee income..........       (1,373.1)          (1,312.3)           (1,337.4)
  Investment losses net.........................................           70.6              264.1               201.4
  Equity in net earnings of subsidiaries........................          (44.3)            (113.1)             (134.2)
  Dividends from subsidiaries...................................          181.8              213.6             1,289.4
  Change in deferred policy acquisition costs...................         (565.1)            (460.6)             (459.4)
  Change in future policy benefits and other policyholder
    funds.......................................................          (98.7)             216.1               (15.6)
  Change in prepaid pension asset...............................           26.8             (363.0)              (56.7)
  Change in fair value of guaranteed minimum income
      benefit reinsurance contract..............................           91.0             (120.0)                -
  Change in property and equipment..............................          (23.9)             (23.2)             (121.7)
  Change in Federal income tax payable..........................          193.0               93.2               573.9
  Amortization and depreciation.................................           98.1               88.0                92.1
  Other, net....................................................          187.2              118.2                57.9
                                                                 -----------------   -----------------  -----------------

Net cash provided by operating activities.......................          214.4              133.9             1,693.8
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments.....................................        4,180.6            2,973.1             2,429.1
  Sales.........................................................        4,778.7            7,624.4             7,470.3
  Purchases.....................................................      (11,403.4)         (12,609.2)          (11,775.1)
  Increase in loans to discontinued operations..................            2.5               38.1                14.7
  Change in short-term investments..............................          357.0             (570.9)              123.1
  Change in policy loans........................................          135.6               71.5               (52.2)
  Loans to affiliates...........................................            -                  -                (400.0)
  Other, net....................................................          (61.7)              97.5               (60.3)
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities...........................       (2,010.7)          (2,375.5)           (2,250.4)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
    Deposits....................................................        5,689.6            4,384.9             3,252.1
    Withdrawals and transfers to Separate Accounts..............       (3,141.6)          (1,995.9)           (2,445.4)
  Net decrease in short-term financings.........................            (.2)               (.2)                (.2)
  Shareholder dividends paid....................................         (400.0)            (500.0)           (1,700.0)
  Other, net....................................................           35.6               59.1               (29.3)
                                                                 -----------------   -----------------  -----------------

Net cash provided (used) by financing activities................        2,183.4            1,947.9              (922.8)
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents.............................          387.1             (293.7)           (1,479.4)

Cash and cash equivalents, beginning of year....................           15.3              309.0             1,788.4
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year..........................  $       402.4      $        15.3       $       309.0
                                                                 =================   =================  =================

Supplemental cash flow information
  Interest Paid.................................................  $        43.2      $        43.6       $        43.4
                                                                 =================   =================  =================
  Income Taxes (Refunded) Paid..................................  $       (58.8)     $      (153.6)      $       517.0
                                                                 =================   =================  =================

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2003

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- --------------- ------------------ ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $    2,340.8
Investment
  Services.............              -                 -                -                -               16.9
Consolidation/
  elimination..........              -                 -                -                -               29.2
                           --------------- ------------------ ----------------- -------------- ---------------
Total..................     $    6,290.4     $    25,307.7     $   13,934.7      $    2,266.1   $     2,386.9
                           =============== ================== ================= ============== ===============

                                               Amortization
                            Policyholders'      of Deferred          (2)
                             Benefits and         Policy            Other
                               Interest         Acquisition       Operating
         Segment               Credited            Cost            Expense
-------------------------- ----------------- ------------------ ---------------


Insurance..............     $     2,677.9     $      434.6       $       990.3
Investment
  Services.............               -                -               2,419.9
Consolidation/
  elimination..........               -                -                 (70.4)
                           ----------------- ------------------ ---------------
Total..................     $     2,677.9     $      434.6       $     3,339.8
                           ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                   AT AND FOR THE YEAR ENDED DECEMBER 31, 2002

                                                               Future Policy        Policy
                               Deferred                           Benefits         Charges          (1)
                                Policy       Policyholders'      and Other           and            Net
                             Acquisition        Account        Policyholders'      Premium       Investment
         Segment                Costs           Balance            Funds           Revenue         Income
-------------------------- -------------- ------------------- ----------------- -------------- ---------------
                                                      (In Millions)

Insurance..............     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $    2,331.2
Investment
  Services.............              -                 -                -                -               18.0
Consolidation/
  elimination..........              -                 -                -                -               28.0
                           -------------- ------------------- ----------------- -------------- ---------------
Total..................     $    5,801.0     $    23,037.5     $   13,975.7      $    2,260.7   $     2,377.2
                           ============== =================== ================= ============== ===============

                                                Amortization
                             Policyholders'      of Deferred          (2)
                              Benefits and         Policy            Other
                                Interest         Acquisition       Operating
         Segment                Credited            Cost            Expense
--------------------------  ----------------- ------------------ ---------------


Insurance..............      $     3,008.5     $      296.7       $       930.3
Investment
  Services.............                -                -               2,154.2
Consolidation/
  elimination..........                -                -                 (71.3)
                            ----------------- ------------------ ---------------
Total..................      $     3,008.5     $      296.7       $     3,013.2
                            ================= ================== ===============



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 2001





                                                                    Policy
                                                                   Charges             (1)            Policyholders'
                                                                     and               Net             Benefits and
                                                                   Premium          Investment           Interest
                           Segment                                 Revenue            Income             Credited
--------------------------------------------------------------- ---------------  ----------------- ----------------------
                                                                                   (In Millions)

Insurance...................................................     $   2,362.2      $    2,337.9      $        2,870.5
Investment
  Services..................................................             -                39.9                   -
Consolidation/
  elimination...............................................             -                26.5                   -
                                                                ---------------  ----------------- ----------------------
Total.......................................................     $   2,362.2      $    2,404.3      $        2,870.5
                                                                ===============  ================= ======================

                                                                    Amortization
                                                                     of Deferred              (2)
                                                                       Policy                Other
                                                                     Acquisition           Operating
                                                                        Cost                Expense
                                                                 -------------------- --------------------


Insurance...................................................     $       287.9        $      897.4
Investment
  Services..................................................               -               2,409.0
Consolidation/
  elimination...............................................               -                 (90.0)
                                                                -------------------- --------------------
Total.......................................................     $       287.9        $    3,216.4
                                                                ===================== ====================



(1) Net investment income is based upon specific identification of portfolios within segments.

(2) Operating expenses are principally incurred directly by a segment.

            THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                                   SCHEDULE IV
                                 REINSURANCE (A)
           AT AND FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                                                                         Assumed                            Percentage
                                                     Ceded to              from                             of Amount
                                   Gross               Other              Other              Net             Assumed
                                   Amount            Companies          Companies           Amount            to Net
                              -----------------   ----------------   -----------------  ---------------   ---------------
                                                                (Dollars In Millions)

2003
----
Life Insurance In-Force......  $    266,115.8      $   90,031.1       $   41,078.1       $   217,162.8         18.92%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        769.0      $       70.2       $      140.9       $       839.7         16.78%
Accident and health..........           144.8              98.2               12.1                58.7         20.61%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        913.8      $      168.4       $      153.0       $       898.4         17.03%
                              =================   ================   =================  ===============

2002
----
Life Insurance In-Force......  $    264,456.6      $   89,413.1       $   42,228.6       $   217,281.1         19.44%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        803.3      $       86.8       $      145.7       $       862.2         16.90%
Accident and health..........           151.3             104.0               35.7                83.0         43.01%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        954.6      $      190.8       $      181.4       $       945.2         19.19%
                              =================   ================   =================  ===============

2001
----
Life Insurance In-Force......  $    263,375.6      $   75,190.5       $   42,640.4       $   230,825.5         18.47%
                              =================   ================   =================  ===============

Premiums:
Life insurance and
  annuities..................  $        830.2      $       63.6       $      138.5       $       905.1         15.30%
Accident and health..........           159.8             109.5               64.5               114.8         56.18%
                              -----------------   ----------------   -----------------  ---------------
Total Premiums...............  $        990.0      $      173.1       $      203.0       $     1,019.9         19.90%
                              =================   ================   =================  ===============


(A) Includes amounts related to the discontinued group life and health business.

*
          Supplement dated May 1, 2004 to Prospectus dated May 1, 2004
    ------------------------------------------------------------------------



                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.



                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 2004 for the
                    appropriate Members Retirement Program.




------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5 3/4%.



                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963
                     October 1999                   $9.8568
                     October 2000                  $10.6810
                     October 2001                   $7.3761
                     October 2002                   $5.3455
                     October 2003                   $6.3322


                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.



         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 2004 prospectus and the Statement of Additional Information.



                               INVESTMENT MANAGER

The Manager



         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 2004 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder AXA Financial, Inc., and their subsidiaries managed assets of approximately $508.31 billion as of December 31, 2003, including third party assets of $413.96 billion.



Investment Management



         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 2004 Members Retirement Program prospectuses.



Fund Transactions



         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 2003, 2002, and 2001, the Fund paid $929,767, $1,298,849 and $3,576,437, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 2004 Statement of Additional Information.

                              FINANCIAL STATEMENTS

                  The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.




Separate Account No. 4 (Pooled):                                   Page

Report of Independent Auditors - PricewaterhouseCoopers LLP           7

        Statement of Assets and Liabilities,
             December 31, 2003                                        8

        Statement of Operations for the Year Ended
             December 31, 2003                                        9

        Statements of Changes in Net Assets for the Years Ended
             December 31, 2003 and 2002                              10

        Portfolio of Investments
             December 31, 2003                                       11

        Notes to Financial Statements                                13

--------------------------------------------------------------------------------







Report of Independent Auditors

--------------------------------------------------------------------------------

To the Board of Directors of The Equitable Life Assurance
Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 2003, the results of its operations for the year then ended and the changes in its net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 2003 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.





/s/ PricewaterhouseCoopers LLP
New York, New York
March 9, 2004

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
DECEMBER 31, 2003
--------------------------------------------------------------------------------



ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at value (cost: $544,355,567)...........................    $688,441,577
 Short-term debt securities -- at value (amortized cost: $2,899,903)......       2,899,903
Cash .....................................................................          28,861
Interest and dividends receivable ........................................         173,513
------------------------------------------------------------------------------------------
Total assets .............................................................     691,543,854
------------------------------------------------------------------------------------------
LIABILITIES:
Due to Equitable Life's General Account ..................................       1,479,136
Due to custodian .........................................................         158,346
Accrued expenses .........................................................         634,709
------------------------------------------------------------------------------------------
Total liabilities ........................................................       2,272,191
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================
Amount retained by Equitable Life in Separate Account No. 4 ..............    $  1,900,151
Net assets attributable to contract owners ...............................     650,055,629
Net assets allocated to contracts in payout period .......................      37,315,883
------------------------------------------------------------------------------------------
NET ASSETS ...............................................................    $689,271,663
==========================================================================================



                                             UNITS OUTSTANDING      UNIT VALUES
                                            -------------------   --------------
Institutional ............................         57,451          $  6,324.43
RIA ......................................         38,302               602.90
Momentum Strategy ........................          5,481                79.38
MRP ......................................        153,077               251.02
ADA ......................................        827,037               302.18
EPP ......................................         22,647               617.58



The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Operations
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld of $2,550).....................    $   2,841,875
Interest ...............................................................           31,716
------------------------------------------------------------------------------------------
Total investment income ................................................        2,873,591
------------------------------------------------------------------------------------------
EXPENSES (NOTE 5):
Investment management fees .............................................       (1,133,660)
Operating and expense charges ..........................................       (2,010,575)
------------------------------------------------------------------------------------------
Total expenses .........................................................       (3,144,235)
------------------------------------------------------------------------------------------
Net investment loss ....................................................         (270,644)
------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized loss from security and foreign currency transactions ..........      (17,379,109)
Change in unrealized appreciation /depreciation of investments .........      208,381,402
------------------------------------------------------------------------------------------
Net realized and unrealized gain on investments ........................      191,002,293
------------------------------------------------------------------------------------------
NET INCREASE IN NET ASSETS ATTRIBUTABLE TO OPERATIONS ..................    $ 190,731,649
==========================================================================================



The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statements of Changes in Net Assets
--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       2003                2002
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
Net investment loss ..........................................................    $     (270,644)    $     (702,786)
Net realized loss on investments and foreign currency transactions ...........       (17,379,109)      (232,393,293)
Change in unrealized appreciation/depreciation of investments ................       208,381,402            (71,538)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in net assets attributable to operations .............       190,731,649       (233,167,617)
--------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ................................................................        93,626,844        115,415,532
Withdrawals ..................................................................      (129,176,442)      (240,773,263)
Asset management fees ........................................................        (1,011,672)        (1,363,796)
Administrative fees ..........................................................          (434,123)          (629,647)
--------------------------------------------------------------------------------------------------------------------
Net decrease in net assets attributable to contributions and withdrawals .....       (36,995,393)      (127,351,174)
--------------------------------------------------------------------------------------------------------------------
Net increase in net assets attributable to Equitable Life's transactions .....            11,716             19,350
--------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ............................................       153,747,972       (360,499,441)
NET ASSETS -- BEGINNING OF YEAR ..............................................       535,523,691        896,023,132
--------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ....................................................    $  689,271,663     $  535,523,691
====================================================================================================================



The accompanying notes are an integral part of these financial statements.

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003



--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
COMMON STOCKS:
AEROSPACE & DEFENSE (0.5%)
DEFENSE ELECTRONICS (0.5%)
L-3 Communications
   Holdings, Inc.* ...................          71,800            $ 3,687,648
                                                                  -----------
CAPITAL GOODS (0.9%)
ENGINEERING & CONSTRUCTION (0.9%)
Jacobs Engineering Group, Inc.*                129,100              6,198,091
                                                                  -----------
CONSUMER MANUFACTURING (14.9%)
BUILDING & RELATED (5.5%)
Centex Corp. .........................         106,300             11,443,195
D. R. Horton, Inc. ...................         212,300              9,184,098
Lennar Corp. (Class A) ...............         112,600             10,809,600
NVR, Inc. * ..........................          14,500              6,757,000
                                                                  -----------
                                                                   38,193,893
                                                                  -----------
CONSUMER SERVICES (14.9%)
BROADCASTING & CABLE (2.3%)
Comcast Corp. SPL (Class A)* .........         518,300             16,212,424
                                                                  -----------
ENTERTAINMENT & LEISURE (3.0%)
Harley-Davidson, Inc. ................         440,600             20,941,718
                                                                  -----------
RETAIL-GENERAL MERCHANDISE (3.2%)
Bed Bath & Beyond, Inc.* .............         249,000             10,794,150
Lowe's Companies, Inc. ...............         142,300              7,881,997
Tiffany & Co. ........................          65,300              2,951,560
                                                                  -----------
                                                                   21,627,707
                                                                  -----------
MISCELLANEOUS (6.4%)
Apollo Group, Inc.* ..................          21,300              1,448,400
Career Education Corp.* ..............         460,600             18,456,242
CDW Corp. ............................         130,700              7,549,232
Education Management Corp.* ..........         119,600              3,712,384
Iron Mountain, Inc.* .................         252,600              9,987,804
Strayer Education, Inc. ..............          26,400              2,873,112
                                                                  -----------
                                                                   44,027,174
                                                                  -----------
                                                                  102,809,023
                                                                  -----------
ENERGY (1.2%)
DOMESTIC PRODUCERS (1.2%)
Apache Corp. .........................          97,180              7,881,298
                                                                  -----------

--------------------------------------------------------------------------------
                                               NUMBER OF              VALUE
                                                SHARES               (NOTE 2)
--------------------------------------------------------------------------------
FINANCE (24.1%)
BROKERAGE & MONEY
   MANAGEMENT (9.4%)
Goldman Sachs Group, Inc. ............         130,700            $12,904,011
Legg Mason, Inc. .....................         399,700             30,848,846
Merrill Lynch & Co., Inc. ............         152,300              8,932,395
Morgan Stanley Dean
   Witter & Co. ......................         206,700             11,961,729
                                                                  -----------
                                                                   64,646,981
                                                                  -----------
INSURANCE (5.1%)
American International
   Group, Inc. .......................         377,900             25,047,212
Everest Re Group Ltd. ................         122,400             10,355,040
                                                                  -----------
                                                                   35,402,252
                                                                  -----------
MISCELLANEOUS (9.6%)
AMBAC Financial Group, Inc. ..........         242,700             16,840,953
Citigroup, Inc. ......................         634,400             30,793,776
MBNA Corp. ...........................         733,750             18,233,688
                                                                  -----------
                                                                   65,868,417
                                                                  -----------
                                                                  165,917,650
                                                                  -----------
HEALTH CARE (21.8%)
BIOTECHNOLOGY (1.4%)
Cephalon, Inc.* ......................          69,600              3,369,336
Gilead Sciences, Inc.* ...............         106,300              6,180,282
                                                                  -----------
                                                                    9,549,618
                                                                  -----------
DRUGS (5.3%)
Forest Laboratories, Inc.* ...........         456,600             28,217,880
Teva Pharmaceutical
   Industries Ltd ....................         140,200              7,950,742
                                                                  -----------
                                                                   36,168,622
                                                                  -----------
MEDICAL PRODUCTS (5.2%)
Alcon, Inc. ..........................          95,100              5,757,354
Patterson Dental Company* ............         104,700              6,717,552
St. Jude Medical, Inc.* ..............          43,300              2,656,455
Stryker Corp. ........................         219,700             18,676,697
Zimmer Holdings, Inc.* ...............          29,100              2,048,640
                                                                  -----------
                                                                   35,856,698
                                                                  -----------

SEPARATE ACCOUNT NO. 4 (POOLED)
(THE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Portfolio of Investments -- December 31, 2003 (Concluded)


--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
MEDICAL SERVICES (9.9%)
Anthem, Inc.* ......................           90,700           $ 6,802,500
Caremark Rx, Inc.* .................          174,900             4,430,217
Express Scripts, Inc. * ............          268,900            17,863,027
Health Management
   Associates, Inc. (Class A) ......          511,500            12,276,000
Stericycle, Inc.* ..................          152,600             7,126,420
Wellpoint Health
   Networks, Inc.* .................          207,600            20,135,124
                                                                -----------
                                                                 68,633,288
                                                                -----------
                                                                150,208,226
                                                                -----------
MULTI-INDUSTRY COMPANIES (1.3%)
Danaher Corp. ......................           97,200             8,918,100
                                                                -----------
TECHNOLOGY (29.7%)
COMMUNICATION EQUIPMENT (4.5%)
Cisco Systems, Inc.* ...............          372,180             9,040,252
Juniper Networks, Inc.* ............        1,177,600            21,997,568
                                                                -----------
                                                                 31,037,820
                                                                -----------
COMPUTER HARDWARE/STORAGE (3.0%)
Dell, Inc.* ........................          611,600            20,769,936
                                                                -----------
COMPUTER SERVICES (0.5%)
Affiliated Computer
   Services, Inc. (Class A)* .......           57,450             3,128,727
                                                                -----------
INTERNET INFRASTRUCTURE (3.6%)
eBay, Inc.* ........................          384,800            24,854,232
                                                                -----------
SEMICONDUCTOR COMPONENTS (7.4%)
Broadcom Corp.* ....................          440,200            15,006,418
Intel Corp. ........................           84,000             2,704,800
Linear Technology Corp. ............          201,600             8,481,312
Marvell Technology Group Ltd.*                502,820            19,071,962
Maxim Integrated Products, Inc......          109,800             5,468,040
                                                                -----------
                                                                 50,732,532
                                                                -----------

--------------------------------------------------------------------------------
                                             NUMBER OF              VALUE
                                              SHARES               (NOTE 2)
--------------------------------------------------------------------------------
SOFTWARE (8.9%)
Electronic Arts, Inc.* .............          231,750            $11,073,015
Intuit, Inc.* ......................          127,500              6,746,025
Mercury Interactive Corp.* .........          204,250              9,934,720
Symantec Corp.* ....................          406,800             14,095,620
Veritas Software Corp.* ............          541,100             20,107,276
                                                                 -----------
                                                                  61,956,656
                                                                 -----------
MISCELLANEOUS (1.8%)
Amphenol Corp. (Class A)* ..........          126,500              8,087,145
Tektronix, Inc. ....................          128,500              4,060,600
                                                                 -----------
                                                                  12,147,745
                                                                 -----------
                                                                 204,627,648
                                                                 -----------
TOTAL COMMON STOCKS (99.9%)
   (Cost $544,355,567)..............                             688,441,577
                                                                 -----------


                                      PRINCIPAL
                                        AMOUNT
                                    -------------
SHORT-TERM DEBT SECURITIES:
U. S. GOVERNMENT AGENCY (0.4%)
Federal Home Loan Bank
   0.60%, 1/02/04 ...............   $2,900,000          2,899,903
                                                        ---------
TOTAL SHORT-TERM
   DEBT SECURITIES (0.4%)
 (Amortized Cost
   $2,899,903)...................                       2,899,903
                                                        ---------
TOTAL INVESTMENTS
   (100.3%)
(Cost/Amortized Cost
   $547,255,470).................                     691,341,480
OTHER ASSETS LESS
   LIABILITIES (--0.3%) .........                      (2,069,817)
                                                      -----------
NET ASSETS (100.0%) .............                    $689,271,663
                                                     ============

----------------------

* Non-income producing security.
The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Notes to Financial Statements
--------------------------------------------------------------------------------
1. GENERAL

   Separate Account No. 4 (Pooled) (the Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of AXA Financial, Inc., was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities, if any, in Separate Account No. 4 may be transferred to Equitable Life's General Account. Equitable Life's General Account is subject to creditor rights. These financial statements reflect the total net assets and results of operations for the Separate Account No. 4. The American Dental Association Members Retirement Program is one of the many products participating in this Fund.

   At December 31, 2003, interests of retirement and investment plans for employees, managers and agents of Equitable Life in Separate Account No. 4 aggregated $187,234,548 (27.2%) of the net assets of the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is indirectly majority-owned by Equitable Life and AXA Financial, Inc.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the portfolios of the Equitable Funds considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   Equitable Life performs all marketing and service functions under the contract. No commissions are paid for these services.

   The amount retained by Equitable Life in Separate Account No. 4 arises principally from (1) contributions from Equitable Life, (2) expense risk charges accumulated in the account, and (3) that portion, determined ratably, of the account's investment results applicable to those assets in the account in excess of the net assets for the contracts. Amounts retained by Equitable Life are not subject to charges for expense risks.

2. SIGNIFICANT ACCOUNTING POLICIES

   The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
   (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

   On December 29, 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-05, "Financial Highlights of Separate
   Accounts: An Amendment to the Audit and Accounting Guide "Audits of Investment Companies," which was effective for the December 31, 2003 financial statements. Adoption of the new requirements did not have a significant impact on the financial position or results of operations of the Fund.

   Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if there is no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   Futures and forward contracts are valued at their last sale price or, if there is no sale, at the latest available bid price.

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term (i.e., maturing in more than a year) publicly-traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stocks are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's investment officers.

   Short-term debt securities which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.

   Security transactions are recorded on the trade date. Amortized cost of debt securities, where applicable, are adjusted for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily. Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statement of Operations.

   Net assets allocated to contracts in the payout period are computed according to various mortality tables, depending on the year the benefits were purchased. The tables used are the 1971 GAM table, the 1983 GAM table, and the 1994 GAR. The assumed investment returns vary by contract and range from 4 percent to 6.5 percent. The contracts are participating group annuities, and, thus, the mortality risk is borne by the contract holder, as long as the contract has not been discontinued. Equitable Life retains the ultimate obligation to pay the benefits if the contract funds become insufficient and the contractholder elects to discontinue the contract.

   Amounts due to/from the General Account represent receivables/payables for policy related transactions predominately related to premiums, surrenders and death benefits.

3. INVESTMENT TRANSACTIONS

   For the year ended December 31, 2003, investment security transactions, excluding short-term debt securities, were as follows:



---------------------------------------------------------------------------------------------------------------------
                                                    PURCHASES                                  SALES
                                     ---------------------------------------   --------------------------------------
                                      STOCKS AND DEBT      U.S. GOVERNMENT      STOCKS AND DEBT      U.S. GOVERNMENT
FUND                                     SECURITIES          AND AGENCIES          SECURITIES         AND AGENCIES
----------------------------------   -----------------   -------------------   -----------------   ------------------
  The Growth Equity Fund .........      $313,803,848         $          -        $354,208,351         $          -

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Continued)
--------------------------------------------------------------------------------


4. EXPENSES

   Charges and fees relating to the Funds are deducted in accordance with the terms of the various contracts which participate in the Fund. Depending upon the terms of a contract, sales-related fees and operating expenses are paid
   (i) by a reduction of an appropriate number of Fund Units or (ii) by a direct payment. These charges and fees are paid to Equitable Life and are recorded as expenses in the accompanying Statement of Operations. Fees with respect to the American Dental Association Members Retirement Program are as follows:

   Investment Management and Administration Fees (Investment Management Fees):

   Equitable Life receives a fee based on the value of the Growth Equity Fund at a monthly rate of 1/12 of (i) 0.29 of 1% of the first $100 million and (ii)
   0.20 of 1% of the excess over $100 million of its ADA Program assets.

   An Administrative fee is charged at a daily rate of 0.15% of average daily net assets.

   Operating and Expense Charges:

   Program Expense Charge -- In the year prior to May 1, 2003 the expense charge was made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate 1/12 of (i) 0.655 of 1% of the first $400 million and (ii) 0.650 of 1% of the excess over $400 million.

   Effective May 1, 2003 an expense charge is made on the combined value of all investment options maintained under the contract with Equitable Life at a monthly rate of 1/12 of (i) 0.655 of 1% of the first $400 million and (ii)
   0.650 of 1% of the excess over $400 million.

   A portion of the Program Expense Charge assessed by Equitable Life is made on behalf of the ADA and is equal to a monthly rate of 1/12 for (i) 0.025 of 1% of the first $400 million and (ii) 0.020 of 1% of the excess over $400 million. For 2003 and 202, respectively, the portion of the Program Expense Charge paid to the ADA has been reduced to 0.00% for all asset levels but the ADA's portion could be increased in the future.

   Other Expenses -- In addition to the charges and fees mentioned above, the Fund is charged for certain costs and expenses directly related to its operations. These may include transfer taxes, SEC filing fees and certain related expenses including printing of SEC filings, prospectuses and reports. A record maintenance and report fee of $3 is deducted quarterly from each participant's aggregate account balance. For clients with Investment Only plans, a record maintenance fee of $1 is deducted quarterly.

5. TAXES

   No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participat ing in the Fund by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by Equitable Life will affect such contracts. Accordingly, no provision for Federal income taxes is required.

6. CHANGES IN UNITS OUTSTANDING

   Accumulation units issued and redeemed during periods indicated were (in thousands):



                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         ---------------------
                                                            2003        2002
                                                         ---------   ---------
  THE GROWTH EQUITY FUND
  Issued ...............................................     147         119
  Redeemed .............................................    (137)       (201)
                                                            ----        ----
  Net Decrease .........................................      10         (82)
                                                            ----        ----

--------------------------------------------------------------------------------
SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Notes to Financial Statements (Concluded)
--------------------------------------------------------------------------------


7. INVESTMENT INCOME RATIO

   The investment income ratio is calculated by taking the gross investment income earned divided by the average net assets of a fund during the report period. Shown below is the investment income ratio throughout the periods indicated.



                                                        YEAR ENDED DECEMBER 31,
                                     --------------------------------------------------------------
                                        2003         2002         2001         2000         1999
                                     ----------   ----------   ----------   ----------   ----------
  The Growth Equity Fund .........       0.47%        0.40%        0.46%        0.45%        0.54%



8. ACCUMULATION UNIT VALUES

   Equitable Life issues a number of group annuity contracts that allow employer plan assets to accumulate on a tax-deferred basis. The contracts are typically designed for employers wishing to fund defined benefit, defined contribution and/or 401(k) plans. Annuity contracts available through Equitable Life are the American Dental Association Members Retirement Program ("ADA"), Retirement Investment Account ("RIA"), Momentum Strategy ("Momentum"), Members Retirement Program ("MRP") and Equi-Pen-Plus ("EPP") (collectively, the Plans). Assets of the Plans are invested in a number of investment Funds (available Funds vary by Plan).

   Institutional units presented on the Statement Assets and Liabilities reflect investments in the Fund by clients other than contractholders of group annuity contracts issued by Equitable Life. Institutional unit value is determined at the end of each business day. Institutional unit value reflects the investment performance of the underlying Fund for the day and charges and expenses deducted by the Fund. Contract unit values (ADA, RIA, MRP, Momentum and EPP) reflect the same investment results as the Institutional unit value presented on the Statement of Assets and Liabilities. In addition, contract unit values reflect certain investment management and accounting fees, which vary by contract. These fees are charged as a percentage of net assets and are disclosed below for ADA contracts in percentage terms.

   Shown below is accumulation unit value information for the American Dental Association Members Retirement Program units outstanding of Separate Account
   4. Expense as a percentage of average net assets excludes charges made directly to contractholder accounts through redemption of units.



                                                                 YEAR ENDED DECEMBER 31,
                                                                --------------------------
                                                                    2003          2002
                                                                ------------  ------------
  THE GROWTH EQUITY FUND
  ADA, 1.10%
  Unit Value, end of period ..................................    $ 302.18      $ 223.76
  Net Assets (000's) .........................................    $249,918      $182,907
  Number of units outstanding, end of period (000's) .........         827           817
  Total Return ...............................................       35.05%       (27.87)%

                                    Part C
                               OTHER INFORMATION

Item 28.        Financial Statements and Exhibits

                (a)   Financial Statements included in Part B.

The following are included in the Statement of Additional Information:

                1.    Separate Account Nos. 3 (Pooled), 4 (Pooled),
                      10 (Pooled), and 66 (EQ/Alliance Global, EQ/Alliance Growth Investors, EQ/Calvert Socially Responsible, EQ/MFS Emerging Growth Companies, EQ/MFS Research, EQ/FI Small/ Mid Cap Value, and EQ/Equity 500 Index, EQ/Technology, EQ/Bernstein Diversified Value and EQ/Small Company Index Funds):
                      -  Report of Independent Auditors -
                         PricewaterhouseCoopers LLP


                2.    Separate Account No. 3 (Pooled):
                      -  Statement of Assets and Liabilities, December 31,
                         2003
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2003, and 2002
                      -  Portfolio of Investments, December 31, 2003

                3.    Separate Account No. 4 (Pooled):
                      -  Statement of Assets and Liabilities, December 31, 2003
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2003 and 2002
                      -  Portfolio of Investments, December 3l, 2003

                4     Separate Account No. 10 (Pooled):
                      -  Statement of Assets and Liabilities, December 31,
                         2003
                      - Statements of Operations and Changes in Net Assets for the Years Ended December 31, 2003, and 2002
                      -  Portfolio of Investments, December 31, 2003

                5.    Separate Account No. 66:
                      -  Statements of Assets and Liabilities, December 31,
                         2003

                      - Statements of Operations and Changes in Net Assets for the Year Ended December 31, 2003 and 2002.

                6. Separate Account Nos. 3 (Pooled), 4 (Pooled), 10 (Pooled), and 66:
                      -  Notes to Financial Statements


                7.    The Equitable Life Assurance Society of the United States:
                      -  Report of Independent Auditors -
                         PricewaterhouseCoopers LLP
                      -  Consolidated Balance Sheets, December 31, 2003 and
                         2002
                          - Consolidated Statements of Earnings for the Years Ended December 31, 2003, 2002 and 2001
                          - Consolidated Statements of Equity for the Years Ended December 31, 2003, 2002 and 2001
                          -  Consolidated Statements of Cash Flows for the
                             Years Ended December 31, 2003, 2002 and 2001
                          -  Notes to Consolidated Financial Statements


                b) Exhibits.

                The following Exhibits are filed herewith:

                1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-46995, filed July 22, 1992.

                2.    Not Applicable.

                3.    Not Applicable.

                4.    (a)    Participation Agreement among EQ Advisors Trust,
                             The Equitable Life Assurance Society of the United
                             States, Equitable Distributors, Inc., and EQ
                             Financial Consultants, Inc. (now AXA Advisors, LLC) dated as of the 14th day of April, 1997, incorporated herein by reference to the Registration Statement of EQ Advisors Trust (File
                             No. 333-17217) on Form N-1A, filed August 28, 1997.

                      (b) Form of Participation Agreement among AXA Premier VIP Trust, The Equitable Life Assurance Society of the United States, Equitable Distributors, Inc., AXA Distributors, LLC, and AXA Advisors, LLC, incorporated herein by reference to Exhibit 8(b) to Registration Statement File No. 333-81393 on Form N-4, filed on December 5, 2001.

                5.    (a)    Form of Sales Agreement between Equitable Variable
                             Life Insurance Company and The Equitable Life
                             Assurance Society of the United States for itself and on behalf of its Separate Account No. 51, incorporated by reference to Post-Effective
                             Amendment No. 2 to Registration No. 33-46995 on
                             Form N-3 of Registrant, filed March 2, 1993.

                      (b) Sales Agreement dated as of January 1, 1994 by and among Equico Securities, Inc.(now AXA Advisors,
                             LLC), Equitable, and Separate Account A, Separate Account No. 301 and Separate Account No. 51, incorporated by reference to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed on April 26, 1995.

                6.    (a)    Exhibit 6(e) (Copy of Group Annuity Contract
                             AC 6059, effective August 30, 1984, among the
                             United States Trust Company of New York and The
                             Equitable Life Assurance Society of the United
                             States), incorporated by reference to
                             Registration No. 33-21417 on Form N-3 of
                             Registrant, filed April 26, 1988.

                      (b) Exhibit 6(f) (Form of Rider No. 1 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                      (c) Exhibit 6(g) (Form of Rider No. 2 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-34554 on Form N-3 of Registrant, filed April 26, 1990.

                      (d) Form of Rider No. 3 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (e) Form of Rider No. 4 to Group Annuity Contract AC 6059 between the United States Trust Company of New York and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-46995 on Form N-3 of Registrant, filed March 2, 1993.

                      (f) Form of Rider No. 5 to Group Annuity Contract AC 6059 between The Chase Manhattan Bank, N.A. and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                      (g) Exhibit 7(k) (Form of Participation Agreement for the standardized profit-sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (h) Exhibit 7(l) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (i) Exhibit 7(m) (Form of Participation Agreement for the standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (j) Exhibit 7(n) (Form of Participation Agreement for the non-standardized Defined Contribution Pension Plan under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 16, 1986.

                      (k) Exhibit 7(r) (Copy of Attachment to Profit Sharing Participation Agreement under the Association Members Retirement Plan of the Equitable Life Assurance Society of the United States), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                      (l) Exhibit 7(0)(2) (Form of Participant Enrollment Form under the Association Members Program), incorporated by reference to Post-Effective Amendment No. 2 in Form N-3 to Registration Statement on Form S-1 of Registrant, filed April 21, 1987.

                      (m) Exhibit 7(t) (Form of Standardized Participation Agreement under the Association Members Defined Benefit Pension Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1988.

                      (n) Exhibit 7(ee) (Form of Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (o) Exhibit 7(ff) (Form of Non-Standardized Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (p) Exhibit 7(gg) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (q) Exhibit 7(hh) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (r) Exhibit 7 (ii) (Form of Simplified Participation Agreement for the Defined Contribution Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (s) Exhibit 7(jj) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (t) Exhibit 7(kk) (Form of Standardized (and non-integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (u) Exhibit 7(11) (Form of Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (v) Exhibit 7 (mm) (Form of Non-Standardized (and nonintegrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to PostEffective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (w) Exhibit 7(nn) (Form of Non-Standardized (and integrated) Participation Agreement for the Defined Benefit Pension Plan under the Association Members Program, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (x) Form of First Amendment to the Members Retirement Plan of The Equitable Life Assurance Society of the United States Participation Agreement, as filed with the

                             Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (y) Form of Basic Plan Document (No. 1) for Volume Submitter plan as filed with the Internal Revenue Service in November 2003, incorporated by reference to Exhibit No. 7(m) to the Registration Statement on Form N-3 covering Separate Account 4, filed on April 26, 2004.

                8.    (a)    Copy of the Restated Charter of The Equitable Life
                             Assurance Society of the United States, as amended
                             January 1, 1997, incorporated by reference to Post-Effective Amendment No. 2 to Registration
                             Statement No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                      (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement
                             No. 33-91588 on Form N-3 of Registrant, filed April 29, 1997.

                9.    Not Applicable.

                10.   Not Applicable.

                11.   (a)    Exhibit 11(e)(2) (Form of Association Members
                             Retirement Plan, as filed with the Internal
                             Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                             Registrant, filed April 26, 1989.

                      (b) Exhibit 11(j)(2) (Form of Association Members Retirement Trust, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed April 26, 1989.

                      (c) Exhibit 11(k) (Copy of the Association Members Pooled Trust for Retirement Plans, as submitted to the Internal Revenue Service on March 3,
                             1987), incorporated by reference to
                             Post-Effective Amendment No. 2 to Registration on Form S-1 of Registrant, filed April 21, 1987.

                      (d) Exhibit 11(o) (Form of Association Members Defined Benefit Pension Plan, as filed with the Internal Revenue Service on April 18, 1989), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 3321417 on Form N-3 of Registrant, filed April 26, 1989.

                      (e) Form of First Amendment to the Pooled Trust for Association Members Retirement Plans of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23,

                             1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (f) Form of First Amendment to the Association Members Retirement Plan of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                      (g) Form of First Amendment to the Association Members Retirement Trust of The Equitable Life Assurance Society of the United States, as filed with the Internal Revenue Service on December 23, 1991, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed April 8, 1992.

                12.   (a)    Opinion and Consent of Melvin S. Altman, Esq.,
                             Vice President and Associate General Counsel of
                             The Equitable Life Assurance Society of the United
                             States, incorporated by reference to Registration
                             No. 33-46995 on Form N-3 of Registrant, filed
                             April 8, 1992.

                      (b) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

                      (c) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed May 3, 1993.

                      (d) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-61978 on Form N-3 of Registrant, filed November 16, 1993.

                      (e) Opinion and Consent of Anthony A. Dreyspool, Vice President and Senior Counsel of The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-91588 on Form N-3 of Registrant, filed April 26, 1995.

                      (f) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration No. 333-51033, filed April 24, 1998.

                      (g) Opinion and Consent of Robin Wagner, Vice President and Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No.12(g) to Registration Statement File No. 333-35594, filed on April 24, 2000.

                      (h) Opinion and Consent of Robin Wagner, Vice President and Counsel of The Equitable Life Assurance Society of the United States incorporated by reference to Exhibit No. 12(h) to Registration Statement File No. 333-59542, filed on April 25, 2001.

                      (i) Opinion and Consent of Robin Wagner, Vice President and Counsel of the Equitable Life Assurance Society of the United States previously filed with this Registration Statement File No. 333-86472, on April 17, 2002.

                      (j) Opinion and Consent Dodie Kent, Vice President and Counsel of The Equitable Life Assurance Society of the United States.

                13.   (a)    Consent of Melvin S. Altman (included within
                             Exhibit 12(a)), incorporated by reference to Registration No. 3346995 on Form N-3 of
                             Registrant, filed April 8, 1992.

                      (b)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(b)), incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-46995 on Form N-3 of Registrant, filed April 21, 1993.

                      (c)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(c)) incorporated by reference to Registration No. 3361978 on Form N-3 of Registrant, filed May 3, 1993.

                      (d)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(d)), incorporated by reference to Registration No. 33 61978 on Form N-3 of Registrant, filed November 16, 1993.

                      (e)    Consent of Anthony A. Dreyspool (included within
                             Exhibit 12(e)), incorporated by reference to Registration Statement No. 33-91588 on Form N-3 of Registrant, filed April 26, 1995.

                      (f) Consent of Mary P. Breen (included within Exhibit 12(f)), incorporated by reference to Registration Statement 333-51033, filed April 24, 1998.

                      (g) Consent of Robin Wagner (included within Exhibit 12(g)), incorporated by reference to Registration Statement 333-35594, filed on April 25, 2000.


                      (h) Consent of Robin Wagner (included within Exhibit No. 12(h) Incorporated by reference to Registration Statement 333-59542.

                      (i) Consent of Robin Wagner (included within Exhibit No.12 (i))

                      (j) Consent of Dodie Kent (included within Exhibit No. 12(j))

                      (k)    Consent of PricewaterhouseCoopers LLP.

                      (l) Powers of Attorney, incorporated herein by reference to Exhibit 10(a) to the Registration Statement on Form N-4, File No. 2-30070, filed on April 19, 2004.

Item 29: Directors and Officers of Equitable.

Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.




                                                                PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                 POSITIONS AND OFFICES        (AND OTHER POSITIONS)
BUSINESS ADDRESS                   WITH EQUITABLE               WITHIN PAST 2 YEARS
--------------------------         ------------------------     -----------------------------------------------------------------
DIRECTORS
---------

Henri de Castries                  Director                     Director (since May 1994) and Chairman of the Board of AXA
AXA                                                             Financial (since April 1998), and prior thereto, Director
25, Avenue Matignon                                             and Vice Chairman, (February 1996 to April 1998);
75008 Paris, France                                             Chairman of the Management Board (since 2001) and Chief Executive
                                                                Officer (January 2000 to May 2002) of AXA and various
                                                                positions with AXA affiliated companies; formerly
                                                                Vice Chairman of the Management Board of AXA (January
                                                                2000 to present); Director of Alliance Capital
                                                                Management Corporation (since October 1993); Senior
                                                                Executive Vice President, Financial Services and Life
                                                                Insurance Activities of AXA (January 1997 to December 1999;
                                                                Executive Vice President, Financial Services and Life
                                                                Insurance Activities (1993-January 1997).

Claus-Michael Dill                 Director                     Chairman of the Management Board, AXA Konzern AG
AXA Konzern AG                                                  (since June 1999). Member of the Management Board
Gereonsdriesch 9-11                                             (representing the Germany and Central Europe
50670 Cologne, Germany                                          operating unit) since April 1999. Prior thereto,
                                                                member of the Holding Management Board of
                                                                Gerling-Konzern in Cologne (1995 to April 1999).
                                                                Chairman of the Management Board of AXA Versicherung
                                                                AG, AXA Lebensversicherung AG, AXA Service AG (since
                                                                June 1999) and AXA Bank AG; Member of the Supervisory
                                                                Board of AXA Krankenvericherung AG, AXA Art Versicherung
                                                                AG, Deutsche Arzteversicherung AG, AXA Osterreich AG.
                                                                AXA European e-Services and AXA Technology Services.
                                                                Director of AXA Financial, Inc. (since May 2000).

Bruce W. Calvert                   Director                     Director (since October 1992), Chairman of the Board
Alliance Capital Management                                     (May 2001 to present) and Chief Executive Officer
Corporation                                                     (January 1999 to June 2003) of Alliance Capital Management
1345 Avenue of the Americas                                     Corporation; Director (May 2001 to present) of
New York, NY 10105                                              AXA Financial, Inc.; Director (May 2001 to present)
                                                                of Equitable Life.

                                                               PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               POSITIONS AND OFFICES         (AND OTHER POSITIONS)
BUSINESS ADDRESS                 WITH EQUITABLE                WITHIN PAST 2 YEARS
--------------------------       ------------------------      ----------------------------------------------------------------
Joseph L. Dionne                 Director                      Former Chairman (April 1988 to January 2000) and Chief
198 N. Wilton Road                                             Executive Officer (1981 to April 1998), Retired as
New Canaan, CT 06840                                           Director April 2000 of the McGraw-Hill Companies.
                                                               (Director, AXA Financial, Inc., Harris Corporation and
                                                               Ryder System, Inc.)

Denis Duverne                    Director                      Member of AXA Management Board (since February 2003 and
AXA                                                            Chief Financial Officer (since July 2003); prior thereto,);
25, Avenue Matignon                                            Executive Vice President (January 2000 to July 2003),
75008 Paris, France                                            Finance, Control and Strategy, AXA; Member of AXA
                                                               Executive Committee (since January 2000); (Director, AXA
                                                               Financial Inc. (since November 2003), Alliance Capital
                                                               Management Corporaton (since February 1996) and formerly
                                                               a Director of DLJ (from February 1997 until November 2000)).

Jean-Rene Fourtou                Director                      Chairman and Chief Executive Officer, Vivendi Universal
Vivendi Universal                                              (July 2002 to present); Vice Chairman of the Supervisory
42 Avenue de Friedland                                         Board, Aventis (May 2002 to January 2003); Vice Chairman of
75008 Paris                                                    the Management Board of Aventis (December 1999 to May 2002).
France                                                         Chairman and Chief Executive Officer, Rhone-Poulenc, S.A.
                                                               (June 1986 to December 1999); (Director, AXA Financial, Inc.
                                                               (since July 1992), Former Director, Rhodia, Schneider Electric
                                                               and Pernod-Ricard (July 1997 to present); Vice Chairman
                                                               of the Supervisory Board and Chairman of the Selection
                                                               Committee, AXA. Former Permanent representative of AXA
                                                               Assurances IARD Mutuelle on the Board of Directors of
                                                               Finaxa. Former member of European Advisory Board of Bankers
                                                               Trust Company and Consulting Council of Banque de France).

                                                               PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                     POSITIONS AND OFFICES   (AND OTHER POSITIONS)
BUSINESS ADDRESS                       WITH EQUITABLE          WITHIN PAST 2 YEARS
-------------------------------        ----------------------  --------------------------------------------------------------

Donald J. Greene                       Director                Counselor-at-Law; prior thereto, Of Counsel, LeBoeuf, Lamb,
c/o LeBoeuf, Lamb, Greene & MacRae                             Greene & MacRae (1999 to 2002), Partner of the firm
125 West 55th Street                                           (1965-1999). (Director, AXA Financial, Inc. (since May
New York, NY 10019-4513                                        1992), Associated Electric and Gas Insurance Services Inc.
                                                               (AEGIS) and AXIS Specialty Insurance Company (since 2001)).

Mary R. (Nina) Henderson               Director                Retired Corporate Vice President, Corporate Core Business
425 East 86th Street                                           Development of Bestfoods (June 1999 until December
Apt. 12-C                                                      2000). Prior thereto, President, Bestfoods Grocery
New York, NY 10028                                             and Vice President, Bestfoods (formerly CPC International,
                                                               Inc.); (Director, Hunt Corporation (1992 to 2002),
                                                               PACTIV Corporation (since January 2000), The Shell Transport and Trading Company, plc (May 2001 to present), Visiting
                                                               Nurse Service of New York and AXA Financial, Inc. (since
                                                               December 1996)) and DelMonte Foods Co. (since 2003).

W. Edwin Jarmain                       Director                President, Jarmain Group, Inc. (since 1979) and an officer or
Jarmain Group, Inc.                                            director of several affiliated companies; President and Chief
77 King Street West                                            Executive Officer (September 1992 to December 1993), Director
(Box 298 TD Centre)                                            and Chairman (January 1994 to May 1998), FCA International,
Suite 4545, Royal Trust Tower                                  Ltd.; (Director, DLJ (October 1992 until November 2000),
Toronto, Ontario M5K 1K2                                       Anglo Canada General Insurance Company (since 1987), AXA
                                                               Insurance (Canada) (since 1989), AXA Pacific Insurance Company
                                                               (since 1995), AXA Australia (since July 1998), Alliance Capital
                                                               Management Corporation (May 2000 to present) and a former Canada
                                                               Alternate Director, AXA Asia Pacific Holdings (December 1999
                                                               to September 2000). Chairman (non-executive) and Director,
                                                               FCA International Ltd. (January 1994 to May 1998). Director,
                                                               AXA Financial, Inc. (since July 1992)).

                                                                PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                   POSITIONS AND OFFICES      (AND OTHER POSITIONS)
BUSINESS ADDRESS                     WITH EQUITABLE             WITHIN PAST 2 YEARS
-------------------------------      ----------------------     --------------------------------------------------------------
Peter J. Tobin                       Director                   Special Assistant to the President, St. John's
St. John's University                                           University (since September 2003), Dean, Peter J. Tobin
101 Murray Street                                               College of Business, St. John's University (August 1998
New York, NY 10007                                              to September 2003). Director, P. A. Consulting (1999 to
                                                                present), Alliance Capital Management Corporation (May
                                                                2000 to present) and H.W. Wilson Company.
                                                                Director (March 1999 to present) of AXA Financial, Inc.;
                                                                Director (March 1999 to present) of Equitable Life.

John C. Graves                       Director                   President and Chief Operating Officer, Graves
Graves Ventures, LLC                                            Ventures, LLC (January 2001 to present); Chief
130 Fifth Avenue                                                of Staff, Earl G. Graves, Ltd. (March 1993 to
New York, NY 10011                                              present), President of Black Enterprise
                                                                Unlimited (unkown to present); Trustee,
                                                                Meharry Medical College (September 2001 to
                                                                present); President, Catholic Big Brothers, Inc.
                                                                (June 1992 to present); Director, AXA Financial, Inc.
                                                                and Equitable Life (September 2002 to Present).

James F. Higgins                     Director                   Senior Advisor, Morgan Stanley (June 2000 to
Morgan Stanley                                                  present); Director/Trustee, Morgan Stanley
Harborside Financial Center                                     Funds (June 2000 to present); President and
Plaza Two, Second Floor                                         Chief Operating Officer - Individual Investor
Jersey City, NJ 07311                                           Group, Morgan Stanley Dean Witter (June 1997 to
                                                                June 2000); Director and Chairman of the
                                                                Executive Committee, Georgetown University
                                                                Board of Regents; Director, The American Ireland
                                                                Fund; Member, The American Association of the
                                                                Sovereign Military Order of Malta; Director,
                                                                AXA Financial, Inc. and Equitable Life
                                                                (December 2002 to present).

Christina Johnson                    Director                   President and Chief Executive Officer, Saks
                                                                Fifth Avenue Enterprises (February 2001 to
                                                                October 2003); President and Chief Executive
                                                                Officer, Saks Fifth Avenue (February 2000 to
                                                                February 2001); prior thereto, Vice Chairman
                                                                (September 1998 to February 2000) and Chief
                                                                Operating Officer (May 1999 to February 2000);
                                                                Director, Women In Need, Inc.; Regional Vice
                                                                President for the Greater New York Area, National
                                                                Italian American Foundation; Director, AXA
                                                                Financial, Inc. and Equitable Life
                                                                (September 2002 to present).

Scott D. Miller                      Director                   Vice Chairman (since March 2003); prior thereto
Hyatt Hotels Corporation                                        President, Hyatt Hotels Corporation (January
200 West Madison Street                                         2000 to March 2003); Executive Vice President,
Chicago, IL 60606                                               Hyatt Development Corporation (1997 to 2000);
                                                                Director, Schindler Holdings, Ltd.
                                                                (January 2002 to present); Director, Interval
                                                                International (January 1998 to June 2003);
                                                                Director, AXA Financial, Inc. and Equitable
                                                                Life (September 2002 to present).

Joseph H. Moglia                     Director                   Chief Executive Officer, Ameritrade Holding
Ameritrade Holding Corporation                                  Corporation (March 2001 to present); Senior
4211 South 102nd Street                                         Vice President, Merrill Lynch & Co., Inc.
Omaha, NE 68127                                                 (1984 to March 2001); Director, AXA
                                                                Financial, Inc. and Equitable life (November
                                                                2002 to present).

                                                                PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               POSITIONS AND OFFICES          (AND OTHER POSITIONS)
BUSINESS ADDRESS                 WITH EQUITABLE                 WITHIN PAST 2 YEARS
-------------------------------  ----------------------         --------------------------------------------------------------
OFFICERS AND DIRECTORS
----------------------

*Stanley B. Tulin                Director and Vice              See Column 2; Director (since November 2003), Vice Chairman of
                                 Chairman of the Board          the Board (since November 1999) and Chief Financial Officer
                                 (since February 1998)          (since May 1997); prior thereto, Senior Executive Vice President
                                 and Chief Financial            (February 1998 to November 1999), AXA Financial, Inc.; Executive
                                 Officer (since May             Vice President, AXA (since December 2000); Member, AXA's
                                 1996)                          Executive Committee (since December 2000); Director, Vice
                                                                Chairman of the Board and Chief Financial Officer (since December
                                                                1999), The Equitable of Colorado Inc., AXA Financial Services,
                                                                LLC and AXA Distribution Holding Corporation (since September
                                                                1999). (Director, Alliance Capital Management Corporation (since
                                                                July 1997) and DLJ (June 1997 to November 2000)). Member of the
                                                                Board of Overseers of Brandeis University's Graduate School of
                                                                International Economics and Finance. Member of the Board and
                                                                Treasurer of Jewish Theological Seminary.

Christopher M. Condron           Director, Chairman             Director, President and Chief Executive Officer (May 2001 to
                                 of the Board                   present) of AXA Financial, Inc.; Director, Chairman of the
                                 (since May 2001),              Board (May 2001 to present), President (May 2002 to present)
                                 President (since               and Chief Executive Officer (May 2001 to present) of Equitable
                                 May 2002) and                  Life; Member of the Management Board of AXA (since May 2001);
                                 Chief Executive                Member of the Executive Committee, AXA; prior thereto,
                                 Officer (since                 served both as President and Chief Operating Officer of
                                 May 2001)                      Mellon Financial Corp. (1999 to 2001) and Chairman and Chief
                                                                Executive Officer of Dreyfus Corp. (1995 to 2001). Director,
                                                                Chairman of the Board and Chief Executive Officer (May 2001
                                                                to present) of AXA Financial Services, LLC, Director of
                                                                Alliance Capital Management Corporation (May 2001 to
                                                                present), Director, Chairman of the Board, President and
                                                                Chief Executive Officer of AXA Distribution Holding
                                                                Corporation (May 2001 to present) and The Equitable of
                                                                Colorado, Inc. (June 2001 to present). Director and Treasurer of The American Ireland Fund (since 1999) and Director of
                                                                Central Supply Corp.(since 1990). Member of the Board of
                                                                Govenors (appointed October 1997 to October 2000; Re-appointed
                                                                October 2001 to present) and Executive Committee (November
                                                                1998 to October 2000) of Investment Company Institute.

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL            POSITIONS AND OFFICES               (AND OTHER POSITIONS)
BUSINESS ADDRESS              WITH EQUITABLE                      WITHIN PAST 2 YEARS
--------------------------    -----------------------             -----------------------------------------------------------------
OTHER OFFICERS
--------------

*Leon B. Billis               Executive Vice President            See Column 2; Chief Information Officer (November
                              (since February 1998)               1994 to February 2001) prior thereto, Senior Vice
                              and AXA Group Deputy                President (until February 1998) and Chief Information
                              Chief Information                   Officer; Executive Vice President (since September
                              Officer (since February             1999) and AXA Group Deputy Chief Information Officer
                              2001)                               (since February 2001), AXA Financial Services, LLC;
                                                                  prior thereto, EVP and Chief Information Officer
                                                                  (September 1999-February 2001). Director, J.M.R.
                                                                  Realty Services, Inc. (March 1995 to May 1999).
                                                                  Director, Chief Executive Officer and President of AXA
                                                                  Technology Services (January 2002 to present).

Jennifer Blevins              Executive Vice President            See Column 2; Executive Vice President (January 2002 to
                              (January 2002 to present)           present) of AXA Financial Services, LLC; prior thereto,
                                                                  Senior Vice President and Managing Director Worldwide
                                                                  Human Resources of Chubb and Son, Inc. (1999 to December 2001);
                                                                  Senior Vice President and Deputy Director Worldwide Human
                                                                  Resources, Chubb and Son, Inc. (1998 to 1999).

Mary Beth Farrell             Executive Vice President            See Column 2; Senior Vice President (December 1999 to
                              (December 2001 to present)          December 2001); Executive Vice President (December 2001
                                                                  to present) of AXA Financial Services, LLC. Senior Vice
                                                                  President and Controller, GreenPoint Financial/GreenPoint
                                                                  Bank of New York (1994 to December 1999).

Stuart L. Faust               Senior Vice President               See Column 2; Senior Vice President and Deputy General
                              (September 1997 to present)         Counsel (September 2001 to present) of AXA Financial, Inc.;
                              and Deputy General Counsel          Senior Vice President (September 1999 to present) and
                              (November 1999 to present)          Deputy General Counsel (November 1999 to present) of AXA
                                                                  Financial Services, LLC. Senior Vice President and Deputy
                                                                  General Counsel, The Equitable of Colorado, Inc.

Charles A. Marino             Senior Vice President               See Column 2; Senior Vice President (September 2000 to
                              (September 2000 to preset)          present) and Actuary (September 1999 to present) of AXA
                              and Actuary (May 1998 to            Financial Services, LLC. Director and Vice President
                              present)                            (since December 2003), AXA Financial (Bermuda) Ltd.

Deanna M. Mulligan            Executive Vice President            See Column 2; Senior Vice President (September 2000 to
                              (September 2001 to present)         September 2001) Executive Vice President (September 2001
                                                                  to present) of AXA Financial Services LLC. Prior thereto,
                                                                  Principal (and various positions) at McKinsey and
                                                                  Company, Inc. (1992 to 2000). Director, AXA Distributors,
                                                                  LCC (since March 2002).

*Richard V. Silver            Executive Vice President            See Column 2; Prior thereto, Senior Vice President
                              (since September 2001) and          (February 1995 to September 2001) and Deputy General
                              General Counsel (since              Counsel (since November 1999); Executive Vice
                              November 1999)                      President and General Counsel (September 2001 to present)
                                                                  of AXA Financial, Inc., Senior Vice President and
                                                                  Deputy General Counsel (October 1996 to September
                                                                  2001); Executive Vice President (September 2001 to
                                                                  present) and General Counsel (November 1999 to
                                                                  present) of AXA Financial Services, Inc., Executive Vice
                                                                  President (September 2001 to present) and General
                                                                  Counsel (December 1999 to present) of The Equitable of
                                                                  Colorado, Inc., Director (July 1999 to present) of AXA
                                                                  Advisors, LLC, Director (November 2001 until its dissolution in December 2003) of Paramount Planners, LLC. Secretary,
                                                                  AIMA Acquisition Co. (since September 2003). Previously
                                                                  held other officerships with Equitable Life and its affiliates.

                                                                 PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             POSITIONS AND OFFICES             (AND OTHER POSITIONS)
BUSINESS ADDRESS               WITH EQUITABLE                    WITHIN PAST 2 YEARS
--------------------------     ------------------------          ----------------------------------------------------------------
*Harvey Blitz                  Senior Vice President             See Column 2; Senior Vice President (since July 1992),
                               (September 1987 to                AXA Financial, Inc.; Senior Vice President, AXA Financial
                               present)                          Services, LLC (since September 1999); Senior Vice President
                                                                 (since December 1999), The Equitable of Colorado, Inc.;
                                                                 Director and Chairman of the Board (since June 2003), Frontier
                                                                 Trust Company, FSB ("Frontier"); Executive Vice President
                                                                 (since August 1999) and Director (since July 1999), AXA
                                                                 Advisors LLC (formerly, "EQF" (until September 1999)); Senior
                                                                 Vice President and Director (since July 1999), AXA Network,
                                                                 LLC (formerly EquiSource); Director and Officer of various
                                                                 Equitable Life affiliates.

*Kevin R. Byrne                Senior Vice President             See Column 2; Senior Vice President (September 1997 to
                               (July 1997 to present)            present) and Treasurer (September 1993 to present) of
                               and Tresurer (September           AXA Financial, Inc. Senior Vice President and
                               1993 to present)                  Treasurer, AXA Financial Services, LLC (since September
                                                                 1999) and The Equitable of Colorado, Inc. (since
                                                                 December 1997). Treasurer, Frontier Trust Company, FSB
                                                                 (since June 1990)and AXA Network, LLC (since July 1999).
                                                                 Vice President and Treasurer (since March 1997), EQ
                                                                 ADVISORS TRUST. Director (since July 1997), Senior
                                                                 Vice President and Chief Financial Officer (since
                                                                 April 1998), ACMC, Inc. Senior Vice President and Treasurer,
                                                                 AXA Distribution Holding Corporation (since November
                                                                 1999); Director (since July 1998), Chairman (since
                                                                 August 2000) and Chief Executive Officer (since
                                                                 September 1997), Equitable Casualty Insurance Company;
                                                                 Senior Vice President and Treasurer (since December 2001),
                                                                 AXA Advisors, LLC; Director and Deputy Treasurer (since
                                                                 December 2001), AXA Technology Services (since December 2001)
                                                                 and Director, President and Chief Executive Officer (since
                                                                 December 2003), AXA Financial (Bermuda) Ltd. Previously held other officerships with Equitable Life and its affiliates.

                                                                PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             POSITIONS AND OFFICES            (AND OTHER POSITIONS)
BUSINESS ADDRESS               WITH EQUITABLE                   WITHIN PAST 2 YEARS
--------------------------     ------------------------         -----------------------------------------------------------------
*Judy A. Faucett               Senior Vice President            See Column 2; Senior Vice President, AXA Financial
                               (since September 1996)           Services, LLC (since September 1999); Director,
                               and Actuary (September           Chairman of the Board and Chief Executive Officer,
                               1996 to December 1998).          AXA Network, LLC (July 1999 to December 2001). Partner
                                                                and Senior Actuarial Consultant, Coopers & Lybrand,
                                                                LLC (January 1989 to August 1996); Consultiing
                                                                Actuary, Milliman & Robertson (January 1986 to January
                                                                1989).

*Alvin H. Fenichel             Senior Vice President            See Column 2; Senior Vice President and Controller,
                               (June 1989 to present)           AXA Financial, Inc. (since May 1992), The Equitable
                               and Controller (October          of Colorado, Inc. (since December 1999) and AXA
                               1990 to present)                 Financial Services, LLC (since September 1999).
                                                                Previously held other officerships with Equitable
                                                                Life and its affiliates.

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             POSITIONS AND OFFICES              (AND OTHER POSITIONS)
BUSINESS ADDRESS               WITH EQUITABLE                     WITHIN PAST 2 YEARS
--------------------------     ------------------------           -------------------------------------------------------------
*Paul J. Flora                 Senior Vice President              See Column 2; Senior Vice President (since March
                               (since March 1996) and             1996) and Auditor (since September 1994), AXA
                               Auditor (since September           Financial, Inc. Prior thereto, Vice President and
                               1994)                              Auditor (September 1984 to March 1996). Senior Vice
                                                                  President and Auditor, AXA Financial Services, LLC
                                                                  since September 1999).

*Donald R. Kaplan              Senior Vice President              See Column 2; Senior Vice President (since October
                               (since September 1999)             1999) Compliance Officer and Associate General
                               and Chief Compliance               Counsel (since April 2000), AXA Financial Services,
                               Officer and Associate              LLC. Previously held other officerships with
                               General Counsel                    Equitable Life and its affiliates.

William I. Levine              Executive Vice President           Executive Vice President and Chief Information Officer, AXA
                               and Chief Information              Financial Services, LLC (since February 2001). Member of the
                               Officer (since February            Advisory Board, AXA Technology Services (2002 to present).
                               2001)                              Prior thereto, Senior Vice President of Paine Webber (1997 to 2001)

*Peter D. Noris                Executive Vice President           See Column 2; Executive Vice President (since May 1995) and
                               (May 1995 to present) and          Chief Investment Officer (since July 1995), AXA Financial.
                               Chief Investment Officer           Chairman and Trustee (since March 1997), EQ ADVISORS TRUST.
                               (July 1995 to present)             Executive Vice President and Chief Investment Officer, The
                                                                  Equitable of Colorado (since December 1999), Executive Vice
                                                                  President, AXA Financial Services, LLC (since September 1999).
                                                                  Executive Vice President (since August 1999), AXA Advisors, LLC;
                                                                  Director, Alliance Capital Management Corporation (since July
                                                                  1995), Trustee (since November 2001), AXA Premier Funds,
                                                                  Executive Vice President, EQF, (November 1996 to September 1999).
                                                                  Director, EREIM Managers Corp. (July 1997 to March 2001), and
                                                                  EREIM LP Corp. (October 1997 to March 2001).

                                                                  PRINCIPAL OCCUPATION
NAME AND PRINCIPAL             POSITIONS AND OFFICES              (AND OTHER POSITIONS)
BUSINESS ADDRESS               WITH EQUITABLE                     WITHIN PAST 2 YEARS
--------------------------     ------------------------           -----------------------------------------------------------------
*Anthony C. Pasquale           Senior Vice President              See Column 2; Senior Vice President, AXA Financial
                               (June 1991 to present)             Services LLC (since September 1999). Director, Chairman
                                                                  and Chief Operating Officer, Casualty, (September 1997 to
                                                                  August 2000). Director, EREIM LP Corp. (October 1997 to
                                                                  March 2001). Previously held other officerships with
                                                                  Equitable Life and its affiliates.

*Pauline Sherman               Senior Vice President              See Column 2, Prior thereto, Vice President, Secretary
                               (since February 1999)              and Associate General Counsel. Senior Vice President (since
                               Secretary (since September         February 1999), Secretary and Associate General Counsel
                               1995) and Associate                (since September 1995), AXA Financial Inc. and AXA Financial
                               General Counsel (since             Services LLC (since September 1999). Senior Vice President
                               March 1993)                        Secretary and Associate General Counsel of The Equitable
                                                                  of Colorado (since December 1999). Secretary, AXA
                                                                  Distribution Holding Corporation (since September 1999).
                                                                  Previously held other officerships with Equitable Life.

Jerald E. Hampton              Executive Vice President           See Column 2; Executive Vice President (since May 2002 to
                               (May 2002 to present)              present) of AXA Financial Services, LLC; Director (since
                                                                  May 2002) and Vice Chairman of the Board (since August 2002),
                                                                  AXA Advisors, LLC; Chairman and Chief Executive Officer,
                                                                  AXA Network, LLC (since May 2002); Director and Chairman of the Board, AXA Distributors, LLC (since September 2002).
                                                                  Executive Vice President and Director of the Private Client
                                                                  Financial Services Division, Salomon Smith Barney (April 1992
                                                                  to May 2002).

Jeffrey Green                  Senior Vice President              See Column 2; Senior Vice President (since September
                               (September 2002 to present)        2002) of AXA Financial Services, LLC;
                                                                  Director, President and Chief Operating Officer,
                                                                  AXA Network, LLC (since November 2002); Senior Vice
                                                                  President, AXA Advisors, LLC (since October 2002). Senior
                                                                  Vice President, Product Manager of Salomon Smith Barney
                                                                  (1996 to September 2002).

Item 30. Persons Controlled by or Under Common Control with the Insurance Company or Registrant


          Separate Account Nos. 3, 4, 10, and 66 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company") (formerly The Equitable Companies Incorporated).


          AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                          Consolidated companies as at
                               December 31, 2002




                                   AXA GROUP
                 CONSOLIDATED COMPANIES AS AT DECEMBER 31, 2002


------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY              COUNTRY          CONSOLIDATED COMPANY                    SHAREHOLDERS                              OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES    BELGIUM          IPPA VASTGOED                           AXA HOLDINGS BELGIUM                           100.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA INVESTMENT MANAGERS BENELUX         AXA ASSET MANAGEMENT LIMITED                     0.01
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA INVESTMENT MANAGERS BENELUX         AXA INVESTMENT MANAGERS SA                      99.99
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          ROYALE BELGE INVESTISSEMENT             AXA HOLDINGS BELGIUM                             0.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA BANK BELGIUM                        AXA HOLDINGS BELGIUM                           100.00
  & REAL ESTATE
FINANCIAL SERVICES    BELGIUM          AXA REAL ESTATE INVESMENT MANAGERS      AXA BANK BELGIUM                                 0.10
  & REAL ESTATE                          BENELUX
FINANCIAL SERVICES    BELGIUM          AXA REAL ESTATE INVESMENT MANAGERS      AXA REAL ESTATE INVESMENT                       99.90
  & REAL ESTATE                          BENELUX                                 MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGEMENT PRIVATE       AXA INVESTMENT MANAGERS SA                      99.93
  & REAL ESTATE                          EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGEMENT PRIVATE       AXA INVESTMENT MANAGERS PARIS                    0.01
  & REAL ESTATE                          EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT PRIVATE EQUITY           AXA INVESTMENT MANAGEMENT PRIVATE              100.00
  & REAL ESTATE                          EUROPE SA                               EQUITY SA
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE MANAGEMENT              AXA REAL ESTATE INVESMENT                       99.96
  & REAL ESTATE                          INVESTMENT MANAGERS France              MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE MANAGEMENT INVEST       AXA INVESTMENT MANAGERS SA                       0.01
  & REAL ESTATE                          MANAGERS France
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS PARIS                    0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT PRIVATE EQUITY                   85.46
  & REAL ESTATE                                                                  EUROPE SA
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT PRIVATE EQUITY     AXA INVESTMENT MANAGERS SA                       0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        JOUR FINANCE                                    20.63
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        COMPAGNIE FINANCIERE DE PARIS                   51.07
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        SOCIETE BEAUJON                                  0.92
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COLISEE SURESNES                        AXA ASSURANCES IARD                             23.72
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           SOFAPI                                  COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           HOLDING SOFFIM                          COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           SOFINAD                                 COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA CREDIT                              AXA BANQUE                                      65.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA BANQUE                              AXA ASSURANCES VIE                              37.38
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA BANQUE                              AXA FRANCE ASSURANCE                            62.62
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           COMPAGNIE FINANCIERE DE PARIS           AXA                                            100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA ASSURANCES IARD                              8.20
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           BANQUE DE MARCHES ET D'ARBITRAGE        AXA                                             19.51
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS SA                      99.94
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA GRANDE ARMEE                                 0.01
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA ASSET MANAGEMENT CONSULTANT         AXA INVESTMENT MANAGERS PARIS                    0.02
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA                                             47.42
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA ROYALE BELGE                                 3.81
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA LEVEN NV                                     1.90
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA UK PLC                                      16.66
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA RE                                           0.73
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              NATIONAL MUTUAL FUND MANAGEMENT VIE              3.68
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA KONZERN AG                                   6.68
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              AXA ASSURANCES IARD                             14.50
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS SA              DIRECT ASSURANCES IARD                           0.18
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           CFP - CREDIT                            COMPAGNIE FINANCIERE DE PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA INVESTMENT MANAGERS PARIS           AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA GESTION FCP                         AXA INVESTMENT MANAGERS PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           GIE AXA GESTION DES ACTIFS              AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA FUNDS MANAGEMENT LUXEMBOURG         AXA INVESTMENT MANAGERS SA                      98.84
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA FUNDS MANAGEMENT LUXEMBOURG         AXA INVESTMENT MANAGERS PARIS                    1.16
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA COLLECTIVES                                 15.00
  & REAL ESTATE                          FUNDS


                                  Page 1 de 2

                          Consolidated companies as at
                               December 31, 2002


------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY              COUNTRY          CONSOLIDATED COMPANY                    SHAREHOLDERS                              OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA ASSURANCES VIE                              20.00
  & REAL ESTATE                          FUNDS
FINANCIAL SERVICES    FRANCE           FONDS IMMOBILIERS PARIS OFFICE          AXA ASSURANCES IARD                             15.00
  & REAL ESTATE                          FUNDS
FINANCIAL SERVICES    FRANCE           AXA REAL ESTATE INVESMENT               AXA INVESTMENT MANAGERS SA                      99.99
  & REAL ESTATE                          MANAGERS SA
FINANCIAL SERVICES    FRANCE           AXA MULTIMANAGER SA                     AXA MULTIMANAGER LIMITED                        99.98
  & REAL ESTATE
FINANCIAL SERVICES    FRANCE           AXA GESTION INTERESSEMENT               AXA INVESTMENT MANAGERS PARIS                  100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA INVESTMENT MANAGERS                 AXA INVESTMENT MANAGERS SA                      85.00
  & REAL ESTATE                          DEUTSCHLAND GMBH
FINANCIAL SERVICES    GERMANY          AXA ASSET MANAGEMENT DEUTSCHLAND        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          GMBH
FINANCIAL SERVICES    GERMANY          AXA FUNDS TRUST GMBH                    AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA REAL ESTATE MANAGERS                AXA INVESTMENT IMOBILIEN                       100.00
  & REAL ESTATE                          DEUTSCHLAND
FINANCIAL SERVICES    GERMANY          AXA MERKENS FONDS GMBH                  AXA INVESTMENT IMOBILIEN                       100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA IMOBILIEN AG                        AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                                                                  MANAGERS SA
FINANCIAL SERVICES    GERMANY          AXA PRIVATE EQUITY DEUTSCHLAND          AXA INVESTMENT PRIVATE EQUITY                  100.00
  & REAL ESTATE                          GMBH                                    EUROPE SA
FINANCIAL SERVICES    GERMANY          AXA VORSORGEBANK                        AXA KONZERN AG                                 100.00
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA BAUSPARKASSE AG                     AXA LEBENSVERSICHERING AG                       33.02
  & REAL ESTATE
FINANCIAL SERVICES    GERMANY          AXA BAUSPARKASSE AG                     AXA KONZERN AG                                  66.67
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENTS MANAGERS LIMITED        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA MULTIMANAGER LIMITED                AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA ASSET MANAGEMENT LIMITED                    33.33
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS UK              AXA INVESTMENT MANAGERS SA                      66.67
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS AWF             AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          SERVICES LIMITED
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS DEUTSCHLAND     AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          LIMITED
FINANCIAL SERVICES    GREAT BRITAIN    AXA INVESTMENT MANAGERS GLOBAL          AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          SERVICES
FINANCIAL SERVICES    GREAT BRITAIN    SUN LIFE GLOBAL MANAGEMENT LIMITED      AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA ASSET MANAGEMENT LIMITED            AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA FUNDS MANAGEMENT UK LIMITED         AXA INVESTMENT MANAGERS UK                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    GREAT BRITAIN    AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS LIMITED                        MANAGERS SA
FINANCIAL SERVICES    HONG KONG        AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG IM ASIA PACIFIC                  100.00
  & REAL ESTATE                          ASIA PACIFIC HONG KONG                  HOLD. LLC
FINANCIAL SERVICES    HONG KONG        AXA INVESTMENT MANAGERS HK SAR          AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    HUNGARY          AXA BIZTOSITO PENSION FUND              AXA NORDSTERN HOLDING                          100.00
  & REAL ESTATE
FINANCIAL SERVICES    IRELAND          AXA INVESTMENT MANAGERS IRELAND         AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA INVESTMENT MANAGERS SA                      99.77
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA INVESTMENT MANAGERS ITALIA          AXA ASSICURAZIONI                                0.23
  & REAL ESTATE
FINANCIAL SERVICES    ITALY            AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS ITALIA                         MANAGERS SA
FINANCIAL SERVICES    JAPAN            AXA INVESTMENT MANAGERS TOKYO           AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    JAPAN            AXA ROSENBERG IM                        AXA INVESTMENT MANAGERS ROSENBERG               28.00
  & REAL ESTATE
FINANCIAL SERVICES    JAPAN            AXA ROSENBERG IM                        AXA INVESTMENT MANAGERS SA                      59.99
  & REAL ESTATE
FINANCIAL SERVICES    SINGAPORE        AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG IM ASIA PACIFIC                  100.00
  & REAL ESTATE                          ASIA PACIFIC SINGAPORE                  HOLD. LLC
FINANCIAL SERVICES    SPAIN            AXA REAL ESTATE INVESMENT               AXA REAL ESTATE INVESMENT                      100.00
  & REAL ESTATE                          MANAGERS IBERICA                        MANAGERS SA
FINANCIAL SERVICES    THE NETHERLANDS  AXA INVESTMENT MANAGERS DEN HAAG        AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS SA                      90.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS ROSE            AXA INVESTMENT MANAGERS HOLDING INC.            10.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS NORTH           AXA INVESTMENT MANAGERS ROSE                   100.00
  & REAL ESTATE                          AMERICA
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGER PRIVATE          AXA INVESTMENT MANAGEMENT PRIVATE              100.00
  & REAL ESTATE                          EQUITY US                               EQUITY SA
FINANCIAL SERVICES    UNITED STATES    ALLIANCE CAPITAL MANAGEMENT LLP         AXA FINANCIAL INC.                              25.09
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    ALLIANCE CAPITAL MANAGEMENT LLP         THE EQUITABLE LIFE ASSURANCE                    74.91
  & REAL ESTATE                                                                  SOCIETY
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS                 AXA INVESTMENT MANAGERS SA                     100.00
  & REAL ESTATE                          HOLDING INC.
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG LLC                       AXA INVESTMENT MANAGERS ROSE                    75.00
  & REAL ESTATE
FINANCIAL SERVICES    UNITED STATES    AXA INVESTMENT MANAGERS                 AXA ASSET MANAGEMENT LIMITED                   100.00
  & REAL ESTATE                          & ADVISOR LIMITED
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG INVESTMENT MANAGERS       AXA ROSENBERG LLC                               80.40
  & REAL ESTATE                          ASIA PACIFIC HOLD. LLC
FINANCIAL SERVICES    UNITED STATES    AXA ROSENBERG INVESTMENT MANAGERS       AXA INVESTMENT MANAGERS SA                      19.60
  & REAL ESTATE                          ASIA PACIFIC HOLD. LLC
FINANCIAL SERVICES    UNITED STATES    AXA ALTERNATIVE ADVISORS INC            AXA INVESTMENT MANAGERS SA                     100.00


                                  Page 2 de 2
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
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ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL FUND MANAGEMENT          AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL FINANCIAL SERVICES       AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRALIA       NATIONAL MUTUAL INTERNATIONAL            AXA ASIA PACIFIC HOLDINGS LIMITED          100.00
INSURANCE & REINSURANCE   AUSTRIA         AXA NORDSTERN LEBEN                      AXA NORDSTERN HOLDING                      100.00
INSURANCE & REINSURANCE   AUSTRIA         AXA NORDSTERN VERSICHERUNG               AXA NORDSTERN HOLDING                      100.00
INSURANCE & REINSURANCE   BELGIUM         ARDENNE PREVOYANTE                       AXA BELGIUM                                  0.05
INSURANCE & REINSURANCE   BELGIUM         ARDENNE PREVOYANTE                       AXA HOLDINGS BELGIUM                        99.95
INSURANCE & REINSURANCE   BELGIUM         AXA BELGIUM                              UAB                                          0.42
INSURANCE & REINSURANCE   BELGIUM         AXA BELGIUM                              AXA HOLDINGS BELGIUM                        99.58
INSURANCE & REINSURANCE   BELGIUM         UAB                                      AXA HOLDINGS BELGIUM                       100.00
INSURANCE & REINSURANCE   BELGIUM         ASSURANCES DE LA POSTE VIE               AXA HOLDINGS BELGIUM                        50.00
INSURANCE & REINSURANCE   BELGIUM         ASSURANCES DE LA POSTE                   AXA HOLDINGS BELGIUM                        50.00
INSURANCE & REINSURANCE   CANADA          AXA CANADA                               AXA                                        100.00
INSURANCE & REINSURANCE   CANADA          ACS CANADA VIE                           AXA RE                                     100.00
INSURANCE & REINSURANCE   CANADA          ACS CANADA NON VIE                       AXA RE                                     100.00
INSURANCE & REINSURANCE   CANADA          AXA CS ASSURANCE CANADA                  AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   CANADA          AXA CANADA ADP                           AXA CANADA                                 100.00
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE IARD                          AXA FRANCE ASSURANCE                        99.92
INSURANCE & REINSURANCE   FRANCE          AXA CORPORATE SOLUTION ASSURANCE         AXA RE                                      98.49
INSURANCE & REINSURANCE   FRANCE          ARGOVIE                                  AXA FRANCE VIE                              94.03
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE VIE                           AXA COLLECTIVES                              8.35
INSURANCE & REINSURANCE   FRANCE          AXA FRANCE VIE                           AXA FRANCE ASSURANCE                        91.65
INSURANCE & REINSURANCE   FRANCE          AXA RE FINANCE                           AXA RE                                      79.00
INSURANCE & REINSURANCE   FRANCE          COMPAGNIE GENERALE REASSURANCE           AXA RE                                      99.99
                                            MONTE-CARLO
INSURANCE & REINSURANCE   FRANCE          NATIO ASSURANCES                         AXA FRANCE IARD                             50.00
INSURANCE & REINSURANCE   FRANCE          NSM VIE                                  AXA FRANCE ASSURANCE                        39.93
INSURANCE & REINSURANCE   FRANCE          AXA COLLECTIVES                          AXA FRANCE ASSURANCE                        95.71
INSURANCE & REINSURANCE   FRANCE          AXA COLLECTIVES                          AXA FRANCE IARD                              3.69
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA COLLECTIVES                              0.02
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA FRANCE ASSURANCE                         0.10
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA ASSURANCES IARD                          4.90
INSURANCE & REINSURANCE   FRANCE          AXA RE                                   AXA                                         94.99
INSURANCE & REINSURANCE   FRANCE          DIRECT ASSURANCES IARD                   AXA FRANCE ASSURANCE                       100.00
INSURANCE & REINSURANCE   FRANCE          JURIDICA                                 AXA FRANCE ASSURANCE                        98.51
INSURANCE & REINSURANCE   FRANCE          SAINT GEORGES RE                         AXA                                        100.00
INSURANCE & REINSURANCE   FRANCE          AXA CESSIONS                             AXA RE                                     100.00
INSURANCE & REINSURANCE   FRANCE          SPS RE                                   AXA RE                                      69.95
INSURANCE & REINSURANCE   FRANCE          NSM VIE                                  AXA ASSURANCES IARD                          0.14
INSURANCE & REINSURANCE   FRANCE          AXA ASSISTANCE                           AXA                                        100.00
INSURANCE & REINSURANCE   GERMANY         AXA VERSICHERUNG AG                      AXA KONZERN AG                              74.41
INSURANCE & REINSURANCE   GERMANY         AXA VERSICHERUNG AG                      GRE CONTINENTAL EUROPE HOLDING GMBH         25.59
INSURANCE & REINSURANCE   GERMANY         AXA LEBEN                                AXA VERSICHERUNG AG                         52.19
INSURANCE & REINSURANCE   GERMANY         AXA LEBEN                                AXA KONZERN AG                              47.81
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               AXA KONZERN AG                              52.69
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               AXA LEBEN                                   35.32
INSURANCE & REINSURANCE   GERMANY         AXA KRANKENVERSICHERUNG AG               DEUTSCHE AERZTEVERSICHERUNG                 11.41
INSURANCE & REINSURANCE   GERMANY         AXA NORDSTERN ART                        AXA KONZERN AG                             100.00
INSURANCE & REINSURANCE   GERMANY         DEUTSCHE AERZTEVERSICHERUNG AG           AXA KONZERN AG                              97.87
INSURANCE & REINSURANCE   GERMANY         PRO BAV PENSIONSKASSE                    AXA KONZERN AG                             100.00


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
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ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   GERMANY         ACS ASSURANCE ALLEMAGNE                  AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA UK HOLDING PLC                       AXA RE                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   PPP GROUP PLC                            GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   PPP HEALTHCARE PROFESSIONAL SERVICES     AXA INSURANCE UK                           100.00
                                            LIMITED
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA SUN LIFE PLC                         AXA UK PLC                                 100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ROYAL EXCHANGE ASSURANCE PLC             GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA INSURANCE UK DISCONTINUED BUSINESS   AXA INSURANCE UK                           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA REINSURANCE UK PLC - INSURANCE       AXA REINSURANCE UK PLC - REINSURANCE       100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ACS ASSURANCES UK BRANCH - REINSURANCE   ACS ASSURANCE UK BRANCH - INSURANCE        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ACS ASSURANCE UK BRANCH - INSURANCE      AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA UK PLC                               AXA                                        100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA GLOBAL RISKS (U.K.) LIMITED          AXA RE                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   ENGLISH & SCOTTISH                       AXA UK                                     100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA REINSURANCE UK PLC - REINSURANCE     AXA UK HOLDING PLC                         100.00
INSURANCE & REINSURANCE   GREAT BRITAIN   AXA INSURANCE UK                         GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   HONG KONG       AXA GENERAL INSURANCE HK                 AXA                                        100.00
INSURANCE & REINSURANCE   HONG KONG       AXA INSURANCE HONG-KONG                  AXA INSURANCE INVESTMENT HOLDING            82.50
INSURANCE & REINSURANCE   HONG KONG       AXA INSURANCE HONG-KONG                  AXA                                         17.50
INSURANCE & REINSURANCE   HONG KONG       AXA CHINA REGION LIMITED                 NATIONAL MUTUAL INTERNATIONAL              100.00
INSURANCE & REINSURANCE   HUNGARY         AXA BIZTOSITO                            AXA KONZERN AG                             100.00
INSURANCE & REINSURANCE   IRELAND         GUARDIAN PMPA GROUP LIMITED              GUARDIAN ROYAL EXCHANGE PLC                100.00
INSURANCE & REINSURANCE   ITALY           AXA INTERLIFE                            AXA ITALIA S.P.A                           100.00
INSURANCE & REINSURANCE   ITALY           UAP VITA                                 AXA ITALIA S.P.A                           100.00
INSURANCE & REINSURANCE   ITALY           AXA ASSICURAZIONI                        AXA ITALIA S.P.A                            98.12
INSURANCE & REINSURANCE   ITALY           AXA ASSICURAZIONI                        AXA COLLECTIVES                              1.88
INSURANCE & REINSURANCE   JAPAN           AXA GROUP LIFE JAPAN                     AXA INSURANCE HOLDING JAPAN                100.00
INSURANCE & REINSURANCE   JAPAN           AXA LIFE JAPAN                           AXA INSURANCE HOLDING JAPAN                100.00
INSURANCE & REINSURANCE   JAPAN           AXA NON LIFE INSURANCE CO LIMITED        AXA                                        100.00
INSURANCE & REINSURANCE   LUXEMBOURG      AXA ASSURANCE VIE LUXEMBOURG             AXA LUXEMBOURG SA                          100.00
INSURANCE & REINSURANCE   LUXEMBOURG      AXA ASSURANCES LUXEMBOURG                AXA LUXEMBOURG SA                          100.00
INSURANCE & REINSURANCE   LUXEMBOURG      FUTUR RE                                 AXA CORPORATE SOLUTION ASSURANCE           100.00
INSURANCE & REINSURANCE   LUXEMBOURG      CREALUX                                  AXA HOLDINGS BELGIUM                       100.00
INSURANCE & REINSURANCE   MOROCCO         AXA ASSURANCE MAROC                      AXA ONA                                    100.00
INSURANCE & REINSURANCE   MOROCCO         EPARGNE CROISSANCE                       AXA ASSURANCE MAROC                         99.59
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA ASSURANCES VIE                          87.63
                                            VIDA SA
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA                                          7.46
                                            VIDA SA
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA ASSURANCES VIE                           5.37
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA                                         83.01
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA PORTUGAL SEGUROS VIDA                    2.15
INSURANCE & REINSURANCE   PORTUGAL        AXA PORTUGAL COMPANHIA DE SEGUROS        AXA CORPORATE SOLUTION ASSURANCE             9.07
INSURANCE & REINSURANCE   SINGAPORE       AXA LIFE SINGAPOUR                       NATIONAL MUTUAL INTERNATIONAL              100.00
INSURANCE & REINSURANCE   SINGAPORE       AXA INSURANCE SINGAPORE                  AXA INSURANCE INVESTMENT HOLDING            74.23
INSURANCE & REINSURANCE   SINGAPORE       AXA INSURANCE SINGAPORE                  AXA                                         25.77
INSURANCE & REINSURANCE   SINGAPORE       AXA CORPORATE SOLUTIONS ASIA PACIFIC     AXA RE                                     100.00
                                            PRIVATE LIMITED
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA DE SEGUROS Y             AXA AURORA                                  99.68
                                            REASEGUROS
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA SA                       AXA                                          1.45
INSURANCE & REINSURANCE   SPAIN           AXA AURORA VIDA SA                       AXA AURORA IBERICA                          98.51
INSURANCE & REINSURANCE   SPAIN           AYUDA LEGAL SA DE SEGUROS Y REASEGUROS   AXA AURORA IBERICA                          88.00
INSURANCE & REINSURANCE   SPAIN           AYUDA LEGAL SA DE SEGUROS Y REASEGUROS   AXA AURORA VIDA                             12.00


                                  Page 2 de 3

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                  COUNTRY         CONSOLIDATED COMPANY                     SHAREHOLDERS                            OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
INSURANCE & REINSURANCE   SPAIN           AXA AURORA IBERICA                       AXA AURORA                                  99.68
INSURANCE & REINSURANCE   SPAIN           HILO DIRECT SA DE SEGUROS Y REASEGUROS   AXA AURORA                                  50.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCE SUR LA VIE     AXA COMPAGNIE D'ASSURANCES                   5.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCE SUR LA VIE     AXA                                         95.00
INSURANCE & REINSURANCE   SWITZERLAND     AXA COMPAGNIE D'ASSURANCES               AXA                                        100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA ZORG NV                              AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA SCHADE                               AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   THE NETHERLANDS UNIROBE GROEP                            AXA NEDERLAND BV                           100.00
INSURANCE & REINSURANCE   THE NETHERLANDS AXA LEVEN NV                             AXA VERZEKERINGEN BV                       100.00
INSURANCE & REINSURANCE   TURKEY          AXA OYAK SIGORTA                         AXA OYAK HOLDING AS                         70.91
INSURANCE & REINSURANCE   TURKEY          AXA OYAK HAYAT SIGORTA                   AXA OYAK HOLDING AS                        100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA AMERICA CORPORATE SOLUTIONS, INC     AXA RE                                     100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTION INSURANCE CO      AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA RE AMERICA INSURANCE COMPANY         AXA CORPORATE SOLUTIONS PROPERTY           100.00
                                                                                     & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS PROPERTY         AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
                                            & CASUALTY
INSURANCE & REINSURANCE   UNITED STATES   THE EQUITABLE LIFE ASSURANCE SOCIETY     AXA FINANCIAL INC.                         100.00
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS LIFE             AXA CORPORATE SOLUTIONS REINSURANCE CY     100.00
                                            REINSURANCE COMPANY
INSURANCE & REINSURANCE   UNITED STATES   AXA CORPORATE SOLUTIONS REINSURANCE CY   AXA AMERICA CORPORATE SOLUTIONS, INC       100.00


                                  Page 3 de 3

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ACTIVITY                         COUNTRY            CONSOLIDATED COMPANY             SHAREHOLDERS                          OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
HOLDINGS & MISC. BUSINESSES     AUSTRALIA           AXA ASIA PACIFIC HOLDINGS        AXA                                      42.65
                                                      LIMITED
HOLDINGS & MISC. BUSINESSES     AUSTRALIA           AXA ASIA PACIFIC HOLDINGS        AXA EQUITY & LAW ASSURANCE                9.01
                                                      LIMITED                          SOCIETY
HOLDINGS & MISC. BUSINESSES     AUSTRIA             AXA NORDSTERN HOLDING            AXA LEBENSVERSICHERUBG AG                10.05
HOLDINGS & MISC. BUSINESSES     AUSTRIA             AXA NORDSTERN HOLDING            AXA VERSICHERUNG AG                      89.95
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA                                      84.28
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA ASSURANCES IARD                       5.41
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             VINCI BV                                  4.07
HOLDINGS & MISC. BUSINESSES     BELGIUM             AXA HOLDINGS BELGIUM             AXA CORPORATE SOLUTION                    6.21
                                                                                       ASSURANCE
HOLDINGS & MISC. BUSINESSES     FRANCE              JOUR FINANCE                     AXA ASSURANCES IARD                      39.53
HOLDINGS & MISC. BUSINESSES     FRANCE              JOUR FINANCE                     AXA ASSURANCES VIE                       60.47
HOLDINGS & MISC. BUSINESSES     FRANCE              SOCIETE BEAUJON                  AXA                                      99.77
HOLDINGS & MISC. BUSINESSES     FRANCE              MOFIPAR                          AXA                                      99.90
HOLDINGS & MISC. BUSINESSES     FRANCE              SOCIETE BEAUJON                  AXA ASSURANCES IARD                       0.22
HOLDINGS & MISC. BUSINESSES     FRANCE              COLISEE EXCELLENCE               AXA PARTICIPATION II                    100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA CHINA                        AXA                                      51.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA CHINA                        AXA CHINA REGION LIMITED                 49.00
HOLDINGS & MISC. BUSINESSES     FRANCE              FDR PARTICIPATIONS               FINAXA                                  100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA                                      99.78
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          ALLIANCE CAPITAL MANAGEMENT               0.01
                                                                                       LLP
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA KONZERN AG                            0.04
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          THE EQUITABLE LIFE ASSURANCE              0.02
                                                                                       SOCIETY
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          NATIONAL MUTUAL FINANCIAL                 0.01
                                                                                       SERVICES
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA UK PLC                                0.04
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA FRANCE ASSURANCE                      0.06
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA ROYALE BELGE NON VIE                  0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA ROYALE BELGE                          0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA LIFE JAPAN                            0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA RE                                    0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA TECHNOLOGY SERVICES          AXA INVESTMENT MANAGERS SA                0.01
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA PARTICIPATION II             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     FRANCE              AXA FRANCE ASSURANCE             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   VINCI BV                                 39.73
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   AXA                                      25.49
HOLDINGS & MISC. BUSINESSES     GERMANY             AXA KONZERN AG                   KOLNISCHE VERWALTUNGS                    25.63
HOLDINGS & MISC. BUSINESSES     GERMANY             GRE CONTINENTAL EUROPE           AXA KONZERN AG                          100.00
                                                      HOLDING GMBH
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            VINCI BV                                 67.72
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            AXA                                       8.83
HOLDINGS & MISC. BUSINESSES     GERMANY             KOLNISCHE VERWALTUNGS            AXA KONZERN AG                           23.02
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       GUARDIAN ROYAL EXCHANGE PLC      AXA UK PLC                              100.00
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA UK PLC                       AXA EQUITY & LAW PLC                     21.69
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA UK PLC                       AXA                                      78.31
HOLDINGS & MISC. BUSINESSES     GREAT BRITAIN       AXA EQUITY & LAW PLC             AXA                                      99.95
HOLDINGS & MISC. BUSINESSES     ITALY               AXA ITALIA S.P.A                 AXA                                      98.24
HOLDINGS & MISC. BUSINESSES     ITALY               AXA ITALIA S.P.A                 AXA ASSURANCES VIE                        1.76
HOLDINGS & MISC. BUSINESSES     JAPAN               AXA INSURANCE HOLDING JAPAN      AXA                                      96.42
HOLDINGS & MISC. BUSINESSES     LUXEMBOURG          AXA LUXEMBOURG SA                AXA HOLDINGS BELGIUM                    100.00
HOLDINGS & MISC. BUSINESSES     MOROCCO             AXA ONA                          AXA                                      51.00
HOLDINGS & MISC. BUSINESSES     SINGAPORE           AXA HOLDINGS PTE LTD             AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     SPAIN               AXA AURORA                       AXA                                     100.00


                                  Page 1 de 2

------------------------------------------------------------------------------------------------------------------------------------
ACTIVITY                         COUNTRY            CONSOLIDATED COMPANY             SHAREHOLDERS                          OWNERSHIP
------------------------------------------------------------------------------------------------------------------------------------
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 ROYALE BELGE INVESTISSEMENT              14.10
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 AXA BELGIUM                              40.20
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA NEDERLAND BV                 AXA HOLDINGS BELGIUM                     45.70
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     VINCI BV                         AXA                                     100.00
HOLDINGS & MISC. BUSINESSES     THE NETHERLANDS     AXA VERZEKERINGEN                GELDERLAND                              100.00
HOLDINGS & MISC. BUSINESSES     TURKEY              AXA OYAK HOLDING AS              AXA                                      50.00
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               SOCIETE BEAUJON                           0.44
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA CORPORATE SOLUTIONS                   0.03
                                                                                       REINSURANCE CY
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA BELGIUM                               0.47
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA RE                                    2.95
HOLDINGS & MISC. BUSINESSES     UNITED STATES       AXA FINANCIAL INC.               AXA                                      96.10


                                  Page 2 de 2

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
        LAST UPDATED: 9/30/03

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                           DE             NY      13-3623351
     Frontier Trust Company, FSB  (Note 7)                                                        ND             ND      45-0373941
     AXA Financial Services, LLC   (Note 2)                                                       DE             NY      52-2197822
        AXA Distribution Holding Corporation  (Note 2)                                            DE             NY      13-4078005
           AXA Advisors, LLC     (Note 5)                                                         DE             NY      13-4071393
           AXA Network, LLC     (Note 6)                                        Operating         DE             NY      06-1555494
              AXA Network of Alabama, LLC                                       Operating         AL             AL      06-1562392
              AXA Network of Connecticut, Maine and New York, LLC               Operating         DE             NY      13-4085852
              AXA Network Insurance Agency of Massachusetts, LLC                Operating         MA             MA      04-3491734
              AXA Network of Nevada, Inc.                                       Operating         NV             NV      13-3389068
              AXA Network of Puerto Rico, Inc.                                  Operating        P.R.           P.R.     66-0577477
              AXA Network Insurance Agency of of Texas, Inc.                    Operating         TX             TX      75-2529724
           Paramount Planners, LLC                                              Operating         DE             NY      06-1602479
        The Equitable Life Assurance Society of the United States  (Note 2)  *  Insurance         NY             NY      13-5570651
           The Equitable of Colorado, Inc. *                                    Insurance         CO             CO      13-3198083
           Equitable Deal Flow Fund, L.P.                                       Investment        DE             NY      13-3385076
              Equitable Managed Assets, L.P.                                    Investment        DE             NY      13-3385080
           Real Estate Partnership Equities (various)                           Investment        **                          -
           Equitable Holdings, LLC  (Notes 3 & 4)                                  HCO            NY             NY      22-2766036
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                                 HCO            DE             NY      13-2677213
           Wil-Gro, Inc                                                         Investment        PA             PA      23-2702404
           STCS, Inc.                                                           Investment        DE             NY      13-3761592
           Fox Run, Inc.                                                        Investment        MA             NY      23-2762596
           FTM Corp.                                                            Investment        MD             MD      13-3778225
           EVSA, Inc.                                                           Investment        DE             PA      23-2671508
           Equitable Rowes Wharf, Inc.                                          Investment        MA             MA      04-3272826
           Prime Property Funding II, Inc.                                      Operating         DE             NY      13-3961599
           Sarasota Prime Hotels, LLC                                           Investment        FL             GA      58-2330533
           ECLL, Inc.                                                           Investment        MI             GA      58-2377569

                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership      Comments
                                                                                Owned        or Control     (e.g., Basis of Control)
                                                                                -----        ----------     ------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **
     Frontier Trust Company, FSB  (Note 7)                                          1,000       100.00%
     AXA Financial Services, LLC   (Note 2)                                             -       100.00%
        AXA Distribution Holding Corporation  (Note 2)                              1,000       100.00%
           AXA Advisors, LLC     (Note 5)                                               -       100.00%
           AXA Network, LLC     (Note 6)                                                -       100.00%
              AXA Network of Alabama, LLC                                               -       100.00%
              AXA Network of Connecticut, Maine and New York, LLC                       -       100.00%
              AXA Network Insurance Agency of Massachusetts, LLC                        -       100.00%
              AXA Network of Nevada, Inc.                                                       100.00%
              AXA Network of Puerto Rico, Inc.                                                  100.00%
              AXA Network Insurance Agency of of Texas, Inc.                        1,050       100.00%
           Paramount Planners, LLC                                                      -       100.00%
        The Equitable Life Assurance Society of the United States  (Note 2)  *  2,000,000       100.00%       NAIC # 62944
           The Equitable of Colorado, Inc. *                                    1,000,000       100.00%       NAIC # 62880
           Equitable Deal Flow Fund, L.P.                                               -             -       G.P & L.P.
              Equitable Managed Assets, L.P.                                            -             -       G.P.
           Real Estate Partnership Equities (various)                                   -             -       **
           Equitable Holdings, LLC  (Notes 3 & 4)                                       -       100.00%
              See Attached Listing A
           ACMC, Inc.     (Note 4)                                              5,000,000       100.00%
           Wil-Gro, Inc                                                             1,000       100.00%
           STCS, Inc.                                                               1,000       100.00%
           Fox Run, Inc.                                                            1,000       100.00%
           FTM Corp.                                                                1,000       100.00%
           EVSA, Inc.                                                                  50       100.00%
           Equitable Rowes Wharf, Inc.                                              1,000       100.00%
           Prime Property Funding II, Inc.                                                      100.00%
           Sarasota Prime Hotels, LLC                                                   -       100.00%
           ECLL, Inc.                                                                           100.00%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

*    Affiliated Insurer

** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

***  All subsidiaries are corporations, except as otherwise noted.


1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

     Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.

     Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.

     Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

     As of June 25, 2003, AXF and its subsidiaries owned 54.6% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:

          AXF held directly 32,699,154 Alliance Capital Units (13.05%), Equitable Life directly owned 5,219,396 Alliance Capital Units (2.08%),
          ACMC, Inc. owned 66,220,822 Alliance Capital Units (26.42%), and ECMC, LLC owned 32,720,227 Alliance Capital Units (13.05%).

     Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

     In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.29% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04

Dissolved: -    On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to Credit Suisse Group.
           -    100 Federal Street Funding Corporation was dissolved August 31,
                1998.
           -    100 Federal Street Realty Corporation was dissolved December 20,
                2001.
           -    CCMI Corp. was dissolved on October 7, 1999.
           -    ELAS Realty, Inc. was dissolved January 29, 2002.
           -    EML Associates, L.P. was dissolved March 27, 2001.
           -    EQ Services, Inc. was dissolved May 11, 2001.
           -    Equitable BJVS, Inc. was dissolved October 3, 1999.
           -    Equitable Capital Management Corp. became ECMC, LLC on November
                30, 1999.
           -    Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
           -    Equitable JVS II, Inc. was dissolved December 4, 1996
           -    Equitable Underwriting & Sales Agency (Bahamas) Ltd. was
                dissolved on December 31, 2000.
           -    EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           -    EREIM Managers Corporation was dissolved March 27, 2001.
           -    EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
           -    EVLICO, Inc. was dissolved in 1999.
           -    Franconom, Inc. was dissolved on December 4, 2000.
           -    GP/EQ Southwest, Inc. was dissolved October 21, 1997
           -    HVM Corp. was dissolved on Feb. 16, 1999.
           -    ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           -    Prime Property Funding, Inc. was dissolved in Feb. 1999.
           -    Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           -    Six-Pac G.P., Inc. was dissolved July 12,1999

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING A - Equitable Holdings, LLC

                                                                                               State of       State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           Operating          DE             NY      13-3049038
              Equitable Casualty Insurance Company *                            Operating          VT             VT      06-1166226
              ECMC, LLC   (See Note 4 on Page 2)                                Operating          DE             NY      13-3266813
                 Equitable Capital Private Income & Equity
                 Partnership II, L.P.                                           Investment         DE             NY      13-3544879
              Alliance Capital Management Corporation (See Note 4 on Page 2)    Operating          DE             NY      13-3633538
                 See Attached Listing B
              Equitable JVS, Inc.                                               Investment         DE             GA      58-1812697
                 Astor Times Square Corp.                                       Investment         NY             NY      13-3593699
                 Astor/Broadway Acquisition Corp.                               Investment         NY             NY      13-3593692
                 PC Landmark, Inc.                                              Investment         TX             TX      75-2338215
                 EJSVS, Inc.                                                    Investment         DE             NJ      58-2169594
              AXA Distributors, LLC                                             Operating          DE             NY      52-2233674
                 AXA Distributors Insurance Agency of Alabama, LLC              Operating          DE             AL      52-2255113
                 AXA Distriburors Insurance Agency, LLC                         Operating          DE         CT, ME,NY   06-1579051
                 AXA Distributors Insurance Agency of Massachusetts, LLC        Operating          MA             MA      04-3567096
                 AXA Distributors Insurance Agency of Texas, Inc.               Operating          TX             TX      74-3006330
              J.M.R. Realty Services, Inc.                                      Operating          DE             NY      13-3813232
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     Operating          DE             NJ      22-3492811


                                                                                         Parent's
                                                                             Number of   Percent of
                                                                              Shares     Ownership   Comments
                                                                              Owned     or Control  (e.g., Basis of Control)
                                                                              -----     ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States  *
           Equitable Holdings, LLC
              ELAS Securities Acquisition Corporation                           500       100.00%
              Equitable Casualty Insurance Company *                          1,000       100.00%
              ECMC, LLC   (See Note 4 on Page 2)                                  -       100.00%
                 Equitable Capital Private Income & Equity                                          ECMC is G.P.
                 Partnership II, L.P.                                             -             -   ("Deal Flow Fund II")
              Alliance Capital Management Corporation (See Note 4 on Page 2)    100       100.00%
                 See Attached Listing B
              Equitable JVS, Inc.                                             1,000       100.00%
                 Astor Times Square Corp.                                       100       100.00%
                 Astor/Broadway Acquisition Corp.                               100       100.00%    G.P. of Astor Acquisition. L.P.
                 PC Landmark, Inc.                                            1,000       100.00%
                 EJSVS, Inc.                                                  1,000       100.00%
              AXA Distributors, LLC                                               -       100.00%
                 AXA Distributors Insurance Agency of Alabama, LLC                -       100.00%
                 AXA Distriburors Insurance Agency, LLC                           -       100.00%
                 AXA Distributors Insurance Agency of Massachusetts, LLC          -       100.00%
                 AXA Distributors Insurance Agency of Texas, Inc.             1,000       100.00%
              J.M.R. Realty Services, Inc.                                    1,000       100.00%
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)     100       100.00%




*    Affiliated Insurer

          Equitable Investment Corp merged into Equitable Holdings, LLC on November 30, 1999.

          Equitable Capital Management Corp. became ECMC, LLC on November 30, 1999.

          Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.

          Efective January 1, 2002, Equitable Distributors, Inc. merged into AXA Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.

                                                                                               State of      State of
                                                                                 Type of      Incorp. or     Principal     Federal
                                                                                Subsidiary     Domicile      Operation    Tax ID #
                                                                                ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2) Operating        DE           NY
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)        Operating        DE           NY        13-3434400
                    Albion Alliance LLC                                          Operating        DE           NY        13-3903734
                    Cursitor Alliance LLC                                            HCO          DE           MA        22-3424339
                    Alliance Capital Management LLC                                  HCO          DE           NY
                       Sanford C. Bernstein & Co., LLC                           Operating        DE           NY
                    Alliance Capital Management Corp. of Delaware                    HCO          DE           NY        13-2778645
                       ACAM Trust Company Private Ltd.                           Operating      India        India            -
                       ACM Global Investor Services S.A.                         Operating       Lux.         Lux.            -
                          ACM New-Alliance (Luxembourg) S.A.                     Operating       Lux.         Lux.            -
                          ACM Fund Services (Espana) S.L.                        Operating      Spain        Spain            -
                       ACM International (France) SAS                            Operating      France       France           -
                       ACM Software Services Ltd.                                Operating        DE           NY        13-3910857
                       Alliance Barra Research Institute, Inc.                   Operating        DE           NY        13-3548918
                       Alliance Capital Asset Management (Japan) Ltd             Operating      Japan        Japan            -
                       Alliance Capital Australia Limited                        Operating      Aust.        Aust.            -
                          Far Eastern Alliance Asset Management                  Operating      Taiwan       Taiwan           -
                       Alliance Capital Global Derivatives Corp.                 Operating        DE           NY        13-3626546
                       Alliance Capital Latin America Ltd.                       Operating      Brazil       Brazil           -
                       Alliance Capital Limited                                  Operating       U.K.         U.K.            -
                          Alliance Capital Services Ltd.                         Operating       U.K.         U.K.            -
                             Dimensional Trust Management Ltd.                   Operating       U.K.         U.K.            -
                       Alliance Capital (Luxembourg) S.A.                        Operating       Lux.         Lux.            -
                       Alliance Capital Management (Asia) Ltd.                   Operating        DE       Singapore     13-3752293
                       Alliance Capital Management Australia Limited             Operating      Aust.        Aust.            -
                       Alliance Capital Management Canada, Inc.                  Operating        DE         Canada      13-3630460
                       Alliance Capital Management New Zealand Limited           Operating       N.Z.         N.Z.            -
                                                                                              Parent's
                                                                               Number of      Percent of
                                                                                Shares        Ownership    Comments
                                                                                Owned        or Control   (e.g., Basis of Control)
                                                                                -----        ----------   ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation                                                     owns 1% GP interest in
                                                                                                          Alliance Capital
                                                                                                          Management L.P. and
                                                                                                          100,000 GP units in
                                                                                                          Alliance Capital
                                                                                                          Management Holding L.P.
                 Alliance Capital Management Holding L.P. (See Note 4 on Page 2)                     -
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                    Albion Alliance LLC                                                         37.60%    Equitable Life = 4.7%;
                                                                                                          3rd parties = 57.7%
                    Cursitor Alliance LLC                                                      100.00%
                    Alliance Capital Management LLC                                            100.00%
                       Sanford C. Bernstein & Co., LLC                                         100.00%
                    Alliance Capital Management Corp. of Delaware                    10        100.00%
                       ACAM Trust Company Private Ltd.                                         100.00%
                       ACM Global Investor Services S.A.                                        99.00%    Alliance Capital
                                                                                                          Oceanic Corp. owns 1%

                          ACM New-Alliance (Luxembourg) S.A.                                     1.00%    New Alliance Asset
                                                                                                          Mngmnt (Asia) Ltd owns 99%
                          ACM Fund Services (Espana) S.L.                                      100.00%
                       ACM International (France) SAS                                          100.00%
                       ACM Software Services Ltd.                                              100.00%
                       Alliance Barra Research Institute, Inc.                    1,000        100.00%
                       Alliance Capital Asset Management (Japan) Ltd                           100.00%
                       Alliance Capital Australia Limited                                      100.00%
                          Far Eastern Alliance Asset Management                                 20.00%    3rd parties = 80%
                       Alliance Capital Global Derivatives Corp.                  1,000        100.00%
                       Alliance Capital Latin America Ltd.                                      99.00%    Alliance Capital Oceanic
                                                                                                          Corp. owns 1%
                       Alliance Capital Limited                                 250,000        100.00%
                          Alliance Capital Services Ltd.                          1,000        100.00%
                             Dimensional Trust Management Ltd.                   50,000        100.00%
                       Alliance Capital (Luxembourg) S.A.                         3,999         99.98%    Alliance Cap. Oceanic
                                                                                                          Corp. owns 0.025%
                       Alliance Capital Management (Asia) Ltd.                                 100.00%
                       Alliance Capital Management Australia Limited                            50.00%    3rd parties = 50%
                       Alliance Capital Management Canada, Inc.                  18,750        100.00%
                       Alliance Capital Management New Zealand Limited                          50.00%    3rd parties = 50%

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2003               03/29/04
LISTING B - Alliance Capital Management Corp.



                                                                                                  State of      State of
                                                                                   Type of      Incorp. or     Principal     Federal
                                                                                  Subsidiary     Domicile      Operation    Tax ID #
                                                                                  ----------     --------      ---------    --------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                Operating    So Africa   So Africa        -
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                       Operating      Nambia      Nambia         -
                       Alliance Capital Management (Singapore) Ltd.                  Operating    Singapore   Singapore        -
                       Alliance Capital (Mauritius) Private Ltd.                     Operating    Mauritius   Mauritius        -
                          Alliance Capital Asset Management (India) Private Ltd      Operating      India       India          -
                       Alliance Capital Oceanic Corp.                                Operating        DE          NY      13-3441277
                       Alliance Corporate Finance Group Inc.                         Operating        DE          NY      52-1671668
                       Alliance Eastern Europe, Inc.                                 Operating        DE          NY      13-3802178
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.)                         Operating        DE          NY      13-3191825
                       Alliance Global Investor Services, Inc.                       Operating        DE          NJ      13-3211780
                       Alliance SBS-AGRO Capital Management Co.                      Operating      Russia      Russia         -
                       Hanwha Investment Trust Mgmt. Co., Ltd                        Operating     So Korea    So Korea        -
                       New Alliance Asset Management (Asia) Ltd                      Operating       H.K.        H.K.          -
                          Alliance Capital Taiwan Limited                            Operating      Taiwan      Taiwan         -
                          ACM New-Alliance (Luxembourg) S.A.                         Operating       Lux.        Lux.          -
                       Meiji - Alliance Capital Corp.                                Operating        DE          NY      13-3613617
                       Sanford C. Bernstein Ltd.                                     Operating       U.K.        U.K.          -
                          Sanford C. Bernstein (CREST Nominees) Ltd.                 Operating       U.K.        U.K.          -
                       Sanford C. Bernstein Proprietary Ltd.                         Operating      Aust.       Aust.          -
                       Whittingdale Holdings Ltd.                                    Operating       U.K.        U.K.          -
                          ACM Investments Ltd.                                       Operating       U.K.        U.K.          -
                          Alliance Asset Allocation Ltd.                             Operating       U.K.        U.K.          -
                          Alliance Capital Whittingdale Ltd.                         Operating       U.K.        U.K.          -
                          Alliance Cecogest S.A.                                     Operating      France      France         -
                          Cursitor Alliance Services Ltd.                            Operating       U.K.        U.K.          -
                          Cursitor Holdings Ltd.                                     Operating       U.K.        U.K.          -
                          Whittingdale Nominees Ltd.                                 Operating       U.K.        U.K.          -

                                                                                                Parent's
                                                                                 Number of      Percent of
                                                                                  Shares        Ownership   Comments
                                                                                   Owned        or Control  (e.g., Basis of Control)
                                                                                   -----        ----------  ------------------------
AXA Financial, Inc.
     AXA Financial Services, LLC   (Note 2)
        The Equitable Life Assurance Society of the United States
           Equitable Holdings, LLC
              Alliance Capital Management Corporation
                 Alliance Capital Management L.P.
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                       Alliance Capital Management (Proprietary) Ltd.                              80.00%     3rd parties = 20%
                          Alliance-Odyssey Capital Mgmt. (Nambia)
                            (Proprietary) Ltd.                                                    100.00%
                       Alliance Capital Management (Singapore) Ltd.                               100.00%
                       Alliance Capital (Mauritius) Private Ltd.                                  100.00%
                          Alliance Capital Asset Management (India) Private Ltd                    75.00%     3rd parties = 25%
                       Alliance Capital Oceanic Corp.                              1,000          100.00%     inactive
                       Alliance Corporate Finance Group Inc.                       1,000          100.00%
                       Alliance Eastern Europe, Inc.                                              100.00%
                       AllianceBernstein Investment Research and Management, Inc.,
                          (Alliance Fund Distributors, Inc.                          100                1
                       Alliance Global Investor Services, Inc.                       100          100.00%     formerly, Alliance
                                                                                                              Fund Services, Inc.
                       Alliance SBS-AGRO Capital Management Co.                                    49.00%     3rd parties = 51%
                       Hanwha Investment Trust Mgmt. Co., Ltd                                      20.00%     3rd parties = 80%
                       New Alliance Asset Management (Asia) Ltd                                    50.00%     3rd parties = 50%
                          Alliance Capital Taiwan Limited                                          99.00%     Others owns 1%
                          ACM New-Alliance (Luxembourg) S.A.                                       99.00%     ACM Global Investor
                                                                                                              Svcs owns 1%
                       Meiji - Alliance Capital Corp.                             50,000           50.00%     Meiji Mutual Life
                                                                                                              owns 50%
                       Sanford C. Bernstein Ltd.                                                  100.00%
                          Sanford C. Bernstein (CREST Nominees) Ltd.                              100.00%
                       Sanford C. Bernstein Proprietary Ltd.                                      100.00%
                       Whittingdale Holdings Ltd.                                                 100.00%
                          ACM Investments Ltd.                                                    100.00%
                          Alliance Asset Allocation Ltd.                                          100.00%
                          Alliance Capital Whittingdale Ltd.                                      100.00%
                          Alliance Cecogest S.A.                                                  100.00%
                          Cursitor Alliance Services Ltd.                                         100.00%
                          Cursitor Holdings Ltd.                                                  100.00%
                          Whittingdale Nominees Ltd.                                              100.00%


Item 31.        Number of Contractowners


                As of February 29, 2004, the number of participants in the Members Retirement Program offered by the Registrant was 10,146.


Item 32. Indemnification

    (a)  Equitable Life:

     The by-laws of The Equitable Life Assurance Society of the United States ("Equitable Life") provide, in Article VII, as follows:

     7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

     (i) Any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate is or was a director, officer or employee of the Company shall be indemnified by the Company;

    (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company;-* and

   (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

            (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss.ss.721-726; Insurance Law ss.1216)

     The directors and officers of Equitable Life are insured under policies issued by Lloyd's of London, X.L. Insurance Company and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

(b)  Principal Underwriter:

     Not applicable. Presently, there is no Principal Underwriter of the contracts. Under Rule 3a4-1 of the Securities Exchange Act of 1934, Equitable Life provides marketing and sales services for distribution of the contracts. No commissions are paid.

(c) Undertaking: Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers pursuant to the undertaking described above, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the interests, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in that Act and will be governed by the final adjudication of such issue.

Item 33.        Business and Other Connections of Investment Adviser

     The Equitable Life Assurance Society of the United States ("Equitable") acts as the investment manager for Separate Account Nos. 3, 4, 190 and 191. With respect to Separate Account No. 191, Equitable acts as investment manager within guidelines established by the Trustees of the American Dental Association Members Retirement Trusts. Alliance Capital Management L.P. ("Alliance"), a publicly-traded limited partnership, is indirectly majority-owned by Equitable, provides personnel and facilities for portfolio selection and transaction services. Alliance recommends the securities investments to be purchased and sold for Separate Account Nos. 3, 4 and 190 and the portion of Separate Account No. 191 which is invested in its Separate Account No. 2A, and arranges for the execution of portfolio transactions. Alliance coordinates related accounting and bookkeeping functions with Equitable. Both Equitable and Alliance are registered investment advisers under the Investment Advisers Act of 1940.

     Information regarding the directors and principal officers of Equitable is provided in Item 29 of this Part C and is incorporated herein by reference.

           Set forth below is certain information regarding the directors and principal officers of Alliance Capital Management Corporation. The business address of the Alliance persons whose names are preceded by an asterisk is 1345 Avenue of the Americas, New York, New York 10105.

      (1)                             (2)                               (3)
                                  POSITIONS AND                PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                OFFICES WITH                 (AND OTHER POSITIONS)
BUSINESS ADDRESS                  ALLIANCE                     WITHIN PAST 2 YEARS
----------------                  --------                     ------------------
Directors
* Bruce W. Calvert                Director and Chairman           Chairman (May 2001
                                                                  to present)
                                                                  Alliance Capital
                                                                  Management
                                                                  Corporation;
                                                                  Director (May 2001
                                                                  to present) - AXA
                                                                  Financial, Inc.;
                                                                  Director (May 2001
                                                                  to present) -
                                                                  Equitable Life; Chief
                                                                  Executive Officer
                                                                  (January 1999 to
                                                                  June 2003) - Alliance
                                                                  Capital Management
                                                                  Corporation

   Henri de Castries                Director                      Chairman of
   AXA                                                            Management Board
   25, Avenue Matignon                                            (2001 to present)
   75008, Paris, France                                           and Chief Executive
                                                                  Officer (January
                                                                  2000 to May 2000)
                                                                  - AXA; Director
                                                                  (May 1994 to
                                                                  present) and
                                                                  Chairman of the
                                                                  Board (April 1998
                                                                  to present) - AXA
                                                                  Financial, Inc.;
                                                                  Director
                                                                  (September 1993
                                                                  to present) -
                                                                  Equitable Life

   Christopher M. Condron           Director                      Director, President
   AXA Financial, Inc.                                            and Chief Executive
   1290 Avenue of the Americas                                    Officer (May 2001 to
   New York, NY 10104                                             present) - AXA
                                                                  Fiancial, Inc.;
                                                                  Director, Chairman
                                                                  of the Board,
                                                                  President (since May
                                                                  2002), and Chief
                                                                  Executive Officer
                                                                  (May 2001 to
                                                                  present) - Equitable
                                                                  Life; Member of the
                                                                  Management Board of
                                                                  AXA; Member of the
                                                                  Executive Committee,
                                                                  AXA;

   Denis Duverne                     Director                     Member of the AXA
   AXA                                                            Management Board
   25, Avenue Matignon                                            (since February
   75008, Paris, France                                           2003) and Chief
                                                                  Financial Officer
                                                                  (2003-present)
                                                                  AXA; Director
                                                                  (February 1998 to
                                                                  present) - Equitable
                                                                  Life; Member of the
                                                                  Executive Committee
                                                                  of AXA (January 2000
                                                                  to present): Executive
                                                                  Vice President, Finance,
                                                                  Control and Strategy
                                                                  (January 2000 - 2003)

                                      C-20




  Richard S. Dziadzio               Director                  Senior Vice President -
  AXA                                                         Asset Management
  25, Avenue Matignon                                         Activities, AXA
  75008 Paris, France

  Alfred Harrison                   Director and Vice         See Column 2.
  Alliance Capital                  Chairman
  Management L. P.
  601 Second Avenue South
  Suite 5000
  Minneapolis, MN 55402

      (1)                               (2)                           (3)
                                    POSITIONS AND             PRINCIPAL OCCUPATION
NAME AND PRINCIPAL                  OFFICES WITH              (AND OTHER POSITIONS)
BUSINESS ADDRESS                    ALLIANCE                  WITHIN PAST 2 YEARS
----------------                    --------                  ------------------
* Roger Hertog                      Director and                See Column 2.
                                    Vice Chairman

   Benjamin D. Holloway             Director                     Financial Consultant
   The Continental Companies                                     Director, the Museum of
   3250 Mary Street, Suite 501                                   Contemporary Art in Miami
   Miami, Florida 33133

   W. Edwin Jarmain                 Director                     President (1979 to present) -
   Jarmain Group Inc.                                          Jarmain Group, Inc.; Director
   Suite 4545,                                                   (July 1992 to present) - AXA
   Royal Trust Tower,                                            Financial, Inc.; Director
   77 King Street West                                           (July 1992 to present) -
   Toronto, Ontario                                              Equitable Life
   M5k 1K2 Canada

* Gerald M. Lieberman               Director, EVP                Director and Chief Operating
                                    and Chief                    Officer (November 2003 -
                                    Operating                    present): Executive Vice
                                    Officer                      President Finance and
                                                                 Operations (November 2000 -
                                                                 November 2003) - Alliance
                                                                 Capital Management Corporation


      (1)                             (2)                           (3)
                                 POSITIONS AND              PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               OFFICES WITH               (AND OTHER POSITIONS)
BUSINESS ADDRESS                 ALLIANCE                   WITHIN PAST 2 YEARS
----------------                 --------                   -------------------

Peter D. Noris                    Director                  Executive Vice President
AXA Financial, Inc.                                         and Chief Investment
1290 Avenue of the Americas                                 Officer - Equitable
16th Floor                                                  Life and AXA Financial,
New York, NY 10104                                          Inc. (Since May 1995)


      (1)                             (2)                           (3)
                                 POSITIONS AND              PRINCIPAL OCCUPATION
NAME AND PRINCIPAL               OFFICES WITH               (AND OTHER POSITIONS)
BUSINESS ADDRESS                 ALLIANCE                   WITHIN PAST 2 YEARS
----------------                 --------                   ------------------
* Lewis A. Sanders                 Director,                  Chief Executive Officer
                                   Vice Chairman and          (July 2003 - present);
                                   Chief Executive            Chief Investment Officer
                                   Officer                    (November 2000 - July
                                                              2003) - Alliance Capital
                                                              Management Corporation

  Frank Savage                      Director                  Chief Executive Officer
  Savage Holdings LLC.                                        Savage Holdings LLC
  1414 Ave. of the Americas                                   (July 2001 to present)
  New York, NY 10019                                          Director - Lockheed Martin
                                                              Corporation, and Qualcomm Inc.

  Lorie A. Slutsky                  Director                  President, The New York
  The New York                                                Community Trust (since
  Community Trust                                             January 1990)
  2 Park Avenue
  24th Floor
  New York, NY 10016

  Peter J. Tobin                    Director                  Dean - Peter J. Tobin College
  St. John's University                                       of Business (August 1998 to present);
  Peter J. Tobin College of                                   Director, AXA Financial, Inc.
  Business Administration                                     and Equitable, Life
  8000 Utopia Parkway                                         (since March 1999).
  Bent Hall
  Jamaica, NY 11439

      (1)                           (2)                              (3)
                             POSITIONS AND                   PRINCIPAL OCCUPATION
NAME AND PRINCIPAL           OFFICES WITH                    (AND OTHER POSITIONS)
BUSINESS ADDRESS             ALLIANCE                        WITHIN PAST 2 YEARS
----------------             --------                        -------------------

  Stanley B. Tulin              Director                      Director and Vice
  AXA Financial, Inc.                                         Chairman of the
  1290 Avenue of the Americas                                 Board (both February
  16th Floor                                                  1998 to present) and
  New York, NY 10104                                          Chief Financial
                                                              Officer (May 1996 to
                                                              present) - Equitable
                                                              Life; Vice Chairman
                                                              of the Board
                                                              (February, 1998 to
                                                              present) and Chief
                                                              Financial Officer
                                                              (May 1997 to
                                                              present) - AXA
                                                              Financial, Inc.;
                                                              Executive Vice
                                                              President and Member
                                                              of Executive
                                                              Committee - AXA
                                                              (since December
                                                              2000)

* Dave H. Williams              Director and                  See Column 2.
                                Chairman Emeritus

* John L. Blundin               Executive Vice President      See Column 2.
                                and Co-Head, Disciplined
                                Growth Portfolio Management
                                Team

* Bruce W. Calvert              Chairman of the Board         See Column 2 (Bruce
                                                              resigned as CEO on June 30,
                                                              2003)

* Kathleen A. Corbet            Executive Vice President      See Column 2.
                                and Chief Executive
                                Officer, Alliance Bernstein
                                Fixed Income

  Sharon E. Fay                 Executive Vice President      See Column 2
  Alliance Capital Limited      and Chief Investment          (Sharaon became an
  Devonshire House              Officer, Global Value         EVP on November 13, 2003).
  1 Mayfair Place               Equities
  London W1J8AJ

* Marilyn G. Fedak              Executive Vice President       See Column 2.
                                and Chief Investment
                                Officer, U.S. Value
                                Equities

* Mark R. Gordon                Executive Vice President      See Column 2 (Mark
                                Director of Global            became an EVP on February
                                Quantitave Research and       18, 2004).
                                Chief Investment Officer,
                                Absolute Return Strategy

  Alfred Harrison               Vice Chairman of the Board    See Column 2.
  Alliance Capital
  601 Second Avenue South
  Suite 5000
  Minneapolis, MN 55402

* Roger Hertog                  Vice Chairman of the Board    See Column 2.

* Thomas S. Hexner              Executive Vice President      See Column 2.
                                and President, Bernstein
                                Investment Research
                                and Management



                                      C-25


* Robert H. Joseph, Jr.        Senior Vice President and         See Column 2.
                               Chief Financial Officer

* Gerald M. Lieberman          Executive Vice President,         See Column 2.
                               and Chief Operating Officer       (Jerry became C00
                                                                 on November 13, 2003)

* Mark R. Manley               Senior Vice President and         See Column 2. (Mark
                               Acting General Counsel            became Acting GC in
                                                                 August 2003).

* Seth J. Masters              Senior Vice President and         See Column 2.
                               Chief Investment Officer,
                               Style Blend and Care Equity

* Marc 0. Mayer                Executive Vice President          See Column 2. (Marc
                               and Chairman of the Board         became chairman of
                               Alliance Bernstein Investment     ABIRM on November
                               Research and Management,          13, 2003)
                               Inc. ("ABIRM")

  James G. Reilly              Executive Vice President          See Column 2.
  Alliance Capital             and Large Cap Growth Equities
  227 West Monroe              Portfolio Manager
  Suite 5000
  Chicago, IL 60606

* Paul C. Rissman              Executive Vice President          See Column 2.
                               and Director, Global Growth
                               Equity Research

* Lewis A. Sanders             Vice Chairman of the Board        See Column 2 (Lewis
                               and Chief Executive Officer       became CEO on July 1, 2003).

* Lisa A. Shalett              Executive Vice President,         See Column 2. (Lisa
                               and Chairman of the Board         became EVF on November
                               and Chief Executive Officer,      21, 2002 and Chairman
                               Sanford C. Bernstein &            and CEO of SCB LLC on
                               Co., LLC ("SCB LLC")              October 30, 2002).

* David A. Steyn               Executive Vice President          See Column 2. (David
                               and Head, Alliance                became EVP, and Head of
                               Bernstein Institutional           ABIIM, on November
                               Investment Management             13, 2003).
                               ("ABIIM")

* Christopher M. Toub          Executive Vice President          See Column 2.
                               and Head, Global Growth
                               Equities

Item 34. Principal Underwriters

     (a) Not applicable. Presently, there is no Principal Underwriter of the contracts. See Item 32(b) of this Part C which is incorporated by reference.

     (b) See Item 29 of this Part C, which is incorporated herein by reference.

     (c)  Not applicable.

Item 35. Location of Accounts and Records

         The Equitable Life Assurance Society of the United States

         135 West 50th Street
         New York, New York 10020

         1290 Avenue of the Americas
         New York, New York 10104

         200 Plaza Drive
         Secaucus, New Jersey 07094

Item 36. Management Services

         Not applicable.

Item 37. Undertakings

              The Registrant hereby undertakes the following:

              (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

              (b) to include (1) as part of its applications to purchase any contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

              (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES


         As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 26th day of April, 2004.



                                            THE EQUITABLE LIFE ASSURANCE
                                            SOCIETY OF THE UNITED STATES
                                                    (Registrant)


                                            By: The Equitable Life Assurance
                                                Society of the United States


                                            By: /s/ Dodie Kent
                                                ----------------------
                                                    Dodie Kent
                                                    Vice President and Counsel

                                  SIGNATURES


         As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 26th day of April, 2004.




                                        THE EQUITABLE LIFE ASSURANCE
                                        SOCIETY OF THE UNITED STATES
                                                      (Registrant)



                                        By: /s/ Dodie Kent
                                           ------------------------------------
                                                Dodie Kent
                                                Vice President and Counsel



         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron        Chairman of the Board, Chief Executive Officer
                               and Director


PRINCIPAL FINANCIAL OFFICER

*Stanley B. Tulin              Vice Chairman of the Board, Chief Financial
                               Officer and Director


PRINCIPAL ACCOUNTING OFFICER:

* Alvin H. Fenichel        Senior Vice President and
                           Controller


*DIRECTORS:


Bruce W. Calvert           Norman C. Francis           Edward D. Miller
Christopher M. Condron     Donald J. Greene            Didier Pineau-Valencienne
Henri de Castries          John T. Hartley             George J. Sella, Jr.
Joseph L. Dionne           John H.F. Haskell, Jr.      Peter J. Tobin
Claus-Michael Dill         Mary R. (Nina) Henderson    Stanley B. Tulin
Denis Duverne              W. Edwin Jarmain
Jean-Rene Fourtou          George T. Lowy



*By: /s/ Dodie Kent
    ---------------------------
         Dodie Kent
         Attorney-in-Fact
         April 26, 2004

                                 EXHIBIT INDEX


Exhibit No.

12(j)      Legal Opinion and Consent of Counsel

13(k)      Consent of PricewaterhouseCoopers LLP.